Form 20-F
period 2021-12-31
Sentage Holdings Inc.
filed 2022-07-18
CIK 1810467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40580

Sentage Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

501, Platinum Tower 233 Taicang Road

HuangPu, Shanghai City 200001

People’s Republic of China

(Address of Principal Executive Offices)

Qiaoling Lu

Telephone: +86-21 5386 0209

Email: qllu@sentageholdings.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.001 per share	SNTG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of July 18, 2022, there were 14,000,000 issued and outstanding ordinary shares, par value US$0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes  ☐  No

i

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Ordinary Shares do not own any equity interests in the VIEs (defined below), but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” “Sentage Holdings”, or “our company” refers to Sentage Holdings Inc., a Cayman Islands holding company.

“Sentage Operating Companies” or the “VIEs” refers, collectively, to Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), and their subsidiaries, all of which are limited liability companies organized under the laws of the PRC.  We do not have any equity interests in the Sentage Operating Companies, but consolidate their financial results in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via a series of contractual agreements, or the “VIE Agreements”, among Sentage WFOE (defined below), the Sentage Operating Companies and their respective shareholders. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks.  As advised by our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou) (“Dentons”), the VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses. For details of the VIE Agreements, see “ITEM 4. C. Organizational Structure – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“PRC operating entities” are to Sentage WFOE (defined below) and the Sentage Operating Companies;

●	“Sentage HK” are to Sentage Hong Kong Limited, a Hong Kong corporation, which is a wholly owned subsidiary of Sentage Holdings (defined below);

●	“Sentage Holdings” are to Sentage Holdings Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“Sentage Operating Companies Shareholders” or “VIEs Shareholders” are to shareholders of Sentage Operating Companies, or the VIEs;

●	“Sentage WFOE” or “WFOE” are to Shanghai Santeng Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Sentage HK;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Sentage Holdings, par value $0.001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“US$,” “U.S. dollars,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to a series of contractual agreements among Sentage WFOE, Sentage Operating Companies, and Sentage Operating Companies Shareholders; and

Our business is conducted by Sentage Operating Companies, or the VIEs, in PRC, using RMB, the currency of mainland China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	uncertainty about the further spread of the COVID-19 virus and the impact it may still have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general;

●	trends and competition in the consumer loan repayment and collection management, loan recommendation, and third-party payment services industries; and

●	our expectations regarding the demand for, and market acceptance of, our services and our brands;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our corporate structure, business and industry; and

●	the assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This annual report also contains data related to the consumer loan repayment and collection management, loan recommendation, and third-party payment services industries in China. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The consumer loan repayment and collection management, loan recommendation, and third-party payment services industries may not grow at the rate projected by industry data, or at all. The failure of these industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the consumer loan repayment and collection management, loan recommendation, and third-party payment services industries subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

This annual report contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by PRC governmental entities which have not been independently verified by us. The information in such official sources may not be consistent with other information compiled in or outside China.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership;

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations;

●	the Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition;

●	because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure; and

●	because we are a Cayman island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	we have a limited operating history, which makes it difficult to evaluate our future prospects;

●	the industries we are in are still evolving, which makes it difficult to effectively assess our future prospects;

●	the financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results;

●	the wind-down of our past engagements in the consumer loan repayment and collection management business may affect our business operation and financial performance, and we may not be able to expand our customer base by collaborating with third-party financial institutions as we have planned;

●	we operate a socially sensitive business public complaints against the consumer loan repayment and collection management industry generally or against us in particular may materially and adversely affect our business, financial condition and results of operations;

●	if we fail to maintain collaboration with our funding partners, our reputation, results of operations, and financial condition may be materially and adversely affected;

●	fluctuations in interest rates could negatively affect our loan origination volume;

●	we are dependent on NetsUnion, Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business;

●	if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected; and

●	we may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	there are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business;

●	changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations;

●	uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us;

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably;

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws;

●	any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC Operating Entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC Operating Entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless;

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China;

●	increases in labor costs in the PRC may adversely affect our business and our profitability;

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC Operating Entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us;

●	fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	our PRC operating entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business;

●	we face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies;

●	governmental control of currency conversion may affect the value of your investment and our payment of dividends;

●	there are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC Operating Entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits;

●	the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future;

●	recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business;

●	if we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	the disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC;

●	our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections;

●	the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our continued listing under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval; and

●	to the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	we may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares;

●	we are not expected to pay dividends on our Ordinary Shares in the foreseeable future; and

●	you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We operate our business through the VIEs, in which we do not have equity interests but whose financial results have been consolidated by Sentage Holdings in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements, which have not been tested in a court of law in China. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and the VIEs.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

As advised by our PRC counsel, Dentons, if WFOE, the VIEs, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or if WFOE or the VIEs, fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or the VIEs;

●	discontinuing or restricting the operations of WFOE or the VIEs;

●	imposing conditions or requirements with which we, WFOE, or the VIEs may not be able to comply;

●	requiring us, WFOE, or the VIEs to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to variable interest entities. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to asset our contractual rights over the assets of the VIEs and their subsidiaries, and our Ordinary Shares may decline in value or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

A substantial part of our current revenue and net income is derived from the Sentage Operating Companies. We do not have an equity interest in any of the Sentage Operating Companies but their financial results have been consolidated by us in accordance with U.S. GAAP, due to us being deemed to have effective control over, and be the primary beneficiary of, these companies for accounting purposes, via the VIE Agreements, which VIE Agreements have not been tested in a court of law in China. The VIE Agreements may not be as effective in providing us with the necessary control over the Sentage Operating Companies and their operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of the Sentage Operating Companies, which will result in a significant loss in the value of an investment in our company. We rely on contractual rights through the VIE Agreements to effect control over and management of the Sentage Operating Companies, which exposes us to the risk of potential breach of contract by the Sentage Operating Companies Shareholders.

As all of the VIE agreements with the Sentage Operating Companies are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these VIE agreements between us and any of the Sentage Operating Companies will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE agreements, through arbitration, litigation, and other legal proceedings in the PRC, which could limit our ability to exert effective control over the Sentage Operating Companies. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE agreements, we may not be able to exert effective control over the Sentage Operating Companies, and our ability to conduct our business through the operating entities may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such list. As of the date of this annual report, according to our PRC counsel, Dentons, our business and industry are not on the negative list, and our VIE structure is not implemented to avoid direct foreign investment in the prohibited fields, but to protect the Company, its subsidiaries and VIEs from uncertainties and risks related to China’s policy on foreign investments in Sentage Operating Companies’ line of businesses On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020 and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

Pursuant to the Foreign Investment Law, “foreign investment” means any foreign investor’s direct or indirect investment in the PRC, including: (i) establishing FIEs in the PRC either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new project in the PRC either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council of the PRC (the “State Council”) provisions. Although the Foreign Investment Law does not explicitly classify the contractual arrangements, such as our contractual arrangement described in “Item 4. Information on the Company—C. Organizational Structure,” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through other means stipulated by laws or administrative regulations or other methods prescribed by the State Council without elaboration on the meaning of “other means.” However, the Implementing Regulations of the Foreign Investment Law still do not specify whether foreign investment includes contractual arrangements.

It is possible that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. Therefore, there is no guarantee that the contractual arrangements and the business of our operating entities will not be materially and adversely affected in the future due to changes in the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose of the VIEs and their subsidiaries, which could have a material and adverse effect on our business, financial conditions and results of operations.

The Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition.

The Sentage Operating Companies Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of Sentage Holdings or may breach, or cause Sentage Operating Companies to breach, the existing VIE Agreements we have with them and the Sentage Operating Companies, which would have a material and adverse effect on our ability to effectively control the Sentage Operating Companies and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the Sentage Operating Companies to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of us or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the Sentage Operating Companies Shareholders and us, except that we could exercise our purchase option under the exclusive purchase option agreements with these shareholders to request them to transfer all of their equity interests in the Sentage Operating Companies to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure; and

We are a holding company and a substantial part of our business operations are conducted through the VIE Agreements. As a result, we currently rely on the assumption that we will continue to generate revenue from dividends payments from Sentage WFOE upon its receipt of payments from each of the Sentage Operating Companies pursuant to the exclusive business cooperation agreement. The term of the exclusive business cooperation agreement remains effective unless the agreement is explicitly terminated by Sentage WFOE through written form or other means specified therein. None of the Sentage Operating Companies has the right to terminate that agreement unilaterally. Because neither we nor our subsidiaries own equity interests of the Sentage Operating Companies, the termination of the exclusive business cooperation agreement would sever our ability to continue receiving payments from the Sentage Operating Companies under our current holding company structure. While we are currently not aware of any event or reason that may cause the business cooperation agreement to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the exclusive business cooperation agreement is terminated, this may have a severe and detrimental effect on our viability under our current corporate structure, which, in turn, may affect the value of your investment.

Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The VIE Agreements among Sentage WFOE and each of the Sentage Operating Companies may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes

Under a tax inspection, as advised by our PRC counsel, Dentons, if our transfer pricing arrangements among Sentage WFOE and each of the Sentage Operating Companies are judged to be tax avoidance vehicles, or related documentation does not meet the requirements, Sentage WFOE and each of the Sentage Operating Companies may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Sentage WFOE, which could adversely affect us by (i) increasing Sentage Operating Companies’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes; (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives; or (iii) the PRC tax authorities may impose late payment fees and other penalties on a Sentage Operating Company for the adjusted but unpaid taxes according to the applicable regulations.

We rely on the approvals, certificates and business licenses held by the Sentage Operating Companies and any deterioration of the relationship between Sentage WFOE and any of the Sentage Operating Companies could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, a substantial part of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by each of the Sentage Operating Companies. There is no assurance that all the Sentage Operating Companies will be able to renew their approvals, licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with each of the Sentage Operating Companies is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of Sentage WFOE, with effective control over the business operations of each of the Sentage Operating Companies. However, the VIE Agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Each of the Sentage Operating Companies could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

 If any of our operating entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with the Sentage Operating Companies and the Sentage Operating Companies Shareholders. As part of these arrangements, most of our assets that are important to the operation of our business are held by the Sentage Operating Companies. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our operating entities undergoes a voluntary or involuntary liquidation proceeding, its equity owners or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our Ordinary Shares.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using financing activities to make loans or additional capital contributions to the PRC Operating Entities and operating entities, which could harm our liquidity and our ability to fund and expand our business.

As an offshore holding company of the PRC Operating Entities, we may (i) make loans to the PRC Operating Entities, (ii) make additional capital contributions to the PRC Operating Entities, (iii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts; and

●	loans by us to our operating entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable governmental authorities. Such loan may not be used for equity investments within the PRC unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 142 will result in severe penalties including heavy fines. In order to further reform the foreign exchange administration system, SAFE issued the Circular on Reform of Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises on March 30, 2015, or Circular 19, which took effect from June 1, 2015 and replaced the SAFE Circular 142. Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies. Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope.

Furthermore, SAFE has promulgated Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, on June 9, 2016, hereinafter referred to as Circular 16, which emphasizes the unified policies for discretionary settlement of foreign exchange receipts under the capital account by domestic institutions. Circular 16 also reiterated the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond the company’s business scope. Circular 16 requires SAFE’s local counterparts to unify and regulate the control over discretionary settlement and payment of foreign exchange receipts under the capital account, with the purpose of better serving and facilitating domestic enterprises’ needs in business and capital operations. Circular 16 stipulates that a domestic enterprise, when using its capital account foreign exchange income and Renminbi funds obtained from foreign exchange settlements, shall abide by the principle of truthfulness and only apply such funds for use in its own operations, and will comply with the following: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purpose other than self-use (subject to certain exceptions for real estate enterprises).

We expect that PRC laws and regulations may continue to limit our use of proceeds from financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Business and Industries

We have a limited operating history, which makes it difficult to evaluate our future prospects.

Through Sentage Operating Companies, we launched our (i) consumer loan repayment and collection management business in 2015, (ii) loan recommendation business in June 2019, and (iii) prepaid payment network business in August 2019. We only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the development period. They may still be in the process of exploring approaches to running our company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

We have limited experience in most aspects of our business operation, such as service and product offerings, credit assessment, risk management, and the development of long-term relationships with borrowers, funding partners, and other business partners. As our businesses develop or in response to competition, we may continue to introduce new products and services, adjust our existing product and service profile, or make changes to our business operation in general. Any significant change to our business model may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Furthermore, in addition to our existing product services and offerings, we may also from time to time explore other growth opportunities, such as broadening our customer base across all three business lines and seeking strategic partnerships to enter new markets that are complementary to our existing business lines. These initiatives may have different impacts on our operation, including cannibalization of existing services. Failure to manage our expansion may have unexpected material effect on our financial condition and results of operation.

The industries we are in are still evolving, which makes it difficult to effectively assess our future prospects.

The industries in which we operate through Sentage Operating Companies, including the consumer loan repayment and collection management industry, loan recommendation industry, and the third-party payment services industry in the PRC are still in evolving stages. The regulatory framework for these industries remains uncertain for the foreseeable future. Many market players in these industries, including us, are inexperienced in responding to changes of market situations effectively and keeping the growth of business steadily when the industries enter a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving markets in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive product and services;

●	broaden our prospective customer bases across three business lines;

●	increase the utilization of our products and services by existing customers as well as new customers;

●	maintain and enhance our relationship and business collaboration with our partners, including, but not limited to, developing cooperative relationships with new funding partners to provide borrowers with sufficient, diversified, and cost-effective funding options and maintaining strategic partnerships with NetsUnion Clearing Corporation, or NetsUnion;

●	navigate a complex and evolving regulatory environment in China;

●	improve our operational efficiency;

●	attract, retain and motivate talented employees to support our business growth;

●	enhance our technology infrastructure to support the growth of our business, maintain the security of our systems, and safeguard the confidentiality of the information provided and utilized across our systems;

●	navigate economic conditions and fluctuation; and\or

●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

We may not be able to manage the repayment and collection of consumer loans efficiently and our inability to manage the repayment and collection of consumer loans could adversely affect our revenue and reputation.

The success of our consumer loan repayment and collection management business depends on our ability to manage the repayment and collection of such loans efficiently. Although customers who currently use our services prepaid us fees for our services, in the future this payment structure might change. Our prospective clients could pay us a certain percentage of the total amount of consumer loans collected as commission; the commission rates will correlate strongly to our collection rates. Furthermore, we have been able to establish our industry reputation largely due to the fact that we have been able to manage the repayment and collection of these loans efficiently. Our ability to manage the repayment and collection of consumer loans may be adversely affected by, among other factors, the borrowers’ inability to repay such loans during economic downturns, the age of the loans, or any issue with our operating portal. If we are unable to manage the repayment and collection of consumer loans efficiently in the future, our business, financial condition and results of operations could be significantly and adversely impacted.

The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results.

The Company’s operations are subject to evolving regulatory oversight by the Chinese governmental and local regulatory authorities. As the Chinese financial sector grows, applicable laws, rules, and regulations are evolving. Any changes in laws and regulations applicable to our operations may increase our cost of compliance or may force us to revise our business plan or cease some aspects of our operations. If we fail to continuously comply with applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension of all or part of our business operations. Furthermore, the Chinese governmental and local authorities may institute new licensing requirements applicable to our current or future operations. If such licensing requirements were introduced, we cannot assure you that we would be able to obtain any newly required license promptly, or at all, which could materially and adversely affect our business.

The wind-down of our past engagements in consumer loan repayment and collection management business may affect our business operation and financial performance, and we may not be able to expand our customer base by collaborating with third-party financial institutions as we have planned.

Our existing loan repayment and collection management engagements were completed by the end of 2021. With a team of experienced loan management professionals, the Company plans to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with third-party financial institutions. However, we cannot guarantee the success of such business plan. Although we believe that we can engage new clients and continue our consumer loan repayment and collection management business successfully, there can be no assurance that such will be the case. Even if we are able to eventually execute our plan effectively, it may nevertheless take longer than we expect and that may have an adverse impact on our operating and financial results.

We operate a socially sensitive business. Public complaints against the consumer loan repayment and collection management industry generally or against us in particular may materially and adversely affect our business, financial condition and results of operations.

The general public may have certain misconceptions about the consumer loan repayment and collection management industry, such as the perceived use of unlawful means to collect debts. Given the growth of collection service providers in China, the contentious nature associated with debt collection, the unpredictability of borrower behavior, and the inflow of small-scale market participants with weak compliance protocols, the consumer loan repayment and collection management industry is subject to potentially higher and unpredictable government scrutiny. Such development could subject our operations to regulatory restrictions, government investigations, administrative fines, and increased compliance requirements. As a result, our business and our ability to generate revenue could be materially and adversely affected.

Furthermore, negative publicity about our industry and business creates the possibility of heightened attention from the public, the media and government regulators. From time to time, complaints or allegations against us, regardless of their veracity, may result in negative publicity, which in turn could result in government inquiry or reputational harm. There is no assurance that we would not become a target for public scrutiny in the future or such scrutiny and public exposure would not severely damage our reputation, business, and prospects. Furthermore, we rely heavily on our reputation to develop and maintain client relationships. Our prospective clients, including commercial banks, may refuse to work with us if we suffer from a tarnished reputation, since any perceived or actual violation of laws and regulations by service providers could increase our clients’ regulatory risks. As such, our business is particularly vulnerable to negative media coverage and negative publicity.

In addition, our directors and management may become subject to scrutiny by the media and the public regarding our business, which may result in unverified, inaccurate or misleading information about our directors and management being reported by the press. Negative publicity about our directors or management, even if untrue or inaccurate, may harm our reputation.

If we are unable to obtain sufficient consumer loans from clients to sustain the operation of our loan repayment and collection management business, our revenue may decline and this loss of revenue could have an adverse impact on our business, results of operation, and financial condition.

Currently, we are only managing the repayment and collection of loans that borrowers had obtained from individual customers through our offline loan recommendation business, which we had operated until the end of 2017. Although the service fees we have received for collecting these consumer loans currently represent a significant portion of our revenue, we do not expect this trend to continue in the future. However, for us to operate profitably, we must continuously receive a sufficient supply of consumer loans for repayment and collection management from our clients.

The availability of consumer loans for repayment and collection management depends on a number of factors outside of our control, including the continued growth of consumer loans in China. The growth in consumer loans may be affected by commercial banks and online consumer finance companies’ underwriting criteria and government regulations with respect to consumer loans. Any slowing of the consumer loan growth could result in less credit being extended. Therefore, there can be no assurance that our prospective clients will outsource their consumer loans at all, or that we will be able to offer competitive bids or services for consumer loan collection in the future.

If we are unable to maintain, develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to, or if the amount of outsourced consumer loans available in the market for repayment and collection decreases, we may not be able to obtain the same amount of consumer loans from clients as we have in the past. As our existing loan servicing and collection management engagements is fully completed by the end of 2021, unless we expand our consumer loan and collection management business, this loss of revenue could have an adverse impact on our business, results of operation, and financial condition.

Our revenue would be adversely affected if our clients develop, use or adopt an alternative to our services.

If our prospective clients, including commercial banks and online consumer finance companies, decide to develop their own loan collection solution or platform internally or rely on their in-house collection team and other service providers, our loan repayment and collection management business could be adversely affected. For example, prospective clients could require our in-house specialists to sign into their proprietary loan collection system to access borrower information, instead of allowing us to use such information in our system. Since our success partially depends on our ability to use our advanced technology system, clients resorting to such alternate system may deprive us of our competitive advantage. In addition, our clients may decide against the use of third-party service providers altogether by relying on internal and proprietary resources, which could result in reduced revenue.

We may not be able to diversify our operations in loan repayment and collection management successfully.

Currently, we are only managing the repayment and collection of loans that borrowers had obtained from individual customers through our offline loan recommendation business, which we had operated until the end of 2017. While our business has been profitable, the lack of business diversification makes us vulnerable to market volatility within this particular market segment. We expect to expand our business beyond consumer loans by managing the collection for non-consumer loans. However, the non-consumer loan market is highly competitive. As a new market participant, we may not compete successfully with the current market participants who have substantially longer operating histories and greater financial resources. There is no assurance that the strategy and methods we developed in the collection of consumer loans will be effective in managing the collection of non-consumer loans. If we are not be able to offer competitive services, we may not be able obtain non-consumer loans from prospective clients, which could negatively affect our financial condition and results of operation.

Our employees and collection specialists of third-party agencies may violate our compliance policies and government rules and regulations during the repayment and collection management process.

 We have compliance policies to instruct and guide our employees during the repayment and collection management process to comply with government rules and regulations. We also have comprehensive compliance protocols in place to monitor the activities of collection specialists of third-party agencies with which we collaborate. However, our employees and third-party collection specialists may not comply with our compliance policies and violate laws and regulations in the repayment and collection management process. They may make verbal or written threats of physical harm, use vulgar or inappropriate language, or agree to unauthorized repayment arrangements with borrowers, among other actions, in order to increase the likelihood of collection. They may use illegal tactics such as impersonation of government officials or fabricated documents to exert influence over borrowers. They may solicit borrower’s personal information illegally and sell such information to third parties for their personal financial gains.

Although these are individual acts, these acts may still adversely affect our business, cause reputational damage, or result in monetary penalties or loss of business. If the violations are severe, our clients may terminate our services and cease cooperation with us in the future. In addition, the government may investigate our operations for potential violations of government rules and regulations, which may interrupt our normal operations, and we may be subject to administrative penalties such as monetary penalties or, in the most severe circumstances, suspension of our loan repayment and collection management business. As of the date of this annual report, we have not been subject to any investigation or punishment for violations by government agencies during the repayment and collection management process.

Borrowers may respond to our request for payment with unexpected reactions.

The responsibilities of our in-house collection specialists include, but are not limited to, contacting borrowers by telephone and informing borrowers about the disadvantages and potential consequences of having delinquent debts. However, borrowers may not react to our requests for payments rationally.

In addition, borrowers have formed groups to strategize against collection service providers, including entrapment arrangements to induce collection specialists to violate compliance policies and laws and regulations. We are aware of the existence of certain online social media groups organized by borrowers to strategize against repayment and collection activities, such as inducing collection specialists to use inappropriate language during the repayment and collection management process and then recording such conversations as evidence against collection service providers in order to claim monetary damages or request reduction or cancellation of their debts.

Borrowers’ actions are beyond our control. If any of their threats materializes, such threats may cause significant reputational damage to our operations and/or instigate a government investigation. Our clients may be discouraged from working with us due to the negative publicity caused by borrowers’ actions, which could result in an increase in staff turnover rates, a decrease in revenue, and an adverse impact on our business, financial condition, and results of operations. Government agencies may also initiate formal investigations as result of any materialized threats. As of the date of this annual report, we have not been subject to any investigation or punishment for violations by government agencies during the repayment and collection management process.

If the scale and growth of our loan recommendation business are restrained by PRC laws and regulations, our business, financial condition, and prospects would be materially and adversely affected.

As part of our business model, we provide recommendation services to funding partners under our loan recommendation business, which allow funding partners to access borrowers who have passed our risk assessment. The funding partners make the final credit decision based on their own credit assessment and are also in charge of funding and servicing the loans. See “Business—Loan Recommendation” for details.

Under the current PRC regulatory regime, the legal definition and regulatory principles of loan recommendation services and specific regulatory requirements regarding the services have not been clarified in any relevant promulgated laws or regulations. However, in light of the evolving and developing nature of the regulatory regime regarding loan recommendation services in China, it is probable that the Chinese government will adopt regulations and policies that may temporarily restrain the scale and growth of our loan recommendation services in the future. For more details, see “Regulations—Regulations on Loan Recommendation Services.”

Conditions that negatively impact the real estate market in China may affect the loan amount borrowers may receive from funding partners, reduce demand for the operating entities’ loan recommendation business, and adversely impact their business, results of operations, and financial condition.

We only recommend borrowers who are able to collateralize properties evaluated and approved by our dedicated team of experienced professionals. The borrowers who have used our loan recommendation services are primarily owners of residential properties in Shanghai City, China. Accordingly, the success of our business is closely tied to the conditions of the real estate market segment in which these borrowers are located. Various changes in real estate conditions may impact this market segment. Any negative trends in such real estate conditions may affect the loan amount borrowers may receive from funding partners, the demand for our recommendation services, the accuracy of our property valuation and, as a result, adversely affect our results of operations. These conditions include:

●	oversupply of, or a reduction in demand for, residential properties;

●	zoning, rent control or stabilization laws, or other laws regulating the real estate market segment;

●	changes in the national and local tax code related to real estate;

●	increased operating costs, including increased real property taxes, maintenance, insurance, and utilities costs; and

●	potential liability under environmental and other laws.

Any or all of these factors could negatively impact the real estate market segment and, as a result, reduce the demand for loans provided by our funding partners or the terms on which they are able to make loans and, as a result, materially and adversely affect us.

Fraudulent activity could negatively impact our operating results, brand, and reputation, and cause the use of our loan recommendation services to decrease.

We are subject to the risk of fraudulent activity associated with borrowers and parties handling borrower or funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Even if we identify a fraudulent borrower and reject her loan recommendation application, such borrower may re-apply by using fraudulent information. We may fail to identify such behavior, despite our measures to verify personal identification information provided by borrowers. Furthermore, we may not be able to recoup funds underlying transactions made in connection with fraudulent activities. A significant increase in fraudulent activities could negatively impact our brands and reputation, discourage funding partners from collaborating with us, reduce the total amount of loans originated by funding partners, and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that fraudulent activities may materially and adversely affect our business, financial condition, and results of operations in the future.

We rely on our risk management model in assessing the creditworthiness of borrowers, the value of collateralized property, and risks associated with loans. If our risk management approach is ineffective, or if we otherwise fail or are perceived to fail to manage the impact of default, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract borrowers and funding partners to, and build trust in, our loan recommendation business is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles, the likelihood of default, and the value of borrowers’ collateralized properties. We have devised and implemented a systematic credit assessment model and an asset-driven, disciplined risk management approach to minimize a borrower’s default risk and mitigate the impact of default. Specifically, our assessment model and risk management capabilities not only enable us to select high-quality borrowers whose financial conditions and personal background are satisfactory to us, but also protect our funding partners against lending more than they might be able to recover in the case of default. For details on our credit assessment and risk management approach, see “Business—Loan Recommendation—Credit Assessment and Risk Management.”

During the risk management process, appraisals are obtained on the collateral underlying each prospective mortgage. Although we have adopted internal measures to guide the appraisal process and conducted internal review for each appraisal opinion, the quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure to provide an appraisal in the amount necessary to enable funding partners to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our reputation, business, and results of operations.

There can be no assurance that our risk management measures will allow us to identify or appropriately assess whether the interest and principal payments due on a loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. Our risk management measures are narrower than some of our competitors because we give primary consideration to the adequacy of the property as collateral rather than focusing on the personal income of the borrower. For example, while we have adopted a multifactor selection process, there is no minimum credit score that a potential borrower must have in order to obtain a recommendation from us. Although we believe that this asset-driven approach is one of our competitive advantages, it may result in higher delinquency and default rates than those experienced by our competitors with broader risk management measures and/or those who require minimum credit scores. Furthermore, if we are unable to identify delinquency, default, and other fraud risks of the borrower through our risk management measures, although we are not legally responsible for such risks, they may still expose us to reputational harm, reduce our industry credibility, and adversely affect our business.

On a case by case basis, our in-house credit assessment team may determine that a prospective borrower that does not strictly qualify under our internal guidelines warrants a recommendation exception, based upon compensating factors. Compensating factors may include, but are not limited to, higher borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. If our funding partners lend loans to these borrowers recommended by us, it may result in a higher number of delinquencies and defaults.

We also rely on analytical models (both models developed by us and those supplied by third parties) and information and data (both generated by us and supplied by third parties). Models and data will be used to make projections on borrowers’ ability to repay loans and estimate value of collateralized properties. When models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. Some of the analytical models we use, such as mortgage default models, are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to volatility in results. In addition, the predictive models used by us may differ substantially from those models used by our competitors.

If any of the foregoing were to occur in the future, our funding partners may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our services, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

We rely on our risk management team to establish and execute our risk management policies. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, our business may be severely disrupted.

We rely on our risk management team to continuously adjust our property valuation method, which is the center of our risk management policies. We rely on our risk management team to spot and fix potential errors and flaws in our property valuation method. Meanwhile, the primary mortgage market in China changes fast and we may need to adjust our risk management principles from time to time to minimize borrowers’ default rate while securing a stable increase in the number of borrowers and satisfying returns for our funding partners. We rely on our risk management team to closely monitor the change in the market and our business and update our risk management principles accordingly. If our risk management team or key members of such team were unable or unwilling to continue in their present positions, we may have to incur additional time and monetary cost to find a replacement to our risk management team that fits us, and our result of business operation and financial conditions may be adversely and severely impacted.

Credit and other information we receive from third parties about borrowers may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For credit assessment purposes, we obtain certain information of the prospective borrowers from prospective borrowers directly and some information from third parties. For more details on our information collection measures, see “Business—Loan Recommendation—Credit Assessment and Risk Management—Information Collection, Verification, and Fraud Detection.” Such information may not be complete, accurate, or reliable. Our credit assessment may not reflect that particular borrower’s actual creditworthiness because the assessment may be based on outdated, incomplete, or inaccurate borrower information. We currently cannot accurately determine whether borrowers have outstanding loans at the time they apply for loans through the use of recommendation services even though we have adopted compliance processes. This creates the risk that a borrower may borrow money through our services in order to pay off loans they have obtained through other funding sources and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out with our funding partner, the additional debt may impair the ability of that borrower to make repayments on her loan with the funding partner. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally and could result in the financial distress or insolvency of the borrower. As a result, we may incur reputational harm and lose potential or existing business opportunities with our funding partners.

Meanwhile, if the price of the quality data increases, we may not get access to the quality information at the same cost in the future. We may be forced to conduct credit assessment with less quality data or pay more for quality information in the future, which could adversely affect our business, financial conditions, and result of the operation.

If we are unable to maintain or increase the overall loan volume, if we are unable to retain existing borrowers or attract new borrowers, or if we fail to meet the financial needs of borrowers as they evolve and are therefore unable to capture their long-term growth potential, our loan recommendation business and results of operations will be adversely affected.

To maintain the high growth momentum of our loan recommendation business, we must continuously increase the loan volume by retaining current borrowers and attracting additional borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration, which may result in borrowers being unable to obtain capital through our recommendation services and turning to other sources for their borrowing needs.

The overall loan volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of our credit assessment process, availability of our funding partners, the macroeconomic environment, and other factors. In connection with the introduction of new services or response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of our recommended borrowers, which may negatively affect the growth of loan volume.

If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers, and may even lose our existing borrowers to our competitors. If we are unable to attract qualified borrowers or if borrowers do not continue to use our recommendation services at the current rates, we might be unable to increase loan volume as we expect, and our business and results of operations may be adversely affected.

Some borrowers may use our loan recommendation services through business contacts, which could expose us to risks associated with such third parties.

Some borrowers are referred to us after receiving and reviewing the information provided by a third party. We do not verify, validate or modify any information provided by third-party websites and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could harm our business and affect our reputation. In addition, if the business operation of such third parties deteriorate, the unsatisfied borrowers may associate our company with such third parties, which could harm our business and negatively affect our reputation.

If we fail to maintain collaboration with our funding partners, our reputation, results of operations, and financial condition may be materially and adversely affected.

Our funding partners typically agree to provide funding to borrowers who meet their predetermined criteria, subject to their credit approval process. While borrowers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our funding partners, our funding partners may implement additional requirements in their approval process outside of our capacity to monitor and control. Thus, there is no assurance that our funding partners could provide reliable, sustainable and adequate funding, either because they could decline to fund borrowers recommended by us or decline to continue consider qualified borrowers recommended by us.

In addition, if PRC laws and regulations impose more restrictions on our collaboration with funding partners, these funding partners will become more selective in choosing business partners for recommendation services, which may drive up the competition among loan recommendation service providers. If our funding partners, which mainly consist of national and regional banks, are restricted from funding loans to borrowers recommended by us in any sense, it may adversely affect our results of operations. Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our funding partners, our collaboration with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

If our loan recommendation services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

To achieve market acceptance of our recommendation services, it is essential for us to maintain and enhance our ability to match and recommend suitable mortgage products for our borrowers and the effectiveness of our credit assessment and property valuation process. If we are unable to respond to changes in borrower preference and deliver satisfactory and distinguishable borrower experience, existing borrowers and prospective borrowers may prefer services provided by competitors or obtain mortgage products directly from funding providers. As a result, loan recommendation applications will decrease, and our services and solutions will be less attractive to funding partners, and our business, financial performance, and prospects will be materially and adversely affected.

Our loan recommendation services could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find the features of available mortgage loan products, such as the prices and credit limits, competitive or appealing;

●	we may fail to predict market demand accurately and recommend mortgage products that meet this demand in a timely fashion;

●	borrowers and funding partners using our services may not like, find useful, or agree with the changes we make;

●	there may be defects, errors, or failures in our credit assessment and risk management process;

●	there may be negative publicity about our recommendation services;

●	regulatory authorities may take the view that our existing and new recommendation services do not comply with PRC laws, regulations or rules applicable to us; and

●	there may be competing products or services introduced or anticipated to be introduced by our competitors.

If our loan recommendation services do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

Fluctuations in interest rates could negatively affect our loan origination volume.

Most of the mortgages provided by our funding partners are issued with fixed interest rates. Fluctuations in the interest rate environment may discourage funding partners to provide loans for borrowers recommended by us, which may adversely affect our business. Meanwhile, if our funding partners fail to respond to the fluctuations in interest rates in a timely manner, the available mortgage products may become less attractive to borrowers.

Our success depends on the ability to develop products and services to address the rapidly evolving market for third-party payment services, which include prepaid payment network services.

As we offer prepaid payment network services, which is a subcategory of third-party payment services, we expect that new products, services and technologies applicable to the third-party payment services industry in which we operate will continue to emerge and evolve. Rapid and significant technological changes continue to shape such industry, including developments in ecommerce, mobile commerce, and proximity payment devices. Other potential changes, such as developments in big data analytics and artificial intelligence, are on the horizon as well. Similarly, there is rapid innovation in the products and services to facilitate business operations, including technology-enabled business services. These new products, services and technologies may be superior to, impair, or render obsolete the payment services we currently offer, or the technologies we currently use to provide them.

Incorporating new technologies into our payment services may require substantial expenditures and considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There can be no assurance that any new products or services we develop and offer to our customers will achieve significant commercial acceptance. Our ability to develop new products and services may be inhibited by industry-wide standards, laws and regulations, payment networks, resistance to change from customers, or third parties’ intellectual property rights. The planned timing for introduction of new products and services is subject to risks and uncertainties. We cannot assure you that any of our new payment products and services will achieve widespread market acceptance and generate incremental revenue. Moreover, actual timing may differ materially from original plans. Unexpected technical, distribution or other problems could delay or prevent the introduction of our new products and services. If we are unable to provide enhancements and new features for our prepaid payment network services or keep pace with rapid technological developments and evolving industry standards, our business, results of operations, and financial condition would be materially and adversely affected.

Market, economic and other conditions in China may adversely affect the demand for our products and services.

Payment services depend upon the overall level of economic conditions and consumer spending in China. A sustained deterioration in the general economic conditions in China, including any turmoil in the economy, reductions in household disposable income, distresses in financial markets, or reduced market liquidity, as well as increased government intervention, may reduce the number of our customers. Small-to-medium size business owners, in particular, are more susceptible to adverse changes in market, economic and regulatory conditions and the level of consumption in China. As a result, the demand for our existing and new payment services could decrease, and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the following:

●	fluctuations in consumer demand, which reflect the prevailing economic and demographic conditions;

●	low levels of consumer and business confidence associated with recessionary environments which may in turn reduce consumer spending;

●	financial institutions restricting credit lines to cardholders or limiting the issuance of new cards to mitigate cardholder defaults; and

●	government intervention and regulation, and/or reduction in government investments in our customers, and that may reduce their desire to use our products and services.

We are subject to extensive regulations in the third-party payment services industry. Non-compliance with or changes to the regulations or licensing regimes may materially affect our business operations and financial results.

As prepaid payment network services is a subcategory third-party payment services, we are subject to the regulations applicable to the third-party payment services industry, which is implemented and monitored by several regulatory authorities, such as the PBOC, the China Securities Regulatory Commission (“CSRC”), the State Administration of Foreign Exchange (“SAFE”), the National Development and Reform Commission (“NDRC”) and the China Banking and Insurance Regulatory Commission (“CBIRC”). There are laws and regulations that cover different aspects of the industry including entry into such businesses, scope of permitted activities, licenses and permits for various operations and pricing. Major laws and regulations that govern our prepaid payment network business include or may in the future include those relating to payment services, such as payment processing and settlement, money transfer, foreign exchange, anti-money laundering and financial consumer protection, insurance and financial services. See “Regulations—Regulations on Prepaid Payment Network Services.”

As the third-party payment services industry in China is emerging and evolving, the applicable laws, rules, and regulations are continually developing and evolving. Any changes in the relevant rules and regulations may result in an increase in our cost of compliance or might restrict our business activities. If we fail to continuously comply with the applicable rules, regulations, we may face fines or restrictions on our business activities, or even a suspension or revocation of some or all of our licenses that allow us to carry on our business activities. Furthermore, the PRC government may institute new licensing regimes covering our current and future services offerings. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Our efforts to expand our payment service offerings may not succeed and may reduce our revenue growth.

While we intend to continue to broaden the scope of our payment services, we may not be successful in deriving any significant revenue from such efforts. Failure to do so may inhibit the growth of our business, as well as increase the vulnerability of our core payments business to competitors who offer a full suite of products and services. Furthermore, we may have limited or no experience in our newly expanded markets. We cannot assure you that any of our new payment services will be widely used. These offerings may present new technology, operational, and other challenges. If we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Our newly expanded business operations may not recoup our investments in a timely manner or at all. If any of these events were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business, results of operations and financial condition.

If we are unable to provide customers with satisfactory experience, or otherwise fail to maintain or enlarge our customer base, the volume of transactions processed via our prepaid payment network services may decline and our results of operations may be adversely affected.

We believe that customer base is the core building block of our prepaid payment network business, and our ability to provide customers with satisfactory experience is critical to our success and continuous growth in revenue and customer base. If we fail to deliver satisfactory and distinct user experience, we may lose our customers and business partners, resulting in a decrease in the volume of transactions processed via our payment services, and our results of operations may be adversely affected. Our ability to provide customers with satisfactory experience is subject to a number of factors, including our ability to provide effective services, our ability to continuously innovate and improve our services to meet customer needs, and our access to and cooperation with our business partners. We may lose customers and revenue, and our results of operations could be materially and adversely affected if we fail to provide satisfactory experience to our customers.

We are dependent on NetsUnion Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business.

According to the People’s Bank of China, or the PBOC, after June 30, 2018, third-party payment service providers, which include prepaid payment network service providers, are required to channel internet payments via NetsUnion, rather than banks’ payment gateways. As a result, we rely on NetsUnion to process transactions on our behalf. However, NetsUnion may fail or refuse to process transactions adequately, may breach its agreement with us, or may refuse to renew the agreement on commercially reasonable terms. It may also take actions that downgrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including those of its own. If we are unsuccessful in establishing or maintaining mutually beneficial relationship with NetsUnion, our business may be harmed.

NetsUnion requires us to comply with its network operating rules, including special operating rules that apply to us as a provider of payment services to customers. These rules are set by NetsUnion, who has the discretion as to interpretation and alteration. If there is any interpretation of, or alteration to the network rules that are inconsistent with the way we currently operate, we may be required to make changes to our business operation. This could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with NetsUnion, we could be fined or prohibited from processing prepaid cards. In addition, violations of the network rules or failure to maintain good relationships with NetsUnion could increase our costs or otherwise harm our prepaid payment network business.

Our current risk management system and internal control policies and procedures may not be able to exhaustively address or mitigate all risks to which we are exposed through our prepaid payment network business.

We are subject to various kinds of risks, including business risks, operational risks and financial risks. Currently, we rely on our data driven risk management system, and internal control policies and procedures to address and mitigate these risks. See “Business—Prepaid Payment Network Services— Risk Management and Internal Control.” Our limited experience in providing prepaid payment network services may render risk management less effective in addressing some of the risks, exacerbating our risk exposure. Additionally, our data-driven risk management system and internal control policies and procedures may not be able to exhaustively mitigate our exposure to these risks. We cannot assure you that our assessment and monitoring of risks will always be sufficient. Any insufficiency in our risk management system and internal control policies and procedures may have a material adverse effect on our business, results of operations, and financial condition.

Fraudulent and fictitious transactions, and misconduct committed by our employees, customers, and other third parties may pose challenges to our risk management capabilities, and failure to manage the related risks may adversely affect our business, financial condition, and results of operations.

As our prepaid payment network business grows and we diversify our service offerings, we may be subject to liability for fraudulent payment transactions by customers, in particular, fraudulent chargeback and use of counterfeit cards. Fraud or other misconduct committed by our employees, customers, or other third parties may be difficult to detect or prevent. Such fraud or misconduct could subject us to financial losses and regulatory sanctions as well as seriously damage our reputation. We cannot assure you that all of our employees and customers and other third parties will fully comply with our risk management policies, measures and procedures for preventing fraud and other misconduct. We cannot assure that we will always be able to identify and prevent all fraud and other misconduct by our employees and customers and other third parties. Future fraud or other misconduct by our employees and customers and other third parties could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. Fraudulent activities have become increasingly sophisticated. Incidents of frauds could increase in the future. Our measures to detect and reduce the risk of fraud need to be continually improved to effectively guard against new and evolving forms of fraud, or frauds in connection with our new products and services. Substantial costs may be incurred in improving such security measures. Failure to effectively identify and address these risks could lead to losses, regulatory penalties, or even regulatory restrictions to our business operations, which will adversely affect our business, financial condition, and results of operations. See “Business—Prepaid Payment Network Services—Risk Management and Internal Control—Fraud.”

We face increasing competition, and if we do not compete effectively, our operating results could be harmed.

The industries in which we are operating are competitive and evolving. With respect to loan repayment and collection management and loan recommendation, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms, and other consumer finance platforms. For repayment and collection management, our major competitors include China Data Group (Suzhou) Limited, M&Y Global Services, and Promisechina (Shanghai) Investment Co., Ltd. For loan recommendation, we primarily compete with institutions such as Shanghai Qingpu Real Estate Investment Property Co., Ltd, Shanghai Hongkou Real Estate Service Co., Ltd. and Shanghai Yangpu Public Housing Asset Management Co., Ltd. With respect to prepaid payment network services, we primarily compete with other third-party payment service providers in China, including Shandong Chenglian Card Payment Co., Ltd., Qingdao Baisentong Payment Co., Ltd. and Shandong Feiyin Intelligent Technology Co., Ltd.

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive pool of borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. For example, traditional financial institutions may offer loan recommendation services. Experienced in financial product development and risk management and being able to devote greater resource to the development, promotion, sale and technical support, they may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Our competitors may be better at developing new services and products, responding to new technologies, charging lower fees on products and services and undertaking more extensive marketing campaigns. When new competitors seek to enter our targeted markets, or when existing market participants seek to increase their market share, they sometimes undercut product and service pricing and/or terms prevalent in the markets, which could adversely affect our market share or ability to capture new market opportunities. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

●	maintain the quality and reliability of our products and services;

●	provide our customers with a satisfactory and distinguished customer experience;

●	enhance and improve our credit assessment model, risk management system, and IT infrastructure;

●	effectively manage and resolve customer complaints; and

●	effectively protect personal information and privacy of customers and business partners.

Any malicious or innocent negative allegation made by the media or other parties about our company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the industries in which we operate are still evolving, negative publicity may arise from time to time. Negative publicity about China’s financial industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about the operating entities’ partners, outsourced service providers or other counterparties, such as negative publicity about their business practices and any failure by them to adequately protect confidential information, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the financial industry in China, such as bankruptcies or failures of finance platforms, or negative perception of the industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to acquire new customers and establish new strategic partnerships.

Misconduct, errors and failure to function by the Sentage Operating Companies’ employees and third-party service providers could harm our business and reputation.

The operating entities are exposed to many types of operational risks, including the risk of misconduct and errors by the Sentage Operating Companies’ employees and third-party service providers. Our business depends on the Sentage Operating Companies’ employees and third-party service providers for a variety of business activities, which including, but are not limited to interacting with potential and existing customers, processing large numbers of transactions, and supporting the loan repayment and collection management process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of the Sentage Operating Companies’ employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with the customers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have originated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Furthermore, we rely on certain third-party service providers, such as borrower acquisition partners, data providers, and third-party collection agencies, to conduct our business. If these service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Even though the services we seek are usually subject to pay-per-use schedules, we do maintain a few fixed-term contracts, and we cannot assure you that we can renew them once they expire, or we can renew them with the term we desire. Such service providers may also be demanded by their customers not to work with us, or form alliances to seek better terms dealing with us. Even though our business does not substantially depend on any particular third-party service providers, the above-mentioned occurrences may result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention, and financial harm. Such occurrences could negatively impact our business, financial condition, and results of operations.

Our ability to protect the confidential information of various parties, including borrowers, funding partners, and merchants, may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

We collect, store, and process certain personal and other sensitive data from various parties, including, but not limited to borrowers, funding partners, and merchants, which makes us an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our customers, including borrowers, funding partners, and merchants, could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

Meanwhile, if we fail to protect confidential information, we may be involved in various claims and litigation for privacy breaches or other damages. Such claims and litigation may require a lot of time and resources to defend and we cannot assure you that any such claims or litigation will result in a favorable outcome.

We may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq.

The Sentage Operating Companies’ business involves collecting and retaining certain internal data and customer information. The integrity and protection of student information and company data is crucial to the operating entities. The customers expect that we will adequately protect their personal information. The operating entities are required by applicable laws to keep strictly confidential the personal information that they collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (the “CAC”), the Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The Personal Information Protection Law of the PRC (issued by Standing Committee of the National People’s Congress Standing Committee of the National People’s Congress and became effective on November 1, 2021) provides that critical information infrastructure operators (“CIIOs”) and personal information processors whose quantity of processing of personal information reaches that as prescribed by the CAC must store personal information collected and generated within the territory of the People’s Republic of China. Where it is necessary to provide such information and data to an overseas party, such provision are required to pass the security evaluation organized by the CAC, unless otherwise waived by laws or administrative regulations.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Cybersecurity Review Measures, which provides that data processing operators who possess personal data of at least one million users conducting listings in foreign countries or process data that affects or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, our PRC operating entities have not received any notice from any authorities identifying the operating entities as a CIIO or requiring the operating entities to go through cybersecurity review or network data security review by the CAC. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, the operating entities could be subject to cybersecurity review, and if so, the operating entities may not be able to pass such review. In addition, our PRC operating entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the operating entities’ app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against the operating entities, which may have material adverse effect on the operating entities’ business, financial condition or results of operations. As of the date of this annual report, our PRC operating entities have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and our operating entities have not received any inquiry, notice, warning, or sanction in such respect. We believe that our PRC operating entities are in compliance with the aforementioned regulations and policies that have been issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

As of the date of this annual report, we do not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we or our PRC operating entities will comply with such regulations in all respects and we or our PRC operating entities may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We or our PRC operating entities may also become subject to fines and/or other sanctions which may have material adverse effect on their business, operations and financial condition.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which we do not control.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure by relevant regulatory authorities. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage we anticipate.

In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial performance may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our business may be harmed.

We are highly dependent on telecommunications and IT systems, and an interruption or error in those systems could have an adverse effect on our business and results of operations.

Our business is materially dependent on our proprietary operating portal and IT systems. Development and maintenance of our proprietary operating portal and IT systems are time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our operating portal and IT systems from functioning properly and consequently adversely affect our information infrastructure and our business. If our IT systems cease to work, become unavailable, or experience significant interruption, we may be prevented from operating business normally.

Our business also depends on the efficient and uninterrupted operation of our computer systems. All our computer hardware and our computing services are currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient, and we currently do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our offices in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our business and loss of data for us. Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could materially and adversely affect our business, financial condition, and results of operations.

Our internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our internal systems rely on software that is highly technical and complex. In addition, our internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and funding partners, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or business partners, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

If we are not able to respond to technological advances in a timely manner, we may not remain competitive.

Our success depends in a large part on our technology and IT infrastructure. We use these systems to identify, locate and contact borrowers and record the results of our collection efforts, manage merchant accounts and behavior and transaction data, and store and analyze borrower information to establish a comprehensive borrower profile for prospective borrowers who submitted their loan recommendation applications. If we are not able to respond to advances in telecommunications and computer technologies in a timely manner, we may not be able to remain competitive. We have made significant investments in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Although we will continue to devote significant resources to enhance and develop our technologies, we cannot assure you that we will have the capital resources available to invest in new technologies, and we may not be able to implement technology updates on a timely basis, or at all. In addition, new technologies may not succeed or integrate well with our existing systems and infrastructure, and even if integrated, may not function as expected. As telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, we may not be successful in anticipating new technology trends or adopt technological changes on a timely basis. If any of the foregoing were to occur in the future, our business and results of operation could be materially adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business— Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient for providing us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and in a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or authorized third-party service providers use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our products and services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

The operating entities’ business depends on the continued efforts of their management. If one or more of their key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our management, particularly the executive officers named in this annual report, and teams in charge of our risk management, research and development, customer relationship management, and collaboration with business partners, such as NetsUnion, and funding partners. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more members of our management team were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with members of our management team, there is no assurance that any member of our management team will not join our competitors, form a competing business, or disclose confidential information to the public. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our business. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction, and even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

●	the inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	the diversion of managements’ time and resources from our daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with borrowers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	the assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk of liability;

●	the failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenue to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, technology infrastructure and IT system maintenance and upgrade, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and our operational efficiency could diminish, resulting in a material adverse effect to our business.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, and results of operations.

We depend on our customer service representatives to provide assistance to clients using our services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If our customer service representatives fail to satisfy our customers’ individual needs, we may incur reputational harm and lose potential or existing business opportunities with our existing clients, which could have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics, and other circumstances beyond our control, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption or destruction in a geographic region of China in which it operates, regardless of cause, including war, terrorism, riot, economic boycott, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease, including the new coronavirus commonly referred to as “COVID-19”. The COVID-19 pandemic, first found in mainland China, then in Asia, and eventually throughout the world, significantly affected our overall business, results of operation, and financial conditions. Specifically, the COVID-19 pandemic gave rise to economic downturns and other significant changes in regional and global economic conditions. As a result, borrowers’ default and delinquency risks increased as they experienced unemployment or generated less income. Subsequently, higher default and delinquency risks required us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business and posed risk-management challenges for our loan recommendation business, increasing our operating costs. As the majority of our merchant customers are retailers whose businesses were adversely affected by the COVID-19 pandemic, the pandemic caused our merchant customers to stop or delay using our prepaid payment network services, adversely impacting our revenue from the prepaid payment network business.

Any significant disruption to communications and travel, including travel restrictions and other potential protective quarantine measures by governmental agencies, also increase the difficulty and could make it impossible for us to conduct on-site inspection of collateralized properties, which is a necessary step of our credit assessment and risk management process. Accordingly, travel restrictions and protective measures caused the Company to incur additional unexpected labor costs and expenses and restrained our ability to retain the highly skilled personnel we needed for our operations, adversely affecting our business and results of operation. In addition, any health epidemic such as the COVID-19 pandemic could have an adverse impact on the real estate market in the Shanghai area and other first-tier cities we target, subsequently decreasing the total loan amount borrowers are able to obtain through our services, reducing our service fee, which is based on specific loan amount, and adversely impacting our revenue from the loan recommendation business.

In the beginning of February 2020, we had to temporarily suspend our prepaid payment network services due to government restrictions. We managed to promptly implement a series of response measures to the COVID-19 pandemic, including having our full work force resume work remotely by the end of February 2020. We fully resumed our operation on March 10, 2020 and our business was fully operational in 2021. However, our business facilities in Shanghai, China were temporarily closed again, starting from April 2022 to June 2022, as a result of local government’s efforts to contain the resurgence of the COVID-19 pandemic. The impact of the COVID-19 pandemic on our operating results and financial performance seems to be temporary. However, the COVID-19 resurgence has negatively affected our operations and could cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits and litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2021, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

The material weaknesses identified relate to (i) our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) our internal control policy does not have a proper approval mechanism, and our lack of internal controls on performing periodic reviews of user accounts and their level of authorization in the financial systems. We plan to implement a number of measures to remedy these material weaknesses. To remedy the identified material weakness and the other control deficiencies, we have implemented and will continue to implement initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified, including: (i) obtain additional resources, including experienced staff with U.S. GAAP and U.S. Securities and Exchange Commission (the “SEC”) reporting knowledge, to strengthen the financial reporting function and to set up financial and system control framework; (ii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; and (iii) optimizing our financial systems by establishing a proper approval mechanism and performing periodic reviews of users accounts and their level of authorization. We cannot assure you, however, that these measures will fully address these material weaknesses and other deficiencies in our internal control over financial reporting or that we will be able to conclude that they have been fully remedied.

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list our Ordinary Shares or to other regulatory investigations and civil or criminal sanctions.

As a public company, we will be subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Since we qualify as an “emerging growth company” pursuant to the JOBS Act with less than US$1.07 billion in revenue for our last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, we may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Doing Business in China

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

The Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions (Order of the People’s Bank of China (2010) No. 2, “Order No. 2”) (中国人民银行令[2010]第2号《非金融机构支付服务管理办法》) was promulgated by the PBOC on June 14, 2010. According to Order No. 2, the business scope of a foreign-invested payment institutions, the qualification conditions, and the allowed ratio of contribution of the payment institution’s foreign investors shall be stipulated by the PBOC and submitted to the State Council for approval. According to “Announcement No. 7 of the People’s Bank of China (2018) (《中國人民銀行公告（2018）第7號》”) (“No. 7 Announcement”), which was issued by the PBOC and became effective on March 19, 2018, upon approval by the State Council, pursuant to the Law of the People’s Republic of China on the People’s Bank of China and Order No. 2, foreign-invested payment institutions should satisfy regulatory requirements relevant to foreign-invested payment institutions. According to Order No. 2 and the No. 7 Announcement, the VIE entity, Qingdao Buytop, is considered a payment institution, as it provides prepaid payment network services. To comply with PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we rely on the VIE Agreements with the Qingdao Buytop to operate such business in China and Qingdao Buytop has obtained all requisite licenses.

The Ministry of Commerce of the People's Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the “2015 FIL Draft,” which expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the Foreign Investment Law has deleted the particular reference to the concept of “actual control” and contractual arrangements from the 2015 FIL Draft, there is still uncertainty regarding whether the VIEs would be identified as a foreign-invested enterprise in the future. As a result, we cannot assure you that the Foreign Investment Law will not have a material and adverse effect on our ability to conduct our business through the VIE Agreements.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

 Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC operating entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The PRC legal system is evolving rapidly and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, almost all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC Operating Entities, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC Operating Entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the PRC Operating Entities’ compliance with such regulations or interpretations. As such, the PRC Operating Entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe that our Company, and the PRC Operating Entities, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC Operating Entities at any time, or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC Operating Entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC Operating Entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

Our current shareholders, Qiaoling Lu, Yiheng Guo, Hua Wang and Jianxiu Li, who are subject to SAFE Circular 37 and the Individual Foreign Exchange Rules, have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit the PRC Operating Entities’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since we sell a majority of the products of our brand partners in the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Our business is conducted in the PRC, and our books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered by our initial public offering were offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

 Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Sentage Holdings is within the territory of China, Sentage Holdings may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. As of the date of this annual report, Sentage Holdings has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, however we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Our PRC operating entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC operating entities to satisfy our liquidity requirements. Current PRC regulations permit our PRC operating entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC operating entities are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain statutory reserves until the total amount set aside reaches 50% of their respective registered capital. Our PRC operating entities may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC operating entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017 and amended in June 2018, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, the PRC Operating Entities may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, Sentage Holdings may rely on dividend payments from our PRC subsidiary, Sentage WFOE, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, Sentage WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC Operating Entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Senage WFOE to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “Review Measures”), which became effective on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC Operating Entities as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that, according to our PRC counsel, Dentons, the operations of the PRC operating entities and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

Our Ordinary Shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our Ordinary Shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it’s not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions and identified the registered public accounting firms in China and Hong Kong that are subject to such determinations.

 Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our predecessor auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Our auditor, Enrome LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Enrome LLP. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As of the date of this annual report, our auditor is not subject to the Determinations announced by the PCAOB and our offering is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with our continued listing under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval of our continued listing is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the requisite governmental approval for our continued listing, or a rescission of such CSRC approval if it is obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on the operations of the VIEs and their subsidiaries in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, Dentons, has advised us that, based on its understanding of the current PRC laws and regulations, we are not subject to the CSRC’s approval under the M&A Rules for our continued listing, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any continued listings are subject to this regulation; (ii) we currently control Sentage WFOE by virtue of Sentage HK acquiring 100% of the equity interest of Sentage WFOE, which is not regulated by the M&A Rules. Sentage WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules. CSRC approval only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

Our PRC counsel, Dentons, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas listing, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them.

In addition, on December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Administrative Provisions, and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Filing Measure (for public comment). The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises” and that overseas issuance and listing of domestic enterprises shall be subject to filing procedures with the CSRC, as well as regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detail the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will be required to both go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to, enterprises whose main business activities are in the PRC in the name of overseas enterprises issuing securities overseas or listing overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking an overseas listing or issuance of securities are also required to operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Administration Provisions (for public comment), according to which a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. As such Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such measures and provisions will be enacted, interpreted or implemented and how they will affect us.

If it is determined in the future that approval from CSRC or CAC, or other procedural requirements are required to be met for our continued listing in the US, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our continued listing, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the our Ordinary Shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt our continued listing. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for our continued listing, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

To the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among Sentage Holdings, its Hong Kong and PRC subsidiaries, and the VIEs is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Risks Related to Our Ordinary Shares

We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares.

We may issue additional Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval.

Our issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding share may be diminished; and

●	the market price of our Ordinary Shares may decline.

We are not expected to pay dividends on our Ordinary Shares in the foreseeable future.

We are not expected to pay dividends on our Ordinary Shares in the foreseeable future. Instead, for the foreseeable future, it is expected that we will continue to retain any earnings to finance the development and expansion of its business, and not to pay any cash dividends on our Ordinary Shares. Consequently, you should not rely on an investment in the Company as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, we are not expected to be a passive foreign investment company (“PFIC”) for its current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between our Company and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Holders—Passive Foreign Investment Company.” If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, its U.S. investors will become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

Our amended and restated memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

Our amended and restated memorandum and articles of association include provisions to limit the ability of others to acquire control of us or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have the discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by shareholders, but are not obliged to make them available to shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice, shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or shareholders than they would as shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, the majority of our officers and directors are nationals and residents of countries other than the United States and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters such as the exemption from holding an annual general meeting pursuant to Nasdaq Rule 5620(a), our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

We have incurred and will continue to incur increased costs as a result of being a public company.

We are a public company and we incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. These rules and regulations applicable to public companies have increased our accounting, legal and financial compliance costs and made certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Sentage Holdings Inc. (“Sentage Holdings”) was incorporated on September 16, 2019, under the laws of the Cayman Islands. Sentage Hongkong Limited (“Sentage HK”) was incorporated on September 25, 2019 in Hong Kong as a wholly owned subsidiary of Sentage Holdings.

On December 17, 2019, Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise. Sentage HK holds 100% of the equity interests in Sentage WFOE. Due to PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we conduct our businesses in China through a VIE structure.

We currently operate three lines of business in loan repayment and collection management, loan recommendation, and prepaid payment network through three of the Sentage Operating Companies, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop, pursuant to a series of contractual arrangements, also known as VIE Agreements.As of the date of this annual report, Zhenyi, another VIE and Sentage Operating Company, is not engaged in active business operation but is expected to provide us with technical and system development and support in the future. All the Sentage Operating Companies were incorporated as limited companies pursuant to PRC laws. Specifically, Daxin Wealth and Daxin Zhuohui are engaged in the loan repayment and collection management business, Daxin Zhuohui provides loan recommendation services, and Qingdao Buytop provides prepaid payment network services.

On July 9, 2021, our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “SNTG.”

On July 13, 2021, we closed our initial public offering (“IPO”) of 4,000,000 Ordinary Shares, pursuant to the registration statement on Form F-1 (File No.333-254558).

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. Investors may also find more information about us on our website at www.sentageholdings.com.

B.	Business Overview

Sentage Holdings is not an operating company but a Cayman Islands holding company. The Company’s operations are conducted through Sentage Operating Companies, or the VIEs, based in China, pursuant to the VIE Agreements. The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses.

We do not have any equity interests in the Sentage Operating Companies, whose financial results have been consolidated by us in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “ITEM 4. C. Organizational Structure – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this report, none of the Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As of the date of this annual report, according to our PRC counsel, Dentons, our operations in the PRC and our continued listing are not subject to the review or prior approval of the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and their subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (“SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and their subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China —Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entities’ business and operations.”

As a holding company, we conduct our operations in China through the VIEs in China. In addition, some of our senior executive officers and directors, namely Qiaoling Lu, Jianhu Chen, Yiheng Guo, Shengsong Wong, reside in the PRC for a significant portion of the time and are PRC nationals. As a result, it may be difficult to effect service of process upon those persons. It may be difficult to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws.”

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect our auditor, and as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. As of the date of this annual report, this list does not include our auditor, Enrome LLP. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered in Singapore. As an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, our auditor is subject to laws in the U.S. and PCAOB’s inspection. As such, our auditor is not subject to the determinations issued by the PCAOB on December 16, 2021. However, these recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

Dividend Distribution

For the fiscal year 2020 and 2021, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. For the fiscal year 2021, the Company transferred all the net IPO proceeds in the amount of $16.91 million to its subsidiary, Sentage Hongkong Limited.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another on a regular basis. As such, we have not installed any cash management policies that dictate how funds are transferred among Golden Sun Cayman, its subsidiaries, or investors.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Sentage HK.

Current PRC regulations permit Sentage WFOE to pay dividends to Sentage HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operating entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or the PRC Operating Entities is unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Sentage HK may be considered a non-resident enterprise for tax purposes, so that any dividends Sentage WFOE pays to Sentage HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from the Sentage Operating Companies to Sentage WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to Sentage HK as dividends from Sentage WFOE. Certain payments from the Sentage Operating Companies to Sentage WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any of the Sentage Operating Companies incurs debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Sentage WFOE to its immediate holding company, Sentage HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Sentage HK intends to apply for the tax resident certificate if and when Sentage WFOE plans to declare and pay dividends to Sentage HK. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Sentage WFOE, and dividends payable by Sentage WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit Sentage WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of the PRC Operating Entities, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

Recent Regulatory Developments

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering or continued listing under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering and listing from the CSRC or any other PRC governmental authorities.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this annual report, we have not received any notice from any authorities identifying any of the PRC Operating Entities as a CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations will not be subject to cybersecurity review by the CAC for this offering, because the PRC Operating Entities are not CIIOs or data processing operators with personal information of more than 1 million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Item 3. D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.”

On December 24, 2021, the CSRC released the “Regulations of the State Council on the Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” and “Administrative Measures for the Recordation of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” for public opinion, and if they become law, will require Chinese companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three working days after submitting listing applications and subsequent amendments. Given the current PRC regulatory environment, it is uncertain whether we or the PRC Operating Entities will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Ordinary Shares may depreciate significantly or become worthless.  See “Item 3. D. Risk Factors—Risks Related to Doing Business in China— Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC Operating Entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC Operating Entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

We have been advised by our PRC legal counsel that in the event that we conduct a follow-on offering of securities, if the Draft Administrative Provisions and the Draft Filing Measures are adopted in their current form, we would likely be required to submit filings to the CSRC. In the absence of such offering plan, we believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to our future offerings or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering or continued listing under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering and listing from the CSRC or any other PRC governmental authorities.

As of the date of this annual report, we and the PRC Operating Entities have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, prepaid card issuance license and prepaid card payment acceptance license. However, it is uncertain whether we, or the PRC Operating Entities will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless. See “Risk Factors––Risks Relating to Our Business––We rely on the approval certificates and business license held by the Sentage Operating Companies and any deterioration of the relationship among Sentage WFOE and any of the Sentage Operating Companies could materially and adversely affect our overall business operations.”

Selected Condensed Consolidated Financial Schedule of Sentage Holdings Inc., its subsidiaries, and the VIEs

The following tables present selected condensed consolidated financial data of Sentage Holdings Inc. and its subsidiaries and VIEs for the fiscal years ended December 31, 2021, 2020, and 2019, and balance sheet data as of December 31, 2021 and 2020, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2019
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	3,965,263	-	3,965,263
Net Income	-	-	1,834,353	-	1,834,353
Comprehensive Income	-	-	1,867,924	-	1,867,924

	For the year ended December 31, 2020
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	3,595,409	-	3,595,409
Net Income	-	-	1,587,375	-	1,587,375
Comprehensive Income	-	-	1,624,368	-	1,624,368

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	2,262,449	-	2,262,449
Net Income (loss)	(1,748,643)	(37,371)	692,775	-	(1,093,241)
Comprehensive Income (loss)	(1,748,643)	(36,328)	844,511	-	(940,461)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	-	140,382	-	140,382
Total current assets	-	-	2,511,152	-	2,511,152
Total assets	-	-	2,784,588	-	2,784,588
Total liabilities	-	-	1,933,146	-	1,933,146
Total shareholders’ equity	-	-	851,442	-	851,442
Total liabilities and shareholders’ equity	-	-	2,784,588	-	2,784,588

	As of December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	10,145,841	637,546	-	10,783,387
Total current assets	15,611,082	12,844,391	1,526,409	(12,779,725)	17,202,157
Total assets	15,611,082	12,844,391	1,690,960	(12,779,725)	17,366,708
Total liabilities	2,208,643	10,111,084	1,003,752	(12,779,725)	543,754
Total shareholders’ equity	13,402,439	2,733,307	687,208	-	16,822,954
Total liabilities and shareholders’ equity	15,611,082	12,844,391	1,690,960	(12,779,725)	17,366,708

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2019
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	-	(1,375,258)	-	(1,375,258)
Net provided by (used in) investing activities	-	-	10,747	-	10,747)
Net cash provided by financing activities	-	-	1,443,234	-	1,443,234

	For the year ended December 31, 2020
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	-	465,210	-	465,210
Net provided by (used in) investing activities	-	-	-	-	-
Net cash provided by financing activities	-	-	(585,859)	-	(585,859)

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,815,919)	1,433,255		(382,664)
Net used in investing activities	-	(5,500,000)	(19,977)		(5,519,977)
Net cash provided by (used in) financing activities	-	17,360,717	(959,420)		16,401,297

Business

Through the Sentage Operating Companies, we are a growing financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging a deep understanding of the client base, strategic partner relationships, and valuation models and technologies, the Sentage Operating Companies are committed to working with the clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives.

We currently report our operating revenue from three main revenue streams, namely, (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. For fiscal years 2021 and 2020, our revenue was $2,262,449 and $3,595,409, respectively, and our net profit (loss) was ($835,897) and $2,180,076, respectively. The declines of our revenue and net profit in fiscal year 2021 was mainly due to the fact that the outstanding servicing agreements under our consumer loan repayment and collection management were fully completed in fiscal 2021 and revenues from this service were significantly reduced in 2021. Revenue from the consumer loan repayment and collection management accounted for 29.9 % and 6.9% and of the total revenue for the fiscal year ended December 31, 2020 and 2021, respectively. Revenue from the loan recommendation accounted for 58.1% and 52.1% of the total revenue for the fiscal year ended December 31, 2020 and 2021 and respectively. Revenue from prepaid payment network service business accounted for 12% and 41% of the total revenue for the fiscal year ended December 31, 2020 and 2021, respectively.

Consumer Loan Repayment and Collection Management Service

Relying on industry expertise and proprietary technology, the Sentage Operating Companies’ unique approach, that integrates internal and external resources under a centralized management system, allows them to offer customers a cost-effective and trustworthy solution to recover consumer loans. The Sentage Operating Companies have devised and implemented a systematic repayment and collection management process adapted to each stage of a loan. Prior to loan delinquency, the Sentage Operating Companies provide customers with services such as repayment record reconciliation and payment reminders and notices. Upon delinquency, the Sentage Operating Companies’ experienced in-house team works on recovering past-due loans during the first three months of delinquency through means that do not require face-to-face interaction. If delinquency exceeds three months, the Sentage Operating Companies outsource loan collection services to reputable and local licensed third-party loan collection agencies, whose performance is supervised and evaluated by the Sentage Operating Companies under a monitoring system. Specifically, these third-party agencies collect past-due loans through various collection efforts such as professional skip-tracing (i.e. the process of locating a borrower who cannot be found at his or her place of residence or usual hangouts) and on-site visits. After the first six months of delinquency, if all the previous efforts to recover past-due loans remain unsuccessful, and after having received the Sentage Operating Companies’ customers’ express authorizations, the Sentage Operating Companies then engage reputable third-party law firms and initiate judicial proceedings against the delinquent borrower on behalf of the customers. As the Sentage Operating Companies exclusively rely on third-party resources for on-site visits, their in-house team is able to minimize potential physical confrontation with borrowers and effectively control compliance-related risks. In addition, the Sentage Operating Companies coordinate and manage all client engagements and collected information centrally through the Shanghai headquarters. Through the internal management system, the Sentage Operating Companies assign and adjust repayment and collection tasks to in-house specialists and third-party collection agencies based on a variety of factors. The Sentage Operating Companies believe this centralized management allows them to streamline and standardize the payment and collection management process, effectively monitor compliance levels, and increase collection efficiency.

For the fiscal years 2021 and 2020, the total amount repaid by borrowers and collected by the Sentage Operating Companies and third-party agencies reached RMB1.01million (approximately US$ 0.16million), and RMB 2.16 million (approximately US$ 0.31 million), respectively. While the Sentage Operating Companies offer services nationwide, they strategically focus on strengthening their presence in second-tier and third-tier Chinese cities where they have observed a strong demand for consumer loans. Currently, the Sentage Operating Companies are only managing the repayment and collection of loans that borrowers had obtained from individual customers through the offline loan recommendation business, which the Sentage Operating Companies had operated until the end of 2017. The Sentage Operating Companies’ existing loan repayment and collection management engagements were fully completed by December 31, 2021. Those customers paid service fees for loan repayment and collection management as part of the Sentage Operating Companies’ service agreements entered at the time of loan facilitation. Such prepayments are recorded as a credit to a liability account for prepayments on the Sentage Operating Companies’ balance sheet. As the Sentage Operating Companies provide loan repayment and collection management services to specific customers clients, loan management and collection management fees received from customers in advance are deferred and recognized as revenue over time when designated services are performed. Since the end of 2017, the Sentage Operating Companies have not charged any new fees for loan repayment and collection management.

For the fiscal years 2021 and 2020, revenue generated from the Sentage Operating Companies’ consumer loan repayment and collection management services was US$156,062 and US$1,074,734, respectively. With a team of experienced loan management professionals, the Company plans to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with third-party financial institutions. The Sentage Operating Companies have been actively seeking collaboration with third-party financial institutions to further the consumer loan repayment and collection management services.

Loan Recommendation Service

As part of the strategy to diversify and expand product and service offering, the Sentage Operating Companies started the loan recommendation business in June 2019. Leveraging their advanced credit assessment and risk management capabilities, the Sentage Operating Companies carefully evaluate applications and supporting materials submitted by individual borrowers and recommend those borrowers the Sentage Operating Companies deem qualified to funding partners, who in return directly provide funds to borrowers recommended by them. The Sentage Operating Companies endeavor to provide a transparent, seamless, and convenient recommendation process for both borrowers and funding partners, while safeguarding their respective interests.

The Sentage Operating Companies provide services including processing paperwork related to borrowers’ applications, evaluating credentials of borrower applicants, and appraising properties to be collateralized through data analysis and on-site inspection. For borrowers the Sentage Operating Companies acquired through business contacts, the Sentage Operating Companies do not directly charge them any service fee. Instead, referral partners first charge borrowers service fees for their referrals. The Sentage Operating Companies then charge the referral partners a commission pursuant to the service agreement between them and the referral partners. The Sentage Operating Companies’ commission rate for fiscal year 2021 was from 1.5% to 2%. For the borrowers directly acquired by the Sentage Operating Companies directly charge them service fees as a percentage of the loan amount pursuant to service agreement between the Sentage Operating Companies and them. Our service fee rate for the fiscal year 2021 was from 1.75% to 3%.

The Sentage Operating Companies only recommend borrowers who are able to collateralize properties that have been evaluated and approved by a team of experienced in-house appraisers. This asset-driven risk management approach is designed to minimize borrowers’ default risk, mitigate the impact of a default, and promote sustainable returns for the funding partners. Specifically, the Sentage Operating Companies require a current real estate appraisal on all properties that borrowers intend to collateralize. Leveraging the appraisal model and technologies, the experienced in-house appraisers first undertake a rigorous due diligence process involving intensive data collection, review, and analysis to ensure that the Sentage Operating Companies understand the state of the market and the risk-reward profile of the property. The Sentage Operating Companies then conduct a complete visual inspection of the interior and exterior of the property, through which they examine conditions that might adversely affect the property’s value. After consolidating information collected through various channels, the in-house appraisers compare the property with comparable sales based on a set of factors selected to assess specific features of the property and its market conditions. As of the date of this annual report, through the advanced risk management capabilities, mortgage loans granted to borrowers recommended by the Sentage Operating Companies achieved a default rate of zero percent, as opposed to an industry average of approximately 3% for similar loans. However, there is no guarantee that the Sentage Operating Companies will maintain a low default rate in the future, as the Sentage Operating Companies only recently started loan recommendation business and the default rate may change as the mortgage loans granted to borrowers that are recommended become more seasoned.

The Sentage Operating Companies continuously work on strengthening the cooperation with funding partners and organically expanding the network of funding partners. As of June 30, 2022, the Company is working with 15 funding partners. The Sentage Operating Companies provide the funding partners access to a high-quality borrower applicants base, as well as enhanced credit assessment and risk management capabilities. The Sentage Operating Companies value proposition is further magnified by the repeat lending and cross-selling opportunities the Sentage Operating Companies provide to them. Once borrowers are connected to funding partners through services, funding partners will be able to extend more loans and sell other financial products to such borrowers. As of June 30, 2022, the Sentage Operating Companies deliver value in the form of delinquency rate of zero percent. The Sentage Operating Companies acquire the funding partners through word-of-mouth referrals and referrals made by the shareholders and management team members, many of whom have established extensive connections in the financial industry based on their respective years of professional experience. Although subject to regulations on loan recommendation services, the business model does not subject the Sentage Operating Companies to the relevant local regulatory requirements that are applicable to online lending platforms since the Sentage Operating Companies do not provide online financing intermediary services. The Sentage Operating Companies believe the strengthened cooperation with funding partners will permit them to sustainably grow the business and mitigate any negative impact brought by the continuing challenging regulatory environment in China.

Borrowers are drawn to the Sentage Operating Companies because of the convenient access to various mortgage products offered by funding partners, a transparent, easily navigable recommendation process, and a client-centric service approach aiming to understand borrowers’ specific financial needs and match them with mortgage products suitable to their current situation. The number of borrowers who have used the Sentage Operating Companies’ recommendation services has grown rapidly over time through third-party and word-of-mouth referrals. For fiscal year 2020, the funding partners approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB744.269 million (approximately US$107.91 million) and the Sentage Operating Companies earned $2,087,717 recommendation service revenue. For fiscal year 2021, the funding partners approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB 256.85million (approximately US$39.82 million) and the Sentage Operating Companies earned $1,177,822 in recommendation service revenue.

Prepaid Payment Network Service

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient, and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from the Sentage Operating Companies, will be able to buy goods and services offered by the Sentage Operating Companies’ merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion Clearing Corporation (“NetsUnion”) (i.e. the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), the Sentage Operating Companies prepaid payment network services enable qualified merchants selected by the Sentage Operating Companies after rigorous internal review to accept prepaid-card payments using traditional payment terminals. The growing prepaid payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow us to provide merchants with continuously improving services and technologies. During fiscal year 2020, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$432,958. During fiscal year 2021, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$928,565. As of June 30, 2022, the Sentage Operating Companies have engaged a total of 11 merchant customers for the prepaid network payment business and these 11 merchant customers have yet to issue prepaid cards to their end customers.

For merchant customers who need payment-related technical consulting and support, the Sentage Operating Companies charge service fees for designing tailored payment solutions, interfacing their internal systems with the Sentage Operating Companies’ prepaid card payment system, and providing their staff with relevant operation training. Depending on the estimated annual transaction amount agreed by the Sentage Operating Companies and the particular merchant customer, the technology consulting and support fee ranges from RMB100,000 (approximately US$14,474) to RMB500,000 (approximately US$72,370). For merchant customers who need prepaid card payment services, the Sentage Operating Companies charge fees for services, including, but not limited to, collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information. The prepaid card payment service fee is equal to either (i) 0.3% to 0.5% of each transaction amount or (ii) 0.2% of the estimated annual transaction amount.

Merchant customers choose the Sentage Operating Companies because they are a licensed prepaid card issuer capable of offering multipurpose prepaid cards and a licensed payment service provider. In order to issue multipurpose prepaid cards, which can be used to purchase goods and services from a diverse group of merchants across industries and regions, and provide related payment services, a service provider must obtain a third-party payment license that allows such activities. As a result of the tightened control imposed by the PBOC over payment licenses in recent years, it has become much harder to obtain such licenses from relevant regulatory bodies in China. A license applicant must undergo a time-consuming application process, be able to pay expensive application fee, and satisfy stringent standards adopted by the regulatory bodies. In light of the strong entry barriers, the Sentage Operating Companies’ payment license is a unique asset that distinguishes us from competitors. Without such license, a prepaid issuer can issue only single-purpose prepaid cards, which is limited to purchasing goods and services provided by the card issuer or companies related to the card issuer.

The Sentage Operating Companies’ proprietary technology systems are critical to the growth of the prepaid payment network business, allowing the Operating Companies to process a large volume of transactions, achieve high level of stability, promote workflow automation, and build an easily scalable business model. Supported by a set of integrated databases, the Sentage Operating Companies’ information system can efficiently process and analyze a high volume of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The Sentage Operating Companies’ account management system allows the Sentage Operating Companies to consolidate and manage all the customers’ account information and track the balances of customer accounts in an efficient manner, promoting more transparent management of funds movements. The Sentage Operating Companies regularly update the systems to improve their reliability, efficiency and compatibility with the services and evolving regulatory requirements. We believe that the proprietary technology systems will enable the Sentage Operating Companies to build a highly automated platform that is compatible with mainstream payment methods and channels across different industries. As of the date of this annual report, the Sentage Operating Companies’ systems have not encountered any major system interruption.

Loan Repayment and Collection Management Service

The Sentage Operating Companies’ Repayment and Collection Management Service

The Sentage Operating Companies provide an extensive array of consumer loan repayment and collection management services to customers by leveraging the in-house team’s years of industry knowledge, strategic partnerships with third parties, standard and streamlined repayment and collection management process, centralized management, and proprietary IT infrastructure. Currently, the Sentage Operating Companies are only managing the repayment and collection of loans that borrowers had obtained from individual customers through the offline loan recommendation business, which the Sentage Operating Companies had operated until the end of 2017. The Sentage Operating Companies’ existing loan repayment and collection management engagements we completed by the end of 2021. For the fiscal years 2020 and 2021, revenue generated from the consumer loan repayment and collection management services was US$1,074,734 and US$156,062, respectively.

Repayment and Collection Management Process

In general, when a borrower does not make a payment as scheduled, the Sentage Operating Companies consider the loan as being delinquent.

Prior to loan delinquency, the Sentage Operating Companies provide customers with services such as repayment record reconciliation and payment reminder and notice. Specifically, the Sentage Operating Companies assist borrowers to fulfill their loan obligations according to an agreed-upon schedule through daily management and monitoring of loan repayments and provides customers with after-lending services to receive investment returns throughout the life of loan. The Sentage Operating Companies also send repayment reminders through SMSs by their service representatives before the due date for each loan repayment schedule. Borrowers may elect to make full prepayments prior to the date for scheduled repayment. Repayments are made directly to customers. The Sentage Operating Companies are not involved in the process of prepayment.

Upon delinquency, the Sentage Operating Companies integrate internal and external resources to implement a systematic repayment and collection management process adapted to each stage of a loan. When a loan becomes delinquent, the service representatives may contact the borrower on the same day to request an immediate payment or negotiate a repayment date. The Sentage Operating Companies utilize the following strategies to collect loans based on the severity of the delinquency:

●	Within one to seven days past due, the Sentage Operating Companies will contact the defaulting borrower by phone to understand reasons for the nonpayment and inform them of consequences of past-due repayments.

●	If the delinquency exceeds seven days, the borrower cannot be located, has maliciously refused to make repayment, or otherwise failed to cooperate with the Sentage Operating Companies, the delinquent loan will be sent to the in-house team for loan collection.

●	During the first three months of delinquency, the Sentage Operating Companies utilize the in-house team to recover the delinquent loan using professional skip tracing, phone calls, voice messages, text messages, e-mails, etc.

●	After the first three months of delinquency, the Sentage Operating Companies engage professional, licensed third-party reputable collection agencies who will be responsible for collecting the delinquent loan. In addition to the methods utilized by the in-house team, they also pay on-site visits to borrowers.

●	After the first six months of delinquency, the Sentage Operating Companies engage reputable third-party law firms and initiate judicial proceedings against the borrower on behalf of the customer after obtaining his or her authorization. The Sentage Operating Companies provide a holistic range of services across all phases of a judicial proceeding to assist the customer with navigating the process, such as serving as an intermediary between the customer and the legal team and explaining legal documents to the customer in a clear and concise manner.

●	During any stage as described above, borrowers directly make repayments to customers. The Sentage Operating Companies are not involved in the process of repayment.

Quality Assurance

We believe that quality assurance is critical to the success of our business. To ensure in-house specialists and third-party agencies consistently provide quality services that meet the standards, the Sentage Operating Companies have designed and adopted the following set of policies and procedures to incentive them, help them improve based on their past performance, and efficiently manage their workload based on their experience and expertise.

●	Daily inspection. The department leaders of each team perform daily spot checks on several collection cases for potential compliance violations. The Sentage Operating Companies’ operating portal records all telephone conversations between the in-house specialists and borrowers, and the system transcribes some of these recordings into text for the quality assurance team to internally review in accordance with the quality assurance protocol. The Sentage Operating Companies operating portal also conducts daily keyword searches against all the work logs generated that day for potential violations. If a violation is identified, the Sentage Operating Companies issue a disciplinary action against the specialist. The Sentage Operating Companies’ disciplinary actions vary from warning to termination, which are issued depending on the seriousness of the violation. Furthermore, the Sentage Operating Companies analyze work logs and telephone recordings collected from daily inspections for performance trend and non-compliant activities and train the Sentage Operating Companies’ specialists based on these findings in order to improve their performance.

●	Performance Evaluation and Review. Sentage Operating Companies have employed a monitoring system that monitors the in-house specialists and third-party agencies’ performances at different stages of the loan repayment and collection management process and evaluates them based on a set of key performance indicators, or KPIs. The Sentage Operating Companies use KPIs to assess in-house specialists and third-party agencies’ service quality, collection efficiency, and compliance with relevant laws, regulations and internal procedures. The Sentage Operating Companies’ quality assurance team continuously monitors the performance and compliance of the in-house specialists and third-party agencies to ensure that they employ appropriate collection methods to achieve better collection performance through KPI tracking, phone call recording assessment, complaint call feedback, and internal training and examination.

●	Performance-based compensation structure. The Sentage Operating Companies require the in-house specialists and third-party agencies to meet the minimum performance standards predetermined by their management team and tie their performance to compensation structures.

●	Case assignment. The Sentage Operating Companies’ performance monitoring system analyzes the past performance of each in-house specialist to aid the case assignment process. For example, potentially contentious cases that are likely to cause complaints are assigned to more experienced specialists, instead of those with less experience or have a record of compliance violations, as a way for the Sentage Operating Companies to manage and reduce the noncompliant risk.

The Sentage Operating Companies require all the employees to strictly comply with compliance policies and laws and regulations. For example, the in-house specialists are not allowed to contact a borrower for more than five times a day; no contact shall be made before 8 a.m. or after 10 p.m.; and unless authorized by the customers, the in-house specialists are not allowed to make proposal to reduce the loan value as a compromise. If any employee violates such requirements, the Sentage Operating Companies will issue certain penalties that range from warnings to termination of employment.

Furthermore, the Sentage Operating Companies require the in-house specialists to contact borrowers only through the means allowed under standard procedures. The in-house specialists are not allowed to have face-to-face contact with any borrower. When contacting borrowers over phone, in-house specialists are required to make such calls only from operating center landline or encrypted mobile phones issued by the Sentage Operating Companies, which record all of the telephone conversations and are subject to the system’s real-time automatic monitoring.

The Sentage Operating Companies carefully select third-party agencies by performing thorough due diligence through which the Sentage Operating Companies review their corporate history, past business activities, professional licenses necessary for their operation, and internal compliance policies and measures, etc. In addition to constantly monitor and evaluate third-party agencies’ activities through means described in “Performance Evaluation and Review,” the Sentage Operating Companies establish guidelines and limitations on their collection actions and take measures to enforce those guidelines and limitations. Specifically, the Sentage Operating Companies regularly pay on-site visits to ensure that the collection actions of third-party agencies are compliant and the customers’ information is properly stored and managed. Furthermore, each third-party law firm with whom the Sentage Operating Companies collaborate is selected from an accredited industry law firm list, has compatible information technology systems, and meet certain other specific criteria.

Compliance

We believe the Sentage Operating Companies’ core competence lies in the ability to provide quality customer service and compliance with applicable laws and regulations. The Sentage Operating Companies have undertaken the following measures to ensure compliance.

Compliance Policies

The Sentage Operating Companies have adopted the following compliance policies:

●	Employee Code of Conduct. The Sentage Operating Companies’ efforts to maintain compliant operations starts with the training and continuing education of the employees. The Employee Code of Conduct sets forth the basic code of ethics, proper business conduct and obligations to customers. In particular, the code emphasizes the importance of keeping proprietary information confidential and maintaining a high level of professionalism in the performance of work functions, and have strict guidelines that prohibit certain actions such as selling borrower information, impersonating government officials, threat of violence, and use of vulgar or inappropriate language. In addition, the code specifies the reward and disciplinary actions for employees abiding by or violating this Employee Code of Conduct and other company regulations.

●	Quality Assurance Management Plan. The goal of implementing the Quality Assurance Management Plan is to standardize the repayment and collection management operations, minimize risks related to repayment and collection management services, and ensure compliance with government and internal regulations. The plan sets forth definitions of violating conduct, including improper management of private and personal information, procedural violations, and fraudulent conducts and violations specific to loan repayment and collection management. The plan also includes corresponding penalties for employee violations and subsequent remediation plans to minimize the damage and prevent future incidents of similar violations. The plan consists of (i) Telephone Record Inspection Regulation; (ii) Compliance Management Regulation; (iii) Information Security Regulation; (iv) Work Log Inspection Regulation; and (v) Trade Secret Protection Regulation.

Compliance Structure

In addition to implementing the Sentage Operating Companies’ compliance policies to regulate employee conduct, the Sentage Operating Companies also established an internal committee to monitor employee conduct, investigate possible violations, and ensure policy adherence. The committee is responsible for monitoring employee activities daily to observe and detect possible violations and investigating possible violations after the violations have been reported to the management team of the company. The committee is also in charge of communicating with borrowers who raise disputes or complaints in person, if necessary, in order to explain and appease the situation. The Sentage Operating Companies engage third-party legal counsels, who assist the Sentage Operating Companies with regulation and policy interpretation.

Compliance Management

If borrowers find the Sentage Operating Companies’ repayment and collection methods and the conducts of the Sentage Operating Companies’ in-house specialists unacceptable and believe that such methods and conducts infringe their rights, they may initiate lawsuits against us alleging improper conducts and violations of law. As of the date of the annual report, the Sentage Operating Companies have not been involved in any lawsuit initiated by customers.

If a customer determines that the Sentage Operating Companies failed to comply with the Sentage Operating Companies’ quality assurance obligations under the contract between the Sentage Operating Companies and such customer, such customer may penalize the Sentage Operating Companies monetarily or rescind the contract if the breach is severe. As of the date of the annual report, none of the customers to whom the Sentage Operating Companies have provided services has penalized us monetarily or rescind contracts with the Sentage Operating Companies.

The Sentage Operating Companies take allegations seriously and have developed a systematic approach to avoid potential allegations. If an in-house specialist believes that a borrower is likely to initiate a lawsuit based on his/her interaction with the borrower, he/she is required to report the case to the respective quality assurance team. The quality assurance personnel then contact the borrower directly and seeks to address the borrower’s concern in order to reduce the likelihood of a lawsuit. Once notified of the potential lawsuit, the management team will immediately conduct a preliminary investigation to verify the allegations. If the allegations are not substantiated and the customer is notified of the findings, the customer may attempt to communicate with the borrower directly. If the allegations are substantiated, the Sentage Operating Companies and the investors will both attempt to communicate with the borrower. Based on the information the Sentage Operating Companies receive from the borrower, the Sentage Operating Companies may undertake certain actions to rectify the problem, including to compensate the borrower after negotiation with the customers, and/or to demote or terminate the responsible in-house specialist in accordance with the Sentage Operating Companies’ compliance policies.

In an effort to avoid potential allegations, the Sentage Operating Companies carefully assign cases to the in-house specialists, monitor employees’ conducts according to the compliance policies during the repayment and collection management process, and implement proper training to continuously educate the employees about the Sentage Operating Companies’ compliance policies and government rules and regulations. For details on the effects of the in-house specialists’ conducts on business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Our employees and collection specialists of third-party agencies may violate the Sentage Operating Companies’ compliance policies and government rules and regulations during the repayment and collection management process.”

In-House Team and Third-Party Business Partners

To maximize the effectiveness of the Sentage Operating Companies’ loan repayment and collection management efforts, the in-house team, which includes service representatives and collection specialists, is organized based on levels of seniority and specific areas of expertise. The in-house team members are organized by work groups based on client coverage, with each work group under the supervision of a senior team member, who in turn report to a single senior manager responsible for the work group. As the in-house team members are assigned to different stages of the repayment and collection management process, they are able to familiarize with clients’ specific needs and requirements, enhance operational efficiency and service quality, and become specialized experts in their signed stages.

If delinquency exceeds three months, the Sentage Operating Companies outsource loan collection services to reputable and local licensed third-party loan collection agencies, whose performance is supervised and evaluated by the Sentage Operating Companies under a monitoring system. Specifically, these third-party agencies collect past-due loans through various collection efforts such as professional skip-tracing and on-site visits based on specific guidelines established by the Sentage Operating Companies’ management team and set forth in a third-party service agreement. After the first six months of delinquency, if all the previous efforts to recover past-due loans remain unsuccessful, and after having received the customers’ express authorizations, the Sentage Operating Companies then engage reputable third-party law firms and initiate judicial proceedings against the delinquent borrower on behalf of the customers. Once the Sentage Operating Companies start their collaboration with a collection agency or a law firm, their management actively monitors and reviews their performance and service quality on an ongoing basis. The Sentage Operating Companies’ management received analyses, including collection activities and litigation progress, from the in-house team to evaluate the results of the efforts of the collection agency or the law firm. Based on their internal guidelines, the Sentage Operating Companies’ management may move certain loans from one third-party agency to another if it anticipates that this will result in an increase in collection. For details of their approaches to quality assurance, see “—Quality Assurance.”

As of the date of this annual report, the Sentage Operating Companies partnered with 5 third-party collection agencies and 15 law firms. The Sentage Operating Companies entered into standard service agreements with the collection agencies and law firms, pursuant to which the Sentage Operating Companies are obligated to pay service fees to them after they have satisfied their performance obligations. A customer is not responsible for the service fees payable to third-party collection agencies and law firms. The actual loan amount a customer will receive at the end of the repayment and collection process is the entire repaid and collected loan amount.

Customers, Loans, and Services Fee

Currently, the Sentage Operating Companies are only managing the repayment and collection of loans that borrowers had obtained from individual customers through the Sentage Operating Companies’ offline loan recommendation business, which the Sentage Operating Companies had operated until the end of 2017. The existing loan repayment and collection management engagements were completed by the end of 2021.

With a team of experienced loan management professionals, the Company plans to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with third-party financial institutions. As of the date of the annual report, although the Sentage Operating Companies are in active conversation with a number of prospective customers, the Sentage Operating Companies have not secured a new source of revenue to replace the loss of the Sentage Operating Companies’ current engagements. The Sentage Operating Companies plan to charge prospective clients on a commission basis. The Sentage Operating Companies believe the Sentage Operating Companies’ proven track record, industry reputation, integrated repayment and collection management approach, and centralized management sets solid foundation for the Sentage Operating Companies to develop relationships with prospective clients. With a team of experienced loan management professionals, the Company expects to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with licensed financial institutions. However, the Sentage Operating Companies cannot guarantee the success of such business plan.

Loan Recommendation Service

Business Model and Recommendation Process

As part of the strategy to diversify and expand the product and service offerings, the Sentage Operating Companies started the loan recommendation service in June 2019. Leveraging the advanced credit assessment and risk management capabilities, the Sentage Operating Companies carefully evaluate applications and supporting materials submitted by individual borrowers and recommend those borrowers deemed qualified to funding partners, who in return directly provide funds to borrowers recommended by the Sentage Operating Companies. The Sentage Operating Companies endeavor to provide a transparent, seamless, and convenient recommendation process for both borrowers and funding partners, while safeguarding their respective interests. During the period from the Sentage Operating Companies’ business launch to December 31, 2019, the Sentage Operating Companies steadily expanded the scale of the Sentage Operating Companies’ loan recommendation business and reached US$260,388 in revenue. For the fiscal year 2020, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB744.269 million (approximately US$107.91 million) and the Sentage Operating Companies earned $2,087,717 recommendation service revenue. For the fiscal year 2021, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB256.85million (approximately US$39.82million) and the Sentage Operating Companies earned $1,177,822 recommendation service revenue.

The length of the recommendation process from reviewing a borrower application to making a loan recommendation is typically completed within five business days. Once a prospective borrower submits their application to the Sentage Operating Companies, the Sentage Operating Companies adopt a rigorous selection process to assess their qualifications and minimize the borrower’s default risk, use an asset-driven, disciplined risk management approach to minimize the borrower’s default risk and mitigate the impact of the borrower’s default. After completing the Sentage Operating Companies’ review, the Sentage Operating Companies recommend qualified borrowers directly to the Sentage Operating Companies’ funding partners. For details, refer to “—Step 3: Loan Recommendation” and “—Users and Partners—Financial Institutional Partners.”

The typical borrowing cost payable by borrowers includes (i) interest payable to the funding partners; (ii) service fee charged by us or third-party referral partners, (iii) prepayment fee, if applicable, and (iv) penalty fee for late payment, if applicable. Subject to changes made by the Sentage Operating Companies’ funding partners, principal and interests are usually repaid on a monthly basis. Funding partners approve the prepayments and set the rate of repayment fees. Borrowers are subject to penalty fees for late payment. Repayment fees and penalty fees are directly paid to the Sentage Operating Companies’ funding partners.

The following diagram illustrates the transaction process through which the Sentage Operating Companies offer loan recommendation services:

Step 1: Screening

Either through business contacts or word-of-mouth referral, a potential borrower applicant with needs for mortgage may contact us over the phone and through emails. A member of the Sentage Operating Companies’ credit assessment team will present an overview of mortgage products available, recommendation procedures, and assessment criteria and approval standards, learn about the borrower’s background, and briefly discuss whether his or her financing needs can be met with the mortgage products available.

After the initial screening, the credit assessment team will either decline or allow the applicant to apply based on available information. At this stage, approximately 30% loan recommendation applications are being rejected.

Step 2: Application

Borrower applicants who passed the preliminary screening will need to fill out the application forms at the Sentage Operating Companies’ headquarters in Shanghai City, China and provide the Sentage Operating Companies with basic information, including but not limited to identification documents and other requested personal information, such as PRC ID card details, a mobile phone number, educational level, information related to employment status, and bank account details. Because only applicants who are able to collateralize qualified properties are considered, the Sentage Operating Companies require them to submit a copy of ownership certificate at this stage. The prospective borrower will also be guided to authorize the Sentage Operating Companies to gain access to their credit history and other information from external sources. For more details on the information the Sentage Operating Companies collect from potential borrowers, see “—Credit Assessment and Risk Management—Data Collection and Verification.”

After reviewing a borrower applicant’ materials, the credit assessment team will determine if the borrower applicant qualifies under the internal review guidelines. The Sentage Operating Companies’ team will either decline or further process the loan recommendation application. At this stage, the Sentage Operating Companies typically decline approximately 30% of all borrower applications.

Step 3: Credit Assessment and Risk Management

The Sentage Operating Companies conduct credit assessment for those applicants whom the Sentage Operating Companies have selected after the preliminary review. The rigorous, comprehensive review process involves information collection, verification, and analysis through various sources, as well as a multidimensional real estate appraisal. Specifically, the credit assessment team evaluates the applicant’s credit history, liquidity, and other criteria to develop a borrower profile that is measured against the internal review guidelines and measures. Additionally, they analyze title reports, credit reports, real estate holdings, disclosures, and legal reviews to ensure that the applicant is deemed credit worthy. The Sentage Operating Companies pay extra attention to evaluating the value, conditions, risks, and the market of the property the applicant is able to collateralize. For an applicant to receive the Sentage Operating Companies’ recommendation, the Sentage Operating Companies require that the appointed in-house appraiser and risk-management team both recommend his or her property as qualified collateral in their opinion and report.

After the review, the Sentage Operating Companies’ credit assessment team may approve or decline the borrower application. Borrower applicants are notified of the results, and successful applicants proceed to the loan recommendation stage. At this stage, approximately 10% to 15% of all loan recommendation applications submitted were rejected. For details of the credit assessment process, see “—Credit Assessment and Risk Management.”

Step 4: Loan Recommendation

The Sentage Operating Companies recommend qualified borrowers directly to funding partners. The funding partners, after completing their internal risk assessment and loan approval procedures, make the final credit decisions and directly fund borrowers with mortgage suitable for borrower’s financial situation. For fiscal years 2020 and 2021, approximately 90% and 100% borrowers we recommended were accepted by the funding partners.

Credit Assessment and Risk Management

The Sentage Operating Companies have devised and implemented a systematic credit assessment model and an asset-driven, disciplined risk management approach to minimize a borrower’s default risk and mitigate the impact of default. Specifically, the Sentage Operating Companies’ assessment model and risk management capabilities not only enable us to select high-quality borrowers whose financial conditions and personal background meet the Sentage Operating Companies selection criteria, but also protect the funding partners against lending more than they might be able to recover in the case of default. The Sentage Operating Companies apply the same disciplined review process to all types of loan recommendation applications. The Sentage Operating Companies’ asset-driven risk management philosophy encompasses property-level due diligence, including ownership certificate and related document review, local market liquidity analysis, trend assessment, and a rigorous appraisal process. In addition, the Sentage Operating Companies perform individual borrower due diligence, including personal information review and verification. We believe the ability to access, process, and analyze an extensive amount of public and proprietary information regarding the borrower and their collateral offers the Sentage Operating Companies a differentiated perspective and risk management ability. The Sentage Operating Companies’ mission is to provide the best-in-class credit assessment and risk management, all within a streamlined, transparent, and compliant workflow process.

Master Review Policy

The Sentage Operating Companies operate under a documented master review policy, which outlines the standard credit assessment guidelines and risk management procedures. The guidelines and procedures were developed, and are continually reviewed, by the senior management team comprised of individuals with over 15 years of experience managing real estate loans. The Sentage Operating Companies revise these guidelines and procedures from time to time based on mortgage performance feedback provided by the funding partners and as market conditions change. We believe the guidelines and procedures are key differentiators compared to our peers, as they facilitate both speed and consistency of execution.

Information Collection, Verification, and Fraud Detection

The Sentage Operating Companies utilize a proprietary information system to store and process comprehensive information gathered through various sources, including the database, government and Internet sources, and third-party data providers, supplemented by the manual input of data collected through on-site inspections and other means of offline verification.

The Sentage Operating Companies collect information about borrowers, which typically include age, education level, marital status, employment, credit history, and bank transaction history. For information the Sentage Operating Companies collect for real estate appraisal, refer to “—Real Estate Appraisal and Review.”

The Sentage Operating Companies make every effort to ensure the accuracy and reliability of the information the Sentage Operating Companies collect, and to safeguard the privacy of such information. For example, the Sentage Operating Companies collaborate with third parties to verify the applicant’s identity by confirming his or her name, ID number and mobile number. The Sentage Operating Companies also cross examine data they collect from different outside sources to verify data provided by applicants. The Sentage Operating Companies require all the applicants to provide us a letter of guaranty which guarantees the authenticity of all the information provided by them. For applicants who intend to use a mortgage to finance their businesses, the Sentage Operating Companies verify their loan purposes by requiring them to submit contracts and supporting documents.

The Sentage Operating Companies combat fraud through advanced analytical methods, based on the information the Sentage Operating Companies collect, as well as working with the third-party data providers to access centralized databases of confirmed fraud cases, which serves as a critical and highly effective cross check of their own analyses. In addition, to effectively combat against fraudulent activities, the Sentage Operating Companies have adopted internal policies that prohibit the employees from facilitating fraudulent activities with borrowers or any other third-party.

Real Estate Appraisal and Review

The foundation of the Sentage Operating Companies’ risk management is real estate appraisal. The Sentage Operating Companies require a current real estate appraisal on all properties that borrowers intend to collateralize. The valuation process is led by the in-house appraisers who have received rigorous training and have years of experience evaluating a wide range of commercial and residential properties in Shanghai City, China. By leveraging their appraisal expertise and extensive knowledge of the local market, the Sentage Operating Companies are able to factor different risks associated with the properties into the appraisal process. Such process enables borrowers to obtain the loan amount that accurately corresponds to the value of their properties and properly reflects the local market liquidity.

The in-house appraisers first undertake a rigorous due diligence process involving intensive data collection, review, and analysis, to ensure that they understand the state of the market and the risk-reward profile of the property. Specifically, they utilize the historical data, as well as verified, reputable third-party data sources to identify market trends, comparable sales, and other relevant real estate data including government regulations and environmental concerns. The in-house appraisers then conduct a complete visual inspection of the interior and exterior of the property, through which they notice and examine conditions that might adversely affect the property’s value, including but not limited to, location, neighborhood, type, facing direction, floor plan and size, needed repair, decoration style, etc. To enhance the quality of the appraisal, the Sentage Operating Companies often order property inspection reports to better understand the property’s physical condition. After consolidating information collected through various channels, the in-house appraisers compare the property with comparable sales based on a set of factors selected to assess specific features of the property and its market conditions. To ensure the reliability of the appraisal result, the Sentage Operating Companies also consult property values estimated by licensed, reputable third-party real estate appraisers. Currently, the Sentage Operating Companies have maintained long-term partnerships with several third-party appraisers, which are recognized as AAA (i.e. the highest level) appraisal institutions by the China Appraisal Society and have consistently provided appraisal-related services to leading banks and other financial institutions across the nation during the last several decades.

For commercial properties, i.e. properties with strong earning ability, the in-house appraisals adopt an income capitalization approach in addition to the original appraisal. Specifically, the in-house appraisers determine an estimate of gross income, expenses, net operating income and appropriate cap rate of the property based on available information. The estimate is then used to adjust the Sentage Operating Companies’ valuation results in the original appraisal.

The Sentage Operating Companies ask the in-house appraisers to provide an opinion for each real estate appraisal, which is submitted to the risk management team to review. The risk management team then analyzes the property based on the appraisal opinion, along with all other relevant data, and concludes their findings in an internal review report. Throughout the appraisal process, the management team constantly monitor the in-house appraisers’ performance and evaluate their performance based on the institutional finding partners’ feedback on the quality of the appraisal opinions.

The Sentage Operating Companies generally avoid lending on properties that are special purpose in nature. Currently the Sentage Operating Companies require properties to be in Shanghai City, China, where the Sentage Operating Companies’ headquarters are located. In the future, as the Sentage Operating Companies aim to expand the Sentage Operating Companies’ presence into first-tier cities in China, qualified properties in these cities will be acceptable collateral to us.

Mortgage Products Offered by the Funding Partners

The mortgages borrowers obtain through the loan recommendation services typically have the following characteristics:

Mortgage Size and Type

The mortgage loans borrowers obtain through the recommendation services originate in principal amounts ranging from RMB1 million (approximately US$140,841) to RMB20 million (approximately US$2.82 million). The Sentage Operating Companies use a number of credit assessment procedures and risk management measures to verify prospective borrowers’ loan purposes, including certifications from prospective borrowers, business contract and document review, external information verification sources, and other checks. For more detail on information verification, see “—Credit Assessment and Risk Management—Information Collection, Verification, and Fraud Detection.”

Property Types

Mortgages borrowers obtained through the Sentage Operating Companies’ loan recommendation services are typically secured by the following property types:

Residential	Traditional apartment buildings, duplexes, condominiums and other properties zoned for living or dwelling

Commercial	Commercial property occupied by professional or business offices and other properties zoned for profit generation

The Sentage Operating Companies generally avoid special-purpose properties such as assisted-living facilities. For fiscal years 2020 and 2021, residential properties constituted the major collateral type, representing approximately 97% and 100%, respectively, of all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation and commercial properties represented the remaining 3% and 0%, respectively.

Geography

Currently, the Sentage Operating Companies only consider qualified properties located in Shanghai City, China as acceptable collaterals. We believe that the Sentage Operating Companies’ strategic choice on the geographical location allows us to provide high-quality appraisal services by leveraging the team’s extensive knowledge of the local market and stable business partnerships the Sentage Operating Companies have built with reputable local third-party appraisers and other service providers. Such strategy ensures that borrowers are able to obtain the loan amount that accurately corresponds to the value of their properties and properly reflects the local market liquidity. It also protects the funding partners against lending more than they might be able to recover in the case of default.

In the future, as the Sentage Operating Companies expand their presence into first-tier cities in China, qualified properties in these cities will be acceptable collateral to us.

Third-Party Guarantee

Depending on funding partners’ specific requirements, some of the mortgages are guaranteed by third-party guarantors.

Principal Amount

The Sentage Operating Companies do not determine the principal amount, which is entirely decided by the funding partners. However, the funding partners do rely on credit assessment results, appraisal opinions, and other information provided by us. The principal amount is determined by, among other factors, the borrower’s creditworthiness, the value of the property, the strength of the local market, etc. Subject to funding partners’ specific requirements and valuation metrics, property value is typically the driving factor determining the principal amount. Among all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation, the principal amount of mortgages secured by residential properties typically equals 50% to 70% of the estimated property value, whereas the principal amount of mortgages secured by commercial properties typically does not exceed more than 50% of the estimated property value.

Term and Interest Rate

Depending on the types of funding partners, a borrower’ specific loan purpose, and the value of the borrower’s collateralized property, mortgage term ranges from one year to ten years. The mortgage interest rate is entirely decided by the funding partners.

The typical mortgage in the Sentage Operating Companies’ product portfolio provides a fixed-rate, interest-only term. As of June 30, 2022, all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation had an initial loan term of 24 to 36 months with an interest rate of 6% to 8%.

Borrowers and Partners

Borrowers

The Sentage Operating Companies aim to serve individual business owners who are able to collateralize qualified properties. The number of borrowers who have used the loan recommendation services has been growing rapidly. For fiscal year 2021, a total of 31 borrowers had successfully received mortgages through the Sentage Operating Companies’ loan recommendation services, and, approximately 95% of all the mortgage borrowers had obtained through the Sentage Operating Companies’ recommendation were used as working capital by small-to-medium size business owners. The remaining 5% was funded to qualified individual borrowers who used mortgages for consumption purposes approved by the funding partners, such as activities related to renovation, travelling, and education.

The Sentage Operating Companies’ value proposition to individual business owners is convenient access to various mortgage products offered by the Sentage Operating Companies’ network of funding partners. Specifically, due to fast-evolving commercial environment, limited planning abilities, and the lack of a nationwide credit rating system in China, these business owners have limited credit access through traditional financial institutions and lack alternative borrowing channels with reasonable cost. The Sentage Operating Companies also strive to provide them a transparent, easily navigable recommendation process through a comprehensive range of customized services. At the initial stage of the Sentage Operating Companies’ recommendation process, the Sentage Operating Companies provide clear documentation requirements and recommend different funding sources and mortgage products to borrowers based on their personal background and specific financing needs. The Sentage Operating Companies take time to explain terms and conditions of specific mortgage products in details and assist borrowers in application material preparation. Throughout the recommendation process, the Sentage Operating Companies endeavor to serve as the intermediary between borrowers and funding partners to resolve any confusion or misunderstanding caused by information mismatch.

As of June 30, 2022, the Sentage Operating Companies had acquired approximately 100% of prospective borrowers through business contacts. For prospective borrowers the Sentage Operating Companies acquired through business contacts, the Sentage Operating Companies do not directly charge them any fees. Instead, the Sentage Operating Companies’ referral partners first charge borrowers service fees for their referral. The Sentage Operating Companies then charge the referral partners a commission as a percentage of the loan amount pursuant to the service agreements between us and the referral partners. The Sentage Operating Companies’ commission rate for the fiscal year 2021 was 1.5% to 2%. Referral partners typically pay us commission fees within 30 days after funding partners provide loans to borrowers. For the remaining prospective borrowers, we directly charge them service fees pursuant to the Sentage Operating Companies’ service agreements with such prospective borrowers. The service fee is charged as a percentage of the loan amount. The Sentage Operating Companies’ service fee rate for the period for fiscal year 2021 was 1.75% to 3%. A borrower pays us the service fee in a lump sum upon receiving the proceeds of the mortgage from a funding partner.

All the borrowers are geographically concentrated in Shanghai City, China. In the future, as the Sentage Operating Companies expand the presence into first-tier cities in China, the Sentage Operating Companies will consider prospective borrowers who are able to collateralize qualified properties in these cities.

Business Partners

Funding Partners

The Sentage Operating Companies provide loan recommendation services to individual borrowers and work with a group of funding partners with whom the Sentage Operating Companies have established long-term business partnerships. The Sentage Operating Companies do not provide funds to each borrower, nor do they get funds from the funding partners. The Sentage Operating Companies only serve as an intermediary between borrowers and the funding partners to facilitate the borrowing process. Funding partners are financial institutions that provide loans to borrowers. Funding partners in China can be commercial banks, small loan companies, pawnshops, trust companies, and asset management companies. The funding partners the Sentage Operating Companies work with are required to be fully compliant and licensed financial institutions with stable financial resources, which are recognized by the Chinese government. The Sentage Operating Companies can match different borrowers with the funding partners according to each borrower’s qualifications, such as the value of its collaterals, its business cash flow, financial credit status, and repayment schedules. Currently, the Sentage Operating Companies do not maintain any cooperative contracts with any funding partners. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these funding partners.

Specifically, the Sentage Operating Companies leverage the advanced credit assessment and risk management capabilities to select high-quality borrower applicants whose financial conditions and personal background meet the selection criteria, estimate the value of their property through a rigorous appraisal process, and recommend qualified borrower applicants to the funding institutional partners. After receiving recommendations, the funding partners may elect to underwrite mortgages based on their own risk appetites.

The Sentage Operating Companies continuously work on strengthening the cooperation with funding partners and organically expanding their network of funding partners. For the fiscal year 2021, the funding partners had approved loans to borrowers recommended by us in the aggregate amount of RMB256.85million (approximately US$39.82 million). The number of funding partners was 15 as of June 30, 2022. Currently, all the financial institution funding partners are commercial banks, the majority of which are reputable national and regional banks. In the future, the Sentage Operating Companies plan to expand and diversify the funding partner base by seeking opportunities to collaborate with other kinds of institutions and organizations, including pawnshops, micro-lending companies, etc.

The Sentage Operating Companies establish relationships with the funding partners through word-of-mouth referrals and referrals made by the shareholders and management team members, many of whom have established extensive connections in the financial industry based on their professional experience.

The funding partners choose to partner with the Sentage Operating Companies for access to the Sentage Operating Companies’ borrower applicants base, enhanced credit assessment and risk management capabilities, and other services, including borrower and product matching. The Sentage Operating Companies’ value proposition is further magnified by the repeat lending and cross-selling opportunities the Sentage Operating Companies provide to them. Once borrowers are connected to funding partners through the Sentage Operating Companies’ services, funding partners will be able to extend more loans and sell other financial products to such borrowers. The Sentage Operating Companies do not receive any fees or commissions on such additional loan products. As of the date of this annual report, the Sentage Operating Companies have delivered value in the form of a delinquency rate of zero percent for the funding partners. However, there is no guarantee that the Sentage Operating Companies will maintain a low default rate in the future, as the Sentage Operating Companies only recently started the loan recommendation business and the default rate may change as the mortgage loans granted to borrowers the Sentage Operating Companies recommended become more seasoned. As the Sentage Operating Companies have built their industry credibility and earned trust from funding partners based on the proven track record, they are currently exploring the possibility to provide new services to them, such as post-origination services. Although subject to regulations on loan recommendation services, their business model does not subject us to the relevant local regulatory requirements that are applicable to online lending platforms since the Sentage Operating Companies do not provide online financing intermediary services. We believe that the Sentage Operating Companies’ strengthened cooperation with funding partners allows us to sustainably grow their business and mitigate the negative impact brought by the continuing challenging regulatory environment in China.

Other Partners

●	Borrower acquisition. The Sentage Operating Companies leverage cooperation with referral partners to acquire borrowers. As of the date of this annual report, the Sentage Operating Companies have maintained partnership with 2 third-party referral partners. A referral partner first charges a borrower service fee for its referral pursuant to their service agreement. The Sentage Operating Companies then charge the referral partner a commission as a percentage of the loan amount pursuant to the service agreement between us and the referral partner. For more details on the Sentage Operating Companies’ collaboration with referral partners, see “—Borrowers.” Currently, the Company does not maintain any cooperative contracts with any referral partners. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these referral partners.

●	Property Appraisal. To ensure the reliability of their appraisal result, the Sentage Operating Companies consult property values estimated by licensed and reputable third-party real estate appraisers. The Sentage Operating Companies currently maintain long-term partnerships with several third-party appraisers which are recognized as AAA (i.e. the highest level) appraisal institutions by the China Appraisal Society. Currently, the Sentage Operating Companies do not maintain any cooperative contracts with any third-party appraisers. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these third-party appraisers.

●	Data. In addition to publicly available sources, the Sentage Operating Companies use services provided by technology companies, such as Tianyancha and Qichacha, to access larger borrower databases. In the future, the Sentage Operating Companies also plan to work with other technology service providers to further expand the database and diversify the verification channels, which allow them to enhance the credit assessment model and optimize the operational efficiency. Currently, the Sentage Operating Companies do not maintain any cooperative contracts with any one of these service providers. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these service providers.

Prepaid Payment Network Services

The Sentage Operating Companies’ Business Model

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from us, will be able to buy goods and services offered by the merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion, the Sentage Operating Companies’ prepaid card payment services enable qualified merchants selected by us after rigorous internal review to accept prepaid-card payments using traditional payment terminals. The Sentage Operating Companies provide merchant customers with payment-related technology consulting and support services and prepaid card payment services. The Sentage Operating Companies charge merchant customers two separate fees for each kind of services the Sentage Operating Companies provide. For details on services the Sentage Operating Companies provide and fees they charge, see “—Technology Consulting and Support Services,” “—Prepaid Card Payment Services,” and “—Our Customers—Pricing.”

The growing payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow them to provide merchants with continuously improving services and technologies. For fiscal years 2020 and 2021, revenue generated from the prepaid payment network services, consisted of technology consulting and support fees, was US$432,958 and US$928,565, respectively.

Technology Consulting and Support Services

For any merchant customer who need payment-related technical consulting and support, the Sentage Operating Companies provide a tailored payment solution to the merchant customer, interface its internal system with the prepaid card payment system, and offer personnel training to ensure that the merchant’s staff know how to properly operate such system. For details on the technology consulting and support services the Sentage Operating Companies charge, see “—Our Customers—Pricing.”

Prepaid Card Payment Services

For any merchant customers who need prepaid card payment services, the Sentage Operating Companies collect and process information necessary for prepaid card issuance and authorize transaction requests after verifying transaction information. The Sentage Operating Companies also conduct the necessary know-your-client, or KYC, and other due diligence review of cardholders and merchant customers in order to assess and mitigate fraud risks based on the information the Sentage Operating Companies collect from them. For details on the technology consulting and support services the Sentage Operating Companies charge, see “—Our Customers—Pricing.”

The Sentage Operating Companies’ Role in the Prepaid Card Payment Value Chain

From the front end, non-cash transactions involving prepaid cards between merchants and consumers seem simple and direct as consumers pay for the goods and/or services while merchants accept consumers’ payment and offer such goods and/or services. However, such transactions are far more complicated when looking from the back end and cannot be completed in the absence of the interactions among different parties involved. The Sentage Operating Companies act as a payment service provider and play an essential role in the prepaid payment network value chain. The diagram below illustrates the payment process for the payment services and the role of each participant involved:

Payment Process:

(1)	A consumer interested in the prepaid cards can submit his or her prepaid card application either online or at the offline operating center.

(2)	The Sentage Operating Companies issue the prepaid card to the consumer after reviewing and approving his or her application. The Sentage Operating Companies accept those consumers whose personal background information and financial conditions meet the selection criteria. For more details on information we review and verify, see “—Risk Management and Internal Control—Prepaid Card Applicants’ Information Verification.” The monetary value of the prepaid card is equal to the total amount the consumer paid us along with his or her application. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC, and funds in the escrow account will only be transferred out of the account when they are used for prepaid card payments.

(3)	The consumer initiates a payment to a merchant to purchase goods and/or services that such merchant offers.

(4)	The consumer generates a payment request by swiping, tapping or inserting his or her prepaid card on a payment terminal.

(5)	The Sentage Operating Companies, as payment service provider, process the consumer’s payment request. The Sentage Operating Companies also verify the payment information as the prepaid card issuer. Once the verification of the payment is completed, the Sentage Operating Companies will approve the transaction and send a notification of approval to NetsUnion.

(6)	NetsUnion, after verifying the payment information through its internal procedures, sends the payment result to the merchant and settles the fund in the escrow account to the merchant’s account in the receiving bank. If the merchant pays the service fee on a per-transaction basis, NetsUnion settles the fund in the escrow account net of the service fee. If the merchant pays the entire service fee upfront before the Sentage Operating Companies start providing services, NetsUnion settles the original fund in the escrow account. For details on the service fee the Sentage Operating Companies charge, see “—Our Customers—Pricing.” NetsUnion’s responsibilities include connecting and switching transactions among payment service providers, issuers, and merchants, and enabling payment authorization. NetsUnion does not charge any fees for payments it processes.

(7)	The merchant confirms receipt of the payment.

Customer Onboarding

First, prospective merchant customers apply to open an account on the Sentage Operating Companies’ platform. After reviewing application materials, the Sentage Operating Companies onboard the customers and connect them to NetsUnion. Once connected, customers can enjoy the safe and fast payment services and receive consumers’ payments made with prepaid cards issued by us. For details on the transaction process and the Sentage Operating Companies’ role in the prepaid payment network value chain, see “—Prepaid Card Payment Services— Our Role in the Prepaid Payment Network Value Chain.”

To ensure the quality of the customer profile and minimize the business risk, the Sentage Operating Companies conduct due diligence to assess prospective customers with the following steps.

●	Merchant assessment. The Sentage Operating Companies’ direct sales force is mainly responsible for sourcing new merchants. They identify and select prospective merchants usually by conducting an on-site inspection to evaluate the merchant’s operations, financial condition and credit standing.

●	Collecting application materials. The Sentage Operating Companies’ customers need to submit application materials either online or at the Sentage Operating Companies’ offline operating center. The Sentage Operating Companies collect customers’ application materials and information according to the internal checklist. For instance, the Sentage Operating Companies collect copies of their business licenses, valid identification documents of legal representatives or the persons-in-charge, bank account opening certificates, pictures of their business premises and other relevant certification documents.

●	Customer approval. The Sentage Operating Companies adopt a stringent approach and implement know-your-customer internal procedures, including (i) verifying the accuracy of information in application materials; (ii) checking the customer against the Sentage Operating Companies’ internal and industry blacklists; (iii) conducting necessary inspections to verify the authenticity of application materials; and (iv) determining the customer’s risk rating according to the internal policies and relevant regulations.

Customers

The Sentage Operating Companies connect the corporate customers with their consumers in various industries. As of the date of the annual report, the Sentage Operating Companies have 7 customers, which are Shandong Ciyun Information Technology Co., Ltd., Hengyu international trade (Qingdao) Co., Ltd., Qingdao Zhanhongyu Network Technology Co., Ltd., Qingdao Henhai Co. Ltd., Fuan Information Technology (Qingdao) Co. Ltd., Anhui Yuzhilan Education Software Technology Co., Ltd. and Qingdao Nuolizhi Enterprise Management Co., Ltd. The Sentage Operating Companies plan to work with midsized supermarkets, shopping malls, and online platforms. The Sentage Operating Companies believe that by reaching corporate customers of various sizes, the Sentage Operating Companies can build a solid foundation to expand the service base and provide more diversified financial solutions that fit into more payment scenarios.

The Value Proposition

The merchant customers choose the Sentage Operating Companies because the Sentage Operating Companies are a licensed prepaid card issuer capable of offering multipurpose prepaid cards and a licensed payment service provider. In order to issue multipurpose prepaid cards, which can be used to purchase goods and services from a diverse group of merchants across industries and regions, and provide related payment services, a service provider must obtain a third-party payment license that allows such activities. As a result of the tightened control imposed by the PBOC over payment licenses, it has become much harder to obtain such licenses from relevant regulatory bodies in China. A license applicant must undergo a time-consuming application process, be able to pay an expensive application fee, and satisfy stringent standards adopted by the regulatory bodies. In light of the strong entry barriers, the payment license is a unique asset that distinguishes us from competitors. Without such license, a prepaid issuer can issue only single-purpose prepaid cards, which are limited to purchasing goods and services provided by the card issuer or companies related to the card issuer.

Contract Terms

The Sentage Operating Companies enter into a standard contract with each merchant customer for the services. The term of the Sentage Operating Companies’ agreements with payment service customers is normally one year, which automatically renews at the end of each term. Each party reserves the right to terminate the agreement at any time with 30 days’ written notice to the other party.

Pricing

The Sentage Operating Companies charge merchant customers technology consulting and support fees for designing tailored payment solutions, interfacing their internal systems with the prepaid card payment system, and providing their staff with relevant operation training. Depending on the estimated annual transaction amount agreed by us and the particular merchant customer, the technology consulting and support fee ranges from RMB100,000 (approximately US$14,474) to RMB300,000 (approximately US$43,423). The merchant pays us the entire technology consulting and support fee upfront after it enters into the service agreement with us and before the Sentage Operating Companies start providing services.

The Sentage Operating Companies charge merchants fees for payment services, including, but not limited to, collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information. Depending on factors including demand for payment services, market trends and conditions, and the regulatory environment for the third-party payment services industry in China, the payment service fee is equal to either (i) 0.3% to 0.5% of each transaction amount or (ii) 0.2% of the estimated annual transaction amount. Merchant customers may choose which payment method it prefers. If the merchant pays the service fee on a per-transaction basis, for each transaction for which the merchant uses the payment services, NetsUnion settles the fund in the escrow account designated and monitored by the PBOC net of the service fee to the merchant’s account in the receiving bank. Alternatively, the merchant pays the entire service fee upfront after it enters into the service agreement with us and before the Sentage Operating Companies start providing services. NetsUnion does not charge any fees for payments it processes.

Customer Services

Leveraging the advanced technologies, the Sentage Operating Companies have established a lean and productive customer service team specialized in handling customer relationships. Customers can reach the customer service team through email, hotlines, social media accounts, and their website.

Each customer request, enquiry or complaint is recorded and assigned a specific case reference. Each of the customer service assistant is responsible for the cases assigned to them and will follow up until the case is closed or resolved to the customers’ satisfaction. The Sentage Operating Companies’ policy requires that the customer service personnel must respond to each customer complaint within one business day and address the relevant issues within three to four business days. As of the date of this annual report, the Sentage Operating Companies achieved a zero customer-complaint report rate, which is a measure of the dissatisfaction of the services as reported by customers.

Sales and Marketing

The Sentage Operating Companies promote the business through direct marketing. Currently, the business covers Qingdao City, Shandong Province in China. The Sentage Operating Companies’ in-house marketing department, which consists of experienced professionals, is responsible for coordinating the direct marketing efforts. To promote the sales, the Sentage Operating Companies are exploring opportunities to develop strategic partnerships with independent third-party sales agents, placing online advertisements with selected high-traffic social media platforms and high-traffic searching engines, and launching referral programs.

Collaboration with NetsUnion

NetsUnion is a clearing platform for internet and other network payments in China. According to the PBOC, after June 30, 2018, third-party payment service providers, including prepaid payment network service providers, are required to channel internet payments via NetsUnion, rather than banks’ payment gateways.

In July 2019, the Sentage Operating Companies became a member of NetsUnion, and entered into a network access agreement with it. Under the agreement, NetsUnion is responsible for channeling payment information from us to merchants and providing clearing services regarding the corresponding payment transactions. NetsUnion does not charge any fees for payments it processes. Under the network access agreement, the Sentage Operating Companies are required to comply with NetsUnion’s membership rules and fulfil the obligations in deterring money laundering and terrorist financing pursuant to the applicable laws and regulations. The Sentage Operating Companies are obligated to indemnify NetsUnion for any losses caused by fictitious, inaccurate, incomplete, illegal or invalid transactions the Sentage Operating Companies facilitate. NetsUnion is obligated to compensate the direct losses that arise from failures of its system. The Sentage Operating Companies’ agreement with NetsUnion does not have a term; instead, as long as the Sentage Operating Companies’ third-party payment license is valid and the Sentage Operating Companies conduct business activities related to payment services, the agreement with NetsUnion remains in effect.

Risk Management and Internal Control

The Sentage Operating Companies are subject to various risks in the operations. For details on risks the Sentage Operating Companies are subject to, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries.” The Sentage Operating Companies have established a dynamic, technology-driven risk management system and adopted relevant policies and procedures, which we consider suitable for the business operation. The Sentage Operating Companies also continue to monitor and review the risk management and internal control systems in order to quickly adapt to changes in market conditions, product and service offerings, and the regulatory environment.

The Sentage Operating Companies have an independent risk management committee dedicated to the prepaid payment network business line. Led by the risk management committee, the risk management and internal control team is responsible for verifying information, preventing and detecting any sign of fraud and money laundering, and monitoring the daily implementation of each department’s internal control procedures and measures.

Prepaid Card Applicants’ Information Verification

Prepaid card applicants will need to provide us with basic information, including, but not limited to, identification documents and other requested personal information, such as PRC ID card details, a mobile phone number, educational level, and information related to employment status.

The Sentage Operating Companies make every effort to ensure the accuracy and reliability of the information the Sentage Operating Companies collect, as well as safeguard the privacy of such information. For example, the Sentage Operating Companies collaborate with third parties to verify the applicant’s identity by confirming his or her name, ID number and mobile number. The Sentage Operating Companies also cross-examine data the Sentage Operating Companies collect from different outside sources to verify data provided by applicants.

Fraud

The Sentage Operating Companies have fraud risk management policies and procedures in place to govern the business operation. The Sentage Operating Companies leverage the data analytics capacities to detect fraud risk in the payment services through the real-time transaction risk monitoring and fraud risk analysis systems. The Sentage Operating Companies’ multi-faceted and effective fraud management system automatically aggregates data relating to fraud in the database. Built upon the large database collected via the own platform, the system is able to assess the probability of suspicious activities. The Sentage Operating Companies have established a dedicated fraud detection team. The team regularly tests and refines anti-fraud rules to tackle new developments and trends, which allows us to quickly respond to emerging fraudulent threats and identify unknown fraud patterns. Based on the risk assessment results of the system, the team also conducts onsite investigation, administering a series of tests on suspicious account users.

Money laundering

The Sentage Operating Companies have established internal control policies and procedures to monitor and report any suspected money laundering activities as part of the due diligence and risk assessment procedures. The Sentage Operating Companies have developed a risk management system that facilitates the customer due diligence procedures and is deigned to identify and intercept suspicious transactions. The Sentage Operating Companies continuously analyze suspicious patterns and trends of completed transactions, update the list of suspicious recipients, and refine the algorithm. The Sentage Operating Companies also provide education and training to the staff on anti-money laundering and anti-terrorist financing. In addition, the Sentage Operating Companies have an anti-money laundering and anti-terrorist financing committee to monitor compliance with the relevant laws and regulations. The Sentage Operating Companies submit reports to the PBOC on suspicious transactions the Sentage Operating Companies identified and relevant customer identity information in accordance with the relevant regulatory requirements. As of the date of this annual report, the Sentage Operating Companies have not encountered any incident where the Sentage Operating Companies failed to screen and report merchants identified as suspected money launderer to the PBOC.

Infrastructure and Information Technology

The Sentage Operating Companies are currently applying for copyrights in the PRC for the proprietary technology systems, which include the information system and account management system. The Sentage Operating Companies’ internal management system is copyrighted and its registration was completed on April 26, 2020. As of June 30, 2022, the Sentage Operating Companies had a team of four full-time employees to monitor and maintain the information technology and infrastructure. To promote the long-term business growth, the Sentage Operating Companies’ technology team focuses on ensuring that the technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested and continuously strengthened.

●	IT Infrastructure. We believe the Sentage Operating Companies have built a secure, efficient, and cost-effective infrastructure to provide strong computing ability in the system. As of June 30, 2022, the information technology infrastructure included seven servers, which form a strong server network with speedy processing capability. The infrastructure has been fully integrated with the computer environments and business requirements to serve as a powerful engine for the products and services.

●	Information System. We believe the ability to access and use data is essential to the operations. The Sentage Operating Companies’ centralized computer-based information system supports the core processing and analytics functions of the business lines under a set of integrated databases. It is designed to be both replicable and scalable to accommodate the internal growth. Supported by the set of databases, the information system can efficiently process and analyze high volumes of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The information system empowers us to generate comprehensive reports and achieve data visualization from accessible data to support the management’s instant decision-making to cope with the evolving competitive landscape.

When used for loan repayment and collection management, the information system screens out outdated borrower information on the record and merges borrower information in order to detect any repeating activity pattern and map potential relationships among borrowers based on the information the Sentage Operating Companies are authorized to use. The information system also strengthens the borrower profiling function by enabling the operating portal to categorize borrowers and facilitate repayment and collection assignment based on non-personally identifiable information such as location, gender, the composition of loans, and past-due period.

To enhance the credit assessment and risk management capabilities in the loan recommendation process, the Sentage Operating Companies have built a comprehensive credit profile in the information system for each borrower and constantly update the profile with new information the Sentage Operating Companies have collected through various internal and external verification resources. Leveraging the behavior analytics capabilities, the Sentage Operating Companies are able to consolidate and analyze information of each profile to estimate borrowers’ credit needs and assess delinquency risk.

The Sentage Operating Companies’ sophisticated data insights and data analytics capabilities have driven the rapid growth of the prepaid payment network business line. Through comprehensive merchant profiling, the Sentage Operating Companies are able to quickly and accurately identify risks associated with potential clients, captures fraud signals from a massive amount of data regarding user behaviors, analyze them in real time, and intercepts abnormal transactions at an early stage. Theses abilities are crucial in reducing the transaction loss rate and gaining valuable insights into the clients’ businesses.

●	Internal Management System. The Sentage Operating Companies aim to leverage the proprietary internal management system, which is currently used for the loan repayment and collection management business, to optimize the operational efficiency and achieve workflow automation. Under the system, the operating portal digitizes and standardizes the repayment and collection management process by consolidating skip tracing tools, borrower profiles, repayment records, and other functions under one platform. The Sentage Operating Companies use the operating portal for, among other things, case assignment, portfolio management, collection activity management, and repayment management. We believe that the system affords the in-house team sufficient operational support to efficiently perform tasks related to loan repayment and collection management.

●	Account Management System. The Sentage Operating Companies have developed a proprietary account management system, which the Sentage Operating Companies currently use to provide the prepaid payment network services, to facilitate centralized management of customers’ accounts and related information. This system consolidates and manages all the customers’ account information, including procedures and standards for customers’ account opening. It tracks the balances of customer accounts, allowing more transparent management of funds movements. The system is built upon the extensive experience of serving a diverse customer base. The Sentage Operating Companies update the system on a regular basis in order to continuously improve its reliability, efficiency and compatibility with the services and evolving regulatory requirements.

●	Backup System. The Sentage Operating Companies maintain two independent full capacity network servers in two separate locations. If one server experiences technical difficulties or outage, network operations immediately switches to the other server to ensure uninterrupted network services to the employees.

●	Security System. To protect the databases from unauthorized access, the Sentage Operating Companies configure the system with multiple layers of security modules. The Sentage Operating Companies’ security system monitors and records the entire process of data access, showing us in real-time the identity of users accessing the system and channels through which the users access the system. Furthermore, through periodically reviewing the operation history, examining USB/external hard drives, and implementing security measures for the internal management system, the Sentage Operating Companies are able to manage and restrict employees’ access to personal and financial information. In addition, the Sentage Operating Companies have installed a firewall which monitors and controls incoming and outgoing traffic and automatically takes reactive measures against any information security threats.

The Sentage Operating Companies’ data security and management capabilities have been certified by various national standards, including (i) the Level 3 Certification of Information System Protection, (ii) the Safety Certification on Payment Facilities for Non-Financial Institution, and (iii) the Account Data Security Standard evaluation.

●	Technology Upgrade. The Sentage Operating Companies actively develop new software and explore greater use of technology to manage data resources. The Sentage Operating Companies will continue to improve the current information technology and infrastructure, which in turn is expected to enable us to utilize the technology and data resources more efficiently. See “—Our Strategies” for a detailed discussion of the technology upgrades.

Privacy Protection

The Sentage Operating Companies are dedicated to privacy protection of the clients during all phases of the businesses. The Sentage Operating Companies have access to a significant amount of data that could be considered as confidential, including operational data and personal information of the clients and other parties. The Sentage Operating Companies consider the protection of such confidential information to be important. The Sentage Operating Companies adopted a strict internal data policy to protect confidential information at all levels. This policy establishes day-to-day data use requirements, data and information classifications, data encryption requirements, back-up requirements, approval procedures and user rights for confidential information. This policy also specifies the methods in which data must be stored, such as in encrypted format and with backup. The Sentage Operating Companies require each of the employees to agree in writing to abide by the data policy and to protect the confidentiality of the data.

The Sentage Operating Companies use a variety of technologies to protect data with which the Sentage Operating Companies are entrusted and have a team of data security professionals dedicated to the ongoing review and monitoring of data security practices. For example, the Sentage Operating Companies store all collection related data in encrypted format and strictly limit the number of personnel who can access those servers that store such data. The Sentage Operating Companies also utilize firewall to protect against potential attacks or unauthorized access. The Sentage Operating Companies endeavor to deploy security enhancements across all the business lines to ensure data protection. Since the inception, the Sentage Operating Companies have not experienced any material information breach or other system failure which could have led to the loss of confidential information.

Competition

The industries in which the Sentage Operating Companies are operating are competitive and evolving. With respect to loan repayment and collection management and loan recommendation, the Sentage Operating Companies compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms, and other consumer finance platforms. For repayment and collection management, the Sentage Operating Companies’ major competitors include China Data Group (Suzhou) Limited, M&Y Global Services, and Promisechina (Shanghai) Investment Co., Ltd. For loan recommendation, the Sentage Operating Companies primarily compete with institutions such as Shanghai Qingpu Real Estate Investment Property Co., Ltd, Shanghai Hongkou Real Estate Service Co., Ltd. and Shanghai Yangpu Public Housing Asset Management Co., Ltd. With respect to prepaid payment network services, the Sentage Operating Companies primarily compete with other third-party payment service providers in China, including Shandong Chenglian Card Payment Co., Ltd., Qingdao Baisentong Payment Co., Ltd., and Shandong Feiyin Intelligent Technology Co., Ltd.

Some of the larger competitors have significantly more financial, technical, marketing and other resources than the Sentage Operating Companies do and may be able to devote greater resources to the development, promotion, sale and support of their development. The competitors may also have more extensive borrower bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that the Sentage Operating Companies’ ability to compete effectively for borrowers and partners depend on many factors, including the variety of the Sentage Operating Companies’ products and services, user experience on the Sentage Operating Companies’ platform, effectiveness of the Sentage Operating Companies’ risk management, the Sentage Operating Companies’ technological capabilities, the risk-adjusted returns offered to customers, the partnership with third parties, the marketing and selling efforts and the strength and reputation of the Sentage Operating Companies’ brand.

Furthermore, as the business grows, Sentage Operating Companies face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of the growth strategies depends in part on the Sentage Operating Companies’ ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We regard the Sentage Operating Companies’ copyrights, domain names, and trademark as critical to our success, and the Sentage Operating Companies rely on trade secret law and confidentiality clauses in employment agreements with their employees and others to protect their proprietary rights. The Sentage Operating Companies are currently applying for copyrights for their proprietary technology systems, which include the information system and account management system. To date, the Sentage Operating Companies have not experienced a material misappropriation of the intellectual property. Despite their efforts to protect the property rights, third parties may attempt to use, copy, obtain, or distribute the proprietary technology. The Sentage Operating Companies cannot be certain that the steps they have taken or will take in the future will prevent misappropriation of the technology and intellectual property rights. For a description of the risks related to the intellectual property rights, see “Item 3. D. Risk Factors—Risks Related to Our Business and Industries— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of the date of this annual report, Qingdao Buytop owns the trademark Buytop, effective from February 21, 2014 to February 20, 2024, and the domain name www.buytoppay.com, effective from December 16, 2016 to December 16, 2022. Daxin Zhuohui owns the copyrighted internal management system, which became effective on April 26, 2020.

Properties and Facilities

The corporate headquarters is in Shanghai City, China, where we lease two office spaces with an area of approximately 45 square meters (approximately 484 square feet) and an area of approximately 90 square meters (approximately 967 square feet), as of December 31, 2021. The term of the two leases are from November 2020 to October 2022, and from August, 2020 to August, 2022, respectively. The monthly rental fee is approximately US$2,397 and US$2,894, correspondingly. The headquarters serve as the center of management, human resources, and administrative activities, as well as the operation center of the loan repayment and collection management and loan recommendation businesses. In addition to the headquarters in Shanghai, the Sentage Operating Companies also lease office space in Qingdao City, Shandong Province, China for the prepaid payment network operations. The office space of the office in Qingdao City has an area of approximately 143 square meters (approximately 1,540 square feet). The term of the lease is from December 2021 to November 2022, and the monthly rental fee is approximately US$1,812. All the offices are leased from related parties, and the Sentage Operating Companies plan to renew these leases from time.

We believe that the Sentage Operating Companies will be able to obtain adequate facilities, principally through leasing, to accommodate the future expansion plans.

Seasonality

The Sentage Operating Companies’ businesses are not affected by seasonality.

Insurance

The Sentage Operating Companies provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for the employees. The Sentage Operating Companies do not maintain business interruption insurance or general third-party liability insurance, nor do the Sentage Operating Companies maintain product liability insurance or key-man insurance. The Sentage Operating Companies consider the insurance coverage to be sufficient and in line with market practice for the business operations in China.

REGULATIONS

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our business and operations in China.

Regulations on Loan Repayment and Collection Management Services

Currently, the PRC has not adopted any laws or regulations directly regulating independent loan repayment and collection management service providers. As an intermediary service provider, we are subject to the PRC contract law as codified in the PRC Civil Code, discussed in detail as below and its specific provisions regulating contracts for intermediary services.

Regulations on Loan Recommendation Services

Overview

Under the current PRC regulatory regime, the legal definition and regulatory principles of loan recommendation services and specific regulatory requirements regarding the services have not been clarified in any relevant promulgated laws or regulations. However, the following laws and regulations, as well as other new regulatory proposals, may be applicable to governmental authorities’ supervision of loan recommendation services and the loan recommendation industry.

Regulations Related to Private Lending and Intermediation

In accordance with the PRC Civil Code, promulgated in May 2020 and effective as of January 1, 2021, a contract for intermediary services is a contract under which the intermediary reports to the client on opportunities for the conclusion of contracts or supplies intermediary services relating to the conclusion of contracts, and the client pays remuneration to the intermediary. The intermediary shall provide the client with a strictly truthful account of all matters relating to the conclusion of any contract. Where the intermediary deliberately conceals important matters relating to the conclusion of contracts or supplies a false account of the situation, to the detriment of the client’s interests, the intermediary shall not demand the payment of remuneration and shall also be liable to provide compensation for any losses sustained. In addition, the PRC Civil Code requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations.

In accordance with the Provisions on the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases (《最高人民法院关于审理民间借贷案件适用法律若干问题的规定》) (“the Private Lending Judicial Interpretations 2015”) issued by the Supreme People’s Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. Besides, the Private Lending Judicial Interpretations 2015 provides that agreements between the lender and borrower on loans with annual interest rates below 24% are valid and enforceable; as to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment; if the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts.

The Decisions of the Supreme People’s Court on Revising the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (最高人民法院关于修改《关于审理民间借贷案件适用法律若干问题的规定》的决定) (the Private Lending Judicial Interpretations 2020), promulgated by the Supreme People’s Court on August 19, 2020 and came into effect on August 20, 2020, stipulates that if the lender requests the borrower to pay interests at the interest rate specified in the contract, the interest rate shall not exceed the market quote rate for one-year loan announced monthly by the National Inter-bank Funding Center, namely Loan Prime Rate (“LPR”), taking effect from August 20,2019 as authorized by the People’s Bank of China. If a lending activity occurs before August 20, 2019 and a lawsuit is filed after August 20, 2020, its interest rate shall be four times of the quoted market interest rate of one-year loans at the time of the plaintiff’s lawsuit to determine the protected interest rate ceiling. While, if a lending activity occurs between August 20, 2019 and August 20, 2020 and the lawsuit is filed after August 20, 2020, its interest rate shall be four times of the quoted interest rate of the one-year loan market at the time of the lending behavior to determine the protected upper limit.

In accordance with the Provisions on the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases (Revised for the Second Time in 2020) (《最高人民法院关于审理民间借贷案件适用法律若干问题的规定（2020年第二次修正）》) (“the Private Lending Judicial Interpretations 2020”) amended by the Supreme People’s Court of the PRC on December 29, 2020, which came into effect on January 1, 2021. If a private lending lawsuit is filed after August 20, 2020, the lending activity is before August 20, 2020, and the interest from the date of the lending act to August 19, 2020 shall be calculated according to the judicial interpretation at the time of the lending act; the interest portion from August 20, 2020 to the date of loan repayment shall be capped at four times the one-year loan market quoted interest rate at the time of the lawsuit..

Our loan recommendation business of connecting borrowers and lenders constitutes an intermediary service, and our contracts with lenders and borrowers are intermediary contracts defined under the PRC Civil Code. Article 1 of the Private Lending Judicial Interpretations 2020 stipulates that private lending is defined as financing between individuals, legal entities and other organizations and such provisions shall not apply to disputes arising from related financial services, such as disbursement of loans, provided by financial institutions and their branches established with the approval of the financial regulatory authorities to engage in loan businesses. Since our funding partners in loan recommendation business are commercial banks in China, the disputes related to loan recommendation arising from funding partners and borrowers shall not be regulated by the Private Lending Judicial Interpretations 2020. However, the disputes arising from the existing loan that we recommended before the end of 2017 shall comply with the Private Lending Judicial Interpretations 2015 and 2020. Even if the individual lenders of the existing loans we recommended before the end of 2017 are required to lower the interest rate of the loans to quadruple one-year LPR by the regulatory authorities or the courts, our business operation will not be affected. Because we have already collected our service fee and there is no explicit provisions that require us to return to borrowers the amount of our service fee that exceeds the quadruple one-year LPR.

Regulations on Illegal Fund-Raising

The Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising was issued by the General Office of the State Council in July 2007, and the Regulation on the Prevention and Disposition of Illegal Fund-raising Practices was promulgated by the State Council in December 2020 and became effective on May 1, 2021, explicitly prohibit illegal public fund-raisings. In accordance with the aforementioned regulations, the following are the key elements of illegal public fund-raising: (i) the pooling of funds from unspecified objects, (ii) by promise to repay principal and interest or provide other investment returns, (iii) without the permit of the financial administrative department under the State Council in accordance with law or in violation of financial regulations of the State.

In December 2010, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, which sets up the criteria, criminal charges and the punishment on illegal fund-raising. On February 23, 2022, the Supreme People’s Court published the “Promulgated Interpretation of the Supreme People’s Court on Several Issues Concerning the Specific Application of Law in the Trial of Criminal Cases of Illegal Fundraising”, which became effective on March 1 2022 as an amendments to the 2010 judicial interpretation.

Through our loan recommendation business, we provide loan recommendation services to connect qualified borrowers with prospective lenders, who are our funding partners. Our services do not involve raising funds from borrowers or the lenders.

Future Regulation Development Related to Loan Recommendation Services

The State Council released the Guiding Opinions on Promoting the Standardized and Healthy Development of the Platform Economy (《关于促进平台经济规范健康发展的指导意见》) on August 1, 2019, which requires the implementation and improvement of comprehensive and prudent supervision of financial platforms, promotes the establishment and improvement of a new regulatory mechanism tailored to specific features of financial platforms, and promotes a fair, competitive market environment for financial platforms. The Research Group of China Institute of Inclusive Finance at Remin University of China believes that the opinions provide a clear regulatory framework for governmental authorities to regulate loan recommendation services.

In accordance with the opinions, the research group believes that the central regulatory authorities, such as CBRC, shall supervise the overall the regulation of loan recommendation services on a macro level, formulating nationwide unified regulatory principles, and provide specific regulatory requirements, which shall be implemented by other governmental authorities at lower level.

As the interpretation of the aforementioned regulation is still being debated and there has not been official promulgation and implementation of any law or regulation specifically addressing regulatory issues surrounding loan recommendation services, the opinions as discussed above do not have an adverse impact our loan recommendation business. However, in light of the evolving and developing nature of the regulatory regime regarding loan recommendation services, it is probable that the Chinese government will adopt regulations and policies that may temporarily restrain the scale and growth of our loan recommendation services in the future.

Regulations on Third-Party Payment Services, which Include Prepaid Payment Network Services

 Overview

In China, a payment institution shall be subject to the supervision and management by PBOC in accordance with relevant law and regulations. Non-financial institutions and individuals shall not engage in any kind of third-party payment business without the approval of the PBOC. The PBOC shall, under the supervision of the State Council, implement monetary policies, perform its functions, take precautions against systematic financial risks, and maintain financial stability of the general economic environment in China.

The Payment & Clearing Association of China (“PCAC”), approved by the State Council and Ministry of Civil Affairs of the People’s Republic of China (“Ministry of Civil Affairs”), is a self-disciplined organization of the PRC payment and clearing service industry. The operations of the PCAC are governed by the PBOC. Its purpose is to ensure various payment institutions’ compliance with the industry standards of the payment and clearing service industry.

Payment License

In accordance with the Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions (Order of the People’s Bank of China (2010) No. 2, “Order No.2”) (中国人民银行令[2010]第2号《非金融机构支付服务管理办法》) promulgated by the PBOC on June 14, 2010 and amended in 2020, the payment services of non-financial institutions in the PRC refers to all or part of the following transfer services of monetary capital, which are provided by non-financial institutions as an intermediary between payees and payers: (i) online payment; (ii) issuance and acceptance of prepaid card; (iii) bank card acceptance; and (iv) other payment services as specified by the PBOC. Online payment refers to the act of transferring monetary capital between payers and payees through public and private networks, including money transfer, payment via the Internet, payment by mobile phone, payment by fixed-line telephone, digital television payment, etc. Prepaid cards refer to the advanced value issued for the purpose of making profit and used to purchase commodities or services of business entities beyond the issuer, including prepaid cards issued in the form of physical card and digital password. The bank card acceptance refers to the act of collecting monetary capital for business activities involving bank cards through terminals of point-of-sells (POS).

Pursuant to Order No.2, to provide payment services, a non-financial institution shall obtain a “Payment License” to qualify as a paying institution. A paying institution shall conduct operation activities within the business scope approved in the “Payment License” and may not carry out any business beyond the approved scope nor outsource its payment business to other parties. A paying institution may not assign, lease, or lend the “Payment License.”

According to our Payment License and the approved business scope of the Payment License, we are allowed to provide prepaid cards payment services and related business services. Our Payment License was issued by the PBOC on July 20, 2017. The Payment License is valid from July 20, 2017 to July 19, 2022.

Regulations on Foreign Investment in the Payment Services

According to Order No. 2, subject to the State Council’s approval, the PBOC shall stipulate requirements for the business scope of a foreign-invested payment institution and the qualifications and the capital contribution ratio of the payment institution’ foreign investors. According to the Announcement No. 7 of the People’s Bank of China (2018) (中国人民银行公告(2018)第7号《关于外商投资支付机构有关事宜公告》) (“No. 7 Announcement”), which was issued by the PBOC and became effective on March 19, 2018, upon the State Council’s approval, the relevant requirements of the foreign-invested payment institutions include the following: (I) An overseas institution intending to provide electronic payment services for domestic transactions and cross-border transactions of domestic entities in the PRC shall establish a foreign-invested enterprise in the PRC and obtain a Payment License in accordance with the criteria and procedures stipulated in Order No. 2 of the PBOC. (II) A foreign-invested payment institution shall possess a secured and standardized business system and a disaster recovery system in the PRC, so the payment institution is able to independently complete payment transactions; (III) Storage, processing and analysis of personal information and financial information collected and generated in the PRC by a foreign-invested payment institution shall be carried out in China. Where it is necessary to transmit such information overseas for the purpose of processing cross-border transactions, the transmission shall comply with relevant laws and administrative regulations and requirements of relevant regulatory authorities. The foreign-invested payment institution shall require the overseas institution to satisfy its confidentiality obligations and obtain information owners’ consents. (IV) A foreign-invested payment institution must ensure that its corporate governance, routine business operation, risk management, fund processing, deposit of reserves and contingency arrangements comply with the regulatory requirements of the PBOC regarding non-bank payment institutions.

No. 7 Announcement only sets out the general requirements for overseas institutions applying for Payment Licenses, but has not promulgated any detailed requirements and measures for domestic institutions which already obtained Payment Licenses and, through internal reorganization, have become foreign-invested payment institutions. Qingdao Buytop, the VIE, already obtained its Payment License prior to entering into a series of VIE Agreements with Sentage WFOE. Although we believe that No.7 Announcement does not have any material adverse impact on the overall business of Qingdao Buytop, there are uncertainties as to how Announcement No.7 will be interpreted and implemented.

 Regulations on Prepaid Cards Business of Payment Institutions

Order No. 2 regulates the prepaid cards (issued by magnetic stripe, chip and other technologies in the form of cards, passwords, etc.) issued by non-financial institutions for profit purpose and used by card owners to purchase goods and(or) services provided by parties other than the card issuer into the regulatory scope of the payment system. Because we issue prepaid cards and provide prepaid card related services, through the VIE entity, Qingdao Buytop, order No.2 applies to us.

In accordance with Implementation Rules for the Administrative Measures on Payment Services Provided by Non-financial Institutions (《非金融机构支付服务管理办法实施细则》) introduced by PBOC on December 1, 2010, and revised on June 2, 2020, January 1, 2021, and September 1, 2021, the prepaid cards stated in Order No. 2 do not include the following types: (i) prepaid cards used for the payment of social security only; (ii) prepaid cards used for public transport only; (iii) prepaid cards used for the payment of telephone and other telecommunication charges only; and (iv) prepaid cards issued to purchase the card issuer’s commodities and services.

The Notice on Regulating the Management of Commercial Prepaid Cards, which was issued by the PBOC, the Ministry of Supervision of the People’s Republic of China, and Other Departments, and shared by the General Office of the State Council on May 23, 2011, (GBF [2011] No.25, “Notice No.25”) (《国务院办公厅转发人民银行监察部等部门关于规范商业预付卡管理意见的通知》), sets forth regulatory bodies’ opinions on strengthening the regulatory administration over issuers of commercial prepaid cards, enforcing financial discipline, preventing financial risks, and promoting anti-corruption and promoting transparent governance. Notice No.25 has confirmed the classification of commercial prepaid cards specified in the implementation rules specified above and approved the category-based supervision of prepaid cards. Pursuant to Notice No.25, prepaid cards are further divided into two categories based on the characteristics of non-financial institution issuers, including (i) multi-purpose prepaid cards, which can be used across regions, industries, and legal persons, and (ii) single-purpose prepaid cards, which can be used to purchase goods and services provided by the enterprise acting as the card issuer or other commercial enterprises affiliated with the card issuer. Pursuant to Notice No.25, the PBOC shall strengthen supervision over the opening and use of deposit accounts designated for the provision of multi-purpose prepaid cards. The Ministry of Commerce of the People’s Republic of China and relevant commerce administration authorities shall take effective measures to supervise prepayment funds involving single-purpose prepaid cards and prevent relevant risks.

On September 27, 2012, the PBOC promulgated the Administrative Measures for Prepaid Cards Business of Payment Institutions (Announcement of the People’s Bank of China [2012] No.12, “Announcement No.12”) (《支付机构预付卡业务管理办法》), which fully implemented the real name registration system, non-cash card purchase system, and quota issuance system for prepaid card business of payment institutions in accordance with the requirements of Notice No.25. Pursuant to Announcement No.12, the PBOC and its branches shall carry out off-site supervision and on-site inspection of payment institutions’ prepaid card business activities, internal control system, and risk management capabilities in accordance with relevant laws and regulations. A payment institution shall obtain the “Payment License” issued and approved by the PBOC in order to engage in the business of “issuing and(or) accepting prepaid cards.” Payment institutions shall strictly implement regulatory provisions pertaining to managing payment institution clients’ funds and fulfill their obligations related to anti-money laundering and anti-terrorist financing.

Our Payment License issued by the PBOC satisfies the Payment License requirement of Announcement No. 12. We have obtained qualifications necessary for providing prepaid payment network services, which is a subcategory of third-party payment services, in accordance with existing laws, regulations and regulatory requirements regarding third-party payment services in China. In light of the evolving and changing nature of the payment industry, it is probable that we will still need to obtain other permits or approvals for our prepaid payment network services business in the future.

Regulations on Detection and Authentication Management of Payment Business System

 The Regulations on Inspection and Verification of Non-financial Institutions Payment Service Business System (《非金融机构支付服务业务系统检测认证管理规定》) was promulgated by the PBOC on June 16, 2011. The regulations came into effect on the same day. The regulations specified, among other requirements, safety and management requirements for third-party payment institution business system and communication system. Pursuant to the regulations, the PBOCs is responsible for approving and managing regulatory activities related to inspecting and verifying the qualifications of payment institutions. Certification institutions, which are approved by relevant regulatory authorities and certified and authorized by the PBOC, are qualified to inspect the business system of third-party payment institutions and issue certifications for those qualified payment institutions after the inspection.

Through the VIE entity, Qingdao Buytop, we own the Technical Certification of Payment Service Facilities of Non-banking Payment Institutions (registration number: CFNR201801370551), which was issued by Beijing Zhongjin Guosheng Authentication Co., Ltd., on May 8, 2018 for three years, which was subsequently renewed to be valid until December 4, 2023.

Regulations on Anti-Money Laundering and Anti-Terrorism Financing

The Anti-Money Laundering Law of the People’s Republic of China (“Anti-Money Laundering Law”)(《中华人民共和国反洗钱法》) was promulgated by the Standing Committee of the National People’s Congress on October 31, 2006 and came into force on January 1, 2007. The Anti-Money Laundering Law stipulates that specific non-financial institutions shall take precautionary and monitoring measures and comply with their anti-money laundering obligations. The Anti-Money Laundering Law includes establishing a sound client identification system, client identification information and transaction record-keeping system, block transaction and suspicious transaction reporting system. According to Order No. 2 of PBOC, a payment institution that has obtained the Payment License, such as the VIE entity, Qingdao Buytop, shall comply with applicable regulations in the Anti-Money Laundering Law and fulfill its anti-money laundering obligations. The PBOC and its branches shall conduct on-site and non-site inspections on the payment institution to periodically review and evaluate anti-money laundering measures the payment institution has taken to comply with the Anti-Money Laundering Law.

Measures for Anti-Money Laundering and Anti-Terrorism Financing of Payment Institutions (“YF Decree No. 54”)( 银发54号令《支付机构反洗钱和反恐怖融资管理办法》), promulgated by the PBOC on March 5, 2012, came into force on the same day. YF Decree No. 54 stipulates that a payment institution which has obtained the Payment License shall carry out the obligations of anti-money laundering and anti-terrorism financing in accordance with the law. The main aspects include client identification, client identification information, transaction record-keeping, suspicious transaction reports, anti-money laundering and anti-terrorism financing surveys, etc. The Management Measure on Large and Suspicious Transactions “Yin Fa No. 3”) (银发3号令《金融机构大额交易和可疑交易报告管理办法》), which was amended in 2018, was promulgated by the PBOC on December 28, 2016 and came into effect on July 1, 2017. Yin Fa No. 3 stipulates that payment institutions shall fulfill their obligations of reporting large transactions and suspicious transactions and formulate internal management systems and operational regulations and procedures for reporting large transactions and suspicious transactions to establish a sound monitoring system for large transactions and suspicious transactions.

The Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions

On July 20 2021,The People’s Bank of China Promulgated “the Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions”, which became effective on September, 1 2021. This measure requires that Branch offices of the PBC shall, in concert with the payment institutions (including branch companies) within their respective jurisdictions, establish a reporting mechanism for major events. This measure requires payment institutions to report each major event in a timely, truthful, accurate, and complete manner, and also defines the situation of the scope of major event risk or emergency occurs. When relative major event happens, the company, as a Non-bank Payment Institution, shall submit a written report to the local branch office of The People’s Bank of China within a certain period. If the Non-bank Payment Institution did not report in the manner of this measure, the People’s Bank of China or any of its branch offices shall order it to make rectification within a prescribed time limit and may take regulatory measures, such as regulatory notice, and may impose punishments on it in accordance with the Administrative Measures on Payment Services Provided by Non-Financial Institutions, and a warning or a fine of between 10,000 yuan and 30,000 yuan may be given.

Depository Measures for Clients’ Provisions of Non-bank Payment Institutions

On January 19, 2021, People’s Bank of China promulgated “Depository Measures for Clients’ Provisions of Non-bank Payment Institutions”, which became effective on March 1, 2021. This measure regulates the centralized depository of customer reserves after the centralized deposit of reserves. The provisions on the storage, use and transfer of reserve funds have been refined by this measure. This measure also clarified the corresponding reserve management responsibilities of the People’s Bank of China and its branches, clearing institutions, and reserve banks, set the penalty standards for customer reserve violations, and strengthened the supervision of customer reserve funds. The clients’ provisions received by non-bank payment institutions shall be directly deposited in full amount to the People’s Bank of China or qualified commercial banks. The clients’ provisions received directly by non-bank payment institutions due to the issuance of prepaid cards or the top up of prepaid cards shall be deposited in a unified manner into the accounts for centralized deposit and management of provisions through the dedicated deposit accounts for prepaid cards. The clients’ provisions can only be used for the payment service entrusted by clients and other circumstances as prescribed by these Measures.

Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading

On September 15 2019, the People’s Bank of China, and other relevant PRC governmental authorities jointly promulgated “Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading”, which became effective on the same day. According to the measure, the business activities related to virtual currencies are illegal financial activities. Financial institutions and non-banking payment institutions shall not provide account opening, fund transfer or clearing and settlement services for the business activities related to virtual currencies, or include virtual currencies into the scope of collaterals, nor shall they carry out insurance business related to virtual currencies, or include virtual currencies into the scope of insurance liability. Any violation of laws and regulations detected shall be reported to the relevant authorities in a timely manner. The company should not provide any service in accordance with virtual currency.

Data Security Law of the People’s Republic of China

On June 10 2021, Standing Committee of the National People’s Congress promulgated the “Data Security Law of the People’s Republic of China”, which became effective on September 1 2021. The law requires data collection to be carried out in a lawful and proper manner and stipulates that for data protection purposes, data processing activities must be carried out based on a hierarchical protection system of data classification and data security. According to this law, The outbound security management of important data collected and generated by operators of critical information infrastructure during their operations within the territory of the People’s Republic of China shall be governed by the provisions of the Cybersecurity Law of the People’s Republic of China, which is Conduct security assessments in accordance with the measures formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Measures for the security management of the exit of important data collected and generated by other data processors during their operations within the territory of the People’s Republic of China shall be formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Currently, China has not promulgated clear approval rules or assessment requirements for the security management of data export by “other data processors”. Therefore, we currently do not need to conduct security assessments or seek approval from relevant authorities under the Data Security Law.

Cybersecurity Review Measures

On December 28 2021, Cyberspace Administration of China together with other governmental departments of the PRC, jointly promulgated the “Cybersecurity Review Measures”,which became effective on February 15, 2022. According to this measure: To go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review. We are not currently subject to a cybersecurity review by the Cyberspace Administration.

Regulations Relating to Employment, Social Insurance and Housing Provident Fund

Employment

According to the PRC Labor Law, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees. An employer shall establish and develop labor safety and health systems, stringently implement national protocols and standards on labor safety and health, get employees to receive labor safety and health education, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with the relevant national standards. An employer must provide employees with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, and provide regular health examinations for employees that are engaged in work with occupational hazards. Employees engaged in special operations must receive specialized training and obtain pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations, and vocational training for employees shall be carried out systematically based on the actual conditions of the Company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, amended on December 28, 2012, and came into effect on July 1, 2013, combined with the Implementation Regulations on Labor Contract Law, which was promulgated and became effective September 18, 2008, regulate the parties to labor contracts, namely employers and employees, and contain specific provisions relating to the terms of labor contracts. Under the Labor Contract Law and the Implementation Regulations on Labor Contract Law, a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with its employees or by fulfilling the statutory conditions. Where a labor relationship has already been established without a written labor contract, the written labor contracts shall be entered into within one month from the date on which the employee commences working.

 Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011 and was amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees.

Housing Provident Fund

According to the Administrative Regulations on the Administration of the Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, housing provident fund contributions paid and deposited both by employees and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in the full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in the full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement.

Regulations on Companies

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law also applies to foreign-invested limited liability companies but where other relevant laws regarding foreign investment have provided otherwise, such other laws shall prevail. The amendment to the PRC Company Law which was issued on December 28, 2013 took effect from March 1, 2014, pursuant to which there is no longer a prescribed timeframe for the shareholders to make full capital contribution to a company, except otherwise provided in other relevant laws, administrative regulations and State Council decisions. Instead, shareholders are only required to state the capital amount that they commit to subscribe in the articles of association of the company. Further, the initial payment of a company’s registered capital is no longer subject to a minimum amount requirement and the business license of a company will not show its paid-up capital. In addition, shareholders’ contribution of the registered capital is no longer required to be verified by capital verification agencies.

Regulations on Tax

Corporate Income Tax

According to the Corporate Income Tax Law of the People’s Republic of China (《企业所得税法》), corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China, and the tax rate shall be 25%.

In accordance with the Notice of the State Council on Implementation of Transitional Corporate Income Tax Incentives (《关于实施企业所得税过渡优惠政策的通知》) issued on December 26, 2007, enterprises which had benefited from the tax rate preferential policies provided by the former corporate income tax law shall be gradually subject to the new statutory tax rate scheme over a five-year period commencing on the first day of implementing the Corporate Income Tax Law of the People’s Republic of China (the “Corporate Income Tax Law”), which became effective on January 1, 2008. For enterprises which were entitled to regular corporate income tax exemption and reduction incentives shall, following the implementation of the Corporate Income Tax Law, continue to be entitled to such tax incentives until such exemption and incentive periods expire pursuant to previous tax laws and relevant administrative regulations. For enterprises which did not previously enjoy tax reduction incentives due to non-profitability, the tax incentive period specified in the notice shall commence in 2008.

According to the Corporate Income Tax Law of the People’s Republic of China (《企业所得税法》), enterprises lawfully incorporated pursuant to the laws of a foreign country (region) but whose actual management functions are conducted in China will need to pay corporate income tax for income derived from or accruing in or outside China.

In accordance with the regulations on corporate income tax, the 25% corporate income tax rate is applicable to the VIEs, including Daxin Wealth, Daxin Zhuohui, Zhenyi and Qingdao Buytop.

Value-Added Tax (the “VAT”) and Business Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC (《中华人民共和国增值税暂行条例》), or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Implementation Rules of the Provisional Regulations on Value Added Tax of the PRC (《中华人民共和国增值税暂行条例实施细则》) promulgated by the Ministry of Finance of the People’s Republic of China (“MOF”) on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 6% for taxpayers selling services or intangible assets.

In accordance with the Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax (《财政部、国家税务总局关于全面推开营业税改征增值税试点的通知》), which was released by MOF and State Administration of Taxation of People’s Republic of China (“SAT”) on March 23, 2016 and became effective on May 1, 2016, the pilot scheme on levying value-added tax in place of business tax shall be launched nation-wide. All business tax taxpayers in the construction industry, real estate industry, financial industry, living service industry, etc., shall be included in the scope of the pilot scheme and subject to value-added tax instead of business tax.

In accordance with the applicable regulations on VAT, a 6% VAT rate is applicable to the VIEs, Daxin Wealth, Daxin Zhuohui, Zhenyi and Qingdao Buytop.

Stamp Duty

In accordance with the Stamp Duty Law of the People’s Republic of China (《中华人民共和国印花税法》), which was released by Standing Committee of the National People’s Congress on June 10, 2022 and became effective on July 1, 2022, any entities and individuals who make taxable documents and conduct securities transactions within the territory of the People’s Republic of China are taxpayers of stamp duty and shall pay stamp duty in accordance with the provisions of this law. All entities and individuals who make taxable documents outside the territory of the People’s Republic of China to be used within the territory of the People’s Republic of China shall pay stamp duty in accordance with the provisions of this law. The term “taxable documents” refers to the contracts, property transfer documents and business account books listed in the Schedule of Stamp Duty Items and Stamp Duty Law of the People’s Republic of China.

Our PRC subsidiary and VIEs in the PRC have completed tax registration and timely paid taxes in accordance with applicable taxation laws and regulations in the PRC.

Regulations on Foreign Exchange

RMB is the legal currency in China, which is subject to foreign exchange control and is not freely convertible. State Administration of Foreign Exchange of the People’s Republic of China (“SAFE”) has the power to manage all matters related to foreign exchange, including the implementation of foreign exchange control provisions.

In accordance with the Foreign Exchange Control Regulations of the People’s Republic of China (《中华人民共和国外汇管理条例》), promulgated by the State Council on January 29, 1996, and amended on January 14, 1997, and August 05, 2008, international payments and transfers are divided into two categories, namely, current account and capital account. The capital account shall be approved by SAFE, but any international payment and transfer under the current account is not subject to SAFE’s approval. The foreign exchange income of current account may be retained or sold to the financial institutions engaging in foreign exchange settlement or sale. Except those not required by the State, the foreign exchange income of capital account shall be retained or sold to the financial institutions engaging in foreign exchange settlement or sale, subject to the approval of relevant foreign exchange management institutions.

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (Hui Fa [2014] 37, “Notice 37”) (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》), released by SAFE on July 4, 2014. SAFE and its branches (hereinafter referred to as the foreign exchange bureau) shall implement regulations and rules relating to registration and administration of special purpose vehicles established by Chinese residents. Special purpose vehicles registered by Chinese resident individuals and foreign exchange control related to the special purpose vehicles shall comply with Notice 37. Special purpose vehicles registered by domestic organizations and foreign exchange control related to the special purpose vehicles shall comply with the Foreign Exchange Control Regulations of PRC and Notice 37. Prior to making capital contribution in a special purpose vehicle with a Chinese resident’s legitimate assets or interests in China or overseas, the Chinese resident shall apply to the foreign exchange bureau to complete foreign exchange registration for overseas investment. A Chinese resident making capital contribution using his or her legitimate assets or interests in China shall also apply to the foreign exchange bureau at his or her place of registration or the foreign exchange bureau at the location where his or her assets or interests are located to complete the registration. A Chinese resident making capital contribution using his or her legitimate assets or interests overseas shall apply to the foreign exchange bureau at his or her place of registration or the foreign exchange bureau located in his/her domicile to complete the registration.

The Notice of the State Administration of Taxation on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (Hui Fa [2015] No.13 ) (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》), which was released by SAFE on February 13, 2015, canceled two administrative approval requirements: foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment. The notice further specifies that banks authorized by SAFE will directly review and approve foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment.

In accordance with the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account (Hui Fa [2016] No. 16) (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》), which was released by SAFE on June 9, 2016, except financial institutions, domestic enterprises (including Chinese-funded enterprises and foreign-invested enterprises) may complete foreign exchange settlement for their foreign debts at their discretion. Based on business operation conditions and in light of relevant regulations and policies, domestic institutions may settle their foreign exchange receipts with banks under the capital account entitled to discretionary settlement. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being. SAFE may adjust the aforesaid proportion in due time in light of the balance of payment.

 These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and apply to any offshore acquisitions and share transfer that we may make in the future if our Ordinary Shares are issued to PRC residents. The Chinese resident shareholders of the Company, including Qiaoling Lu, the 100% owner of Unit Giant Limited, Yiheng Guo, the 100% owner of Mac Joy Limited, Hua Wang, the 100% owner of Cyber Sea Limited, and Jianxiu Li, the 100% owner of Better Always Limited, have completed the registration procedures in accordance with the regulations on foreign exchange.

Regulations on Intellectual Property

Regulations on Trademark

The Trademark Law of the People’s Republic of China (revised in 2019)(《中华人民共和国商标法(2019修订)》) promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and respectively revised on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation on the Implementation of the Trademark Law of the People’s Republic of China (revised in 2014) (《中华人民共和国商标法实施条例(2014修订)》) promulgated by the State Council on August 3, 2002 and revised on April 29, 2014, stipulate the application, examination and approval, renewal, alteration, transfer, use and invalidation of trademark registration, and protect the trademark rights entitled to trademark registrants.

In accordance with the trademark related regulations, the trademark, Buytop, has been legally registered by Qingdao Buytop in China and Qingdao Buytop has obtained the certificate for this trademark.

Regulations on Domain Names

The Administrative Measures on Internet Domain Names(《互联网域名管理办法》) promulgated by the Ministry of Industry and Information Technology on August 24, 2017, stipulate the regulations on Internet domain name services and undertaking related activities such as operation and maintenance.

In accordance with the domain names related regulations, the domain name, www.buytoppay.com, has been legally registered Qingdao Buytop,. Qingdao Buytop has obtained the certificate for its domain name.

C.	Organizational Structure

Sentage Holdings was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on September 16, 2019.

Sentage Holdings owns 100% of the equity interests of Sentage Hongkong Limited (“Sentage HK”), a limited liability company formed under the laws of Hong Kong on September 25, 2019.

On December 17, 2019, Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Sentage HK.

Ms. Qiaoling Lu (the chairperson of the board of directors,the chief executive officer, and a major shareholder of the Company), , Yiheng Guo (a director and a shareholder of the Company), Hua Wang (a beneficial shareholder of the Company), and Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Managem (ent (Shanghai) Co., Ltd. (“Daxin Wealth”), formed in Shanghai City, China on August 13, 2014; (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), formed in Shanghai City, China on January 9, 2015; and (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), formed in Qingdao City, Shandong Province, China on August 4, 2009. (4) Zhenyi Information Technology (Shanghai) Co. Ltd, formed in Shanghai City, China on August 29, 2017. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop, and Zhenyi were all formed as limited companies pursuant to PRC laws. Daxin Wealth and Daxin Zhuohui are primarily engaged in providing consumer loan repayment and collection management services. Daxin Zhuohui also provides loan recommendation services. Qingdao Buytop is primarily engaged in providing customers with prepaid payment network services. As of the date of this annual report, Zhenyi is not engaged in active business operation but is expected to provide us with technical and system development and support in the future.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIEs.

The VIE Agreements

 Neither we nor our subsidiaries own any equity interest in any of the Sentage Operating Companies. Instead, we control and receive the economic benefits of each of the Sentage Operating Companies’ business operation through a series of VIE Agreements. Sentage WFOE, three of the Sentage Operating Companies (Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop), and their respective shareholders entered into the VIE Agreements on March 9, 2020. Sentage WFOE, Zhenyi, and Zhenyi’s shareholders entered into the VIE Agreements on April 1, 2021.

The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses.

Under U.S. GAAP, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, we have consolidated the VIE for accounting purposes. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Ordinary Shares may depreciate significantly or become worthless. See “ITEM 3.C Risk Factors – Risks Related to Our Corporate Structure.”

Each of the VIE Agreements is described in detail below.

Exclusive Business Cooperation Agreement

 Pursuant to the Exclusive Business Cooperation Agreement between the Sentage Operating Companies and Sentage WFOE, Sentage WFOE provides the Sentage Operating Companies with technical support, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to the Sentage Operating Companies by Sentage WFOE under the Exclusive Business Cooperation Agreement, Sentage WFOE is entitled to collect a service fee equal to the remaining amount of the Sentage Operating Companies’ profit before tax after deducting relevant costs and reasonable expenses.

The term of the Exclusive Business Cooperation Agreement remains effective unless the agreement is explicitly terminated by Sentage WFOE through written form or other means specified therein. The Sentage Operating Companies do not have the right to terminate that agreement unilaterally.

Sentage WFOE has absolutely authority relating to the management of the Sentage Operating Companies, including but not limited to decisions with regard to expense, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions.

Equity Pledge Agreement

Under the Equity Pledge Agreement among Sentage WFOE and all the shareholders of Sentage Operating Companies (the “Sentage Operating Companies Shareholders”), the Sentage Operating Companies Shareholders pledged all of their equity interests in the Sentage Operating Companies to Sentage WFOE to guarantee the performance of the Sentage Operating Companies’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement, and Loan Contracts (collectively, the “Transaction Agreements”). Under the terms of the Equity Pledge Agreement, in the event that the Sentage Operating Companies or the Sentage Operating Companies Shareholders breach their respective contractual obligations under the Transaction Agreements, Sentage WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Sentage Operating Companies Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Sentage WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The Sentage Operating Companies Shareholders further agreed not to dispose of the pledged equity interests or take any action that would prejudice Sentage WFOE’s interest.

The Equity Pledge Agreement is effective until the latest date of the following: (1) the secured debt in the scope of pledge is cleared off; (2) pledgees exercise their pledge rights pursuant to provisions and conditions of the Equity Pledge Agreement; and (3) pledgors transfer all the pledged equity interests to Pledgees according to the Exclusive Purchase Option Agreement, or other entity or individual designated by it.

The purpose of the Equity Pledge Agreement are to (1) guarantee the performance of the Sentage Operating Companies’ obligations under the Transaction Agreements, (2) make sure the Sentage Operating Companies Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Sentage WFOE’s interests without Sentage WFOE’s prior written consent, and (3) provide Sentage WFOE control over the Sentage Operating Companies. In the event the Sentage Operating Companies breach their contractual obligations under the Transaction Agreements, Sentage WFOE will be entitled to foreclose on the Sentage Operating Companies Shareholders’ equity interests in the Sentage Operating Companies and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in the Sentage Operating Companies and in this situation, Sentage WFOE may terminate the Equity Pledge Agreement and the other VIE Agreements after acquisition of all equity interests in the Sentage Operating Companies or form a new VIE structure with the third parties designated by Sentage WFOE, or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal in which the case the existing VIE structure will be terminated.

Exclusive Purchase Option Agreement

Under the Exclusive Purchase Option Agreement, the Sentage Operating Companies Shareholders irrevocably granted Sentage WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in the Sentage Operating Companies or the assets of the Sentage Operating Companies. The option price is the minimum amount to the extent permitted under PRC law.

Under the Exclusive Purchase Agreement, Sentage WFOE may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Sentage Operating Companies Shareholders’ equity interests in the Sentage Operating Companies or the assets of the Sentage Operating Companies. The Exclusive Purchase Agreement, together with the Equity Pledge Agreement, the Exclusive Business Cooperation Agreement, Powers of Attorney, and Loan Contracts, enable Sentage WFOE to exercise effective control over the Sentage Operating Companies.

The Exclusive Purchase Agreement remains effective until all the equity or assets of the Sentage Operating Companies is legally transferred under the name of Sentage WFOE and/or other entity or individual designated by it.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Sentage Operating Companies Shareholders authorized Sentage WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the Sentage Operating Companies.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Purchase Option Agreement. The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Sentage Operating Companies Shareholders are shareholders of the Sentage Operating Companies.

Loan Contracts

Each shareholder of the VIEs has entered into a loan contract with Sentage WFOE, with each contract taking effect from March 9, 2020. Under these loan contracts, Sentage WFOE provided each shareholder of the VIEs with a loan, free of interest, provided that if any of the shareholders of the VIEs fails to pay any sum pursuant to the schedule specified thereunder, a default interest shall be calculated at a daily rate of 0.1% until the shareholder fully repays such sum (including the default interest). The proceeds from the loans were used for purposes consented by Sentage WFOE. The loans can be repaid by transferring each shareholder’s respective equity interest in the VIEs pursuant to the Exclusive Purchase Option Agreements. Each of the loan contracts shall remain in effect until the day when Sentage WFOE exercises its exclusive option in accordance with the applicable Exclusive Purchase Option Agreement, unless otherwise terminated by Sentage WFOE when any shareholder of VIEs materially breaches the terms of such loan contracts.

 Spousal Consent

The spouse of each of the Sentage Operating Companies Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) Exclusive Purchase Option Agreement entered into with Sentage WFOE and the Sentage Operating Companies; (b) Equity Pledge Agreement entered into with Sentage WFOE; (c) Powers of Attorney executed by the Sentage Operating Companies Shareholder, and (d) Loan Contracts entered into with Sentage WFOE, and the disposal of the equity interests of Sentage Operating Companies held by the Sentage Operating Companies Shareholder and registered in his or her name.

The spouse of each of the Sentage Operating Companies Shareholders further undertakes not to make any assertions in connection with the equity interests of Sentage Operating Companies, which are held by the Sentage Operating Companies Shareholder. The spouse of the Sentage Operating Companies Shareholder confirms that the Sentage Operating Companies Shareholder can perform, amend, or terminate the Transaction Documents without his or her authorization or consent. He or she undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouse of each of the Sentage Operating Companies Shareholders also undertakes that if he or she obtains any equity interest of Sentage Operating Companies which are held by the Sentage Operating Companies Shareholder for any reasons, he or she shall be bound by the Transaction Documents and the Exclusive Business Cooperation Agreement entered into among Sentage WFOE and the Sentage Operating Companies (as amended time to time) and comply with the obligations thereunder as a shareholder of the Sentage Operating Companies. For this purpose, upon Sentage WFOE’s request, he or she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Business Cooperation Agreement (as amended from time to time).

Corporate Information

Our principal executive offices are located at 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai City, the PRC, and our phone number is +86-21 5386 0209.

Our registered office in the Cayman Islands is located at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, and the phone number of our registered office is +1-345-814-2857.

Our corporate website is www.sentageholdings.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Our service process agent is Cogency Global Inc.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We, through the Sentage Operating Companies, are a growing financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management services, loan recommendation services, and prepaid payment network services in the PRC. Leveraging our deep understanding of the client base, strategic partner relationships, and proprietary valuation models and technologies, we are committed to working, through the Sentage Operating Companies, with the clients to understand their financial needs and challenges and offering customized services to help them meet their respective needs. We do not have equity interests in the Sentage Operating Companies, but their financial results have been consolidated by Sentage Holdings for accounting purposes in accordance with U.S. GAAP due to us having effective control over, and being the primary beneficiary of, these companies via the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

We currently report our operating revenue, through the Sentage Operating Companies, from three main revenue streams, namely, (i) consumer loan repayment and collection management service fees, (ii) loan recommendation service fees, and (iii) prepaid payment network service fees.

A.	Operating Results

Major Factors Affecting Results of Operations

We believe the following key factors may affect the Sentage Operating Companies’ financial condition and results of operations:

Effectiveness of Risk Management

The success of the Sentage Operating Companies’ loan recommendation business relies heavily on their ability to effectively evaluate borrowers’ credit profiles, the likelihood of default, and the value of borrowers’ collateralized properties. The Sentage Operating Companies have devised and implemented a systematic credit assessment model and an asset-driven, disciplined risk management approach to minimize a borrower’s default risk and mitigate the impact of default. Specifically, the Sentage Operating Companies’ assessment model and risk management capabilities not only enable them to select high-quality borrowers whose financial conditions and personal background meet the selection criteria, but also protect the funding partners against lending more than they might be able to recover in the case of default. There can be no assurance that the risk management measures will allow the Sentage Operating Companies to identify or appropriately assess whether interest and principal payments due on a loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. If the risk management approach is ineffective, or if the Sentage Operating Companies otherwise fail or are perceived to fail to manage the impact of default, the Sentage Operating Companies’ reputation and market share could be materially and adversely affected, which would severely impact their business and results of operations.

The Sentage Operating Companies’ Ability to Provide Consumer Loan Repayment and Collection Management Services Efficiently

 The success of the Sentage Operating Companies’ consumer loan repayment and collection management business depends on their ability to manage the loan repayment and collection process efficiently.

The existing consumer loan repayment and collection management services were all completed by the end of 2021. We plan to provide loan repayment and collection management services, through the Sentage Operating Companies, to other online consumer finance companies and major commercial banks in China.

As of the date of this annual report, although the Sentage Operating Companies are in active conversation with a number of prospective clients, they have not secured a new source of revenue to replace the loss of our current engagements. If the Sentage Operating Companies are unable to maintain, develop, and expand their business or adapt to changing market needs as well as the current or future competitors are able to, or if the Sentage Operating Companies are unable to acquire a sufficient number of customers who need their services, they may not be able to generate the same amount of revenue and/or profits to sustain the operation of the consumer loan repayment and collection management business. As a result, the Sentage Operating Companies’ business and results of operations may be adversely affected.

The following are some of the main factors that may affect the results of our operations.

Ability to Acquire Prospective Borrowers Effectively and Increase Overall Loan Volume

The Sentage Operating Companies started the loan recommendation services in June 2019. The revenue growth in this business largely depends on our ability to acquire prospective borrowers effectively and increase the overall loan volume funded by the funding partners. We intend to continue to dedicate significant resources to the Sentage Operating Companies’ borrower acquisition efforts. If there are insufficient qualified loan requests, the funding partners may not want to collaborate with the Sentage Operating Companies further, which may result in borrowers being unable to obtain capital through the loan recommendation services and turning to other sources for their borrowing needs. In addition to the size of the prospective borrower base, the overall loan volume may be affected by several factors, including the Sentage Operating Companies’ brand recognition and reputation, the interest rates offered to borrowers relative to the market rates, the efficiency of the credit assessment process, the availability of our funding partners, the macroeconomic environment, and other factors. In connection with the introduction of new services or in response to general economic conditions, the Sentage Operating Companies may also impose more stringent borrower qualifications to ensure the quality of the recommended borrowers, which may negatively affect loan volume. If the Sentage Operating Companies are unable to attract qualified borrowers or if borrowers do not continue to use our loan recommendation services at the current rates and/or the Sentage Operating Companies are unable to increase the overall loan volume as we expect, the Sentage Operating Companies’ business and results of operations may be adversely affected.

Ability to Expand the Prepaid Payment Network Services

We started to generate revenue from the Sentage Operating Companies’ prepaid payment network services in August 2019. Our revenue growth in this business largely depends on the Sentage Operating Companies’ ability to develop and expand the client network. We believe that customer base is the core building block of the prepaid payment network service business, and the Sentage Operating Companies’ ability to provide customers with satisfactory experience is critical to the success and continuous growth in the customer base. The Sentage Operating Companies’ ability to provide customers with satisfactory experience is subject to a number of factors, including the Sentage Operating Companies’ ability to provide effective services, their ability to continuously innovate and improve their services to meet customer needs, and their access to and cooperation with the business partners. If the Sentage Operating Companies experience service disruptions, failures, or other issues, or, if they fail to deliver satisfactory and distinct customer experience, the Sentage Operating Companies may lose the customers and business partners, which could further lead to a decrease in the volume of transactions processed via the prepaid payment network services. As a result, the Sentage Operating Companies’ business, results of operations, and financial condition may be adversely affected.

Ability to Improve Operating Efficiency

Our business growth is dependent on the Sentage Operating Companies’ ability to improve their operating efficiency, which is determined by the Sentage Operating Companies’ abilities to monitor and adjust costs and expenses. Specifically, we consider the Sentage Operating Companies’ ability to monitor and adjust staffing costs (including payroll and employee benefit expense), administrative expenses, and third-party cost essential to the success of our business.

As the client base expands and the Sentage Operating Companies enter into more service agreements with clients, which typically results in expanded work volume, the staffing costs are likely to rise. In contrast, other expenses, particularly those relating to administrative functions, are relatively fixed. For the consumer loan repayment and collection management services and loan recommendation services, the Sentage Operating Companies outsource certain tasks to third-party loan collection agencies or law firms and they collaborate with funding partners. As a result, the cost of third-party business partnership is likely to rise as the Sentage Operating Companies grow their business and expand the partnership network. If the staffing costs, administrative expenses, and third-party costs exceed our estimated budget and we are unable to increase our revenue as expected, our operational efficiency might decrease, having an adverse impact on our business, results of operation, and financial condition.

Ability to Compete Effectively

The industries the Sentage Operating Companies are in are highly competitive and evolving in China. With respect to consumer loan repayment and collection management services and loan recommendation services, they compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms, and other consumer finance platforms. With respect to prepaid payment network services, the Sentage Operating Companies primarily compete with other third-party payment service providers in China. The competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments. Some of the current and potential competitors have significantly more financial, technical, marketing and other resources than the Sentage Operating Companies do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. The competitors may also have longer operating histories, more extensive pool of borrowers, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than the Sentage Operating Companies do. The customers and clients make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships and ability to provide the relevant services in a timely, safe and cost-efficient manner. If the Sentage Operating Companies do not compete effectively, our operating results could be harmed.

General Condition of the Global or Chinese Economy

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect the Sentage Operating Companies’ business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak has been causing lockdowns, travel restrictions, and closures of businesses across the globe. As a result, we temporarily closed our facilities from the beginning of February until to March 10, 2020. During this temporary business closure period, our prepaid payment network business was negatively impacted because some of our potential merchant customers in retail businesses delayed using our prepaid payment network services. Although we resumed our business activities on March 10, 2020 and believe that the negative impact of the COVID-19 outbreak on our business was temporary, a resurgence and the continued uncertainties associated with COVID-19 may negatively impact the Company’s future revenue and cash flows. A COVID-19 resurgence may again give rise to economic downturns and other significant changes in regional and global economic conditions. As a result, borrowers’ default and delinquency risks might increase as they experience unemployment or generated less income. Any higher default and delinquency risks may increase our operating costs and require us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business and pose risk-management challenges for our loan recommendation business. In early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. The Sentage Operating Companies’ business facilities in Shanghai, China were temporarily closed starting from April 2022 to the first week of June 2022, as a result of local government’s efforts to contain the resurgence of the COVID-19. If the COVID-19 situation deteriorates, our service capacity, operational efficiency and results of operations may be adversely affected.

Key Components of Results of Operations

Revenues

	2019		2020		2021
	Amount	%	Amount	%	Amount	%
Consumer loan repayment and collection management fees	3,618,823	91.3	1,074,734	29.9	156,062	6.9
Loan recommendation service fees	260,388	6.6	2,087,717	58.1	1,177,822	52.1
Prepaid payment network service fees	86,052	2.1	432,958	12.0	928,565	41.0
Total operating revenue	3,965,263	100.0	3,595,409	100.0	2,262,449	100.0

(1). Loan Repayment and Collection Management Services

Revenue from consumer loan repayment and collection management business accounted for 6.9%, 29.9% and 91.3% of the total revenue for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. Currently, the Sentage Operating Companies are only managing the repayment and collection of loans that borrowers had obtained from individual customers through the offline loan recommendation business. These loans were consumer loan products ranging from 30,000 RMB (approximately $4,342) to 80,000 RMB (approximately US$11,579), with terms ranging from one year to four years. All the clients are individual customers who entered into service agreements with the Sentage Operating Companies. All these loans were facilitated through the offline loan recommendation services before November 2017. Since November 2017, the Sentage Operating Companies have not provided any intermediary services for any new customers due to changes in related governing regulations in China, and we have been focusing on providing services related to consumer loan repayment and collection management to customers who entered into the service agreements with the Sentage Operating Companies. Pursuant to the service agreements entered with individual customers, customers authorized the Sentage Operating Companies to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by customers. The Sentage Operating Companies are required to monitor loans within loan term to ensure timely repayment of loans when they become due. Pursuant to the agreements with customers, loan repayment and collection management services are parts of bundled services offered to customers for a fixed fee and are not capable of being distinct because the Sentage Operating Companies are required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. As a result, loan management services and collection management services are not separately identifiable in the context of the contract and accordingly are treated as a bundled single performance obligation. There is no variable consideration in the contract. Once a specific loan is repaid on time, the service obligation related to such loan is satisfied. When a loan becomes delinquent, the Sentage Operating Companies are then required to assist in collection efforts for an extended service period of additional 12 months starting with the day when such loan becomes delinquent. No additional fee can be charged for collection management services provided to delinquent loans beyond the initial fixed fee agreed. If all or a part of the loan is still not repaid after all collection management efforts are exhausted within such required service period, our service obligation related to such loan is satisfied and the Sentage Operating Companies are not responsible for any loss from uncollectible loan.

At the beginning of the 2019 fiscal year, the Sentage Operating Companies had a total of 12,133 outstanding service agreements from customers. The consumer loan repayment and collection management service fees derive solely from those existing consumer service agreements the Sentage Operating Companies entered into with customers before November 2017. As some of the service agreements were completed as a result of loan repayment and some of the service agreement expired because of their respective service terms, the total number of outstanding service agreements under the consumer loan repayment and collection management business decreased by 6,904 from 12,133 cases at the beginning of the fiscal year 2019 to 5,229 cases at the beginning of the fiscal year 2020.During the fiscal year ended December 31, 2020, the Sentage Operating Companies completed another 4,438 outstanding service agreements based on the contract terms, which brought the total number of outstanding service agreements as of December 31, 2020 to 791. During the fiscal year 2021, we completed another 791 outstanding service agreements based on the contract terms. The service agreements for the year ended December 31, 2021 were fully completed. The full completion of the servicing agreements resulted in a decrease in our revenue related to consumer loan repayment and collection management services from the fiscal year 2020 to zero in fiscal year 2021.

All the existing loan repayment and collection management engagements were completed by December 31, 2021 and unless we expand our consumer loan repayment and collection management business, this loss of revenue will have an adverse impact on our business, results of operation, and financial condition.

(2). Loan Recommendation Services

Revenue from the loan recommendation business accounted for 52.1%, 58.1% and 6.6% of our total revenue for the fiscal years ended December 31, 2021, 2020 and 2019, respectively. During the fiscal year 2019, the Sentage Operating Companies successfully recommended 26 borrowers to the funding partners. During the fiscal year 2020, the Sentage Operating Companies successfully recommended 115 borrowers to the funding partners. During the year ended December 31, 2021 the Sentage Operating Companies successfully recommended 23 borrowers to the funding partners. To the extent the Sentage Operating Companies are able to acquire borrowers effectively and maintain stable partnerships with our funding partners, we expect a steady increase in revenue from this business in the future.

The COVID-19 pandemic did not significantly impact our revenue from the Sentage Operating Companies’ loan recommendation business during the fiscal year 2021. The Sentage Operating Companies were able to provide loan recommendation services and generate the amount of revenue as we expected. However, depending on the future development, the recent resurgence of the COVID-19 pandemic may have an adverse impact on the real estate market in the Shanghai area and other first-tier cities the Sentage Operating Companies target, and subsequently decrease the total loan amount borrowers are able to obtain through our services, bringing down the service fee, which is based on specific loan amount, and adversely impacting our revenue from the loan recommendation business.

(3). Prepaid Payment Network Services

Revenue from the prepaid payment network service business accounted for 41.0%, 12.0% and 2.1% of our total revenue for the fiscal years ended December 31, 2021,2020 and 2019, respectively. The Sentage Operating Companies started this service in August 2019 and only provided prepaid payment network consulting services to four customers in the fiscal year 2020. During the year ended December 31, 2021, the Sentage Operating Companies provided prepaid payment network consulting services to seven customers. Due to the growing market demand for prepaid payment network services and the relatively high market entry resulting from license requirements, to the extent the Sentage Operating Companies are able to expand the client network in the future, we expect a steady revenue growth from this business in the future.

Operating expenses

Our operating expenses primarily consist of the Sentage Operating Companies’ selling and marketing expenses and general and administrative expenses. Our selling expense primarily include expenses incurred for business travel, meals, outsourced collection agent fees and other expenses related to the sales and marketing activities. Our general and administrative expenses primarily include the legal fee, audit fee, employee salaries, welfare, and insurance expenses, business consulting expenses, travel and transportation expenses for our management team, meals and entertainment expenses, office rental expense, depreciation expenses, and office supply and utility expenses.

For the fiscal years ending December 31, 2021 and 2020, our selling, general and administrative expenses amounted to $3,041,415 and $1,414,979, respectively, an increase of $1,626,436 or 115%. This increase was mainly due to the fees incurred in connection with our initial public offering.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	2019		2020		2021
	Amount	%	Amount	%	Amount	%
Summary Consolidated Statements of Operations:
Operating revenue
Consumer loan repayment and collection management fees	3,618,823	91.3	1,074,734	29.9	156,062	6.9
Loan recommendation service fees	260,388	6.6	2,087,717	58.1	1,177,822	52.1
Prepaid payment network service fees	86,052	2.1	432,958	12.0	928,565	41.0
Total operating revenue	3,965,263	100.0	3,595,409	100.0	2,262,449	100.0

Operating expenses:
Selling, general and administrative expenses	1,528,043	38.5	1,414,979	39.4	3,041,415	134.4
Total operating expenses	1,528,043	38.5	1,414,979	39.4	3,041,415	134.4

Income from operations	2,437,220	61.5	2,180,430	60.6	(778,966)	(34.4)

Other income (expenses)	8,495	0.2	(354)	*	(56,931)	(2.5)

Income before income tax provision	2,445,715	61.7	2,180,076	60.6	(835,897)	(36.9)

Provision for income taxes	611,362	15.4	592,701	16.5	257,344	11.4

Net (loss)/income	1,834,353	46.3	1,587,375	44.2	(1,093,241)	(48.3)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Total operating revenue decreased by $1,332,960, or 37.1%, to $2,262,449 for the fiscal year ended December 31, 2021 from $3,595,409 for the fiscal year ended December 31, 2020. The decrease in our revenues was primarily due to the fact that the outstanding servicing agreements under the consumer loan repayment and collection management business were fully completed in fiscal 2021 and revenues from this business were significantly reduced in 2021.

Selling, general and administrative expenses

For the fiscal years ending December 31, 2021 and 2020, our selling, general and administrative expenses amounted to $3,041,415 and $1,414,979, respectively, an increase of $1,626,436 or 115%. This increase was mainly due to the fees incurred in connection with our initial public offering.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, penalties, impairment losses on assets, and gains and losses on the disposal of fixed assets. In fiscal year 2021, our net other expense was $56,931, an increase of $56,577 from net other expense of $354 in fiscal year 2020. This is due to an additional asset impairment loss in fiscal 2021.

Provision for Income Taxes

Our provision for income taxes was $257,344 in fiscal year ended December 31, 2021, a decrease of $ 335,357, or 56.6%, from $592,701 in fiscal year ended December 31, 2020 due to our decreased taxable income.

Net Income/(Loss)

As a result of the foregoing, we reported a net loss of $1,093,241 for the fiscal year ended December 31, 2021, representing a $2,680,616 decrease from the net income of $1,587,375 for the fiscal year ended December 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Total operating revenue decreased by $369,854, or 9.3%, to $3,595,409 for the fiscal year ended December 31, 2020 from $3,965,263 for the fiscal year ended December 31, 2019. The decrease in our revenue was mainly due to the decreased number of outstanding service agreements under the consumer loan repayment and collection management business during the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019, compensated by increased revenue from our loan recommendation business and prepaid payment network services business.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by $113,064 or 7.4%, from $1,528,043 in the 2019 fiscal year to $1,414,979 in the 2020 fiscal year. The decrease was due to following reasons.

(1)	Our salary and employee benefit expenses decreased by $309,688 or 36.8%, from $842,282 in the 2019 fiscal year to $532,594 in the 2020 fiscal year, primarily due to the decreased number of employees. Our number of employees decreased from 28 in the 2019 fiscal year to 26 in the 2020 fiscal year. The Sentage Operating Companies have developed and utilized a centralized information system to support the core processing and analytics functions of our consumer loan repayment and collection management business under a set of integrated databases. The system allows the Sentage Operating Companies to streamline and standardize the repayment and collection management process and monitor the compliance level in a cost-effective manner. In addition, due to COVID-19 outbreak and impact, all of the borrowers for the loan recommendation services in the 2020 fiscal year were acquired through referral partners rather than through the Sentage Operating Companies’ own borrower development effort. This led to the decreased number of employees and decreased salary and employee benefit expenses;

(2)	Our consulting and professional expenses increased by $255,026, or 109.8%, in the 2020 fiscal year as compared to the 2019 fiscal year. In order to diversify our business types and revenue sources, we started our loan recommendation business and our prepaid payment network services business since late 2019. In order to successfully grow our new businesses, we paid third-party professionals for business strategy and planning. In addition, our audit fee increased in the 2020 fiscal year in connection with our intended IPO. These factors led to our increased consulting expenses in the 2020 fiscal year as compared to the 2019 fiscal year;

(3)	Our utility and office supply expenses increased by $44,858 or 48.7% from $92,100 in the 2019 fiscal year to $136,958 in the 2020 fiscal year, primarily due to increased office supply expenses and increased IT testing and maintenance expenses to implement our centralized information system to support the core processing and analytics functions of our consumer loan repayment and collection management business under a set of integrated databases;

Other income (expenses)

Our other income (expenses) primarily include bank charges, penalty, gain or loss from disposal of fixed assets, etc. We reported net other expense of $354 in the 2020 fiscal year primarily including bank charges. We reported net other income of $8,495 for the 2019 fiscal year, including $9,174 gain on disposal of fixed assets, offset by bank charge and penalty.

Provision for Income Taxes

Our provision for income taxes was $592,701 in fiscal year ended December 31, 2020, a decrease of $18,661, or 3.1%, from $611,362 in fiscal year ended December 31, 2019 due to our decreased taxable income

Net Income/(Loss)

As a result of the foregoing, we reported a net income of $1,587,375 for the fiscal year ended December 31, 2020, representing a $246,978 decrease from the net income of $1,834,353 for the fiscal year ended December 31, 2019.

Our business has been negatively impacted due to the COVID-19 outbreak. In the beginning of February 2020, we had to temporarily suspend our prepaid payment network services due to government restrictions. Throughout the COVID-19 outbreak in early 2020, we managed to promptly implement a series of response measures and the Sentage Operating Companies’ full work force was able to resuming work remotely by the end of February. On March 10, 2020, the Sentage Operating Companies fully resumed our operation. As a result, our net income for this period has also been reported as lower than expected by approximately $0.2 million.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

PRC

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC Operating Entities. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption

.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Sentage Holdings does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Sentage Holdings and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Sentage Holdings, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Sentage Holdings and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dentons, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dentons is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dentons believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, the Sentage Operating Companies are subject to the enterprise income tax at the rate of 25%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Sentage Holdings is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating and financing activities . As of December 31, 2019, 2020 and 2021, we had $251,031, $140,382 and $10,783,387, respectively. Our cash and cash equivalents are primarily denominated in Renminbi and US dollars.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2021, we had cash and restricted cash of approximately $10.8 million. Accounts receivable of approximately $0.4 million associated with services rendered for our prepaid payment network business and loan recommendation business has been billed to our customers but has not been collected as of the balance sheet dates. We also borrowed approximately $0.16 million, which was provided by our controlling shareholder, Ms. Qiaoling Lu, to support our working capital need. Ms. Qiaoling Lu will not seek repayment of her related party balance of $0.16 million until at least 12 months from the issuance of the financial statements.

In order to diversify our business types and revenue sources, we started the loan recommendation services in June 2019 and prepaid payment network services in August 2019. Revenue from the loan recommendation and prepaid payment network services in fiscal year 2021 amounted to $1,177,822 and $928,565, respectively. In fiscal year 2021, the loan recommendation services successfully enabled 24 borrowers to obtain loans from the funding partners, and we provided technology consulting and support services under the prepaid payment network business to 7 customers. Based on the current trend and our management’s planned business strategies, we expect to provide prepaid payment network services, through the Sentage Operating Companies, to more customers and anticipate to facilitate increased sales of prepaid gift and debit cards in 2022. We believe that the prepaid payment network services business will contribute to our revenue growth and improve our operating cash flow.

Currently, we improve our liquidity and capital sources primarily through cash flows from operation and financial support from our principal shareholders. In order to fully implement our business plan and sustain continued growth, we may also need to raise capital from outside investors.

In light of the effects of the COVID-19 pandemic as discussed above, if we are required to operate in a challenging economic environment in China, if we incur unanticipated capital expenditures, or if we decide to accelerate our growth, we may need additional financing. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be exploring other financing sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regard to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and working-capital funds provided by shareholders, as necessary.

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2019	2020	2021
Net cash provided by (used in) operating activities	$(1,375,258)	$465,210	$(382,664)
Net cash provided by (used in) investing activities	10,747	-	(5,519,977)
Net cash provided by financing activities	1,443,234	(585,859)	16,401,297
Effect of exchange rate change on cash and restricted cash	6,940	10,000	144,349
Net increase (decrease) in cash and restricted cash	$85,663	$(110,649)	$10,643,005
Cash and restricted cash, beginning of year	165,368	251,031	140,382
Cash and restricted cash, end of year	$251,031	$140,382	$10,783,387

Operating Activities

Net cash used in operating activities was $385,664 for the fiscal year ended December 31, 2021, which primarily consisted of the following:

●	Net loss of $1,093,241 for the fiscal year.

●	A decrease in accounts receivable of $763,240. The decreased was due to our provision of loan recommendation services and prepaid payment network services and, in connection with the two business lines, our performance obligation under our service agreements with clients had been fully satisfied. The majority of the receivables from our customers were collected as of 2021.12.31.

●	A decrease in deferred revenue of $154,106. The decrease was due to the recognition of such amount as revenue when our performance obligation associated with our consumer loan repayment and collection management services had been satisfied during the 2021 fiscal year

Net cash provided by operating activities was $465,210 for the fiscal year ended December 31, 2020, which primarily consisted of the following:

●	Net income of $1,587,375 for the fiscal year.

●	An increase in accounts receivable of $918,303. The increase was due to our provision of loan recommendation services and prepaid payment network services and, in connection with the two business lines, our performance obligation under our service agreements with clients had been fully satisfied. We had fully collected our accounts receivable by April 2021. The collected accounts receivable is available cash, which can be used as working capital for our business operation, if necessary.

●	A decrease in deferred revenue of $1,056,406. The decrease was due to the recognition of such amount as revenue when our performance obligation associated with our consumer loan repayment and collection management services had been satisfied during the 2020 fiscal year.

Net cash used in operating activities was $1,375,258 for the fiscal year ended December 31, 2019, which primarily consisted of the following:

●	Net income of $1,834,353 for the fiscal year.

●	An increase in accounts receivable of $238,609. The increase was due to our provision of loan recommendation services in June 2019 and prepaid payment network services in August 2019 and, in connection with the two business lines, our performance obligation under our service agreements with clients had been fully satisfied. We had fully collected our accounts receivable in March 2020. The collected accounts receivable is available cash, which can be used as working capital for our business operation, if necessary.

●	A decrease in deferred revenue of $3,618,822. The decrease was due to the recognition of such amount as revenue when our performance obligation associated with our consumer loan repayment and collection management services had been satisfied during the 2019 fiscal year.

Investing Activities

Net cash used in investing activities amounted to $5,519,977 for the fiscal year ended December 31, 2021, mainly includes to purchase a one-year note with principal of $5.5 million.

There was no cash used in investing activities in 2020 fiscal year.

Net cash provided by investing activities amounted to $10,747 for the fiscal year ended December 31, 2019, primarily consisting of proceeds from disposal of equipment.

 Financing Activities

Net cash provided by financing activities amounted to $16,401,297 for the fiscal year ended December 31, 2021, primarily consisting of the proceeds from IPO in the amount of $16,912,053 and the repayment of working capital of related parties $ 1,276,641.

Net cash used in financing activities amounted to $585,859 for the fiscal year ended December 31, 2020, primarily consisting of deferred initial public offering cost of $765,885 in connection with our intended IPO, and proceeds of $180,026 provided by related party as working capital.

Net cash provided by financing activities amounted to $1,443,234 for the fiscal year ended December 31, 2019, primarily consisting of proceeds provided by related parties as working capital.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

 Revenue Recognition

We adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The primary sources of our revenues are as follows:

Revenue from consumer loan repayment and collection management services

Loans facilitated through the Sentage Operating Companies were consumer loan products ranging from 30,000 RMB (approximately $4,342) to 80,000 RMB (approximately US$11,579). Loan term ranges from one to four years.

All of the clients are individual customers who entered into service agreements with the Sentage Operating Companies. All of these loans were facilitated through the offline loan recommendation services before November 2017. Since November 2017, the Sentage Operating Companies have not provided any intermediary services for any new customers due to changes in related governing regulations in China, and they have been focusing on providing services related to consumer loan repayment and collection management to the customers. These consumer loan repayment and collection management services are a part of the service obligations in the service agreements with the customers. Pursuant to the Sentage Operating Companies’ agreements with customers, loan repayment and collection management services are parts of bundled services offered by the Sentage Operating Companies to customers for a fixed fee and are not capable of being distinct because the Sentage Operating Companies are required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. As a result, loan management services and collection management services are not separately identifiable in the context of the contract and accordingly are treated as a bundled single performance obligation. There is no variable consideration in the contract. Once a specific loan is repaid on time, the service obligation related to such loan is satisfied. If a loan becomes delinquent, the Sentage Operating Companies are then required to assist in collection efforts for an extended service period of additional 12 months starting with the day when such loan becomes delinquent. No additional fee can be charged for collection management services provided to delinquent loans beyond the initial fixed fee agreed. If all or a part of the loan is still not repaid after all collection management efforts are exhausted within such required service period, the Sentage Operating Companies’ service obligation related to such loan is satisfied and the Sentage Operating Companies are not responsible for any loss from an uncollectible.

The Sentage Operating Companies’ loan repayment and collection management services primarily include reconciling borrower repayment record and sending payment reminder and notice periodically facilitating repayment upon maturity and collaborating with third-party collection agents and law firms in the event of delinquency, etc. Loan repayment and collection management fees received from the customers upfront are deferred first, and then ratably recognized as revenue over the loan terms or an extended service period of additional 12 months starting with the day when such loan becomes delinquent, as the Company performs designated services.

Revenue from services provided to borrower for loan recommendation

The Sentage Operating Companies started to provide borrower recommendation services where they recommend prospective borrowers to funding partners in June 2019. The Sentage Operating Companies’ performance obligations include making loan product recommendations to borrower applicants based on their specific needs, processing paperwork related to borrowers’ applications, evaluating credentials of borrower applicants, appraising borrowers’ properties to be collateralized through data analysis and on-site inspection, and recommending qualified borrowers to various funding partners for loan approval. The Sentage Operating Companies receive a service fee from a borrower if he or she is approved for a loan and such loan is then funded by one of the funding partners. The Sentage Operating Companies acquire borrowers through cooperating with third-party referral partners as well as through their own borrower development efforts. For borrowers acquired through cooperating with third-party referral partners, pursuant to the service agreement between the Sentage Operating Companies and the referral partners, referral partners first charge borrowers service fees for their referrals. The Sentage Operating Companies then charge the referral partners a commission ranging from 1.5% to 2% based on the loan proceeds disbursed to the borrowers. For borrowers developed directly by the Sentage Operating Companies, they charge the borrowers a service fee of 1.75% to 3% of the loan amount received by the borrowers. We recognize revenue at the point when the Sentage Operating Companies’ performance obligations are satisfied and the loan proceeds are disbursed to a specific borrower. For the fiscal years ended December 31, 2021 and 2020, we generated $1,177,822 and $2,087,717 in revenue from the loan recommendation service, respectively.

Contract fulfillment costs associated with loan recommendation services primarily consist of employee salary, bonus and business travel costs incurred by the Sentage Operating Companies to fulfill their performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For fiscal years ended December 31, 2021 and 2020,contract fulfillment costs were not capitalized and were expensed as incurred, due to immateriality of such costs.

Revenue from prepaid payment network services

In 2012, Qingdao Buytop, was granted a third-party payment service license by the relevant authority in China. Qingdao Buytop started to provide prepaid payment network services to merchant customers in August 2019. Qingdao Buytop is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarket and department stores, etc. In connection with repaid payment network services, we expect to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; (2) prepaid card payment services fees related to issuance and use of prepaid cards. Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, Qingdao Buytop charge service fee equal to 0.3% to 0.5% of each transaction amount and recognize revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the fiscal years ended December 31, 2021 and 2020, we earned $928,565 and $432,958 in revenue from providing technology consulting and support service to customers, respectively. For the fiscal year ended December 31, 2021, Qingdao Buytop has issued prepaid cards to 4 customers.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforwards, if any, not expiring.

In the financial statements, we recognize the impact of a tax position if that position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Qiaoling Lu	42	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jianhua Chen	46	Chief Financial Officer
Yiheng Guo	38	Director
Michael JohnViotto (1)(2)(3)	70	Independent Director
Angel Colon (1)(2)(3)	48	Independent Director
Shengsong Wang (1)(2)(3)	66	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

Ms. Qiaoling Lu has been our chief executive officer, chairman of the board of directors, and director since incorporation. Ms. Lu has served as the general manager of Daxin Wealth since March 2015. Before joining us, she served as the manager director of Asia Pacific at Interconnect Products Limited UK from September 2010 to January 2015, where she successfully led her team to expand the company’s business in the Asia market. She also served as a finance associate at IQVIA (formerly known as Quintiles European headquarters) from April 2006 to August 2010. Ms. Lu obtained her master’s degree in International Relations from Qingdao University in Qingdao City, Shandong Province, China in 2005. Ms. Lu obtained her master’s degree in International Management from Henley Business School at University of Reading in the United Kingdom in 2004. Ms. Lu obtained her bachelor’s degree in International Economics from Shandong University of Finance and Economics in Jinan City, Shandong Province, China in 2002.

Mr. Jianhua Chen was appointed as our Chief Financial Officer September 1, 2020. He has served as the finance director of Daxin Wealth since June 2016. Prior to joining Daxin Wealth, he had served as the finance director of Shanghai Chenengdai Finance Technology Co., Ltd. from January 2015 to June 2016. Mr. Chen obtained his master’s degree in Business Administration from Renmin University of China in Beijing, China in 2018. Mr. Chen obtained his bachelor’s degree in Accounting from Shanghai Ocean University in Shanghai City, China in 1998..

Mr. Yiheng Guo has served as a director of Daxin Wealth from March 2015 to present. Mr. Guo obtained his master’s degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007. Mr. Guo obtained his bachelor’s degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006..

Mr. Michael John Viotto is our Independent Director, within the meaning of the Nasdaq Listing Rules. Michael Viotto currently serves as the Chief Financial Officer and a Board member for Fuse Group Holdings Inc., an OTC OB Market listed company (trading symbol: FUST). Mr. Viotto has been serving as a Board member for Fuse Group Holding Inc. since August 2017, supervising finance aspects of the Company. Mr. Viotto has been the President of MJV Consulting since October 2014, and has also been serving as an Independent Director for Dunxin Financial Holding Limited, an NYSE market listed company (trading symbol: DXF), serving as the Chairman of the company’s Compensation Committee and a member of the company’s Nomination Committee as well as its Audit Committee since December, 2017. In addition, Mr. Viotto also served as an Independent Director for Future World Financial Holdings Inc. from September 2016 to January 2017, which is a financial company based in Hong Kong, China. He served as the Chairman for the company’s Nominating and Remuneration Committee and as a member of the company’s Audit Committee. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University located in Pomona, California in March 1985.

Mr. Angel Colon is our Independent Director, within the meaning of the Nasdaq Listing Rules. Mr. Colon has served as a managing member of NY Capital Management Group, LLC since January 2017; Turing Funds, LLC since July 2017; Vega Management Advisors, LLC from October 2018 to February 2020; and Vega Management Investments, LLC from October 2018 to February 2020; providing services to high net worth individuals, businesses and institutions to produce solutions that facilitate the advancement and management of capital along with the mitigation of risk to achieve dependable annual returns. Mr. Colon has served as a financial advisor and consultant of Andean Farm since and Pharma Corp. since December 2018 and Bronson Resource Limited since December 2018, responsible for research-backed support of strategies concerning the mitigation of risk and financial planning from inception to completion. Previously, Mr. Colon served as a financial advisor for Cuttone & Co., LLC from December 2016 to February 2018; Tribal Capital Markets, LLC from August 2016 to December 2016; and Bonwick Capital Partners, LLC from July 2015 to August 2016. Mr. Colon also served as a capital markets associate at TriPoint Global Equities, LLC from December 2013 to July 2015. Mr. Colon received a Bachelor of Science in International Business; minor in Languages and Economics from St. John Fisher College in 1996. He currently holds FINRA Series 7, Series 63 and Series 65 and is a licensed broker with FINRA.

Mr. Shengsong Wang is our Independent Director, within the meaning of the Nasdaq Listing Rules. Mr. Wang currently serves as a law professor at Qingdao University in Shandong Province. He joined Qingdao University in 1987 as a lecturer and served as an associate professor, professor, and then dean of faculty. Mr. Wang is a renowned legal professional specializing in arbitration and litigation. Between June 2009 and December 2013, Mr. Wang served as an Independent Director for Qingdao Hanhe Cable Co., Ltd, a Shenzhen Stock Exchange listed company that specializes in cable system services, transformation products, and smart grid technology in China. Between March 2015 and April 2018, Mr. Wang served as an Independent Director for Weflo Valve Co., Ltd., a Shenzhen Stock Exchange listed company that specializes in the design and manufacture of valves and fire hydrant products. Mr. Wang received a Bachelor Degree in History in 1982 and a Master Degree in Ancient World History in 1986 from Qufu Normal University. Mr. Wang also received a Master Degree from Harbin Normal University in 1986 and a Doctorate Degree in Law Jurisprudence from China University of Political Science and law in 2005.

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Family Relationships

Ms. Qiaoling Lu and Mr. Yiheng Guo are wife and husband. None of our other directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past 10 years, was involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B. Compensation of Directors and Executive Officers

 For the fiscal year ended December 31, 2021, we, our subsidiaries and the VIEs, paid in aggregate cash compensation of approximately US$48,386 to our directors and executive officers as a group. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

 Our board of directors consists of five directors, three of whom shall be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2021 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public, or other bodies, clubs, funds, or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes, and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Committees of the Board of Directors

We have established three fully independent committees under the board of directors: the audit committee, the nominating and corporate governance committee and the compensation committee. We have adopted a charter for each of the three committees. The committee charters are available on our website at www.sentageholdings.com. Each committee’s members and functions are described below.

 Audit Committee

Our audit committee consist of Angel Colon, Shengsong Wang, and Michael John Viotto. Angel Colon is the chairperson of our audit committee. We have determined that Angel Colon, Shengsong Wang, and Michael John Viotto satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Angel Colon qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions; and

●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consist of Michael John Viotto, Angel Colon, and Shengsong Wang. Michael John Viotto is the chairperson of our compensation committee. We have determined that Michael John Viotto, Angel Colon, and Shengsong Wang satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consist of Shengsong Wang, Michael John Viotto, and Angel Colon. Shengsong Wang is the chairperson of our nominating and corporate governance committee. Shengsong Wang, Michael John Viotto, and Angel Colon satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

As of the date of this annual report, we employed 16 people in Shanghai, China, and 7 employees in Qingdao, China. At December 31, 2019, 2020, and 2021, we had 28, 26, and 23 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021: The following table sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
General Manager’s Office	1	4.3%
Finance Department	3	13.1%
Risk control center	10	43.6%
Business Department	1	4.3%
Operating department	1	4.3%
Marketing department	1	4.3%
Technical department	4	17.5%
Non-performing Assets Department	1	4.3%
Integrated department	1	4.3%

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership based on 14,000,000 of our Ordinary Shares outstanding as of July 18, 2022 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Qiaoling Lu	8,250,000	58.93%
Jianhua Chen	-	-%
Yiheng Guo	480,000	3.43%
Michael John Viotto	-	-
Angel Colon	-	-
Shengsong Wang	-	-
All directors and executive officers as a group	8,730,000	62.36%

5% or Greater Shareholders(2)
Unit Giant Limited(3)	8,250,000	58.93%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai, PRC.

(2)	Unless otherwise indicated, the business address of the following shareholders is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

(3)	The number of Ordinary Shares beneficially owned represents 8,250,000 Ordinary Shares held by Unit Giant Limited, a British Virgin Islands company, which is 100% owned by Qiaoling Lu.

*	less than 1%

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Amount due from related parties

As of December 31, 2020 and 2021, and as of the date of this annual report, we had no Amounts due from related parties.

Amount due to related parties

As of December 31, 2021, and 2020, and as of the date of this annual report, the balance due to a related party in the amount of $161,020 and $1,437,661, and $154,467, respectively, was loan advance from the Company’s controlling shareholder, Ms. Qiaoling Lu, and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand. Ms. Qiaoling Lu will not seek repayment of her related party balance until at least 12 months from the issuance of the consolidated financial statements for the year ended December 31, 2021.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Except as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We previously did not declare or pay any cash dividends and have no intention to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC operating entities in China. PRC regulations may restrict the ability of the PRC Operating Entities to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SNTG”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares began trading on the Nasdaq Capital Market on July 9, 2021 under the symbol “SNTG.” Prior to that there was no market for our Ordinary Shares.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is $50,000 divided into 50,000,000 Ordinary Shares, par value $0.001 per share. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and;

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.;

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and.

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Our board of directors have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

C. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Foreign Exchange

D. Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our Ordinary Shares applicable under its particular circumstances.

Cayman Islands Cayman Islands Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC Operating Entities. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption

 Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Sentage Holdings does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Sentage Holdings and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Sentage Holdings, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Sentage Holdings and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dentons, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dentons is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dentons believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, the Sentage Operating Companies are subject to the enterprise income tax at the rate of 25%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Sentage Holdings is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

E. Dividends and Paying Agents

Not applicable.

F. Statement by Experts

Not applicable.

G. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai City, the PRC.

H. Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Organizational Structure” for a chart of our current structure.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

As our principal activities are carried out in the PRC, our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC that are determined largely by supply and demand. In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. The management does not expect that there will be any significant currency risk for us during the reporting periods

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-264458) in relation to the initial public offering of 4,000,000 Ordinary Shares at an initial public offering price of $5.00 per Ordinary Share. Our initial public offering closed on July 13, 2021.

We received net proceeds of approximately $ 16.91 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.09 million, which included approximately $1.45 million in underwriting discounts for the initial public offering and approximately $1.64 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of June 30, 2022, we have used $3.49 million from our initial public offering for general operations. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

The material weaknesses identified relate to (i) our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) our internal control policy does not have a proper approval mechanism, and our lack of internal controls on performing periodic reviews of user accounts and their level of authorization in the financial systems. We plan to implement a number of measures to remedy these material weaknesses. To remedy the identified material weakness and the other control deficiencies, we have implemented and will continue to implement initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified, including: (i) obtain additional resources, including experienced staff with U.S. GAAP and SEC reporting knowledge, to strengthen the financial reporting function and to set up financial and system control framework; (ii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; and (iii) optimizing our financial systems by establishing a proper approval mechanism and performing periodic reviews of users accounts and their level of authorization.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

●	education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

●	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

●	other relevant experience.

Our board of directors has determined that both Mr. Angel Colon qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

Item 16B. Code of Ethics.

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct,

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements,

●	compliance with applicable laws, rules and regulations,

●	the prompt reporting violation of the code, and

●	accountability for adherence to the Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website at www.sentageholdings.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On April 29, 2022, we dismissed Friedman LLP (“Friedman”) as the independent registered public accounting firm. The reports of Friedman on our financial statements for the past fiscal years ended December 31, 2020 and December 31, 2019 contained no adverse opinion or a disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors on April 29, 2022.

During our fiscal years ended December 31, 2020 and December 31, 2019 and through the date of the dismissal, we did not have any disagreements with Friedman, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During the fiscal years ended December 31, 2020 and December 31, 2019 and through the date of the dismissal, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission.

Effective April 29, 2022, we engaged Enrome LLP as our independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with Enrome LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection Enrome LLP as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

The following table shows the fees that we paid and accrued for audit and other services provided by Friedman LLP and Enrome LLP our independent registered public accounting firm for fiscal years 2020 and 2021, respectively.

Friedman LLP

	For the Year Ended December 31,
	2020	2021
Audit fees(1)	330,000	80,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	330,000	80,000

Enrome LLP

	For the Year Ended December 31,
	2020	2021
Audit fees(1)	—	350,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	—	350,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Enrome, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of equity securities required to be disclosed in response to this Item.

Item 16F. Change in Registrant’s Certifying Accountant.

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	a majority of directors being independent — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that a majority of our board of directors be independent. We currently rely upon the relevant exemption for foreign private issuers with respect to the Nasdaq requirement to have a majority of independent directors;

●	a nominating and corporate governance committee composed entirely of independent directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our nominating and corporate governance committee be composed entirely of independent directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to the composition of the nominating and corporate governance committee;

●	a compensation committee composed entirely of independent directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our compensation committee be composed entirely of independent directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to the composition of the compensation committee;

●	we will not provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq, as such certification is not required under Cayman Islands law;

●	have regularly scheduled executive sessions with only non-management directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our board of directors hold regularly scheduled executive sessions with only non-management directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to executive sessions; or

●	shareholder approval — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require us to seek shareholder approval for (i) the establishment, implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding Ordinary Shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding Ordinary Shares or voting power, (iv) an issuance in connection with an acquisition, and (iv) an issuance that would result in a change of control. We currently rely upon exemption for foreign private issuers with respect to the Nasdaq shareholder approval requirements.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the Nasdaq Stock Market Rule.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sentage Holdings are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.3	English Translation of Form of Exclusive Business Cooperation Agreement between WFOE and each of Our VIEs and a Schedule of All Exclusive Business Cooperation Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.4	English Translation of Form of PowerEnglish Translation of Form of Power of Attorney Granted by Shareholders of each of our VIEs and a Schedule of All Powers of Attorney Adopting the Same Form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.5	English Translation of Form of Equity Pledge Agreement among WFOE, each of our VIEs, and Shareholders of Each of Our VIEs and a Schedule of All Equity Pledge Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.6	English translation of Form of Exclusive Purchase Option Agreement among WFOE, each of Our VIEs, and Shareholders of each of Our VIEs and a Schedule of All Exclusive Purchase Option Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.7	English Translation of Form of Spousal Consent Granted by the Spouse of each Individual Shareholder of our VIEs and a Schedule of All Spousal Consents Adopting the Same Form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.8	English Translation of Form of Loan Agreement Between WFOE and Shareholders of each of our VIEs and a Schedule of All Loan Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333 254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.9	English Translation of Strategic Cooperation Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Nanchang Jintou Puhui Information Service Co., Ltd., Dated August 28, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.10	English Translation of Cooperation Agreement For Reserve Funds Between Party A: Netsunion Clearing Corporation And Qingdao Buytop Payment Service Co., Ltd., Dated July 15, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.11	English Translation of Framework Consulting Service Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Tianjin Financial Asset Exchange Co., Ltd. Dated June 12, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.12	English Translation of Exclusive Purchase Option Agreement Among WFOE, Daxin Zhuohui, And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.12 to the Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.13	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.14	English Translation of Loan Agreements Between WFOE And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.15	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Qingdao Buytop (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.16	English Translation of Power of Attorneys Granted By Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.17	English Translation of Equity Pledge Agreements Among WFOE, Qingdao Buytop, And Each Shareholder of Qingdao Buytop (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.18	English Translation of Exclusive Purchase Option Agreement Among WFOE, Qingdao Buytop, And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.19	English Translation of Loan Agreements Between WFOE And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.20	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Zhenyi (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.21	English Translation of Power of Attorneys Granted By Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.22	English Translation of Equity Pledge Agreements Among WFOE, Daxin Wealth, And Each Shareholder of Zhenyi (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.23	English Translation of Exclusive Purchase Option Agreement Among WFOE, Zhenyi, And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.24	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.25	English Translation of Loan Agreements Between WFOE And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income and Other Comprehensive Income, (iii) Consolidated Statements of Changes in Shareholders’ Equit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name	Qiaoling Lu
Title	Chief Executive Officer, Chairman of the Board of Directors, and Director
(Principal Executive Officer)

Date: July 18, 2022

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sentage Holdings Inc. and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sentage Holdings Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income and other comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (’‘PCAOB’’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2022.

Singapore

July 18, 2022

 SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2020	2021
		USD	USD
ASSETS
Current assets
Cash and cash equivalents	3	$117,434	$10,753,118
Restricted cash		22,948	30,269
Loan receivable	5	-	5,500,000
Accounts receivable, net	4	1,221,844	403,708
Deferred initial public offering costs		765,885	-
Prepaid expenses and other current assets	6	383,041	515,062

Total current assets		2,511,152	17,202,157

Non-current assets
Plant and equipment, net	7	123,672	120,280
Intangible assets, net	8	61,797	30,547
Deferred tax assets	9	87,967	13,724

Total non-current assets		273,436	164,551

Total assets		$2,784,588	$17,366,708

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2020	2021
		USD	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$4,912	$2,743
Contract liabilities		154,106	-
Accrued expenses and other current liabilities	10	336,467	379,991

Total current liabilities		495,485	382,734

Non-current liability
Due to a related party, non-current	11	1,437,661	161,020

Total non-current liability		1,437,661	161,020

Total liabilities		1,933,146	543,754

Shareholders’ equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 14,000,000 shared issued and outstanding*	13	10,000	14,000
Additional paid in capital		38,419,832	55,327,885
Statutory reserves		-	166,038
Accumulated deficit		(37,639,385)	(38,898,664)
Accumulated other comprehensive income		60,995	213,695

Total shareholders’ equity		851,442	16,822,954

Total liabilities and shareholders’ equity		$2,784,588	$17,366,708

*	Retrospectively restated for effect of 1-for-1,000 forward split of the Ordinary Shares, see Note 13.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND OTHER COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2019	2020	2021

OPERATING REVENUE
Consumer loan repayment and collection management service fees		$3,618,823	$1,074,734	$156,062
Loan recommendation service fees		260,388	2,087,717	1,177,822
Prepaid payment network service fee		86,052	432,958	928,565
Total operating revenue		3,965,263	3,595,409	2,262,449

OPERATING EXPENSE
Selling, general and administrative expenses		1,528,043	1,414,979	3,041,415
Total operating expenses		1,528,043	1,414,979	3,041,415

INCOME(LOSS) FROM OPERATIONS		2,437,220	2,180,430	(778,966)

OTHER INCOME (EXPENSES)		8,495	(354)	(56,931)

INCOME(LOSS) BEFORE INCOME TAX PROVISION		2,445,715	2,180,076	(835,897)

INCOME TAX EXPENSE	9	611,362	592,701	257,344

NET INCOME(LOSS)		1,834,353	1,587,375	(1,093,241)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		33,571	36,993	152,700
COMPREHENSIVE INCOME (LOSS)		$1,867,924	$1,624,368	$(940,541)

Earnings(loss) per common share- basic and diluted		$0.18	$0.16	$(0.09)

Weighted average shares- basic and diluted		10,000,000	10,000,000	11,873,973

*	Retrospectively restated for effect of 1-for-1,000 forward split of the Ordinary Shares, see Note 13.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Additional paid-in capital	Statutory Reserves	Accumulated deficit	Accumulated other comprehensive income(loss)	Total equity (deficit)
	NOTE	Shares*	USD	USD		USD	USD	USD
Balances as of January 1, 2019		10,000,000	$10,000	$37,271,726	$-	$(41,061,113)	$(9,569)	$(3,788,956)
Net income for the year		-	-	-	-	1,834,353	-	1,834,353
Conversion of shareholder loan of capital		-	-	1,148,106	-	-	-	1,148,106
Foreign currency translation adjustment		-	-	-	-	-	33,571	33,571
Balances as of December 31, 2019		10,000,000	$10,000	$38,419,832	$-	$(39,226,760)	$24,002	$(772,926)
Net income for the year		-	-	-	-	1,587,375	-	1,587,375
Foreign currency translation adjustment		-	-	-	-	-	36,993	36,993
Balances as of December 31, 2020		10,000,000	$10,000	$38,419,832	$-	$(37,639,385)	$60,995	$851,442
Net loss for the year		-	-	-	-	(1,093,241)	-	(1,093,241)
Addition of share capital		4,000,000	4,000	16,908,053	-	-	-	16,912,053
Statutory reserve		-	-	-	166,038	(166,038)	-	-
Foreign currency translation adjustment		-	-	-	-	-	152,700	152,700
Balances as of December 31, 2021		14,000,000	$14,000	$55,327,885	$166,038	$(38,898,664)	$213,695	$16,822,954

*	Retrospectively restated for effect of 1-for-1,000 forward split of the Ordinary Shares, see Note 13

  SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2019	2020	2021

Cash flows from operating activities
Net income (loss)		$1,834,353	$1,587,375	$(1,093,241)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization		57,022	53,520	62,971
Gain on disposal of plant and equipment		(10,747)	-	-
Deferred income tax expense		611,362	592,701	74,243
Impairment loss recognised in respect of receivables		-	-	54,896
Changes in operating assets and liabilities:
Accounts receivable		(238,609)	(918,303)	763,240
Prepaid expenses and other current assets		(12,598)	90,290	(132,021)
Accounts payable		2,113	-	-
Contract liabilities		(3,618,822)	(1,056,406)	(154,106)
Accrued expenses and other current liabilities		668	116,033	41,354
Net cash provided by (used in) used in operating activities		(1,375,258)	465,210	(382,664)

Cash flows from investing activities
Additions to plant and equipment		-	-	(19,977)
Investment in loans receivable		-	-	(5,500,000)
Proceeds from disposal of plant and equipment		10,747	-	-
Net cash provided by(used in) investing activities		10,747	-	(5,519,977)

Cash flows from financing activities
Deferred initial public offering costs		-	(765,885)	765,885
Proceeds from IPO		-	-	16,912,053
Proceeds from (Repayment to) related party loans		1,443,234	180,026	(1,276,641)
Net cash provided by (used in) financing activities		1,443,234	(585,859)	16,401,297

Reconciliation of cash and restricted cash, beginning of year
Cash		142,715	227,387	117,434
Restricted cash		22,653	23,644	22,948
Cash and restricted cash, beginning of year		$165,368	$251,031	$140,382

Reconciliation of cash and restricted cash, end of year
Cash		227,387	117,434	10,753,118
Restricted cash		23,644	22,948	30,269
Cash and restricted cash, end of year		$251,031	$140,382	$10,783,387

Effect of exchange rate changes on cash and restricted cash		6,940	10,000	144,349
Net increase (decrease) in cash and restricted cash		85,663	(110,649)	10,643,005
Cash and restricted cash, beginning of year		165,368	251,031	140,382
Cash and restricted cash, end of year		$251,031	$140,382	$10,783,387

Supplemental disclosure of cash flow information
Amount converted from shareholder loans to capital		$1,148,106	$-	$-

 SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

(a)	Principal activities

Sentage Holdings Inc. (“Sentage Holdings” or the “Company”) was incorporated on September 16, 2019 under the law of Cayman Islands as an exempted company with limited liability. As of December 31, 2021, the Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) was primarily engaged in providing customers a comprehensive range of financial services including repayment and collection management services, loan recommendation services, and prepaid payment network services. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”).

Sentage Holdings owns 100% of the equity interests of Sentage Hongkong Limited (“Sentage HK”), a limited liability company formed under the laws of Hong Kong on September 25, 2019.

On December 17, 2019, Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Sentage HK.

Sentage Holdings, Sentage HK, and Sentage WFOE are currently not engaging in any active business operations and merely acting as holding companies.

As of December 31, 2021, the consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Sentage Holdings Inc. (“Sentage Holdings”)	September 16, 2019	Cayman Islands	Parent, 100%	Investment holding
Sentage Hongkong Limited (“Sentage HK”)	September 25, 2019	Hong Kong	100%	Investment holding
Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”)	December 17, 2019	Shanghai, PRC	100%	WFOE, Consultancy and information technology support
Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”)	August 13, 2014	Shanghai, PRC	VIE	Consumer loan repayment and collection management services; and loan recommendation services to assist borrowers to obtain loans from various financial institutions services
Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”)	January 9, 2015	Shanghai, PRC	VIE	Consumer loan repayment and collection management services; and loan recommendation services to assist borrowers to obtain loans from various financial institutions services
Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”)	August 4, 2009	Qingdao,Shandong,PRC	VIE	Prepaid payment network services
Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”)	August 29, 2017	Shanghai, PRC	VIE	Provide technology and system development and support

(b)	History of the Group and reorganization

Organization and General

Prior to the reorganization described below, the Sentage Operating Companies Shareholders were the controlling shareholders of the following entities: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), formed in Shanghai City, China on August 13, 2014; (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), formed in Shanghai City, China on January 9, 2015; (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), formed in Qingdao City, Shandong Province, China on August 4, 2009; and (4) Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), formed in Shanghai City, China on August 29, 2017. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop and Zhenyi were all formed as limited companies pursuant to PRC laws. Daxin Wealth and Daxin Zhuohui are primarily engaged in providing consumer loan repayment and collection management services. Daxin Zhuohui also provides loan recommendation services. Qingdao Buytop is primarily engaged in providing customers with prepaid payment network services. Zhenyi is primarily engaged in providing technology and system development and support. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop and Zhenyi are collectively referred to as the “Sentage Operating Companies” below.

Reverse recapitalization

A reorganization of legal structure (“Reorganization”) was completed on March 9, 2020. The Reorganization involved the formation of Sentage Holdings, Sentage HK and Sentage WFOE, and entering into certain contractual arrangements Sentage WFOE, the shareholders of the Sentage Operating Companie. Consequently, the Company became the ultimate holding company of Sentage HK, Sentage WFOE, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop.

On March 9, 2020, Sentage WFOE entered into a series of contractual arrangements with the shareholders of the Sentage Operating Companies. These agreements include Exclusive Purchase Agreements, an Exclusive Business Cooperation Agreement, Equity Pledge Agreements, Powers of Attorney, Loan Agreements intended to guarantee the exercise of the Exclusive Purchase Agreements and Spouse Consents (collectively the “VIE Agreements”). Sentage WFOE, Zhenyi, and Zhenyi’s shareholders entered into the VIE Agreements on April 1, 2021. Pursuant to the VIE Agreements, Sentage WFOE has the exclusive right to provide to the Sentage Operating Companies consulting services related to business operations including technical and management consulting services.

As a result of our direct ownership in Sentage WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs as our consolidated entities under U.S. GAAP, for accounting purposes. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

The Company, together with its wholly owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

(c)	VIE contractual arrangements

The Company’s main operating entities are Daxin Wealth, Daxin Zhuohui, Qingdao Buytop and Zhenyi (or the “Sentage Operating Companies” as referred above), in which we do not have equity interests but whose financial results have been consolidated by Sentage Holdings for accounting purposes in accordance with U.S. GAAP due to Sentage Holdings having effective control over, and being the primary beneficiary of, these companies via the VIE Agreements, which have not been tested in a court of law in China as of the date of this annual report.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and the shareholders of its VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIEs.

The Company, Sentage HK and Sentage WFOE are essentially holding companies and do not have active operations as of December 31, 2021 and 2020. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs. The Company has not provided any financial support to the VIEs for the years ended December 31, 2021 and 2020.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	117,434	607,278
Restricted cash	22,948	30,269
Accounts receivable, net	1,221,844	403,708
Prepaid expenses and other current assets	383,041	485,154

Total current assets	1,745,267	1,526,409

Non-current assets
Plant and equipment, net	123,672	120,280
Intangible assets, net	61,797	30,547
Deferred tax assets	87,967	13,724

Total non-current assets	273,436	164,551

Total assets	2,018,703	1,690,960

Current liabilities
Accounts payable	4,912	2,743
Contract liabilities	154,106	-
Accrued expenses and other current liabilities	336,467	379,989

Total current liabilities	495,485	382,732

Non-current liability
Due to a related party, non-current	671,776	621,021

Total non-current liability	671,776	621,021
Total liabilities	1,167,261	1,003,753

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2019	2020	2021
	USD	USD	USD
Total revenues	3,965,263	3,595,409	2,262,449
Net Income	1,834,353	1,587,375	692,774

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2019	2020	2021
	USD	USD	USD
Net cash (used in) provided by operating activities	(1,375,258)	465,210	1,433,255
Net cash provided by (used in) investing activities	10,747	-	(19,977)
Net cash provided by (used in) financing activities	1,443,234	(585,859)	(959,420)

As the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (’‘GAAP’’).

The consolidated financial statements are presented in the United States dollar (“USD”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(b)	Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result of the Company’s direct ownership in Sentage WFOE and the VIE Agreements, the Company is regarded as the primary beneficiary of the VIEs, and we treat the VIEs as the Company’s consolidated entities under U.S. GAAP, for accounting purposes. The Company has consolidated the financial results of the VIEs in its consolidated financial statements in accordance with U.S. GAAP. The VIE agreements have not been tested in a court of law in China as of the date of this annual report.

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liabilities, right-of-use assets and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Functional currency

The Group use United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is US, while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

(e)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3757, representing the index rates stipulated by the Federal Reserve Bank of New York on December 31,2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(f)	Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(g)	Restricted cash

In connection with the Company’s newly launched prepaid payment network service business, the Company is required to make an initial one-year security deposit with designated PRC banks in order to be eligible to issue prepaid gift and debit cards to customers. Security deposit is based on 1% of the estimated proceeds to be collected from the prepaid card issuance and is subject to adjustment as be determined by the PRC banks based on actual sales volume of the prepaid cards. As of December 31, 2020 and 2021, the Company has not issued any prepaid cards to customers. The Company records such security deposit as restricted cash.

(h)	Accounts receivable

Accounts receivable include service fees generated from the Company’s loan recommendation and prepaid payment network services.

The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, there was US$54,896 and nil allowance recorded as the Company considers all of the accounts receivable fully collectible.

(i)	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Office equipment and furniture	3-5 years
Transportation vehicles	3-5 years
Leasehold improvement	Lesser of useful life and lease term

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income in other income (expenses).

(j)	Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2021 and 2020.

(k)	Fair value of financial instruments

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, deferred revenue and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2021 and 2020 based upon the short-term nature of the assets and liabilities. The balance of due to related parties also approximate the fair value because it was paid by cash from related parties to the Company as working capital.

The functional currency for Sentage and Sentage HK is the United States dollar (“US$”). However, Sentage, and Sentage HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Company operates its business through its VIEs in the PRC as of December 31, 2021. The functional currency of the Company’s VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2020	2021
Year-end spot rate	US$1=RMB 6.5327	US$1=RMB 6.3757
Average rate	US$1=RMB 6.8969	US$1=RMB 6.4508

(l)	Revenue recognition

On January 1, 2018, the Company adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

The Company adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(1)	Revenue from consumer loan repayment and collection management services

Loans facilitated through the Company were consumer loan products ranging from 30,000 RMB (approximately $4,342) to 80,000 RMB (approximately US$11,579). Loan term ranges from one year to four years. All the Company’s clients are individual customers who entered into service agreements with the Company. All these loans were facilitated through the Company’s offline loan recommendation services before November 2017. Since November 2017, the Company has not provided any intermediary services for any new customers in anticipation of changes in related governing regulations in China, and the Company has been focusing on providing services related to consumer loan repayment and collection management to its customers. These consumer loan repayment and collection management services are a part of the Company’s service obligation in its service agreements with its customers. Pursuant to the service agreements, customers authorized the Company to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by customers. The Company is required to monitor loans within the loan term to ensure timely repayment of loans when they become due. Pursuant to the Company’s agreements with customers, loan repayment and collection management services are parts of bundled services offered by the Company to customers for a fixed fee and are not capable of being distinct because the Company is required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. As a result, loan management services and collection management services are not separately identifiable in the context of the contract and accordingly are treated as a bundled single performance obligation. There is no variable consideration in the contract. Once a specific loan is repaid on time, the Company’s service obligation related to such loan is satisfied. When a loan becomes delinquent, the Company is then required to assist in collection efforts for an extended service period of 12 months starting on the day such loan becomes delinquent. No additional fee can be charged for collection management services provided to delinquent loans beyond the initial fixed fee agreed. If all or a part of the loan is still not repaid after all collection management efforts are exhausted within such required service period, the Company’s service obligation related to such loan is satisfied and the Company is not responsible for any loss from an uncollectible loan.

The Company’s loan repayment and collection management services primarily include reconciling borrower repayment record and sending payment reminder and notice periodically, facilitating repayment upon maturity and collaborating with third-party collection agents and law firms in the event of delinquency etc. Loan repayment and collection management fees received from the customers upfront are deferred first, and then ratably recognized as revenue over the loan terms or an extended service period of 12 months starting on the day such loan becomes delinquent, as the Company performs designated services.

(2)	Revenue from services provided to borrower for loan recommendation

The Company started to provide recommendation services where the Company recommends prospective borrowers to funding partners in June 2019. The Company’s performance obligations include making loan product recommendations to borrower applicants, processing paperwork related to borrowers’ applications based on their specific needs, evaluating credentials of borrower applicants, appraising borrowers’ properties to be collateralized through data analysis and on-site inspection, and recommending qualified borrowers to various funding partners for loan approval. The Company receive a service fee from a borrower if he or she is approved for a loan and such loan is then funded by one of our funding partners. The Company acquires borrowers through cooperating with third-party referral partners as well as through its own borrower development efforts. For borrowers acquired through cooperating with third-party referral partners, pursuant to the service agreement between the Company and the referral partners, referral partners first charge borrowers service fees for their referrals. The Company then charges the referral partners a commission ranging from 1.5% to 2% based on the loan proceeds disbursed to the borrowers. For borrowers developed directly by the Company, the Company charges the borrowers a service fee of 1.75% to 3% of the loan amount received by the borrowers. Such revenue is recognized at the point when the Company’s performance obligations are satisfied and the loan proceeds are disbursed to a specific borrower. For the years ended December 31, 2021, 2020 and 2019, the Company earned $1,177,822, $2,087,717 and $260,388 recommendation service revenue, respectively.

Contract fulfillment costs associated with loan recommendation services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the years ended December 31, 2021 and 2020, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

(3)	Revenue from prepaid payment network services

In 2012, one of the Company’s VIE subsidiaries, Qingdao Buytop, was granted a third-party payment service license by the relevant authority in China. The Company started to provide prepaid payment network services to merchant customers in August 2019. The Company is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarket and department stores. In connection with the prepaid payment network services, the Company expects to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; (2) prepaid card payment services fees related to the issuance and use of prepaid cards.

Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, the Company charges service fee equal to 0.3% to 0.5% of each transaction amount and recognizes revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the years ended December 31, 2021, 2020 and 2019, the Company earned $928,565, $432,958 and $86,052 revenue from providing technology consulting and support service revenue to customers, respectively. As of December 31, 2021 and 2020, the Company has not issued any prepaid cards to customers.

Contract Assets and Liabilities

The Company did not have contract assets as of December 31, 2021 and 2020.

Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets of nil, $154,106 and $1,190,106 as of December 31, 2021, 2020 and 2019, respectively, consist primarily of loan management and collection management fees received from customers in advance of services performed. The Company’s contract liabilities balance decreased by approximately $0.15 million as of December 31, 2021 when compared to December 31, 2020, primarily due to recognition of deferred revenue as revenue when the designated services under the loan repayment and collection management agreements have been performed and the Company’s performance obligations were satisfied.

(m)	Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021, 2020 and 2019. The Company does not believe that there was any uncertain tax provision on December 31, 2021, 2020 and 2019. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, all of the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

(n)	Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6% . VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(o)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2021 and 2020, there were no dilutive shares.

(p)	Statutory reserve

In accordance with the Company Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(q)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

(r)	Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

(s)	Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(t)	Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2021 and 2020, the Company capitalized $Nil and $765,885 of deferred offering costs. Such costs was offset against the offering proceeds as of December 31, 2021.

(u)	Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

(v)	Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for Emerging Growth Company (“EGC”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. This guidance is effective for EGC for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”), Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Cash and cash equivalents

Cash and cash equivalents, consist of the following:

	As of December 31,
	2020	2021
	USD	USD
Cash at bank	$117,412	$10,753,049
Cash on hand	22	69
Total	$117,434	$10,753,118

The carrying amounts of the Company’s bank and cash balances are denominated in the following currencies:

	As of December 31,
	2020	2021
	USD	USD
RMB	$117,434	$642,036
USD	-	10,111,082
Total	$117,434	$10,753,118

Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.

4.	Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31,
	2020	2021
	USD	USD
Accounts receivable associated with loan recommendation services	$1,018,066	$11,594
Accounts receivable associated with prepaid payment network services	203,778	447,010
Less: Allowance for doubtful debts	-	(54,896)
Accounts receivable, net	$1,221,844	$403,708

The Company’s accounts receivable includes service fees generated through providing loan recommendation and prepaid payment network services to customers. As of December 31, 2021 and 2020, the Company had accounts receivable balance of $403,708 and $1,221,844, respectively. The allowance for doubtful accounts were $54,896 and nil as of December 31, 2021 and 2020.

5.	Loan receivable

On July 8, 2021, the Company entered into an agreement with Fortune Access Development Corporation, a British Virgin Island corporation, to purchase a one-year note with principal of $5.5 million at 3% per annum. As of December 31, 2021, the outstanding loan receivable was $5,500,000 with unsecured.

6.	Prepaid expenses and other current assets

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021
	USD	USD
Prepaid expenses and other current assets
Advance to suppliers (i)	$3,369	$65,171
Other receivable, net (ii)	318,971	442,050
Value-added Tax (“VAT”) recoverable (iii)	48,706	7,841
Prepaid expenses (iv)	11,995	-
Total	$383,041	$515,062

(i)	Advance to suppliers represents balance paid to vendors for certain services that have not been completed. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2021 and 2020, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)	Other receivable primarily includes advances to employees for business development and security deposits paid for third-party payment platforms. As of December 31, 2021 and 2020, there was no allowance recorded as the Company considers all of the other receivable balance fully collectible.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

(iv)	Prepaid expenses include mainly prepayment for rental expense and equipment maintenance etc.

7.	Plant and equipment, net

Plant and equipment consists of the following:

	As of December 31,
	2020	2021
	USD	USD
Cost:
Office equipment and furniture	$474,499	$492,985
Automobiles	60,574	62,066
Total cost	$535,073	$555,051
Less: Accumulated depreciation	(411,401)	(434,771)
Plant and equipment, net	$123,672	$120,280

Depreciation expense was $23,370, $13,022 and $14,275 for the years ended December 31, 2021, 2020 and 2019, respectively.

8.	Intangible assets, net

Intangible assets primarily consist of accounting software, which is amortized based on straight-line method over use life of 5 to 10 years.

Intangible assets, net, consist of the following:

	As of December 31,
	2020	2021
	USD	USD
Software	$339,133	$347,484
Total cost	$339,133	$347,484
Less: Accumulated amortization	(277,336)	(316,937)
Intangible assets, net	$61,797	$30,547

Amortization expense was $39,601, $40,498 and $42,747 for the years ended December 31, 2021, 2020 and 2019, respectively.

9.	Income tax

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

(b)	Hong Kong Profits Tax

Sentage HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Sentage HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2021, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

(c)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax Law (“EIT Law”), under which domestic companies would be subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The EIT Law became effective on January 1, 2008.

Sentage WFOE, Daxin Wealth, Daxin Zhuohui, Qingdao Buytop and Zhenyi are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax Laws (“EIT Laws”) and are taxed at the statutory income tax rate of 25%.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC Operating Entities after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2021, 2020 and 2019, as the Company plans to permanently reinvest the earnings generated before December 31, 2021 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes provision

Income tax expense consists of the following:

	Year ended December 31,
	2019	2020	2021
	USD	USD	USD
Current income tax expense	$-	$-	$-
Deferred income tax benefit	611,362	592,701	257,344
Total	$611,362	$592,701	$257,344

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2019	2020	2021
	USD	USD	USD
China Income tax statutory rate	25.0%	25.0%	25.0%
Nondeductible expenses-permanent difference	0.1%	0.1%	0.1%
Change in valuation allowance	(0.1)%	2.1%	6.5%
Effective tax rate	25.0%	27.2%	31.6%

Deferred taxes

The Company’s deferred tax assets are comprised of the following:

	As of December 31,
	2020	2021
	USD	USD
Deferred tax assets
Deferred tax assets derived from net operating loss (“NOL”) carry forwards and deferred revenue	$1,278,796	$13,724
Total gross deferred tax assets	1,278,796	13,724
Valuation allowance on deferred tax assets	(1,190,829)	-
Deferred tax assets, net of valuation allowance	$87,967	$13,724

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and deferred revenue that can be carried forward to offset future taxable income. As the Company ended its offline loan recommendation business in the end of 2017, management concluded that the chances for the Company’s VIEs, Daxin Wealth and Daxin Zhuohui, to utilize their net operating loss carry forwards carry forwards were remote. Accordingly, a valuation allowance of approximately $1.2 million has been provided against part of the deferred tax assets associated with the NOL carryforwards that occurred prior to December 31, 2016 due to expiration of some of loss carryforwards. As of December 31, 2021 and 2020, the Company had deferred tax assets balance of $13,724 and $87,967, respectively. In connection with the newly added loan recommendation services and prepaid payment network services, management believes that the Company will continue to generate sufficient taxable income in the 2022 fiscal year. Therefore, the Company believes that it can utilize the remaining deferred tax asset to offset future taxable income.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2021, 2020 and 2019. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2021. As of December 31, 2021, all the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

10.	Accrued expenses and other current liabilities

Accrued expenses and other payables consist of the following:

	As of December 31,
	2020	2021
	USD	USD
Accrued expenses and other current liabilities
Deposits received from customers	$20,416	$27,615
Accrued expenses	133,649	90,491
VAT and other taxes payable	28,619	216,516
Payroll payable	153,783	45,369
Total	$336,467	$379,991

11.	Related party transactions

Due to related party

Due to a related party consists of the following:

		As of December 31,
		2020	2021
Name	Related party relationship	USD	USD
Qiaoling Lu	CEO and controlling shareholder of the Company	$1,437,661	$161,020
Total due to a related party		$1,437,661	$161,020

As of December 31, 2021 and 2020, the balance due to a related party in the amount of $ 161,020 and $1,437,661, respectively, was loan advance from the Company’s controlling shareholder and was used as working capital during the Company’s normal course of business.

12.	Concentrations

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2021 and 2020, $10,753,049 and $117,412 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2021, 2020 and 2019, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the years ended December 31, 2021, 2020 and 2019, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2021, one customer accounted for 73.8% of the total accounts receivable balance. As of December 31, 2020, one customer accounted for 83.3% of the total accounts receivable balance.

13.	Shareholders’ equity

Ordinary shares

Sentage Holdings was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on September 16, 2019. The original authorized number of Ordinary Shares was 50,000 shares with par value of $1.00 per share and 10,000 shares were issued and outstanding. On September 2, 2020, the Company amended its Memorandum of Association to subdivide the authorized shares from 50,000 shares at par value of $1.00 per share to 50,000,000 shares of Ordinary Shares with par value of $0.001 per share, and subdivide the already issued 10,000 shares to 10,000,000 shares at par value of $0.001 per share As a result of this forward split, there is a total of 10,000,000 Ordinary Shares issued and outstanding. The issuance of these 10,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On July 8, 2021, the Company completed the initial public offering (“IPO”) of 4,000,000 Ordinary Shares at a price of $5.00 per share to the public for a total of US$20,000,000 of gross proceeds.

Restricted net assets

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary and VIEs from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Sentage WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Sentage WFOE and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021 and 2020, restricted net assets of Sentage WFOE and VIEs amounted to $16,612,003 and $790,447, respectively.

14.	Commitment and Contingencies

(a)	Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

(b)	Lease commitments

The Company’s VIEs Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop, entered into operating lease agreements with landlords to lease office space in Shanghai and Qingdao.

The following table sets forth our contractual obligations as of December 31, 2021：

	Payment due by December 31
	Total	2022
	USD	USD
Operating lease commitments for Lease expense under lease agreements	9,044	9,044
Operating lease commitments for property management expenses under lease agreements	71,618	71,168

15.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280, including Consumer Loan Repayment and Collection Management Services, Loan Recommendation Services and Prepaid Payment Network Services.

The following tables present summary information by segment for the years ended December 31, 2021, 2020 and 2019, respectively:

		Year ended December 31, 2019
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	3,618,823	260,388	86,052	-	3,965,263
Operating expenses	1,111,395	154,222	262,426	-	1,528,043
Income (loss) from operations	2,507,428	106,166	(176,374)	-	2,437,220
Income tax expense (benefit)	628,913	26,291	(43,842)	-	611,362
Net income (loss)	1,886,956	79,875	(132,478)	-	1,834,353
Depreciation and amortization	20,643	-	36,379	-	57,022
Capital expenditure	-	-	-	-	-
Total assets	864,698	258,176	709,201	-	1,832,075

		Year ended December 31, 2020
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	1,074,734	2,087,717	432,958	-	3,595,409
Operating expenses	422,963	821,624	170,392	-	1,414,979
Income from operations	651,771	1,266,093	262,566	-	2,180,430
Income tax expense	177,169	344,159	71,373	-	592,701
Net income	474,496	921,728	191,151	-	1,587,375
Depreciation and amortization	6,836	11,521	35,163	-	53,520
Capital expenditure	-	-	-	-	-
Total assets	694,874	1,174,137	915,577	-	2,784,588

		Year ended December 31, 2021
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	156,062	928,565	1,177,822	-	2,262,449
Operating expenses	508,772	20,717	236,039	2,275,887	3,041,415
Income (loss) from operations	(352,710)	907,848	941,783	(2,275,887)	(778,966)
Income tax expense	14,783	109,732	132,827	-	257,342
Net income (loss)	(367,692)	798,054	754,814	(2,278,417)	(1,093,241)
Depreciation and amortization	1,347	9,997	51,627	-	62,971
Capital expenditure	-	-	6,722	-	6,722
Total assets	(3,715,787)	4,011,568	1,629,846	$15,441,081	17,366,708

16.	Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.