Form 20-F
period 2022-12-31
Sentage Holdings Inc.
filed 2023-05-01
CIK 1810467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Qiaoling Lu

Telephone: +86-21 5386 0209

Email: qllu@sentageholdings.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.005 per share	SNTG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 2,805,325 issued and outstanding ordinary shares, par value US$0.005 per share.

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

“Sentage Operating Companies” or the “VIEs” refer, collectively, to Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), and their subsidiaries, all of which are limited liability companies organized under the laws of the Peoples Republic of China (the “PRC”).  We do not have any equity interests in the Sentage Operating Companies, but consolidate their financial results in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via a series of contractual agreements, or the “VIE Agreements”, among Sentage WFOE (defined below), the Sentage Operating Companies and their respective shareholders. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks.  As advised by our PRC counsel, Beijing Dentons Law Offices, LLP (Fuzhou) (“Dentons”), the VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses. For details of the VIE Agreements, see “ITEM 4. C. Organizational Structure – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“PRC operating entities” are to Sentage WFOE (defined below) and the Sentage Operating Companies;

●	“Sentage HK” are to Sentage Hong Kong Limited, a Hong Kong corporation, which is a wholly owned subsidiary of Sentage Holdings (defined below);

●	“Sentage Holdings” are to Sentage Holdings Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	“Sentage Operating Companies Shareholders” or “VIEs Shareholders” are to the shareholders of Sentage Operating Companies, or the VIEs;

●	“Sentage WFOE” or “WFOE” are to Shanghai Santeng Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Sentage HK;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Sentage Holdings, par value $0.005 per share;

●	“US$,” “U.S. dollars,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity; and

●	“VIE Agreements” are to a series of contractual agreements among Sentage WFOE, Sentage Operating Companies, and Sentage Operating Companies Shareholders.

Our business is conducted by Sentage Operating Companies, or the VIEs, in the PRC, using RMB, the currency of mainland China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected August 10, 2022.

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

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership;

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations;

●	The Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition;

●	Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure; and

●	Because we are a Cayman island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have a limited operating history, which makes it difficult to evaluate our future prospects;

●	The industries we are in are still evolving, which makes it difficult to effectively assess our future prospects;

●	The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results;

●	The wind-down of our past engagements in the consumer loan repayment and collection management business affected our business operation and financial performance, and we may not be able to expand our customer base by collaborating with third-party financial institutions as we have planned;

●	We operate a socially sensitive business public complaints against the consumer loan repayment and collection management industry generally or against us in particular may materially and adversely affect our business, financial condition and results of operations;

●	If we fail to maintain collaboration with our funding partners, our reputation, results of operations, and financial condition may be materially and adversely affected;

●	Fluctuations in interest rates could negatively affect our loan origination volume;

●	We are dependent on NetsUnion Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business;

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected; and

●	We may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business;

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us;

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws;

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China;

●	Increases in labor costs in the PRC may adversely affect our business and our profitability;

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC operating entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us;

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	Our PRC operating entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business;

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies;

●	Governmental control of currency conversion may affect the value of your investment and our payment of dividends;

●	There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits;

●	The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future;

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business;

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC;

●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S;

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless; and
●	To the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares;

●	We are not expected to pay dividends on our Ordinary Shares in the foreseeable future; and

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such list. As of the date of this annual report, according to our PRC counsel, Dentons, our business and industry are not on the negative list, and our VIE structure is not implemented to avoid direct foreign investment in the prohibited fields, but to protect the Company, its subsidiaries and VIEs from uncertainties and risks related to China’s policy on foreign investments in Sentage Operating Companies’ line of businesses. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020 and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

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

Furthermore, in addition to our existing product services and offerings, we may also from time to time explore other growth opportunities, such as broadening our customer base across all three business lines and seek strategic partnerships to enter new markets that are complementary to our existing business lines. These initiatives may have different impacts on our operation, including cannibalization of existing services. Failure to manage our expansion may have an unexpected material effect on our financial condition and results of operation.

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

The wind-down of our past engagements in the consumer loan repayment and collection management business affected our business operation and financial performance, and we may not be able to expand our customer base by collaborating with third-party financial institutions as we have planned.

Our existing loan repayment and collection management engagements were completed by the end of 2021, and no related revenue was generated in fiscal year 2022. With a team of experienced loan management professionals, the Company plans to continue its consumer loan repayment and collection management business by expanding its client base and collaborating with third-party financial institutions. However, we cannot guarantee the success of such business plan. Although we believe that we can engage new clients and continue our consumer loan repayment and collection management business successfully, there can be no assurance that such will be the case and we have not been able to execute our plan as of the date of this annual report.

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

To maintain or grow our loan recommendation business, we must continuously increase the loan volume by retaining current borrowers and attracting additional borrowers. We intend to continue to dedicate significant resources to our borrower acquisition efforts. If there are insufficient qualified loan requests, our funding partners may consider withdrawing from our collaboration, which may result in borrowers being unable to obtain capital through our recommendation services and turning to other sources for their borrowing needs.

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

According to the People’s Bank of China, or the PBOC, after June 30, 2018, third-party payment service providers, which include prepaid payment network service providers, are required to channel internet payments via NetsUnion, rather than banks’ payment gateways. As a result, we rely on NetsUnion to process transactions on our behalf. However, NetsUnion may fail or refuse to process transactions adequately, may breach its agreement with us, or may refuse to renew the agreement on commercially reasonable terms. It may also take actions that downgrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including those of its own. If we are unsuccessful in establishing or maintaining mutually beneficial relationship with NetsUnion, our business may be harmed, as there is no alternative to NetsUnion to furnish the same services.

NetsUnion requires us to comply with its network operating rules, including special operating rules that apply to us as a provider of payment services to customers. These rules are set by NetsUnion, which has the discretion as to interpretation and alteration. If there is any interpretation of, or alteration to the network rules that are inconsistent with the way we currently operate, we may be required to make changes to our business operation. This could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with NetsUnion, we could be fined or prohibited from processing prepaid cards. In addition, violations of the network rules or failure to maintain good relationships with NetsUnion could increase our costs or otherwise harm our prepaid payment network business.

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

Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, a more extensive pool of borrowers, larger amounts of data, greater brand recognition and customer loyalty, and broader partner relationships than we do. For example, traditional financial institutions may offer loan recommendation services. Experienced enterprises in financial product development and risk management that are able to devote greater resources to the development, promotion, sale and technical support of their platforms, may gain an edge in the competition against us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

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

Any malicious or innocent negative allegations made by the media or other parties about our company, including, but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the industries in which we operate are still evolving, negative publicity may arise from time to time. Negative publicity about China’s financial industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

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

Furthermore, we rely on certain third-party service providers, such as borrower acquisition partners, data providers, and third-party collection agencies, to conduct our business. If these service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Even though the third-party services we engage are usually subject to pay-per-use schedules, we do maintain a few fixed-term contracts, and we cannot assure you that we can renew them once they expire, or we can renew them with the term we desire. Such service providers may also be demanded by their customers not to work with us, or form alliances to seek better terms dealing with us. Even though our business does not substantially depend on any particular third-party service providers, the above-mentioned occurrences may result in our diminished ability to operate our business, potential liability to borrowers, inability to attract borrowers, reputational damage, regulatory intervention, and financial harm. Such occurrences could negatively impact our business, financial condition, and results of operations.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law (《中华人民共和国数据安全法》), which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

The Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》), (issued by Standing Committee of the National People’s Congress Standing Committee of the National People’s Congress and became effective on November 1, 2021) provides that critical information infrastructure operators (“CIIOs”) and personal information processors whose quantity of processing of personal information reaches that as prescribed by the CAC must store personal information collected and generated within the territory of the People’s Republic of China. Where it is necessary to provide such information and data to an overseas party, such provision are required to pass the security evaluation organized by the CAC, unless otherwise waived by laws or administrative regulations.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures (《网络安全审查办法》), which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) (《网络数据安全管理条例（征求意见稿）》), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Cybersecurity Review Measures, which provides that data processing operators who possess personal data of at least one million users conducting listings in foreign countries or process data that affects or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which were effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file with the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As of the date of this annual report, our PRC operating entities have not received any notice from any authorities identifying the operating entities as a CIIO or requiring the operating entities to go through cybersecurity review or network data security review by the CAC. Nor our PRC operating entities have been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities. Our operating entities have not received any inquiry, notice, warning, or sanction in such respect. We believe that our PRC operating entities are in compliance with the aforementioned regulations and policies that have been issued by the CAC. However, as uncertainties remain regarding the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, the operating entities could be subject to cybersecurity review, and if so, the operating entities may not be able to pass such review. In addition, our PRC operating entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the operating entities’ app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against the operating entities, which may have material adverse effect on the operating entities’ business, financial condition or results of operations.

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

We regard our intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business— Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient for providing us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

In the beginning of February 2020, we had to temporarily suspend our prepaid payment network services due to government restrictions. We managed to promptly implement a series of response measures to the COVID-19 pandemic, including having our full work force resume work remotely by the end of February 2020. We fully resumed our operation on March 10, 2020 and our business was fully operational in 2021. However, our business facilities in Shanghai, China were temporarily closed again, starting from April 2022 to June 2022, as a result of local government’s efforts to contain the resurgence of the COVID-19 pandemic. The COVID-19 negatively affected our operations in fiscal year 2022 and could cause the Company’s revenue and cash flows to underperform in the next 12 months.

For the consumer loan repayment and collection management business, due to the uncertainties caused by the COVID-19, our prospective business partners were not able to start new cooperation with us and we were not able to generate any revenue for fiscal year 2022.

For the loan recommendation services, which requires face-to-face interaction with potential customers, the temporary lock down from April 2022 to June 2022 severely impacted our ability to generate new business. Even after June 2022, due to the uncertainties caused by COVID-19, the demand from customers decreased sharply and the we were not able to generate any revenue for fiscal year 2022.

For the prepaid payment network services, the revenue in 2022 declined sharply because decreased demand from customers due to the uncertainties caused by COVID-19.

Although China relaxed the COVID-19 restrictions at the end of 2022, because the COVID-19 has deeply affected businesses and economy in China from 2020 to 2022, the extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2022, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

As a public company, we are subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Since we qualify as an “emerging growth company” pursuant to the JOBS Act with less than US$1.235 billion in revenue for our last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Doing Business in China

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

The Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions (Order of the People’s Bank of China (2010) No. 2, “Order No. 2”) (中国人民银行令[2010]第2号《非金融机构支付服务管理办法》) was promulgated by the PBOC on June 14, 2010. According to Order No. 2, the business scope of a foreign-invested payment institutions, the qualification conditions, and the allowed ratio of contribution of the payment institution’s foreign investors shall be stipulated by the PBOC and submitted to the State Council for approval. According to “Announcement No. 7 of the People’s Bank of China (2018) (《中国人民银行公告（2018）第7号》”) (“No. 7 Announcement”), which was issued by the PBOC and became effective on March 19, 2018, upon approval by the State Council, pursuant to the Law of the People’s Republic of China on the People’s Bank of China and Order No. 2, foreign-invested payment institutions should satisfy regulatory requirements relevant to foreign-invested payment institutions. According to Order No. 2 and the No. 7 Announcement, the VIE entity, Qingdao Buytop, is considered a payment institution, as it provides prepaid payment network services. To comply with PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we rely on the VIE Agreements with the Qingdao Buytop to operate such business in China and Qingdao Buytop has obtained all requisite licenses.

The Ministry of Commerce of the People’s Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015, or the “2015 FIL Draft,” which expanded the definition of foreign investment and introduced the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the Foreign Investment Law has deleted the particular reference to the concept of “actual control” and contractual arrangements from the 2015 FIL Draft, there is still uncertainty regarding whether the VIEs would be identified as a foreign-invested enterprise in the future. As a result, we cannot assure you that the Foreign Investment Law will not have a material and adverse effect on our ability to conduct our business through the VIE Agreements.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law (《中华人民共和国数据安全法》), which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On July 10, 2021, the CAC issued the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”) (《网络安全审查办法（修订草案征求意见稿）》), which required, among others, in addition to any “critical information infrastructure operators (“CIIOs”),” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On August 20, 2021, the Standing Committee of the National People’s Congress Standing Committee of the National People’s Congress issued The Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》), effective on November 1, 2021. It provides that critical information infrastructure operators (“CIIOs”) and personal information processors whose quantity of processing of personal information reaches that as prescribed by the CAC must store personal information collected and generated within the territory of the People’s Republic of China. Where it is necessary to provide such information and data to an overseas party, such provision are required to pass the security evaluation organized by the CAC, unless otherwise waived by laws or administrative regulations.

On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), (《网络数据安全管理条例（征求意见稿）》), and accepted public comments until December 13, 2021. The Network Internet Data Protection Draft Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes the personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

Later on, December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures Transfer (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As advised by our PRC counsel, Dentons, the operations of the PRC operating entities and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

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

The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

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

On December 16, 2021, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s Determination. Enrome LLP is headquartered in Singapore, and can be inspected by the PCAOB.

However, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, our Ordinary Shares may be delisted in the future if the PCAOB is unable to inspect our accounting firm within two years.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has taken effect on March 31, 2023.

The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing.

According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Trial Measures further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries,the VIEs to operate in China, or any of their subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, the VIEs, or any of their subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, and the VIEs, or any of their subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations.

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

We currently operate three lines of business in loan repayment and collection management, loan recommendation, and prepaid payment network through three of the Sentage Operating Companies, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop, pursuant to a series of contractual arrangements, also known as VIE Agreements. As of the date of this annual report, Zhenyi, another VIE and Sentage Operating Company, is not engaged in active business operation but is expected to provide us with technical and system development and support in the future. All the Sentage Operating Companies were incorporated as limited companies pursuant to PRC laws. Specifically, Daxin Wealth and Daxin Zhuohui are engaged in the loan repayment and collection management business, Daxin Zhuohui provides loan recommendation services, and Qingdao Buytop provides prepaid payment network services.

On July 9, 2021, our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “SNTG.”

On July 13, 2021, we closed our initial public offering (“IPO”) of 4,000,000 Ordinary Shares, or 800,000 Ordinary Shares reflecting the 1-for-5 share consolidation that took effect on August 10, 2022, pursuant to the registration statement on Form F-1 (File No.333-254558).

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this report, none of the Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. As of the date of this annual report, according to our PRC counsel, Dentons, our operations in the PRC and our continued listing are not subject to the review or prior approval of the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

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

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect our auditor, and as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

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

Dividends and Distributions

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

For the fiscal year 2022, 2021 and 2020, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to our WFOE from our Company as needed through Sentage HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Sentage HK; and (iv) WFOE and the VIE lend to and borrow from each other from time to time for business operation purposes.  As of the date of this annual report, cash transfers and transfers of other assets between the Company, its subsidiaries, and the VIE, were as follows: For fiscal year 2021, the Company transferred all the net IPO proceeds in the amount of $16.91 million to its subsidiary, Sentage HK. There was no cash or other assets transfer between the Company, its subsidiaries, and the VIE during the fiscal years ended December 31, 2022 and 2021. As of the date of this annual report, the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements, nor does it have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

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

Current PRC regulations permit Sentage WFOE to pay dividends to Sentage HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Recent Regulatory Developments

Recent regulatory developments on oversea-listing

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies.

Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and completed their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless.”

See “Item 3. D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless .”

As of the date of this annual report, we and the PRC operating entities have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

Recent regulatory development of Cyberspace Administration of China over data security

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As advised by our PRC counsel, Dentons, the operations of the PRC operating entities and our continued listing has not be affected and are not subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. For further details, see “Item 3. D. Risk Factors—Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.”

Selected Condensed Consolidated Financial Schedule of Sentage Holdings Inc., its subsidiaries, and the VIEs

The following tables present selected condensed consolidated financial data of Sentage Holdings Inc. and its subsidiaries and VIEs for the fiscal years ended December 31, 2022, 2021, and 2020, and balance sheet data as of December 31, 2022, 2021 and 2020, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2020
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	3,595,409	-	3,595,409
Net Income	-	-	1,587,375	-	1,587,375
Comprehensive Income	-	-	1,624,368	-	1,624,368

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	2,262,449	-	2,262,449
Net Income (loss)	(1,748,643)	(37,371)	692,775	-	(1,093,241)
Comprehensive Income (loss)	(1,748,643)	(36,328)	844,511	-	(940,461)

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	161,372	-	161,372
Net Income	(1,470,635)	(130,766)	(960,506)	-	(2,561,907)
Comprehensive Income	(1,470,635)	(183,036)	(994,319)	-	(2,647,990)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	10,145,841	637,546	-	10,783,387
Total current assets	15,611,082	12,844,391	1,526,409	(12,779,725)	17,202,157
Total assets	15,611,082	12,844,391	1,690,960	(12,779,725)	17,366,708
Total liabilities	2,208,643	10,111,084	1,003,752	(12,779,725)	543,754
Total shareholders’ equity	13,402,439	2,733,307	687,208	-	16,822,954
Total liabilities and shareholders’ equity	15,611,082	12,844,391	1,690,960	(12,779,725)	17,366,708

	As of December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	3,785,115	20,020	-	3,805,135
Total current assets	12,740,447	6,873,303	1,442,879	(6,715,249)	14,341,380
Total assets	12,740,447	7,035,573	1,598,063	(6,715,249)	14,658,834
Total liabilities	1,466,983	3,826,962	1,905,174	(6,715,249)	483,870
Total shareholders’ equity	11,273,464	3,208,611	(307,111)	-	14,174,964
Total liabilities and shareholders’ equity	12,740,447	7,035,573	1,598,063	(6,715,249)	14,658,834

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	-	465,210	-	465,210
Net provided by (used in) investing activities	-	-	-	-	-
Net cash provided by financing activities	-	-	(585,859)	-	(585,859)

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,815,919)	1,433,255		(382,664)
Net used in investing activities	-	(5,500,000)	(19,977)		(5,519,977)
Net cash provided by (used in) financing activities	-	17,360,717	(959,420)		16,401,297

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(6,291,604)	(371,005)	-	(6,662,609)
Net provided by investing activities	-	-	(34,346)	-	(34,346)
Net cash provided by financing activities	-	-	(173,162)	-	(173,162)

Business

Through the Sentage Operating Companies, we are a financial service provider that offers a range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging a deep understanding of the client base, strategic partner relationships, and valuation models and technologies, the Sentage Operating Companies are committed to working with the clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives.

We currently report our operating revenue from three main revenue streams, namely, (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service.

For fiscal years 2022, 2021 and 2020, our revenue was $161,372, $2,262,449 and $3,595,409, respectively, and our net profit (loss) was $(2,561,907), ($835,897) and $2,180,076, respectively. The declines of our revenue and increase in our net loss in fiscal year 2022 was due to the fact that we did not generate any revenue from the consumer loan repayment and collection management service and loan recommendation service due to the impact of COVID-19.

The declines of our revenue and net profit in fiscal year 2021 was mainly due to the fact that the outstanding servicing agreements under our consumer loan repayment and collection management were fully completed in fiscal 2021 and revenues from this service were significantly reduced in 2021. Revenue from the consumer loan repayment and collection management accounted for 29.9%, 6.9%, and nil of the total revenue for the fiscal year ended December 31, 2020, 2021 and 2022, respectively. Revenue from the loan recommendation accounted for 58.1%, 52.1% and nil of the total revenue for the fiscal year ended December 31, 2020, 2021 and 2022, respectively. Revenue from prepaid payment network service business accounted for 12%, 41% and 100% of the total revenue for the fiscal year ended December 31, 2020, 2021 and 2022, respectively.

For the consumer loan repayment and collection management business, due to the uncertainties caused by the COVID-19, our prospective business partners were not able to start new cooperation with us and we were not able to generate any revenue for fiscal year 2022. For the loan recommendation services, which requires face-to-face interaction with potential customers, the temporary lock down from April 2022 to June 2022 severely impacted our ability to generate new business. Even after June 2022, due to the uncertainties caused by COVID-19, the demand from customers decreased sharply and the we were not able to generate any revenue for fiscal year 2022. For the prepaid payment network services, the revenue in 2022 declined sharply because decreased demand from customers due to the uncertainties caused by COVID-19. Although China relaxed the COVID-19 restrictions at the end of 2022, because the COVID-19 has deeply affected businesses and economy in China from 2020 to 2022, the extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

Consumer Loan Repayment and Collection Management Service

For the fiscal years 2022, 2021 and 2020, revenue generated from the Sentage Operating Companies’ consumer loan repayment and collection management services was nil, US$156,062 and US$1,074,734, respectively. Since the end of 2017, the Sentage Operating Companies have not charged any new fees for loan repayment and collection management. All loan repayment and collection management engagements were fully completed by December 31, 2021.

The Sentage Operating Companies devised and implemented a systematic repayment and collection management process adapted to each stage of a loan. Prior to loan delinquency, the Sentage Operating Companies provided customers with services such as repayment record reconciliation and payment reminders and notices. Upon delinquency, the Sentage Operating Companies’ experienced in-house team worked on recovering past-due loans during the first three months of delinquency through means that did not require face-to-face interaction. If delinquency exceeded three months, the Sentage Operating Companies outsourced loan collection services to reputable and local licensed third-party loan collection agencies, whose performance was supervised and evaluated by the Sentage Operating Companies under a monitoring system. Specifically, these third-party agencies collected past-due loans through various collection efforts such as professional skip-tracing (i.e. the process of locating a borrower who cannot be found at his or her place of residence or usual hangouts) and on-site visits. After the first six months of delinquency, if all the previous efforts to recover past-due loans remained unsuccessful, and after having received the Sentage Operating Companies’ customers’ express authorizations, the Sentage Operating Companies then engaged reputable third-party law firms and initiate judicial proceedings against the delinquent borrower on behalf of the customers. As the Sentage Operating Companies exclusively relied upon third-party resources for on-site visits, their in-house team was able to minimize potential physical confrontation with borrowers and effectively controlled compliance-related risks. In addition, the Sentage Operating Companies coordinated and managed all client engagements and collected information centrally through the Shanghai headquarters. Through the internal management system, the Sentage Operating Companies assigned and adjusted repayment and collection tasks to in-house specialists and third-party collection agencies based on a variety of factors. The Sentage Operating Companies believed this centralized management allowed them to streamline and standardize the payment and collection management process, effectively monitor compliance levels, and increase collection efficiency.

For fiscal years 2022, 2021 and 2020, the total amount repaid by borrowers and collected by the Sentage Operating Companies and third-party agencies reached RMB nil , RMB1.01million (approximately US$ 0.16million), and RMB 2.16 million (approximately US$ 0.31 million), respectively. While the Sentage Operating Companies offer services nationwide, they strategically focused on strengthening their presence in second-tier and third-tier Chinese cities where they have observed a strong demand for consumer loans. The Sentage Operating Companies’ existing loan repayment and collection management engagements were fully completed by December 31, 2021. Those customers paid service fees for loan repayment and collection management as part of the Sentage Operating Companies’ service agreements that were entered into at the time of loan facilitation. Such prepayments were recorded as a credit to a liability account for prepayments on the Sentage Operating Companies’ balance sheet. As the Sentage Operating Companies provided loan repayment and collection management services to specific customers clients, loan management and collection management fees received from customers in advance were deferred and recognized as revenue over time when designated services were performed.

All loan repayment and collection management engagements were fully completed by December 31, 2021. With a team of experienced loan management professionals, the Sentage Operating Companies plan to continue the consumer loan repayment and collection management business by expanding the client base and collaborating with third-party financial institutions. The Sentage Operating Companies have been actively seeking collaboration with third-party financial institutions to further the consumer loan repayment and collection management services. However, there can be no guarantee that the Sentage Operating Companies will be successful in their efforts to continue their consumer loan repayment and collection management business.

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

The Sentage Operating Companies provide services, including processing paperwork related to borrowers’ applications, evaluating credentials of borrower applicants, and appraising properties to be collateralized through data analysis and on-site inspection. For borrowers the Sentage Operating Companies acquired through business contacts, the Sentage Operating Companies do not directly charge them any service fee. Instead, referral partners first charge borrowers service fees for their referrals. The Sentage Operating Companies then charge the referral partners a commission pursuant to the service agreement between them and the referral partners. The Sentage Operating Companies did not provide new services in fiscal year 2022, due to the impact of COVID-19.

The Sentage Operating Companies only recommend borrowers who are able to collateralize properties that have been evaluated and approved by a team of experienced in-house appraisers. This asset-driven risk management approach is designed to minimize borrowers’ default risk, mitigate the impact of a default, and promote sustainable returns for the funding partners. Specifically, the Sentage Operating Companies require a current real estate appraisal on all properties that borrowers intend to collateralize. Leveraging the appraisal model and technologies, the experienced in-house appraisers first undertake a rigorous due diligence process involving intensive data collection, review, and analysis to ensure that the Sentage Operating Companies understand the state of the market and the risk-reward profile of the property. The Sentage Operating Companies then conduct a complete visual inspection of the interior and exterior of the property, through which they examine conditions that might adversely affect the property’s value. After consolidating information collected through various channels, the in-house appraisers compare the property with comparable sales based on a set of factors selected to assess specific features of the property and its market conditions..

The Sentage Operating Companies continuously work on strengthening the cooperation with funding partners and organically expanding the network of funding partners. For fiscal year 2022, and as of April 22, 2023, due to the ongoing impact of the COVID-19 pandemic, the Sentage Operating Companies did not do any business with the funding partners. The Sentage Operating Companies provide the funding partners access to a high-quality borrower applicants base, as well as enhanced credit assessment and risk management capabilities. The Sentage Operating Companies value proposition is further magnified by the repeat lending and cross-selling opportunities the Sentage Operating Companies provide to them. Once borrowers are connected to funding partners through services, funding partners will be able to extend more loans and sell other financial products to such borrowers. The Sentage Operating Companies acquire the funding partners through word-of-mouth referrals and referrals made by the shareholders and management team members, many of whom have established extensive connections in the financial industry based on their respective years of professional experience. While remaining subject to regulations on loan recommendation services, the business model does not subject the Sentage Operating Companies to the relevant local regulatory requirements that are applicable to online lending platforms, since the Sentage Operating Companies do not provide online financing intermediary services. The Sentage Operating Companies believe the strengthened cooperation with funding partners will permit them to sustainably grow the business and mitigate any negative impact brought by the continuing challenging regulatory environment in China.

Borrowers may be drawn to the Sentage Operating Companies because of the convenient access to various mortgage products offered by funding partners, a transparent, easily navigable recommendation process, and a client-centric service approach aiming to understand borrowers’ specific financial needs and match them with mortgage products suitable to their current situation. The number of borrowers who have used the Sentage Operating Companies’ recommendation services has grown rapidly over time through third-party and word-of-mouth referrals. For fiscal year 2020, the funding partners approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB744.269 million (approximately US$107.91 million) and the Sentage Operating Companies earned $2,087,717 recommendation service revenue. For fiscal year 2021, the funding partners approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB 256.85million (approximately US$39.82 million) and the Sentage Operating Companies earned $1,177,822 in recommendation service revenue. For fiscal year 2022, the Sentage Operating Companies earned nil recommendation service revenue due to that the Sentage Operating Companies were not able to engage new customers, which process required face-to-face interactions with customers, in the first half of 2022 (the peak season for this type of business). After June 2022, the demand from customers decreased sharply due to the continued uncertainties caused by COVID-19, resulting in nil in revenues for fiscal year 2022.

Prepaid Payment Network Service

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient, and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from the Sentage Operating Companies, will be able to buy goods and services offered by the Sentage Operating Companies’ merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion Clearing Corporation (“NetsUnion”) (i.e. the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), the Sentage Operating Companies prepaid payment network services enable qualified merchants selected by the Sentage Operating Companies after rigorous internal review to accept prepaid-card payments using traditional payment terminals. The growing prepaid payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow us to provide merchants with continuously improving services and technologies. During fiscal year 2020, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$432,958. During fiscal year 2021, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$928,565. During fiscal year 2022, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$161,372, which decrease was due to decreased demand due to the uncertainties of COVID-19. As of April 22, 2023, the Sentage Operating Companies have engaged a total of 11 merchant customers for the prepaid network payment business.

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

The Sentage Operating Companies’ proprietary technology systems are critical to the growth of the prepaid payment network business, allowing the Operating Companies to process a large volume of transactions, achieve high level of stability, promote workflow automation, and build an easily scalable business model. Supported by a set of integrated databases, the Sentage Operating Companies’ information system can efficiently process and analyze a high volume of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The Sentage Operating Companies’ account management system allows the Sentage Operating Companies to consolidate and manage all the customers’ account information and track the balances of customer accounts in an efficient manner, promoting more transparent management of fund movements. The Sentage Operating Companies regularly update the systems to improve their reliability, efficiency and compatibility with the services and evolving regulatory requirements. We believe that the proprietary technology systems will enable the Sentage Operating Companies to build a highly automated platform that is compatible with mainstream payment methods and channels across different industries. As of the date of this annual report, the Sentage Operating Companies’ systems have not encountered any major system interruption.

Loan Repayment and Collection Management Service

The Sentage Operating Companies’ Repayment and Collection Management Service

The Sentage Operating Companies provided consumer loan repayment and collection management services to customers by leveraging the in-house team’s years of industry knowledge, strategic partnerships with third parties, standard and streamlined repayment and collection management process, centralized management, and proprietary IT infrastructure. The Sentage Operating Companies’ loan repayment and collection management engagements were completed by the end of 2021. For the fiscal years 2020, 2021, and 2022 revenue generated from the consumer loan repayment and collection management services was US$1,074,734, US$156,062, and nil, respectively.

Repayment and Collection Management Process

In general, when a borrower does not make a payment as scheduled, the Sentage Operating Companies consider the loan as being delinquent.

Prior to loan delinquency, the Sentage Operating Companies provide customers with services such as repayment record reconciliation and payment reminders and notices. Specifically, the Sentage Operating Companies assist borrowers to fulfill their loan obligations according to an agreed-upon schedule through daily management and monitoring of loan repayments and provide customers with after-lending services to receive investment returns throughout the life of loan. The Sentage Operating Companies also send repayment reminders through SMSs by their service representatives before the due date for each scheduled loan repayment. Borrowers may elect to make full prepayments prior to the date for the scheduled repayment. Repayments are made directly to customers. The Sentage Operating Companies are not involved in the process of prepayment.

Upon delinquency, the Sentage Operating Companies integrate internal and external resources to implement a systematic repayment and collection management process adapted to each stage of a loan. When a loan becomes delinquent, the service representatives may contact the borrower on the same day to request an immediate payment or negotiate a repayment date. The Sentage Operating Companies utilize the following strategies to collect loans based on the severity of the delinquency:

●	Within one to seven days past due, the Sentage Operating Companies will contact the defaulting borrower by phone to understand reasons for the nonpayment and inform them of consequences of past-due repayments.

●	If the delinquency exceeds seven days, the borrower cannot be located, has refused to make repayment, or otherwise failed to cooperate with the Sentage Operating Companies, the delinquent loan will be sent to the in-house team for loan collection.

●	During the first three months of delinquency, the Sentage Operating Companies utilize the in-house team to recover the delinquent loan using professional skip tracing, phone calls, voice messages, text messages, e-mails, etc.

●	After the first three months of delinquency, the Sentage Operating Companies engage professional, licensed third-party reputable collection agencies who will be responsible for collecting the delinquent loan. In addition to the methods utilized by the in-house team, they also pay on-site visits to borrowers.

●	After the first six months of delinquency, the Sentage Operating Companies engage reputable third-party law firms and initiate judicial proceedings against the borrower on behalf of the customer after obtaining his or her authorization. The Sentage Operating Companies provide a holistic range of services across all phases of a judicial proceeding to assist the customer with navigating the process, such as serving as an intermediary between the customer and the legal team and explaining legal documents to the customer in a clear and concise manner.

●	During any stage as described above, borrowers directly make repayments to customers. The Sentage Operating Companies are not involved in the process of repayment.

Quality Assurance

We believe that quality assurance is critical to the success of our business. To ensure in-house specialists and third-party agencies consistently provide quality services that meet the standards, the Sentage Operating Companies have designed and adopted the following set of policies and procedures to incentive them, help them improve based on their past performance, and manage their workload based on their experience and expertise.

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

Compliance Policies

The Sentage Operating Companies have adopted the following compliance policies:

●	Employee Code of Conduct. The Sentage Operating Companies’ efforts to maintain compliant operations starts with the training and continuing education of the employees. The Employee Code of Conduct sets forth the basic code of ethics, proper business conduct and obligations to customers. In particular, the code emphasizes the importance of keeping proprietary information confidential and maintaining a high level of professionalism in the performance of work functions, and have strict guidelines that prohibit certain actions such as selling borrower information, impersonating government officials, threat of violence, and use of vulgar or inappropriate language. In addition, the code specifies the reward and disciplinary actions for employees abiding by or violating this Employee Code of Conduct and other company regulations.

●	Quality Assurance Management Plan. The goal of implementing the Quality Assurance Management Plan is to standardize the repayment and collection management operations, minimize risks related to repayment and collection management services, and ensure compliance with government and internal regulations. The plan sets forth definitions of violating conduct, including improper management of private and personal information, procedural violations, and fraudulent conduct and violations specific to loan repayment and collection management. The plan also includes corresponding penalties for employee violations and subsequent remediation plans to minimize the damage and prevent future incidents of similar violations. The plan consists of (i) Telephone Record Inspection Regulation; (ii) Compliance Management Regulation; (iii) Information Security Regulation; (iv) Work Log Inspection Regulation; and (v) Trade Secret Protection Regulation.

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

Compliance Management

If borrowers find the Sentage Operating Companies’ repayment and collection methods and the conduct of the Sentage Operating Companies’ in-house specialists unacceptable and believe that such methods and conduct infringe upon their rights, they may initiate lawsuits against us alleging improper conduct and violations of law. As of the date of the annual report, the Sentage Operating Companies have not been involved in any lawsuit initiated by customers.

If a customer determines that the Sentage Operating Companies failed to comply with the Sentage Operating Companies’ quality assurance obligations under the contract between the Sentage Operating Companies and such customer, such customer may penalize the Sentage Operating Companies monetarily or rescind the contract if the breach is severe. As of the date of the annual report, none of the customers to whom the Sentage Operating Companies have provided services has penalized us monetarily or rescinded contracts with the Sentage Operating Companies.

The Sentage Operating Companies take allegations seriously and have developed a systematic approach to avoid potential allegations. If an in-house specialist believes that a borrower is likely to initiate a lawsuit based on his/her interaction with the borrower, he/she is required to report the case to the respective quality assurance team. The quality assurance personnel then contact the borrower directly and seeks to address the borrower’s concern in order to reduce the likelihood of a lawsuit. Once notified of the potential lawsuit, the management team will immediately conduct a preliminary investigation to verify the allegations. If the allegations are not substantiated and the customer is notified of the findings, the customer may attempt to communicate with the borrower directly. If the allegations are substantiated, the Sentage Operating Companies and the customers will both attempt to communicate with the borrower. Based on the information the Sentage Operating Companies receive from the borrower, the Sentage Operating Companies may undertake certain actions to rectify the problem, including to compensate the borrower after negotiation with the customers, and/or to demote or terminate the responsible in-house specialist in accordance with the Sentage Operating Companies’ compliance policies.

In an effort to avoid potential allegations, the Sentage Operating Companies carefully assign cases to the in-house specialists, monitor employees’ conduct according to the compliance policies during the repayment and collection management process, and implement proper training to continuously educate the employees about the Sentage Operating Companies’ compliance policies and government rules and regulations. For details on the effects of the in-house specialists’ conduct on business, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Our employees and collection specialists of third-party agencies may violate the Sentage Operating Companies’ compliance policies and government rules and regulations during the repayment and collection management process.”

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

As of the date of this annual report, the Sentage Operating Companies partnered with 5 third-party collection agencies and 7 law firms. The Sentage Operating Companies entered into standard service agreements with the collection agencies and law firms, pursuant to which the Sentage Operating Companies are obligated to pay service fees to them after they have satisfied their performance obligations. A customer is not responsible for the service fees payable to third-party collection agencies and law firms. The actual loan amount a customer will receive at the end of the repayment and collection process is the entire repaid and collected loan amount.

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

Loan Recommendation Service

Business Model and Recommendation Process

As part of the strategy to diversify and expand the product and service offerings, the Sentage Operating Companies started the loan recommendation service in June 2019. Leveraging the advanced credit assessment and risk management capabilities, the Sentage Operating Companies carefully evaluate applications and supporting materials submitted by individual borrowers and recommend those borrowers deemed qualified to funding partners, who in return directly provide funds to borrowers recommended by the Sentage Operating Companies. The Sentage Operating Companies endeavor to provide a transparent, seamless, and convenient recommendation process for both borrowers and funding partners, while safeguarding their respective interests. During the period from the Sentage Operating Companies’ business launch to December 31, 2019, the Sentage Operating Companies steadily expanded the scale of the Sentage Operating Companies’ loan recommendation business and reached US$260,388 in revenue. For the fiscal year 2020, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB744.269 million (approximately US$107.91 million) and the Sentage Operating Companies earned $2,087,717 recommendation service revenue. For the fiscal year 2021, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB256.85million (approximately US$39.82million) and the Sentage Operating Companies earned $1,177,822 recommendation service revenue. For the fiscal year 2022, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of nil and the Sentage Operating Companies earned nil recommendation service revenue.

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

The following diagram illustrates the transaction process through which the Sentage Operating Companies offer loan recommendation services:

Step 1: Screening

Either through business contacts or word-of-mouth referral, a potential borrower applicant with needs for a mortgage may contact us over the phone and through email. A member of the Sentage Operating Companies’ credit assessment team will present an overview of mortgage products available, recommendation procedures, and assessment criteria and approval standards, learn about the borrower’s background, and briefly discuss whether his or her financing needs can be met with the mortgage products available.

After the initial screening, the credit assessment team will either decline or allow the applicant to apply based on available information. At this stage, approximately 30% of loan recommendation applications are being rejected.

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

Step 3: Credit Assessment and Risk Management

The Sentage Operating Companies conduct credit assessments for those applicants whom the Sentage Operating Companies have selected after the preliminary review. The rigorous, comprehensive review process involves information collection, verification, and analysis through various sources, as well as a multidimensional real estate appraisal. Specifically, the credit assessment team evaluates the applicant’s credit history, liquidity, and other criteria to develop a borrower profile that is measured against the internal review guidelines and measures. Additionally, they analyze title reports, credit reports, real estate holdings, disclosures, and legal reviews to ensure that the applicant is deemed credit worthy. The Sentage Operating Companies pay extra attention to evaluating the value, conditions, risks, and the market of the property the applicant is able to collateralize. For an applicant to receive the Sentage Operating Companies’ recommendation, the Sentage Operating Companies require that the appointed in-house appraiser and risk-management team both recommend his or her property as qualified collateral in their opinion and report.

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

Step 4: Loan Recommendation

The Sentage Operating Companies recommend qualified borrowers directly to funding partners. The funding partners, after completing their internal risk assessment and loan approval procedures, make the final credit decisions and directly fund borrowers with mortgage suitable for borrower’s financial situation. For fiscal years 2020, 2021 and 2022, approximately 90%, 100% and nil borrowers we recommended were accepted by the funding partners.

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

The Sentage Operating Companies generally avoid special-purpose properties such as assisted-living facilities. For fiscal years 2020, 2021 and 2022, residential properties constituted the major collateral type, representing approximately 97%, 100%, and 0%, respectively, of all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation and commercial properties represented the remaining 3% and 0%, respectively.

Geography

Currently, the Sentage Operating Companies only consider qualified properties located in Shanghai City, China as acceptable collateral. We believe that the Sentage Operating Companies’ strategic choice on the geographical location allows us to provide high-quality appraisal services by leveraging the team’s extensive knowledge of the local market and stable business partnerships the Sentage Operating Companies have built with reputable local third-party appraisers and other service providers. Such strategy ensures that borrowers are able to obtain the loan amount that accurately corresponds to the value of their properties and properly reflects the local market liquidity. It also protects the funding partners against lending more than they might be able to recover in the case of default.

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

The typical mortgage in the Sentage Operating Companies’ product portfolio provides a fixed-rate, interest-only term. As of April 22, 2023, all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation had an initial loan term of 24 to 36 months with an interest rate of 6% to 8%.

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

The Sentage Operating Companies continuously work on strengthening the cooperation with funding partners and organically expanding their network of funding partners. For the fiscal year 2021, the funding partners had approved loans to borrowers recommended by us in the aggregate amount of RMB256.85million (approximately US$39.82 million). In the past, all the financial institution funding partners are commercial banks, the majority of which are reputable national and regional banks. In the future, the Sentage Operating Companies plan to expand and diversify the funding partner base by seeking opportunities to collaborate with other kinds of institutions and organizations, including pawnshops, micro-lending companies, etc.

The Sentage Operating Companies establish relationships with the funding partners through word-of-mouth referrals and referrals made by the shareholders and management team members, many of whom have established extensive connections in the financial industry based on their professional experience.

The funding partners choose to partner with the Sentage Operating Companies for access to the Sentage Operating Companies’ borrower applicants base, enhanced credit assessment and risk management capabilities, and other services, including borrower and product matching. The Sentage Operating Companies’ value proposition is further magnified by the repeat lending and cross-selling opportunities the Sentage Operating Companies provide to them. Once borrowers are connected to funding partners through the Sentage Operating Companies’ services, funding partners will be able to extend more loans and sell other financial products to such borrowers. The Sentage Operating Companies do not receive any fees or commissions on such additional loan products. Historically, the Sentage Operating Companies have delivered value in the form of a delinquency rate of zero percent for the funding partners. However, there is no guarantee that the Sentage Operating Companies will maintain a low default rate in the future, as the Sentage Operating Companies only recently started the loan recommendation business and the default rate may change as the mortgage loans granted to borrowers the Sentage Operating Companies recommended become more seasoned. As the Sentage Operating Companies have built their industry credibility and earned trust from funding partners based on the proven track record, they are currently exploring the possibility to provide new services to them, such as post-origination services. Although subject to regulations on loan recommendation services, their business model does not subject us to the relevant local regulatory requirements that are applicable to online lending platforms since the Sentage Operating Companies do not provide online financing intermediary services. We believe that the Sentage Operating Companies’ strengthened cooperation with funding partners allows us to sustainably grow their business and mitigate the negative impact brought by the continuing challenging regulatory environment in China.

Other Partners

●	Borrower acquisition. The Sentage Operating Companies leverage cooperation with referral partners to acquire borrowers. As of the date of this annual report, the Sentage Operating Companies do not maintain any cooperative contracts with any third-party referral partners. A referral partner first charges a borrower service fee for its referral pursuant to their service agreement. The Sentage Operating Companies then charge the referral partner a commission as a percentage of the loan amount pursuant to the service agreement between us and the referral partner. For more details on the Sentage Operating Companies’ collaboration with referral partners, see “—Borrowers.” Currently, the Company does not maintain any cooperative contracts with any referral partners. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these referral partners.

●	Property Appraisal. To ensure the reliability of their appraisal result, the Sentage Operating Companies consult property values estimated by licensed and reputable third-party real estate appraisers. The Sentage Operating Companies currently maintain long-term partnerships with several third-party appraisers which are recognized as AAA (i.e. the highest level) appraisal institutions by the China Appraisal Society. Currently, the Sentage Operating Companies do not maintain any cooperative contracts with any third-party appraisers. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these third-party appraisers.

●	Data. In addition to publicly available sources, the Sentage Operating Companies use services provided by technology companies, such as Tianyancha and Qichacha, to access larger borrower databases. In the future, the Sentage Operating Companies also plan to work with other technology service providers to further expand the database and diversify the verification channels, which allow them to enhance the credit assessment model and optimize the operational efficiency. Currently, the Sentage Operating Companies do not maintain any cooperative contracts with any one of these service providers. The Sentage Operating Companies are not substantially dependent upon any agreements with any of these service providers.

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

The payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow them to provide merchants with continuously improving services and technologies. For fiscal years 2020, 2021, and 2022, revenue generated from the prepaid payment network services, consisted of technology consulting and support fees, was US$432,958, US$928,565, and US$ 161,372 respectively.

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

Customers

The Sentage Operating Companies connect the corporate customers with their consumers in various industries. As of the date of the annual report, the Sentage Operating Companies have 12 customers, which are Shandong Ciyun Information Technology Co., Ltd., Hengyu international trade (Qingdao) Co., Ltd., Qingdao Zhanhongyu Network Technology Co., Ltd., Qingdao Henhai Co. Ltd., Qingdao Tongsheng Property Management Co.Ltd., Qingdao Qianheyi Trading Co. Ltd., Rizhao You Grain City Electronic Technology Co., Ltd., Shanghai Hai shang Ming Zhu Film Co. Ltd., Fuan Information Technology (Qingdao) Co. Ltd., Qingdao Kece Innovation Consulting Service Co., Ltd.Anhui Yuzhilan Education Software Technology Co., Ltd. and Qingdao Nuolizhi Enterprise Management Co., Ltd. The Sentage Operating Companies plan to work with midsized supermarkets, shopping malls, and online platforms. The Sentage Operating Companies believe that by reaching corporate customers of various sizes, the Sentage Operating Companies can build a solid foundation to expand the service base and provide more diversified financial solutions that fit into more payment scenarios.

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

Infrastructure and Information Technology

The Sentage Operating Companies are currently applying for copyrights in the PRC for the proprietary technology systems, which include the information system and account management system. The Sentage Operating Companies’ internal management system is copyrighted and its registration was completed on April 26, 2020. As of April 22, 2023, the Sentage Operating Companies had a team of 3 full-time employees to monitor and maintain the information technology and infrastructure. To promote the long-term business growth, the Sentage Operating Companies’ technology team focuses on ensuring that the technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested and continuously strengthened.

●	IT Infrastructure. We believe the Sentage Operating Companies have built a secure, efficient, and cost-effective infrastructure to provide strong computing ability in the system. As of April 22, 2023, the information technology infrastructure included 15 servers, which form a strong server network with speedy processing capability. The infrastructure has been fully integrated with the computer environments and business requirements to serve as a powerful engine for the products and services.

●	Information System. We believe the ability to access and use data is essential to the operations. The Sentage Operating Companies’ centralized computer-based information system supports the core processing and analytics functions of the business lines under a set of integrated databases. It is designed to be both replicable and scalable to accommodate the internal growth. Supported by the set of databases, the information system can efficiently process and analyze high volumes of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The information system empowers us to generate comprehensive reports and achieve data visualization from accessible data to support the management’s instant decision-making to cope with the evolving competitive landscape.

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

As of the date of this annual report, Qingdao Buytop owns the trademark Buytop, effective from February 21, 2014 to February 20, 2034, and the domain name www.buytoppay.com, effective from December 16, 2016 to December 16, 2023. Daxin Zhuohui owns the copyrighted internal management system, which became effective on April 26, 2020.

Properties and Facilities

The corporate headquarters is in Shanghai City, China, where we lease two office spaces with an area of approximately 170.59 square meters (approximately 1,836 square feet) and an area of approximately 185 square meters (approximately 1,991 square feet), as of December 31, 2022. The term of the two leases are from November 1, 2022 to October 31, 2024, and from July 20, 2022 to March 19, 2023, respectively. The monthly rental fee is approximately US$8,426 and US$ 3,292.06, correspondingly. The headquarters serve as the center of management, human resources, and administrative activities, as well as the operation center of the loan repayment and collection management and loan recommendation businesses. In addition to the headquarters in Shanghai, the Sentage Operating Companies also lease office space in Qingdao City, Shandong Province, China for the prepaid payment network operations. The office space of the office in Qingdao City has an area of approximately 143 square meters (approximately 1,540 square feet). The term of the lease is from December 1, 2022 to November 30, 2023, and the monthly rental fee is approximately US$1,812.

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

PRC REGULATIONS

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

In accordance with the Provisions on the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases (《最高人民法院关于审理民间借贷案件适用法律若干问题的规定》) (“the Private Lending Judicial Interpretations 2015”) issued by the Supreme People’s Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. Besides, the Private Lending Judicial Interpretations 2015 provides that agreements between the lender and borrower on loans with annual interest rates below 24% are valid and enforceable; as to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment; if the annual interest rate of a private loan is higher than 36%, the excess will be void. When the borrower requests the lender to return such amount above 36% that has been paid, the People’s Court should support it..

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

In accordance with the Provisions on the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases (Revised for the Second Time in 2020) (《最高人民法院关于审理民间借贷案件适用法律若干问题的规定（2020年第二次修正）》) (“the Private Lending Judicial Interpretations 2020”) amended by the Supreme People’s Court of the PRC on December 29, 2020, which came into effect on January 1, 2021. If a private lending lawsuit is filed after August 20, 2020, the lending activity is before August 20, 2020, and the interest from the date of the lending act to August 19, 2020 shall be calculated according to the judicial interpretation at the time of the lending act; the interest portion from August 20, 2020 to the date of loan repayment shall be capped at four times the one-year loan market quoted interest rate at the time of the lawsuit.

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

According to our Payment License and the approved business scope of the Payment License, we are allowed to provide prepaid cards payment services and related business services. Our Payment License was issued by the PBOC on July 20, 2017. The Payment License is valid from July 20, 2017 to July 19, 2022. On June 27, 2022, the PBOC renewed our Payment License, which is valid until July 19, 2027.

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

Data Security Law of the People’s Republic of China

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security (《全国人民代表大会常务委员会关于维护互联网安全的决定》), later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (《计算机信息网络国际联网安全保护管理办法》) which was promulgated by the Ministry of Public Security (the “MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet (《互联网安全保护技术措施规定》) which require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local public security bureaus may recommend that the original certificate examination, approval and issuing organizations revoke its operating license and shut down its websites. Pursuant to the Circular of the MPS, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on Printing and Distributing the Administrative Measures for the Graded Protection of Information Security (《公安部、国家保密局、国家密码管理局、国务院信息化工作办公室关于印发〈信息安全等级保护管理办法〉的通知》) which was promulgated on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. On December 28, 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection (《关于加强网络信息保护的决定》), which became effective on the same day, to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the Ministry of Industry and Information Technology of the PRC (the “MIIT”) promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users (《电信和互联网用户个人信息保护规定》) to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

On June 10 2021, Standing Committee of the National People’s Congress promulgated the “Data Security Law of the People’s Republic of China”, (《中华人民共和国个人信息保护法》),, which became effective on September 1 2021. The law requires data collection to be carried out in a lawful and proper manner and stipulates that for data protection purposes, data processing activities must be carried out based on a hierarchical protection system of data classification and data security. According to this law, The outbound security management of important data collected and generated by operators of critical information infrastructure during their operations within the territory of the People’s Republic of China shall be governed by the provisions of the Cybersecurity Law of the People’s Republic of China, which is Conduct security assessments in accordance with the measures formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Measures for the security management of the exit of important data collected and generated by other data processors during their operations within the territory of the People’s Republic of China shall be formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Currently, China has not promulgated clear approval rules or assessment requirements for the security management of data export by “other data processors”. Therefore, we currently do not need to conduct security assessments or seek approval from relevant authorities under the Data Security Law.

Cybersecurity Review Measures

On November 7, 2016, the SCNPC published the Cyber Security Law of the PRC (《中华人民共和国网络安全法》), or the Cyber Security Law, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review.

On April 13, 2020, the Cyberspace Administration of China and other departments issued Cybersecurity Review Measures (《网络安全审查办法》), which took effect on June 1, 2020, to provide for more detailed rules regarding cybersecurity review requirements. On July 10, 2021, the CAC issued the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”).

On July 10, 2021, the CAC issued the Circular on Seeking Comments on Cybersecurity Review Measures (Revised Draft for Comments) (the “Review Measures Draft”) (《网络安全审查办法（修订草案征求意见稿）》), which required, among others, in addition to any “critical information infrastructure operators (“CIIOs”),” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On November 14, 2021, the CAC published the Network Internet Data Protection Draft Regulations (draft for comments), (《网络数据安全管理条例（征求意见稿）》), and accepted public comments until December 13, 2021. The Network Internet Data Protection Draft Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes the personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

Later on, December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures Transfer (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

Our PRC legal counsel, has advised us that, based on its understanding of the Cyber Security Law, we are not a network operator and not subject to the requirements imposed to network operators under the Cyber Security Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cyber Security Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this annual report, we are in material compliance with the Cyber Security Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel has further advised us that there are uncertainties as to how the Cyber Security Law will be interpreted or amended by competent authorities in the future.

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

Regulations relating to Foreign Investment

On December 27, 2021, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2021年版)) (the “Negative List 2021”), which was promulgated by NDRC and MOFCOM and became effective on January 1, 2022, replaced the Negative List 2020. Industries listed in the Negative List 2021 are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Negative List 2021 and is thus within a permitted industry for foreign investment.

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended and became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

Pursuant to the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) (the “Law on Wholly Foreign-owned Enterprises of the PRC”), which was promulgated by the SCNPC on April 12, 1986, last amended on September 3, 2016 and became effective on October 1, 2016, where the establishment of wholly foreign-owned enterprises does not involve the implementation of special access administrative measures prescribed by the state, the establishment, breakup, merger, or any other major change and the operation period of such enterprises are subject to record-filing administration.

The Implementing Rules for the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法实施细则》) (the “Implementing Rules on Wholly Foreign-owned Enterprises”) was promulgated by the State Council on December 12, 1990, then was amended on April 12, 2001 and February 19, 2014, and became effective on March 1, 2014. According to the Implementing Rules on Wholly Foreign-owned Enterprises, industries in which the establishment of wholly foreign-owned enterprises is prohibited or restricted shall be regulated in accordance with the provisions of the State about foreign investment orientation and the Catalogue.

The Law on Wholly Foreign-owned Enterprises of the PRC and the Implementing Rules on Wholly Foreign-owned Enterprises have been repealed by the Foreign Investment Law of the PRC (《中华人民共和国外商投资法》 (the “Foreign Investment Law”), which was adopted by the National People’s Congress on March 15, 2019 and came into effect on January 1, 2020. According to the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment. The pre-establishment national treatment refers to the treatment given to foreign investors and their investments during the investment access stage, which is not lower than that given to their domestic counterparts. The negative list refers to special administrative measures for the access of foreign investment in specific fields as stipulated by the State. The State shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the PRC Company Law and the Partnership Enterprise Law of the PRC (《中华人民共和国合伙企业法》) and other laws. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment. For any field restricted by the negative list, foreign investors shall conform to the investment conditions as required in the negative list, and fields not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly.

The Law on Sino-Foreign Equity Joint Ventures of the PRC (《中华人民共和国中外合资经营企业法》), the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) and the Law on Sino-Foreign Cooperative Joint Ventures of the PRC (《中华人民共和国中外合作经营企业法》) were repealed simultaneously when the Foreign Investment Law came into effect on January 1, 2020, and foreign-funded enterprises which were established in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

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

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on the Control of Foreign Exchange (《中华人民共和国外汇管理条例》), which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

SAFE Circular No. 21

On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was amended on December 31, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was further amended on May 4, 2015, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》), effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

SAFE Circular No. 16

In accordance with the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》), which was released by SAFE on June 9, 2016, except financial institutions, domestic enterprises (including Chinese-funded enterprises and foreign-invested enterprises) may complete foreign exchange settlement for their foreign debts at their discretion. Based on business operation conditions and in light of relevant regulations and policies, domestic institutions may settle their foreign exchange receipts with banks under the capital account entitled to discretionary settlement. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being. SAFE may adjust the aforesaid proportion in due time in light of the balance of payment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises(《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》), or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after their establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries, or the VIEs to operate in China, with the State Administration for Industry and Commerce or its local counterparts, file such via the Foreign Investment Comprehensive Management Information System (the “FICMIS”) and register such with the local banks for the foreign exchange related matters.

Offshore Investment

Circular No.37

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》), or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014, as an attachment of Circular 37.

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to WFOE. If WFOE fails to obtain necessary registered capital within the approved business time limit, the industries and commercial administrative authorities might revoke its business license. Due to the failure by shareholders to complete the registration, WFOE’s ability to pay dividends or make distributions to our SPV is also restricted, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000, and the enterprises to fines less than RMB300,000.

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

Regulations Relating to Overseas Listings and Offerings

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Ms. Qiaoling Lu (the chairperson of the board of directors,the chief executive officer, and a major shareholder of the Company), Yiheng Guo (a director and a shareholder of the Company), Hua Wang (a beneficial shareholder of the Company), and Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Managem (ent (Shanghai) Co., Ltd. (“Daxin Wealth”), formed in Shanghai City, China on August 13, 2014; (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), formed in Shanghai City, China on January 9, 2015; and (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), formed in Qingdao City, Shandong Province, China on August 4, 2009. (4) Zhenyi Information Technology (Shanghai) Co. Ltd, formed in Shanghai City, China on August 29, 2017. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop, and Zhenyi were all formed as limited companies pursuant to PRC laws. Daxin Wealth and Daxin Zhuohui are primarily engaged in providing consumer loan repayment and collection management services. Daxin Zhuohui also provides loan recommendation services. Qingdao Buytop is primarily engaged in providing customers with prepaid payment network services. As of the date of this annual report, Zhenyi is not engaged in active business operation but is expected to provide us with technical and system development and support in the future.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIEs, as of the date of this annual report.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We, through the Sentage Operating Companies, are a financial service provider that offers a range of financial services across consumer loan repayment and collection management services, loan recommendation services, and prepaid payment network services in the PRC. Leveraging our deep understanding of the client base, strategic partner relationships, and proprietary valuation models and technologies, we are committed to working, through the Sentage Operating Companies, with the clients to understand their financial needs and challenges and offering customized services to help them meet their respective needs. We do not have equity interests in the Sentage Operating Companies, but their financial results have been consolidated by Sentage Holdings for accounting purposes in accordance with U.S. GAAP due to us having effective control over, and being the primary beneficiary of, these companies via the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

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

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak has caused lockdowns, travel restrictions, and closures of businesses across the globe. In early 2022, the Omicron variant of COVID-19 made its presence felt in China, especially in Jilin Province, Shenzhen and Shanghai where strict lockdowns were imposed. Sentage Operating Company’s business facility in Shanghai, China, was temporarily closed in April 2022 and resumed operation in the first week of June 2022. For the consumer loan repayment and collection management business, due to the uncertainties caused by the COVID-19, our prospective business partners were not able to start new cooperation with us and we were not able to generate any revenue for fiscal year 2022. For the loan recommendation services, which requires face-to-face interaction with potential customers, the temporary lock down from April 2022 to June 2022 severely impacted our ability to generate new business. Even after June 2022, due to the uncertainties caused by COVID-19, the demand from customers decreased sharply and the we were not able to generate any revenue for fiscal year 2022. For the prepaid payment network services, the revenue in 2022 declined sharply because decreased demand from customers due to the uncertainties caused by COVID-19. Although China relaxed the COVID-19 restrictions at the end of 2022, because the COVID-19 has deeply affected businesses and economy in China from 2020 to 2022, the extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

Key Components of Results of Operations

Revenues

	2020		2021		2022
	Amount	%	Amount	%	Amount	%
Consumer loan repayment and collection management fees	1,074,734	29.9	156,062	6.9	-	-
Loan recommendation service fees	2,087,717	58.1	1,177,822	52.1	-	-
Prepaid payment network service fees	432,958	12.0	928,565	41.0	161,372	100.0
Total operating revenue	3,595,409	100.0	2,262,449	100.0	161,372	100.0

(1). Loan Repayment and Collection Management Services

Revenue from consumer loan repayment and collection management business accounted for 0%, 6.9% and 29.9% of the total revenue for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. There was no revenue generated in the loan repayment and collection management services in fiscal year 2022, and the Sentage Operating Companies continue to explore new opportunities to engage new customers in 2023. These loans were consumer loan products ranging from 30,000 RMB (approximately $4,342) to 80,000 RMB (approximately US$11,579), with terms ranging from one year to four years. All the clients are individual customers who entered into service agreements with the Sentage Operating Companies. All these loans were facilitated through the offline loan recommendation services before November 2017. Since November 2017, the Sentage Operating Companies have not provided any intermediary services for any new customers due to changes in related governing regulations in China,. Pursuant to the service agreements entered with individual customers, customers authorized the Sentage Operating Companies to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by customers. The Sentage Operating Companies were required to monitor loans within loan term to ensure timely repayment of loans when they become due. Pursuant to the agreements with customers, loan repayment and collection management services were parts of bundled services offered to customers for a fixed fee and were not capable of being distinct because the Sentage Operating Companies were required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. As a result, loan management services and collection management services were not separately identifiable in the context of the contract and accordingly were treated as a bundled single performance obligation. There was no variable consideration in the contract. Once a specific loan was repaid on time, the service obligation related to such loan was satisfied. When a loan became delinquent, the Sentage Operating Companies were then required to assist in collection efforts for an extended service period of additional 12 months starting with the day when such loan becomes delinquent. No additional fee could be charged for collection management services provided to delinquent loans beyond the initial fixed fee agreed. If all or a part of the loan was still not repaid after all collection management efforts were exhausted within such required service period, our service obligation related to such loan was satisfied and the Sentage Operating Companies were not responsible for any loss from uncollectible loan.

At the beginning of the 2020 fiscal year, the Sentage Operating Companies had a total of 5,229 outstanding service agreements from customers. During the fiscal year ended December 31, 2020, the Sentage Operating Companies completed another 4,438 outstanding service agreements based on the contract terms, which brought the total number of outstanding service agreements as of December 31, 2020 to 791. During the fiscal year 2021, we completed another 791 outstanding service agreements based on the contract terms. The service agreements were fully completed in the year ended December 31, 2021. During fiscal year 2022, due the uncertainties caused by the COVID-19, our prospective business partners was not able to start new cooperation with us, resulting in the loss of revenue, which had an adverse impact on our business, results of operation, and financial condition.

(2). Loan Recommendation Services

Revenue from the loan recommendation business accounted for 0%, 52.1% and 58.1% of our total revenue for the fiscal years ended December 31, 2022, 2021 and 2020, respectively. During the fiscal year 2020, the Sentage Operating Companies successfully recommended 115 borrowers to the funding partners. During the fiscal year 2021, the Sentage Operating Companies successfully recommended 23 borrowers to the funding partners. During the year ended December 31, 2022, the Sentage Operating Companies was not able to provide Loan recommendation Services and was not able to generate revenue because the temporary COVID-19 lock down from April 2022 to June 2022 prevented the Sentage Operating Companies from face-to-face interactions with prospective customers during the peak season of this type of business.

(3). Prepaid Payment Network Services

Revenue from the prepaid payment network service business accounted for 100%, 41.0% and 12.0% of our total revenue for the fiscal years ended December 31, 2022,2021 and 2020, respectively. The Sentage Operating Companies started this service in August 2019 and only provided prepaid payment network consulting services to four customers in the fiscal year 2020. During the fiscal year 2021, the Sentage Operating Companies provided prepaid payment network consulting services to seven customers. During the year ended December 31, 2022, the Sentage Operating Companies provided prepaid payment network consulting services to four customers. Due to great changes in market orientation and demand, the company’s business is also undergoing rapid adjustment along with national policies, and the changes in the market. At present, all aspects of the market are gradually stabilizing. The Sentage Operating Companies plans to find new business directions by adjusting business plan accordingly.

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

For the fiscal years ending December 31, 2022 and 2021, our selling, general and administrative expenses amounted to $2,732,379 and $3,041,415, respectively, a decreased of $ 309,036 or 10%. This decrease was primarily due to expenses related to our initial public offering incurred in fiscal 2021 while none incurred in fiscal year 2022.

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

	2020		2021		2022
	Amount	%	Amount	%	Amount	%
Summary Consolidated Statements of Operations:
Operating revenue
Consumer loan repayment and collection management fees	1,074,734	29.9	156,062	6.9	-	-
Loan recommendation service fees	2,087,717	58.1	1,177,822	52.1	-	-
Prepaid payment network service fees	432,958	12.0	928,565	41.0	161,372	100.0
Total operating revenue	3,595,409	100.0	2,262,449	100.0	161,372	100.0

Operating expenses:
Selling, general and administrative expenses	1,414,979	39.4	3,041,415	134.4	2,732,379	1,693.2
Total operating expenses	1,414,979	39.4	3,041,415	134.4	2,732,379	1,693.2

Income from operations	2,180,430	60.6	(778,966)	(34.4)	(2,571,007)	(1,593.2)

Other income (expenses)	(354)	*	(56,931)	(2.5)	9,100	5.6

Income before income tax provision	2,180,076	60.6	(835,897)	(36.9)	(2,561,907)	(1,587.6)

Provision for income taxes	592,701	16.5	257,344	11.4	-	-

Net (loss)/income	1,587,375	44.2	(1,093,241)	(48.3)	(2,561,907)	(1,587.6)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total operating revenue decreased by $2,101,077, or 92.9%, to $161,372 for the fiscal year ended December 31, 2022 from $2,262,449 for the fiscal year ended December 31, 2021. The decrease in our revenues was primarily due to the following reasons: a) the servicing agreements under the consumer loan repayment and collection management business were fully completed in fiscal 2021 and no related revenue was generated in fiscal year 2022; b) the Company didn’t generate any revenue from the loan recommendation services in fiscal year 2022 because the Company was not able to engage any new customers in the peak season of this type of business during the COVID-19 lock down starting from April to June 2022; and c) the revenue from prepaid payment network services decreased sharply due to the decreased demand by customers caused by the uncertainties COVID-19.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, exchange gain or loss, impairment losses on assets, and gains and losses on the disposal of fixed assets. In fiscal year 2022, our net other income (expense) was $9,100, a decrease of $66,031 from net other income (expense) of $56,931 in fiscal year 2021. This was due to an additional asset impairment loss in fiscal 2021.

Provision for Income Taxes

Our provision for income taxes was nil in fiscal year ended December 31, 2022, a decrease of $257,343, or 100.0%, from $257,343 in fiscal year ended December 31, 2021. This was due to the fact that the company posted a loss and no deferred tax expense or benefit was recognized in fiscal 2022.

Net Income/(Loss)

As a result of the foregoing, we reported a net loss of $2,561,907 for the fiscal year ended December 31, 2022, representing a $1,468,666 decrease from the net income of $1,093,241 for the fiscal year ended December 31, 2021.

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

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC Operating Entities. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating and financing activities . As of December 31, 2020, 2021 and 2022, we had $140,382, $10,783,387 and $3,828,224 for cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents are primarily denominated in Renminbi and US dollars.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2022, we had cash and restricted cash of approximately $3.8 million. Accounts receivable of approximately $0.4 million associated with services rendered for our prepaid payment network business and loan recommendation business has been billed to our customers but has not been collected as of the balance sheet dates. We also borrowed approximately $ 4,709, which was provided by our controlling shareholder, Ms. Qiaoling Lu, to support our working capital need. Ms. Qiaoling Lu will not seek repayment of her related party balance of $ 4,709 as of December 31, 2022 until at least 12 months from the issuance of the financial statements.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2020	2021	2022
Net cash provided by (used in) operating activities	$465,210)	$(382,664)	$(6,662,609)
Net cash provided by (used in) investing activities	-	(5,519,977)	(34,346)
Net cash provided by (used in) financing activities	(585,859)	16,401,297	(173,162)
Effect of exchange rate change on cash and restricted cash	10,000	144,349	(85,046)
Net increase (decrease) in cash and restricted cash	$(110,649)	$10,643,005	$(6,955,163)
Cash and restricted cash, beginning of year	251,031	140,382	10,783,387
Cash and restricted cash, end of year	$140,382	$10,783,387	$3,828,224

Operating Activities

Net cash used in operating activities was $6,662,609 for the fiscal year ended December 31, 2022, which primarily consisted of the following:

●	Net loss of $ 2,561,907 for the fiscal year.

●

A decrease in Prepaid expenses and other current assets of $4,064,584. This is primarily due to a deposit of $3,570,000 paid by the Company in fiscal year 2022 for the commissioned acquisition of an e-commerce technology services business.

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

Investing Activities

Net cash used in investing activities amounted to $34,346 for the fiscal year ended December 31, 2022, mainly includes to consisting primarily of purchases of software products.

Net cash used in investing activities amounted to $5,519,977 for the fiscal year ended December 31, 2021, mainly includes to purchase a one-year note with principal of $5.5 million.

There was no cash used in investing activities in 2020 fiscal year.

Financing Activities

Net cash provided by financing activities amounted to $173,162 for the fiscal year ended December 31, 2022, primarily the repayment of working capital of related parties $ 156,311.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue from services provided to borrower for loan recommendation

The Sentage Operating Companies started to provide borrower recommendation services where they recommend prospective borrowers to funding partners in June 2019. The Sentage Operating Companies’ performance obligations include making loan product recommendations to borrower applicants based on their specific needs, processing paperwork related to borrowers’ applications, evaluating credentials of borrower applicants, appraising borrowers’ properties to be collateralized through data analysis and on-site inspection, and recommending qualified borrowers to various funding partners for loan approval. The Sentage Operating Companies receive a service fee from a borrower if he or she is approved for a loan and such loan is then funded by one of the funding partners. The Sentage Operating Companies acquire borrowers through cooperating with third-party referral partners as well as through their own borrower development efforts. For borrowers acquired through cooperating with third-party referral partners, pursuant to the service agreement between the Sentage Operating Companies and the referral partners, referral partners first charge borrowers service fees for their referrals. The Sentage Operating Companies then charge the referral partners a commission ranging from 1.5% to 2% based on the loan proceeds disbursed to the borrowers. For borrowers developed directly by the Sentage Operating Companies, they charge the borrowers a service fee of 1.75% to 3% of the loan amount received by the borrowers. We recognize revenue at the point when the Sentage Operating Companies’ performance obligations are satisfied and the loan proceeds are disbursed to a specific borrower. For the fiscal years ended December 31, 2022 and 2021, we generated nil and $1,177,822 in revenue from the loan recommendation service, respectively.

Contract fulfillment costs associated with loan recommendation services primarily consist of employee salary, bonus and business travel costs incurred by the Sentage Operating Companies to fulfill their performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For fiscal years ended December 31, 2022 and 2021,contract fulfillment costs were not capitalized and were expensed as incurred, due to immateriality of such costs.

Revenue from prepaid payment network services

In 2012, Qingdao Buytop, was granted a third-party payment service license by the relevant authority in China. Qingdao Buytop started to provide prepaid payment network services to merchant customers in August 2019. Qingdao Buytop is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarket and department stores, etc. In connection with repaid payment network services, we expect to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; (2) prepaid card payment services fees related to issuance and use of prepaid cards. Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, Qingdao Buytop charge service fee equal to 0.3% to 0.5% of each transaction amount and recognize revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the fiscal years ended December 31, 2022 and 2021, we earned $161,372 and $928,565 in revenue from providing technology consulting and support service to customers, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Qiaoling Lu	43	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jianhua Chen	47	Chief Financial Officer
Yiheng Guo	39	Director
Michael JohnViotto (1)(2)(3)	71	Independent Director
Angel Colon (1)(2)(3)	49	Independent Director
Shengsong Wang (1)(2)(3)	67	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we, our subsidiaries and the VIEs, paid in aggregate cash compensation of approximately US$229,370.12 to our directors and executive officers as a group. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2021 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified; however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

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

 Audit Committee

Our audit committee consists of Angel Colon, Shengsong Wang, and Michael John Viotto. Angel Colon is the chairperson of our audit committee. We have determined that Angel Colon, Shengsong Wang, and Michael John Viotto satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Angel Colon qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Michael John Viotto, Angel Colon, and Shengsong Wang. Michael John Viotto is the chairperson of our compensation committee. We have determined that Michael John Viotto, Angel Colon, and Shengsong Wang satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Shengsong Wang, Michael John Viotto, and Angel Colon. Shengsong Wang is the chairperson of our nominating and corporate governance committee. Shengsong Wang, Michael John Viotto, and Angel Colon satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of the date of this annual report, we employed 13 employees in Shanghai, China, and 8 employees in Qingdao, China. At December 31, 2020, 2021 and 2022, we had 26, 23, and 21 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022: The following table sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
General Manager’s Office	1	4.8%
Finance Department	3	14%
Risk control center	9	42.9%
Business Department	1	4.8%
Operating department	1	4.8%
Marketing department	1	4.8%
Technical department	3	14.3%
Non-performing Assets Department	1	4.8%
Integrated department	1	4.8%

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership based on 2,805,325 of our Ordinary Shares outstanding as of May 1, 2023 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Qiaoling Lu	1,650,000	58.93%
Jianhua Chen	-	-%
Yiheng Guo	96,000	3.43%
Michael John Viotto	-	-
Angel Colon	-	-
Shengsong Wang	-	-
All directors and executive officers as a group	1,746,000	62.36%
5% or Greater Shareholders(2)
Unit Giant Limited(3)	1,650,000	58.93%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai, PRC.

(2)	Unless otherwise indicated, the business address of the following shareholders is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

(3)	The number of Ordinary Shares beneficially owned represents 1,650,000 Ordinary Shares held by Unit Giant Limited, a British Virgin Islands company, which is 100% owned by Qiaoling Lu.

*	less than 1%

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Amount due from related parties

As of December 31, 2021 and 2022, and as of the date of this annual report, we had no Amounts due from related parties.

Amount due to related parties

As of December 31, 2022, 2021, and 2020, and as of the date of this annual report, the balance due to a related party in the amount of $ 4,709 and $161,020, and $1,437,661, respectively, was loan advance from the Company’s controlling shareholder, Ms. Qiaoling Lu, and was used as working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand. Ms. Qiaoling Lu will not seek repayment of her related party balance until at least 12 months from the issuance of the consolidated financial statements for the year ended December 31, 2022.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

On August 1, 2022, Sentage Holdings Inc. (the “Company”) held its annual general meeting of shareholders, at which the Company’s shareholders adopted the following ordinary resolution (the “Share Consolidation”), that:

(A) the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before August 12, 2022, and such date shall be announced by the Company;

(B) on the effective date, the authorized share capital of the Company shall be US$50,000, divided into 10,000,000 ordinary shares of a nominal or par value of US$0.005 each; and

(C) *the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one ordinary share in lieu of any fractional share that would have resulted from the Share Consolidation.

* The Company issued an additional 5,325 Ordinary Shares resulting from the rounding up of the fractional shares.

On August 2, 2022, in accordance with the above resolutions, the board of directors of the Company passed a resolution to set August 10, 2022 as the effective date of the Share Consolidation, and accordingly, the Share Consolidation was effected on August 10, 2022.

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

Our authorized share capital is $50,000 divided into 10,000,000 Ordinary Shares, par value $0.005 per share. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-264458) in relation to the initial public offering of 4,000,000 (or 800,000 Ordinary Shares reflecting the share consolidation took effect on August 10, 2022), at an initial public offering price of $5.00 per Ordinary Share (or $1.00 per Ordinary Shares reflecting the share consolidation took effect on August 10, 2022). Our initial public offering closed on July 13, 2021.

We received net proceeds of approximately $ 16.91 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.09 million, which included approximately $1.45 million in underwriting discounts for the initial public offering and approximately $1.64 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of April 22, 2023, we have used $4.18 million from our initial public offering for general operations. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP our independent registered public accounting firm for fiscal years 2022 and 2021, respectively.

Enrome LLP

	For the Year Ended December 31,
	2021	2022
Audit fees(1)	350,000	220,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	350,000	220,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sentage Holdings are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.3	English Translation of Form of Exclusive Business Cooperation Agreement between WFOE and each of Our VIEs and a Schedule of All Exclusive Business Cooperation Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.4	English Translation of Form of Power English Translation of Form of Power of Attorney Granted by Shareholders of each of our VIEs and a Schedule of All Powers of Attorney Adopting the Same Form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.5	English Translation of Form of Equity Pledge Agreement among WFOE, each of our VIEs, and Shareholders of Each of Our VIEs and a Schedule of All Equity Pledge Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.6	English translation of Form of Exclusive Purchase Option Agreement among WFOE, each of Our VIEs, and Shareholders of each of Our VIEs and a Schedule of All Exclusive Purchase Option Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.7	English Translation of Form of Spousal Consent Granted by the Spouse of each Individual Shareholder of our VIEs and a Schedule of All Spousal Consents Adopting the Same Form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.8	English Translation of Form of Loan Agreement Between WFOE and Shareholders of each of our VIEs and a Schedule of All Loan Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333 254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.9	English Translation of Strategic Cooperation Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Nanchang Jintou Puhui Information Service Co., Ltd., Dated August 28, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.10	English Translation of Cooperation Agreement For Reserve Funds Between Party A: Netsunion Clearing Corporation And Qingdao Buytop Payment Service Co., Ltd., Dated July 15, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.11	English Translation of Framework Consulting Service Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Tianjin Financial Asset Exchange Co., Ltd. Dated June 12, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.12	English Translation of Exclusive Purchase Option Agreement Among WFOE, Daxin Zhuohui, And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.12 to the Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.13	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.14	English Translation of Loan Agreements Between WFOE And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.15	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Qingdao Buytop (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.16	English Translation of Power of Attorneys Granted By Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.17	English Translation of Equity Pledge Agreements Among WFOE, Qingdao Buytop, And Each Shareholder of Qingdao Buytop (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.18	English Translation of Exclusive Purchase Option Agreement Among WFOE, Qingdao Buytop, And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.19	English Translation of Loan Agreements Between WFOE And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.20	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Zhenyi (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.21	English Translation of Power of Attorneys Granted By Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.22	English Translation of Equity Pledge Agreements Among WFOE, Daxin Wealth, And Each Shareholder of Zhenyi (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.23	English Translation of Exclusive Purchase Option Agreement Among WFOE, Zhenyi, And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.24	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.25	English Translation of Loan Agreements Between WFOE And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income and Other Comprehensive Income, (iii) Consolidated Statements of Changes in Shareholders’ Equit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
15.1*	Consent Letter of Beijing Dentons Law Offices, LLP (Fuzhou)
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name	Qiaoling Lu
Title	Chief Executive Officer, Chairman of the Board of Directors, and Director
(Principal Executive Officer)

Date: May 1, 2023

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sentage Holdings Inc. and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sentage Holdings Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income and other comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2021.

Singapore

May 1, 2023

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2021	2022
		USD	USD
ASSETS
Current assets
Cash and cash equivalents	3	$10,753,118	$3,805,135
Restricted cash		30,269	23,089
Loan receivable	5	5,500,000	5,500,000
Accounts receivable, net	4	403,708	433,510
Prepaid expenses and other current assets	6	515,062	4,579,646

Total current assets		17,202,157	14,341,380

Non-current assets
Right-of-use assets, net	9	-	162,270
Plant and equipment, net	7	120,280	53,023
Intangible assets, net	8	30,547	89,475
Deferred tax assets	10	13,724	12,686

Total non-current assets		164,551	317,454

Total assets		$17,366,708	$14,658,834

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2021	2022
		USD	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$2,743	$8,647
Operating lease liabilities, current	9	-	87,129
Accrued expenses and other current liabilities	11	379,991	309,001

Total current liabilities		382,734	404,777

Non-current liability
Operating lease liabilities, non-current	9	-	74,384
Due to a related party, non-current	12	161,020	4,709

Total non-current liability		161,020	79,093

Total liabilities		543,754	483,870

Shareholders’ equity
Ordinary shares, $0.005 par value, 10,000,000 shares authorized, 2,800,000 and 2,805,325 shared issued and outstanding as of December 31, 2022 and 2021*	14	14,000	14,027
Additional paid in capital		55,327,885	55,327,858
Statutory reserves		166,038	166,038
Accumulated deficit		(38,898,664)	(41,460,571)
Accumulated other comprehensive income		213,695	127,612

Total shareholders’ equity		16,822,954	14,174,964

Total liabilities and shareholders’ equity		$17,366,708	$14,658,834

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND OTHER COMPREHENSIVE INCOME

		For the years ended December 31,
	Note	2020	2021	2022

OPERATING REVENUE
Consumer loan repayment and collection management service fees		$1,074,734	$156,062	$-
Loan recommendation service fees		2,087,717	1,177,822	-
Prepaid payment network service fee		432,958	928,565	161,372
Total operating revenue		3,595,409	2,262,449	161,372

OPERATING EXPENSE
Selling, general and administrative expenses		1,414,979	3,041,415	2,732,379
Total operating expenses		1,414,979	3,041,415	2,732,379

INCOME(LOSS) FROM OPERATIONS		2,180,430	(778,966)	(2,571,007)

OTHER INCOME (EXPENSES)		(354)	(56,931)	9,100

INCOME(LOSS) BEFORE INCOME TAX PROVISION		2,180,076	(835,897)	(2,561,907)

INCOME TAX EXPENSE	10	592,701	257,344	-

NET INCOME(LOSS)		1,587,375	(1,093,241)	(2,561,907)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		36,993	152,700	(86,083)
COMPREHENSIVE INCOME (LOSS)		$1,624,368	$(940,541)	$(2,647,990)

Earnings(loss) per common share- basic and diluted		$0.79	$(0.46)	$(1.08)

Weighted average shares- basic and diluted		2,000,000	2,374,795	2,376,764

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Additional paid-in capital	Statutory Reserves	Accumulated deficit	Accumulated other comprehensive income(loss)	Total equity (deficit)
	NOTE	Shares*	USD	USD		USD	USD	USD
Balances as of January 1, 2020		2,000,000	$10,000	$38,419,832	$-	$(39,226,760)	$24,002	$(772,926)
Net income for the year		-	-	-	-	1,587,375	-	1,587,375
Foreign currency translation adjustment		-	-	-	-	-	36,993	36,993
Balances as of December 31, 2020		2,000,000	$10,000	$38,419,832	$-	$(37,639,385)	$60,995	$851,442
Net loss for the year		-	-	-	-	(1,093,241)	-	(1,093,241)
Addition of share capital		800,000	4,000	16,908,053	-	-	-	16,912,053
Statutory reserve		-	-	-	166,038	(166,038)	-	-
Foreign currency translation adjustment		-	-	-	-	-	152,700	152,700
Balances as of December 31, 2021		2,800,000	$14,000	$55,327,885	$166,038	$(38,898,664)	$213,695	$16,822,954
Net loss for the year		-	-	-	-	(2,561,907)	-	(2,561,907)
Issuance of common stock for compensation		5,325	27	(27)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(86,083)	(86,083)
Balances as of December 31, 2022		2,805,325	$14,027	$55,327,858	$166,038	$(41,460,571)	$127,612	$14,174,964

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022

  SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2020	2021	2022

Cash flows from operating activities
Net income (loss)		$1,587,375	$(1,093,241)	$(2,561,907)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization		53,520	62,971	57,428
Deferred income tax expense		592,701	74,243	-
Impairment loss recognised in respect of receivables		-	54,896	4,548
Changes in operating assets and liabilities:
Accounts receivable		(918,303)	763,240	(34,350)
Prepaid expenses and other current assets		90,290	(132,021)	(4,064,584)
Interest accrued for lease liabilities		-	-	1,342
Contract liabilities		(1,056,406)	(154,106)	-
Accrued expenses and other current liabilities		116,033	41,354	(65,086)
Net cash provided by (used in) operating activities		465,210	(382,664)	(6,662,609)

Cash flows from investing activities
Additions to plant and equipment and intangible assets		-	(19,977)	(34,346)
Investment in loans receivable		-	(5,500,000)	-
Net cash (used in) investing activities		-	(5,519,977)	(34,346)

Cash flows from financing activities
Deferred initial public offering costs		(765,885)	765,885	-
Payment of lease liabilities		-	-	(16,851)
Proceeds from IPO		-	16,912,053	-
Proceeds from (Repayment to) related party loans		180,026	(1,276,641)	(156,311)
Net cash provided by (used in) financing activities		(585,859)	16,401,297	(173,162)

Reconciliation of cash and restricted cash, beginning of year
Cash		227,387	117,434	10,753,118
Restricted cash		23,644	22,948	30,269
Cash and restricted cash, beginning of year		$251,031	$140,382	$10,783,387

Reconciliation of cash and restricted cash, end of year
Cash		117,434	10,753,118	3,805,135
Restricted cash		22,948	30,269	23,089
Cash and restricted cash, end of year		$140,382	$10,783,387	$3,828,224

Effect of exchange rate changes on cash and restricted cash		10,000	144,349	(85,046)
Net increase (decrease) in cash and restricted cash		(110,649)	10,643,005	(6,955,163)
Cash and restricted cash, beginning of year		251,031	140,382	10,783,387
Cash and restricted cash, end of year		$140,382	$10,783,387	$3,828,224

Supplemental disclosures of cash flows information
Cash paid for amounts include in operating lease liabilities		-	-	1,342

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

(a)	Principal activities

Sentage Holdings Inc. (“Sentage Holdings” or the “Company”) was incorporated on September 16, 2019 under the law of Cayman Islands as an exempted company with limited liability. As of December 31, 2022, the Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) was primarily engaged in providing customers a comprehensive range of financial services including repayment and collection management services, loan recommendation services, and prepaid payment network services. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”).

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

As of December 31, 2022, the consolidated financial statements of the Company include the following entities:

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

Reverse recapitalization

A reorganization of legal structure (“Reorganization”) was completed on March 9, 2020. The Reorganization involved the formation of Sentage Holdings, Sentage HK and Sentage WFOE, and entering into certain contractual arrangements Sentage WFOE, the shareholders of the Sentage Operating Companies. Consequently, the Company became the ultimate holding company of Sentage HK, Sentage WFOE, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop.

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

The Company, Sentage HK and Sentage WFOE are essentially holding companies and do not have active operations as of December 31, 2022 and 2021. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs. The Company has not provided any financial support to the VIEs for the years ended December 31, 2022 and 2021.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2021	2022
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	607,278	20,020
Restricted cash	30,269	23,089
Accounts receivable, net	403,708	433,510
Prepaid expenses and other current assets	485,154	966,260

Total current assets	1,526,409	1,442,879

Non-current assets
Plant and equipment, net	120,280	53,023
Intangible assets, net	30,547	89,475
Deferred tax assets	13,724	12,686

Total non-current assets	164,551	155,184

Total assets	1,690,960	1,598,063

Current liabilities
Accounts payable	2,743	8,647
Accrued expenses and other current liabilities	379,989	1,431,818

Total current liabilities	382,732	1,440,465

Non-current liability
Due to a related party, non-current	621,021	464,709

Total non-current liability	621,021	464,709
Total liabilities	1,003,753	1,905,174

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2020	2021	2022
	USD	USD	USD
Total revenues	3,595,409	2,262,449	161,372
Net Income	1,587,375	692,774	(960,506)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2020	2021	2022
	USD	USD	USD
Net cash (used in) provided by operating activities	465,210	1,433,255	(371,005)
Net cash provided by (used in) investing activities	-	(19,977)	(34,346)
Net cash provided by (used in) financing activities	(585,859)	(959,420)	(156,311)

As the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP’’).

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31,2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8972, representing the index rates stipulated by the Federal Reserve Bank of New York on December 31,2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(f)	Cash and cash equivaletns

Cash and cash equivalents includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(g)	Restricted cash

In connection with the Company’s newly launched prepaid payment network service business, the Company is required to make an initial one-year security deposit with designated PRC banks in order to be eligible to issue prepaid gift and debit cards to customers. Security deposit is based on 1% of the estimated proceeds to be collected from the prepaid card issuance and is subject to adjustment as be determined by the PRC banks based on actual sales volume of the prepaid cards. As of December 31, 2021 and 2022, the Company has not issued any prepaid cards to customers. The Company records such security deposit as restricted cash.

(h)	Accounts receivable net

Accounts receivable net include service fees generated from the Company’s loan recommendation and prepaid payment network services.

The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, there was US$59,444 and US$54,896 allowance recorded as the Company considers all of the accounts receivable fully collectible.

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

(j)	Intangible assets

Purchased intangible assets are initially measured at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

The Company’s intangible assets with definite useful lives primarily are purchased software. The Company typically amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

(k)	Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2022 and 2021.

(l)	Fair value of financial instruments

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, deferred revenue and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities. The balance of due to related parties also approximate the fair value because it was paid by cash from related parties to the Company as working capital.

The functional currency for Sentage and Sentage HK is the United States dollar (“US$”). However, Sentage, and Sentage HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Company operates its business through its VIEs in the PRC as of December 31, 2022. The functional currency of the Company’s VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2021	2022
Year-end spot rate	US$1=RMB 6.3757	US$1=RMB 6.8972
Average rate	US$1=RMB 6.4508	US$1=RMB 6.7290

(m)	Revenue recognition

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

(2)	Revenue from services provided to borrower for loan recommendation

The Company started to provide recommendation services where the Company recommends prospective borrowers to funding partners in June 2019. The Company’s performance obligations include making loan product recommendations to borrower applicants, processing paperwork related to borrowers’ applications based on their specific needs, evaluating credentials of borrower applicants, appraising borrowers’ properties to be collateralized through data analysis and on-site inspection, and recommending qualified borrowers to various funding partners for loan approval. The Company receive a service fee from a borrower if he or she is approved for a loan and such loan is then funded by one of our funding partners. The Company acquires borrowers through cooperating with third-party referral partners as well as through its own borrower development efforts. For borrowers acquired through cooperating with third-party referral partners, pursuant to the service agreement between the Company and the referral partners, referral partners first charge borrowers service fees for their referrals. The Company then charges the referral partners a commission ranging from 1.5% to 2% based on the loan proceeds disbursed to the borrowers. For borrowers developed directly by the Company, the Company charges the borrowers a service fee of 1.75% to 3% of the loan amount received by the borrowers. Such revenue is recognized at the point when the Company’s performance obligations are satisfied and the loan proceeds are disbursed to a specific borrower. For the years ended December 31, 2022, 2021 and 2020, the Company earned nil, $1,177,822 and $2,087,717 recommendation service revenue, respectively.

Contract fulfillment costs associated with loan recommendation services primarily consist of employee salary, bonus and business travel costs incurred by the Company to fulfill its performance obligations. Contract fulfillment costs are only capitalized when the costs generate or enhance resources that will be used in satisfying future performance obligations of the contract and the costs are expected to be recovered. For the years ended December 31, 2022 and 2021, the Company did not capitalize contract fulfillment costs, but expensed as incurred, due to immateriality of such costs.

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

Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, the Company charges service fee equal to 0.3% to 0.5% of each transaction amount and recognizes revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the years ended December 31, 2022, 2021 and 2020, the Company earned $161,372, $928,565 and $432,958 revenue from providing technology consulting and support service revenue to customers, respectively.

(n)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2021 and 2020. The Company does not believe that there was any uncertain tax provision on December 31, 2022, 2021 and 2020. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, all of the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

(o)	Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6% . VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(p)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2022 and 2021, there were no dilutive shares.

(q)	Statutory reserve

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

(r)	Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

(s)	Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

(t)	Related parties and transactions

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

(u)	Right-of-use assets, net

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2022 and 2021.

(v)	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities include employee compensation payable, taxes payable and other payables.

employee compensation payable refers to the salary, social security, provident fund and bonus payable to the Company’s employees before the end of the current fiscal year. taxes payable refers to the composition of VAT and surtax payable under PRC tax before the end of the fiscal year. Other payables mainly deposit, service fees, etc.

(w)	Recent Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU 2021-10 that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. This guidance is effective for the Company for the year ending March 31, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

3.	Cash and cash equivalents

Cash and cash equivalents, consist of the following:

	As of December 31,
	2021	2022
	USD	USD
Cash at bank	$10,753,049	$3,805,103
Cash on hand	69	32
Total	$10,753,118	$3,805,135

The carrying amounts of the Company’s bank and cash balances are denominated in the following currencies:

	As of December 31,
	2021	2022
	USD	USD
RMB	$642,036	$139,688
USD	10,111,082	3,665,447
Total	$10,753,118	$3,805,135

Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.

4.	Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31,
	2021	2022
	USD	USD
Accounts receivable associated with loan recommendation services	$11,594	$-
Accounts receivable associated with prepaid payment network services	447,010	492,954
Less: Allowance for doubtful debts	(54,896)	(59,444)
Accounts receivable, net	$403,708	$433,510

The Company’s accounts receivable includes service fees generated through providing loan recommendation and prepaid payment network services to customers. As of December 31, 2022 and 2021, the Company had accounts receivable balance of $433,510 and $403,708, respectively. The allowance for doubtful accounts were $59,444 and $54,896 as of December 31, 2022 and 2021.

5.	Loan receivable

On July 8, 2021, the Company entered into an agreement with Fortune Access Development Corporation, a British Virgin Island corporation, to purchase a one-year note with principal of $5.5 million at 3% per annum. As of December 31, 2022, the outstanding loan receivable was $5,500,000 with unsecured. As of April 16, 2023, the Company collected back all the loan receivable.

6.	Prepaid expenses and other current assets

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2021	2022
	USD	USD
Prepaid expenses and other current assets
Advance to suppliers (i)	$65,171	$48,710
Other receivable, net (ii)	442,050	4,523,688
Value-added Tax (“VAT”) recoverable (iii)	7,841	7,248
Total	$515,062	$4,579,646

(i)	Advance to suppliers represents balance paid to vendors for certain services that have not been completed. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)

Other receivable primarily includes advances to employees for business development and security deposits paid for third-party payment platforms. This primarily represents a deposit of $3.57 million paid by the Company in March 2022 for the commissioned acquisition of an e-commerce technology services business. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the other receivable balance fully collectible.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

7.	Plant and equipment, net

Plant and equipment consists of the following:

	As of December 31,
	2021	2022
	USD	USD
Cost:
Office equipment and furniture	$492,985	$363,991
Transportation vehicles	62,066	57,373
Total cost	$555,051	$421,364
Less: Accumulated depreciation	(434,771)	(368,341)
Plant and equipment, net	$120,280	$53,023

Depreciation expense was $25,464, $23,370 and $13,022 for the years ended December 31, 2022, 2021 and 2020, respectively.

8.	Intangible assets, net

Intangible assets primarily consist of accounting software, which is amortized based on straight-line method over use life of 5 to 10 years.

Intangible assets, net, consist of the following:

	As of December 31,
	2021	2022
	USD	USD
Software	$347,484	$457,640
Total cost	$347,484	$457,640
Less: Accumulated amortization	(316,937)	(368,165)
Intangible assets, net	$30,547	$89,475

Amortization expense was $ 17,212, $39,601 and $40,498 for the years ended December 31, 2022, 2021 and 2020, respectively.

9.	Operating leases

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

	As of December 31,
	2021	2022
	USD	USD

Right-of-use asset, net	$-	$162,270

Operating lease liabilities, current	-	87,129
Operating lease liabilities, non-current	-	74,384
Total operating lease liabilities	$-	$161,513

The following table presents operating lease cost reported in the consolidated statements of comprehensive loss related to the Company’s leases:

Year ended December 31, 2022
USD
Operating lease cost	$19,199
Short-term lease cost	24,967
Total	44,166

For the year ended December 31, 2022, the Group incurred rental expenses under operating leases US$19,199.

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2022 to the present value of its operating lease payments:

For the year ending December 31	USD
2023	$92,684
2024	75,832
Total undiscounted operating lease payments	168,516
Less: imputed interest	(7,003)
Present value of operating lease liabilities	161,513

10.	Income tax

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

(b)	Hong Kong Profits Tax

Sentage HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Sentage HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2022, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC operating entities after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2022, 2021 and 2020, as the Company plans to permanently reinvest the earnings generated before December 31, 2022 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes provision

Income tax expense consists of the following:

	Year ended December 31,
	2020	2021	2022
	USD	USD	USD
Current income tax expense	$592,701	$257,344	$-
Deferred income tax benefit	-	-	-
Total	$592,701	$257,344	$-

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2020	2021	2022
	USD	USD	USD
China Income tax statutory rate	25.0%	25.0%	(25%)
Nondeductible expenses-permanent difference	0.1%	0.1%	0.1%
Change in valuation allowance	2.1%	6.5%	24.9%
Effective tax rate	27.2%	31.6%	-

Deferred taxes

The Company’s deferred tax assets are comprised of the following:

	As of December 31,
	2021	2022
	USD	USD
Deferred tax assets
Deferred tax assets derived from net operating loss (“NOL”) carry forwards and deferred revenue	$13,724	$650,601
Total gross deferred tax assets	13,724	650,601
Valuation allowance on deferred tax assets	-	(637,915)
Deferred tax assets, net of valuation allowance	$13,724	$12,686

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

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and deferred revenue that can be carried forward to offset future taxable income. As the Company ended its offline loan recommendation business in the end of 2017, management concluded that the chances for the Company’s VIEs, Daxin Wealth and Daxin Zhuohui, to utilize their net operating loss carry forwards carry forwards were remote. Accordingly, a valuation allowance of approximately $1.2 million has been provided against part of the deferred tax assets associated with the NOL carryforwards that occurred prior to December 31, 2016 due to expiration of some of loss carryforwards. As of December 31, 2022 and 2021, the Company had deferred tax assets balance of $12,686 and $13,724, respectively. In connection with the newly added loan recommendation services and prepaid payment network services, management believes that the Company will continue to generate sufficient taxable income in the 2023 fiscal year. Therefore, the Company believes that it can utilize the remaining deferred tax asset to offset future taxable income.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2022, 2021 and 2020. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2022. As of December 31, 2022, all the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

11.	Accrued expenses and other current liabilities

Accrued expenses and other payables consist of the following:

	As of December 31,
	2021	2022
	USD	USD
Accrued expenses and other current liabilities
Deposits received from customers	$27,615	$20,592
Accrued expenses	90,491	36,883
VAT and other taxes payable	216,516	200,342
Payroll payable	45,369	51,184
Total	$379,991	$309,001

12.	Related party transactions

Due to related party

Due to a related party consists of the following:

		As of December 31,
Name	Related party relationship	2021	2022
		USD	USD
Qiaoling Lu	CEO and controlling shareholder of the Company	$161,020	$4,709
Total due to a related party		$161,020	$4,709

As of December 31, 2022 and 2021, the balance due to a related party in the amount of $ 4,709 and $ 161,020, respectively, was loan advance from the Company’s controlling shareholder and was used as working capital during the Company’s normal course of business.

13.	Concentrations

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

As of December 31, 2022 and 2021, $3,805,103 and $10,753,049 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2022, 2021 and 2020, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the year ended December 31, 2022, one customer accounted for more than 52.2% of the Company’s total revenue..

For the years ended December2021 and 2020, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2022, one customer accounted for 63.2% of the total accounts receivable balance. As of December 31, 2021, one customer accounted for 73.8% of the total accounts receivable balance.

14.	Shareholders’ equity

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

On August 10, 2022, the Company’s authorized ordinary shares was consolidated at the ratio of five-for-one and the Company’s authorized capital stock became $50,000 divided into 10,000,000 ordinary shares of $0.005 per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

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

In light of the foregoing restrictions, Sentage WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Sentage WFOE and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and 2021, restricted net assets of Sentage WFOE and VIEs amounted to $846,905 and $538,177, respectively.

15.	Commitment and Contingencies

(a)	Contingencies

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

The following table sets forth our contractual obligations as of December 31, 2022：

	Year ended December 31,
	Total	2023	2024
	USD	USD	USD
Operating lease commitments for Lease expense under lease agreements	$178,392	102,560	75,832
Operating lease commitments for property management expenses under lease agreements	22,980	13,581	9,399

16.	Segment reporting

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

The following tables present summary information by segment for the years ended December 31, 2022, 2021 and 2020, respectively:

		Year ended December 31, 2020
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	1,074,734	2,087,717	432,958	-	3,595,409
Operating expenses	422,963	821,624	170,392	-	1,414,979
Income from operations	651,771	1,266,093	262,566	-	2,180,430
Income tax expense	177,169	344,159	71,373	-	592,701
Net income	474,496	921,728	191,151	-	1,587,375
Depreciation and amortization	6,836	11,521	35,163	-	53,520
Capital expenditure	-	-	-	-	-
Total assets	694,874	1,174,137	915,577	-	2,784,588

		Year ended December 31, 2021
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	156,062	928,565	1,177,822	-	2,262,449
Operating expenses	508,772	20,717	236,039	2,275,887	3,041,415
Income (loss) from operations	(352,710)	907,848	941,783	(2,275,887)	(778,966)
Income tax expense	14,783	109,732	132,827	-	257,342
Net income (loss)	(367,692)	798,054	754,814	(2,278,417)	(1,093,241)
Depreciation and amortization	1,347	9,997	51,627	-	62,971
Capital expenditure	-	-	6,722	-	6,722
Total assets	(3,715,787)	4,011,568	1,629,846	$15,441,081	17,366,708

		Year ended December 31, 2022
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	-	-	161,372	-	161,372
Operating expenses	-	244,629	297,550	2,190,200	2,732,379
Income (loss) from operations	-	(244,629)	(136,178)	(2,190,200)	(2,571,007)
Net income (loss)	112	(244,799)	(144,833)	(2,172,387)	(2,561,907)
Depreciation and amortization	-	-	42,676	14,752	57,428
Capital expenditure	-	-	34,346	-	34,346
Total assets	8,328	51,321	1,536,973	13,062,212	14,658,834

17.	Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.