Form 20-F
period 2023-12-31
Sentage Holdings Inc.
filed 2024-04-26
CIK 1810467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Qiaoling Lu

Telephone: +86-21 5386 0209

Email: qllu@sentageholdings.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A Ordinary shares, par value US$0.005 per share	SNTG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 2,805,325 issued and outstanding Class A ordinary shares and 0 issued and outstanding Class B ordinary shares, par value US$0.005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Sentage Operating Companies” or the “VIEs” refer, collectively, to Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), and their subsidiaries, all of which are limited liability companies organized under the laws of the Peoples Republic of China (the “PRC”).  We do not have any equity interests in the Sentage Operating Companies, but consolidate their financial results in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via a series of contractual agreements, or the “VIE Agreements”, among Sentage WFOE (defined below), the Sentage Operating Companies and their respective shareholders. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks.  As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), the VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses. For details of the VIE Agreements, see “The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“Articles” or “articles” are to the Companies’ amended and rested articles of association;

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares of the Company, par value $0.005 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares of the Company, par value $0.005 per share;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“PRC operating entities” are to Sentage WFOE (defined below) and the Sentage Operating Companies;

●	“Sentage HK” are to Sentage Hong Kong Limited, a Hong Kong corporation, which is a wholly owned subsidiary of Sentage Holdings (defined below);

●	“Sentage Holdings”, “we,” “us,” the “Company” or “our company” are to Sentage Holdings Inc., an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Sentage Operating Companies Shareholders” or “VIEs Shareholders” are to the shareholders of Sentage Operating Companies, or the VIEs;

●	“Sentage WFOE” or “WFOE” are to Shanghai Santeng Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Sentage HK;

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“US$,” “U.S. dollars,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity; and

●	“VIE Agreements” are to a series of contractual agreements among Sentage WFOE, Sentage Operating Companies, and Sentage Operating Companies Shareholders.

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this report, none of the Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration. As of the date of this annual report, according to our PRC counsel, Dacheng, our operations in the PRC and our continued listing are not subject to the review or prior approval of the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

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

Recent Regulatory Developments on Overseas-listing

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

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

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

Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following submission of initial public offerings or listing applications. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and completed their overseas offering and listing prior to September 30, 2023, such as us, shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China— The New Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.”

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

v

Permissions from the PRC Authorities

As of the date of this annual report, we, our PRC subsidiary, and the VIEs have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no such permission or approval has been denied. These licenses, permissions, and approvals, which have been successfully obtained, are: (1) business licenses; and (2) third-party payment license. However, in the future, if any additional approvals or permissions are required, we cannot assure you that any of these entities will be able to receive clearance of compliance requirements in a timely manner, or at all. Any failure to fully comply with any compliance requirements may cause our PRC subsidiary, or the VIEs, to be unable to operate their businesses in the PRC, subject them to fines, relevant businesses or operations suspension for rectification, or other sanctions.

On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (“CAC”), issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that any network platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As advised by our PRC counsel, the operations of the PRC operating entities (our PRC subsidiary and the VIEs) and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affect or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

In addition, on February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and released five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall file with the CSRC pursuant to the requirements of the Trial Measures within three working days following submission of relevant application for listing or completion of any subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material facts or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among other things, clarified that PRC domestic companies that were listed overseas before the effective date of the Trial Measures shall be deemed to be “Existing Issuers”, who shall not be required to complete the filing procedure with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and will be required to file with the CSRC within three working days following the completion of any subsequent overseas offerings.

As of the date of this annual report, we believe that, except as described above, none of the Company, our PRC subsidiary, or the VIEs, will be required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to offer our securities based on PRC laws and regulations currently in effect, and we have not been denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that our PRC subsidiary, or the VIEs, will always be able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If our PRC subsidiary, or the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiary, or the VIEs, are required to obtain such permissions or approvals in the future, they could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Distributions and Dividends

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—To the extent cash or assets of our business, or of the PRC Operating Entities, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

For the fiscal years ended December 31, 2023, 2022, and 2021, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. Cash is transferred among our Company, our subsidiaries, and the VIEs, in the following manner: (i) funds are transferred to WFOE from our Company as needed through Sentage HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by a VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Sentage HK; and (iv) WFOE and the VIEs lend to and borrow from each other from time to time for business operation purposes.  As of the date of this annual report, cash transfers and transfers of other assets among the Company, its subsidiaries, and the VIEs, were as follows:

●	For fiscal year ended December 31, 2021, the Company transferred net IPO proceeds in the amount of $16.91 million to Sentage HK, and Sentage HK transferred cash in the amount of $0.1 million to WFOE.

●	For fiscal year ended December 31, 2022, Sentage HK transferred cash in the amount of $1.4 million to WFOE, and WFOE transferred cash in the amount of $1.1 million to the VIEs.

●	For fiscal year ended December 31, 2023, Sentage HK transferred cash in the amount of $0.5 million to WFOE, and WFOE transferred cash in the amount of $0.5 million to the VIEs.

As of the date of this annual report, the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements, nor are there any plans to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As such, we have not requested approval to transfer cash to WFOE or to entities outside of China.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profits or share premium amounts, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they become due in the ordinary course of business. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another on a regular basis. As such, as of the date of this annual report, we have not installed any cash management policies that dictate how funds are transferred among Sentage Holdings, its subsidiaries, or investors.

If we determine to pay dividends in the future, as a holding company, we will rely on payments made from the VIEs to WFOE, pursuant to VIE Agreements, and the distribution of such payments to Sentage HK as dividends from WFOE. Certain payments from the VIEs to WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any VIE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit WFOE to pay dividends to Sentage HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Sentage HK may be considered a non-resident enterprise for tax purposes, so that any dividends Sentage WFOE pays to Sentage HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Sentage WFOE to its immediate holding company, Sentage HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Sentage HK intends to apply for the tax resident certificate if and when Sentage WFOE plans to declare and pay dividends to Sentage HK. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Sentage WFOE, and dividends payable by Sentage WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Organizational Structure

Our businesses are conducted by Sentage Operating Companies, or the VIEs.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIEs, as of the date of this annual report.

Ms. Qiaoling Lu (the chairperson of the board of directors, the chief executive officer, and a major shareholder of the Company), Yiheng Guo (a director and a shareholder of the Company), Hua Wang (a beneficial shareholder of the Company), and Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”); (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”); and (4) Zhenyi Information Technology (Shanghai) Co. Ltd (“Zhenyi”).

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

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements between Sentage Operating Company and Sentage WFOE, Sentage WFOE provides Sentage Operating Companies with technical support, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to Sentage Operating Companies by Sentage WFOE under the Exclusive Business Cooperation Agreements, Sentage WFOE is entitled to collect a service fee equal to the remaining amount of Sentage Operating Companies’ profit before tax after deducting relevant costs and reasonable expenses.

The term of each Exclusive Business Cooperation Agreement remains effective unless the agreement is explicitly terminated by Sentage WFOE through written form or other means specified therein. The Sentage Operating Companies do not have the right to terminate that agreement unilaterally.

Sentage WFOE has absolutely authority relating to the management of the Sentage Operating Companies, including but not limited to decisions with regard to expense, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions.

Equity Pledge Agreement

Under the Equity Pledge Agreements among Sentage WFOE and all the shareholders of Sentage Operating Companies (the “Sentage Operating Companies Shareholders”), the Sentage Operating Companies Shareholders pledged all of their respective equity interests in the Sentage Operating Companies to Sentage WFOE to guarantee the performance of the Sentage Operating Companies’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement, and Loan Contracts (collectively, the “Transaction Agreements”). Under the terms of the Equity Pledge Agreements, in the event that the Sentage Operating Companies or the Sentage Operating Companies Shareholders breach their respective contractual obligations under the Transaction Agreements, Sentage WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Sentage Operating Companies Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, Sentage WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The Sentage Operating Companies Shareholders further agreed not to dispose of the pledged equity interests or take any action that would prejudice Sentage WFOE’s interest.

The Equity Pledge Agreements are effective until the latest date of the following: (1) the secured debt in the scope of pledge is paid in full; (2) Sentage WFOE exercises its pledge rights pursuant to provisions and conditions of the Equity Pledge Agreements; and (3) the Sentage Operating Companies Shareholders transfer all the pledged equity interests to the Sentage WFOE according to the Exclusive Purchase Option Agreements, or other entity or individual designated by it.

The purpose of the Equity Pledge Agreements are to (1) guarantee the performance of the Sentage Operating Companies’ obligations under the Transaction Agreements, (2) make sure the Sentage Operating Companies Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Sentage WFOE’s interests without Sentage WFOE’s prior written consent, and (3) provide Sentage WFOE control over the Sentage Operating Companies. In the event the Sentage Operating Companies breach their contractual obligations under the Transaction Agreements, Sentage WFOE will be entitled to foreclose on the Sentage Operating Companies Shareholders’ equity interests in the Sentage Operating Companies and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in the Sentage Operating Companies and, under such circumstances, Sentage WFOE may terminate the Equity Pledge Agreement and the other VIE Agreements after acquisition of all equity interests in the Sentage Operating Companies or form a new VIE structure with the third parties designated by Sentage WFOE, or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal, in which the case, the existing VIE structure will be terminated.

Exclusive Purchase Option Agreement

Under the Exclusive Purchase Option Agreements, the Sentage Operating Companies Shareholders irrevocably granted Sentage WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in the Sentage Operating Companies or the assets of the Sentage Operating Companies. The option price is the minimum amount to the extent permitted under PRC law.

x

Under the Exclusive Purchase Agreements, Sentage WFOE may, at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Sentage Operating Companies Shareholders’ equity interests in the Sentage Operating Companies or the assets of the Sentage Operating Companies. The Exclusive Purchase Agreement, together with the Equity Pledge Agreement, the Exclusive Business Cooperation Agreement, Powers of Attorney, and Loan Contracts, enable Sentage WFOE to exercise effective control over the Sentage Operating Companies.

The Exclusive Purchase Agreements remain effective until all the equity or assets of the Sentage Operating Companies is legally transferred under the name of Sentage WFOE and/or other entity or individual designated by it.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Sentage Operating Companies Shareholders authorized Sentage WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under the laws of China and the articles of association of the respective Sentage Operating Company, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the Sentage Operating Companies.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Purchase Option Agreement. The Powers of Attorney are each irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Sentage Operating Companies Shareholders are shareholders of the Sentage Operating Companies.

Loan Contracts

Each shareholder of the Sentage Operating Companies has entered into a loan contract with Sentage WFOE, with each contract taking effect from March 9, 2020. Under these loan contracts, Sentage WFOE provided each shareholder of the VIEs with a loan, free of interest, provided that if any of the shareholders of the Sentage Operating Companies fails to pay any sum pursuant to the schedule specified thereunder, default interest shall be calculated at a daily rate of 0.1% until the shareholder fully repays such sum (including the default interest). The proceeds from the loans were used for purposes consented by Sentage WFOE. The loans can be repaid by transferring each shareholder’s respective equity interest in the Sentage Operating Companies pursuant to the Exclusive Purchase Option Agreements. Each of the loan contracts shall remain in effect until the day when Sentage WFOE exercises its exclusive option in accordance with the applicable Exclusive Purchase Option Agreement, unless otherwise terminated by Sentage WFOE when any shareholder of VIEs materially breaches the terms of such loan contracts.

Spousal Consents

The spouse of each of the Sentage Operating Companies Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents”, including: (a) the Exclusive Purchase Option Agreement entered into with Sentage WFOE and the Sentage Operating Companies; (b) the Equity Pledge Agreement entered into with Sentage WFOE; (c) the Powers of Attorney executed by the Sentage Operating Companies Shareholders, and (d) the Loan Contracts entered into with Sentage WFOE, and the disposal of the equity interests of Sentage Operating Companies held by the Sentage Operating Companies Shareholder and registered in his or her name.

The spouse of each of the individual Sentage Operating Companies Shareholders has further undertaken to not to make any claims in connection with the equity interests of Sentage Operating Companies, which are held by the Sentage Operating Companies Shareholder. The spouse of the Sentage Operating Companies Shareholder confirms that the Sentage Operating Companies Shareholder can perform, amend, or terminate the Transaction Documents without his or her authorization or consent. He or she undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouse of each of the individual Sentage Operating Companies Shareholders has also agreed that if he or she obtains any equity interest of Sentage Operating Companies which are held by the Sentage Operating Companies Shareholder for any reasons, he or she shall be bound by the Transaction Documents and the Exclusive Business Cooperation Agreement entered into among Sentage WFOE and the Sentage Operating Companies (as amended time to time) and will comply with the obligations thereunder as a shareholder of the Sentage Operating Companies. For this purpose, upon Sentage WFOE’s request, he or she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Business Cooperation Agreement (as amended from time to time).

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

We do not have any equity interests in the Sentage Operating Companies, or the VIEs, whose financial results have been consolidated by us in accordance with U.S. GAAP, because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own an equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business, are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “ITEM 3D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of an anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, as well as the risk of delisting if the PCAOB is unable to conduct inspections of our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. Furthermore, rules and regulations in China can change quickly with little advance notice, and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Below please find a summary of the principal risks we face, organized under relevant headings. Each of these risks is discussed more thoroughly in the succeeding section under the same title, starting on page 3 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership;

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations;

●	The Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition;

●	Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure; and

●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have a limited operating history, which makes it difficult to evaluate our future prospects;

●	The industries we are in are still evolving, which makes it difficult to effectively assess our future prospects;

●	The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results;

●	The wind-down of our past engagements in the consumer loan repayment and collection management business affected our business operation and financial performance, and we may not be able to expand our customer base by collaborating with third-party financial institutions as we have planned;

●	We operate a socially sensitive business public complaints against the consumer loan repayment and collection management industry generally or against us in particular may materially and adversely affect our business, financial condition and results of operations;

●	If we fail to maintain collaboration with our funding partners, our reputation, results of operations, and financial condition may be materially and adversely affected;

●	Fluctuations in interest rates could negatively affect our loan origination volume;

●	We are dependent on NetsUnion Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business;

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected; and

●	We may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business;

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations;

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us;

●	There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws;

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China;

●	Increases in labor costs in the PRC may adversely affect our business and our profitability;

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC operating entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us;

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment;

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment;

●	Our PRC operating entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business;

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies;

●	Governmental control of currency conversion may affect the value of your investment and our payment of dividends;

●	There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits;

●	The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future;

●	Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business;

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation;

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC;

●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S;

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations;

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless;

●	The Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future; and

●	To the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Risks Related to Our Ordinary Shares

Risks and uncertainties related to our Ordinary Shares include, but are not limited to, the following:

●	We may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Ordinary Shares;

●	We are not expected to pay dividends on our Ordinary Shares in the foreseeable future; and

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

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

As advised by our PRC counsel, Dacheng , if WFOE, the VIEs, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or if WFOE or the VIEs, fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises, or FIEs, established prior to the effectiveness of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment, and the government generally will not expropriate foreign investment, except under certain special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on such list. As of the date of this annual report, according to our PRC counsel, Dacheng, our business and industry are not on the negative list, and our VIE structure is not implemented to avoid direct foreign investment in the prohibited fields, but to protect the Company, its subsidiaries and VIEs from uncertainties and risks related to China’s policy on foreign investments in Sentage Operating Companies’ line of businesses. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which came into effect on January 1, 2020 and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

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

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes

Under a tax inspection, as advised by our PRC counsel, Dacheng, if our transfer pricing arrangements among Sentage WFOE and each of the Sentage Operating Companies are judged to be tax avoidance vehicles, or related documentation does not meet the requirements, Sentage WFOE and each of the Sentage Operating Companies may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Sentage WFOE, which could adversely affect us by (i) increasing Sentage Operating Companies’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes; (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives; or (iii) the PRC tax authorities may impose late payment fees and other penalties on a Sentage Operating Company for the adjusted but unpaid taxes according to the applicable regulations.

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

Our existing loan repayment and collection management engagements were completed by the end of 2021, and no related revenue was generated in fiscal years 2022 and 2023. The Company plans to continue its consumer loan repayment and collection management business, with a team of experienced loan management professionals, by expanding its client base and collaborating with third-party financial institutions. Although we believe that we can engage new clients and continue our consumer loan repayment and collection management business successfully, there can be no assurance that such will be the case and we have not been able to execute our plan as of the date of this annual report.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer (《数据出境安全评估办法》), which were effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file with the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than one million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or; (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

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

In the beginning of February 2020, we had to temporarily suspend our prepaid payment network services due to government restrictions. We managed to promptly implement a series of response measures to the COVID-19 pandemic, including having our full work force resume work remotely by the end of February 2020. We fully resumed our operation on March 10, 2020 and our business was fully operational in 2021. However, our business facilities in Shanghai, China were temporarily closed again, starting from April 2022 to June 2022, as a result of local government’s efforts to contain the resurgence of the COVID-19 pandemic. The COVID-19 pandemic negatively affected our operations in fiscal years 2022 and 2023 and could cause the Company’s revenue and cash flows to underperform in the next 12 months.

For the consumer loan repayment and collection management business, due to the uncertainties caused by COVID-19, our prospective business partners were not able to start new cooperations with us and we were not able to generate any revenue for fiscal years 2022 and 2023.

For the loan recommendation services, which requires face-to-face interaction with potential customers, the temporary lock down from April 2022 to June 2022 severely impacted our ability to generate new business. Even after June 2022, due to the uncertainties caused by COVID-19, the demand from customers decreased sharply and we were not able to generate any revenue for fiscal years 2022 and 2023.

For the prepaid payment network services, the revenue in fiscal years 2022 and 2023 declined sharply because of decreased demand from customers due to the uncertainties caused by COVID-19.

Although China relaxed the COVID-19 restrictions at the end of 2022, because the COVID-19 pandemic has deeply affected businesses and the economy in China from 2020 to 2023, the extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2023, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

The material weaknesses identified relate to (i) our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework.. We plan to implement a number of measures to remedy these material weaknesses. To remedy the identified material weakness and the other control deficiencies, we have implemented and will continue to implement initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified, including: (i) obtain additional resources, including experienced staff with U.S. GAAP and U.S. Securities and Exchange Commission (the “SEC”) reporting knowledge, to strengthen the financial reporting function and to set up financial and system control framework; (ii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses. We cannot assure you, however, that these measures will fully address these material weaknesses and other deficiencies in our internal control over financial reporting or that we will be able to conclude that they have been fully remedied.

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list our Class A Ordinary Shares or to other regulatory investigations and civil or criminal sanctions.

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

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are an emerging growth company and have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

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

There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless.

The legal system of mainland China is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. There are uncertainties regarding the enforcement of PRC laws and regulations which can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer or continue our operations and cause the value of our securities to significantly decline or become worthless. For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. In December 2021, DIDI announced that it would delist from the New York Stock Exchange less than six months after its initial public offering.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our Ordinary Shares.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in mainland China legal system than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations, and cause the value of our securities to significantly decline or become worthless.

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

We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit the PRC Operating Entities’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

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

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Sentage WFOE to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

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

As advised by our PRC counsel, Dacheng, the operations of the PRC operating entities and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

The VIE, Qingdao Buytop, may be subject to the Law on Combatting Telecom and Online Fraud

On September 2, 2022, the Standing Committee of the China National People’s Congress published the Law on Combatting Telecom and Online Fraud (the “LCTOF”), which came into effect on December 1, 2022. According to the LCTOF, “telecom and online fraud” refers to the act of swindling public or private property by means of telecom networks and Internet technologies in remote or non-contact ways for the purpose of illegal possession. It is directed at online behavior that relies on telecommunications or the internet. To combat this type of online fraud, the LCTOF requires non-bank payment institutions to assume risk prevention and control responsibilities, and establish internal control mechanisms to combat telecom and online fraud. The LCTOF also requires non-bank payment institutions to establish a due diligence system to lawfully identify the beneficial owners of payment accounts, and to take appropriate risk management measures to prevent payment accounts from being used in telecom or online fraud. Non-bank payment institutions shall also establish risk prevention and control mechanisms to monitor account abnormalities and suspicious transactions that meet the characteristics of telecom or online fraud. We operate our payments business through the VIE entity, Qingdao Buytop. The payment business is limited to offline prepaid card issuance and acceptance, but does not involve online payment service, nor does it involve opening payment accounts or providing settlement services for customers. Therefore, we believe that the LCTOF does not apply to Qingdao Buytop’s business operations. As of the date hereof, Qingdao Buytop has not received any inquiry, notice, warning, or sanction from the People’s Bank of China, the banking regulatory authority of the State Council, or any other PRC governmental authority requiring or recommending that Qingdao Buytop comply with any specific provisions in the LCTOF. However, if the competent authorities determine to the contrary that Qingdao Buytop’s business operation is subject to the LCTOF, or if Qingdao Buytop develops online payment services in the future, then Qingdao Buytop will be required to establish relevant prevention and control mechanisms according to the LCTOF. Furthermore, if the relevant authorities determine that Qingdao Buytop is in violation of the LCTOF or its operations falls within any of the following circumstances: (i) failure to establish the internal control mechanisms against telecom or online fraud, (ii) failure to perform the obligation of due diligence and relevant risk management measures, (iii) failure to perform the obligation of risk monitoring and management of abnormal accounts and suspicious transactions, or (iv) failure to transmit relevant transaction information in a complete and accurate manner in accordance with the LCTOF provisions, then Qingdao Buytop’s relevant business permit and license may be revoked, and Qingdao Buytop may be fined up to RMB 5 million, be ordered to stop any new businesses expansions, reduce its existing business scope, or suspend its relevant business operations for rectification.

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

The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of regulatory bodies in the PRC.

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are currently not subject to the review or scrutiny of any PRC regulatory authority, except as described hereinbelow. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic PRC companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. PRC domestic companies that were already listed overseas before the effective date of the Trial Measures are deemed to be “Existing Issuers”, who are not required to complete the filing procedures with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings within three business days after the completion of such offerings. Based on the foregoing, we are an Existing Issuer, and if we complete any subsequent overseas offerings, then we will be required to file with the CSRC within three working days following the completion of such subsequent offerings. However, because rules and regulations in China can change quickly, and the Chinese government may exert more oversight and control over foreign investment in China-based issuers, our listing or SEC reports may be subject to the scrutiny of regulatory bodies in the PRC with little advance notice.

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

However, we cannot assure you whether the national securities exchange we are listed on or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, our Class A Ordinary Shares may be delisted in the future if the PCAOB is unable to inspect our accounting firm within two years.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Ordinary Shares to significantly decline or be worthless.

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

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines, which has taken effect on March 31, 2023.

Notwithstanding the above, our PRC counsel has further advised us that uncertainties exist as to whether we, our subsidiaries, the VIEs, or any of their subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or subsequent offerings. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, the VIEs, or any of their subsidiaries are subject to any compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, and the VIEs, or any of their subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities and cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

The Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. If any PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to the PRC law and regulations, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and the Sentage Operating Companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Trial Measures and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including, but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Our PRC counsel, Dacheng, has advised us that, based on its understanding of the current PRC laws and regulations, we are not subject to the CSRC’s approval under the M&A Rules for our continued listing, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any continued listings are subject to this regulation; (ii) we currently control Sentage WFOE by virtue of Sentage HK acquiring 100% of the equity interest of Sentage WFOE, which is not regulated by the M&A Rules. Sentage WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules. CSRC approval only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in PRC domestic companies (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

Our PRC counsel, Dacheng, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas listing, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them.

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

The dual-class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power.

While we have not issued any Class B Ordinary Shares as of the date of this report, we might do so in the future. If we were to issue Class B Ordinary Shares, it would dilute your voting rights, ownership interests and may depress the market price of our Class A Ordinary Shares. Depending on the circumstances in which we issue the Class B Ordinary Shares, such issuance may also concentrate voting control with an individual or group of individuals.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

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

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

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

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England. Appeals from the Cayman Islands Courts to the privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on the courts of the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice, shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

We have been advised by our Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-yearly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters , our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

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

Sentage Holdings Inc. (“Sentage Holdings”) was incorporated on September 16, 2019, as an exempted company with with limited liability under the laws of the Cayman Islands. Sentage Hongkong Limited (“Sentage HK”) was incorporated on September 25, 2019 in Hong Kong as a wholly owned subsidiary of Sentage Holdings.

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

On July 9, 2021, our Ordinary Shares started trading on the Nasdaq Capital Market under the symbol “SNTG.”

On July 13, 2021, we closed our initial public offering (“IPO”), pursuant to the registration statement on Form F-1 (File No.333-254558).

On December 7, 2023, at our annual shareholders meeting, the shareholders approved a share capital reorganization to re-designate and re-classify our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this annual report, the Company has not yet issued any Class B Ordinary Shares.

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

We do not have any equity interests in the Sentage Operating Companies, whose financial results have been consolidated by us in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

Selected Condensed Consolidated Financial Schedule of Sentage Holdings Inc., its subsidiaries, and the VIEs

The following tables present selected condensed consolidated financial data of Sentage Holdings Inc. and its subsidiaries and VIEs for the fiscal years ended December 31, 2023, 2022, and 2021, and balance sheet data as of December 31, 2023, 2022 and 2022, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	2,262,449	-	2,262,449
Net Income (loss)	(1,748,643)	(37,372)	692,774	-	(1,093,241)
Comprehensive Income (loss)	(1,748,643)	(36,409)	844,511	-	(940,541)

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	161,372	-	161,372
Net loss	(1,470,635)	(130,766)	(960,506)	-	(2,561,907)
Comprehensive loss	(1,470,635)	(183,036)	(994,319)	-	(2,647,990)

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	146,554	-	146,554
Net loss	(959,981)	(146,073)	(797,223)	-	(1,903,277)
Comprehensive loss	(959,981)	(198,768)	(786,321)	-	(1,945,070)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	3,785,115	20,020	-	3,805,135
Total current assets	12,740,447	6,873,303	1,442,879	(6,715,249)	14,341,380
Total assets	12,740,447	7,035,573	1,598,063	(6,715,249)	14,658,834
Total liabilities	1,466,983	3,826,962	1,905,174	(6,715,249)	483,870
Total shareholders’ equity	11,273,464	3,208,611	(307,111)	-	14,174,964
Total liabilities and shareholders’ equity	12,740,447	7,035,573	1,598,063	(6,715,249)	14,658,834

	As of December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	2,199,879	63,002	-	2,262,881
Total current assets	10,274,640	5,250,465	1,381,679	(5,214,239)	11,692,545
Total assets	11,274,640	5,323,404	1,525,334	(5,214,239)	12,909,139
Total liabilities	962,703	2,312,015	2,618,766	(5,214,239)	679,245
Total shareholders’ equity	10,311,937	3,011,389	(1,093,432)	-	12,229,894
Total liabilities and shareholders’ equity	11,274,640	5,323,404	1,525,334	(5,214,239)	12,909,139

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	-	(1,815,919)	1,433,255		(382,664)
Net cash used in investing activities	-	(5,500,000)	(19,977)		(5,519,977)
Net cash provided by (used in) financing activities	(16,851)	17,360,717	(959,420)		16,401,297

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(6,308,455)	(371,005)	-	(6,679,460)
Net cash used in investing activities	-	-	(34,346)	-	(34,346)
Net cash used in financing activities	-	-	(156,311)	-	(156,311)

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,572,682)	(254,262)	-	(1,826,944)
Net cash used in investing activities	-	-	(23,433)	-	(23,433)
Net cash provided by financing activities	-	40,141	299,385	-	339,526

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

For fiscal years 2023, 2022 and 2021, our revenue was $146,554, $161,372, and $2,262,449, respectively, and our net loss was $1,903,277, $2,561,907, and $1,093,241, respectively. The reason for the decrease in revenues and the net losses is that, due to the ongoing impact of COVID-19, we did not generat any revenue from the consumer loan repayment and collection management service, and loan recommendation service in fiscal years 2022 and 2023, and the demand for our prepaid payment network service declined sharply in fiscal years 2022 and 2023.

Revenue from the consumer loan repayment and collection management accounted for 6.9%, nil, and nil of the total revenue for the fiscal year ended December 31, 2021, 2022 and 2023, respectively. Revenue from the loan recommendation accounted for 52.1%,nil, and nil of the total revenue for the fiscal year ended December 31, 2021, 2022 and 2023, respectively. Revenue from prepaid payment network service business accounted for, 41%, 100%, and 100% of the total revenue for the fiscal year ended December 31, 2021, 2022 and 2023, respectively.

For the consumer loan repayment and collection management business, due to the uncertainties caused by the COVID-19, our prospective business partners were not able to start new cooperation with us and we were not able to generate any revenue for fiscal years 2023 and 2022. For the loan recommendation services, which requires face-to-face interaction with potential customers, the temporary lock down from April 2022 to June 2022 severely impacted our ability to generate new business. Even after June 2022, due to the uncertainties caused by COVID-19, the demand from customers decreased sharply and we were not able to generate any revenue for fiscal years 2023 and 2022. For the prepaid payment network services, the revenue in fiscal years 2023 and 2022 declined sharply because decreased demand from customers due to the uncertainties caused by COVID-19. Although China relaxed the COVID-19 restrictions at the end of 2022, because the COVID-19 has deeply affected businesses and economy in China from 2020 to 2024, the extent of any future impact of COVID-19 on our operations remains highly uncertain and unpredictable.

Consumer Loan Repayment and Collection Management Service

For the fiscal years 2023, 2022 and 2021, revenue generated from the Sentage Operating Companies’ consumer loan repayment and collection management services was nil, nil, and US$156,062, respectively. Since the end of 2017, the Sentage Operating Companies have not charged any new fees for loan repayment and collection management. All loan repayment and collection management engagements were fully completed by December 31, 2021.

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

For fiscal years 2023, 2022 and 2021, the total amount repaid by borrowers and collected by the Sentage Operating Companies and third-party agencies reached RMB nil, RMB nil, and RMB1.01million (approximately US$ 0.16million), respectively. While the Sentage Operating Companies offer services nationwide, they strategically focused on strengthening their presence in second-tier and third-tier Chinese cities where they observed a strong demand for consumer loans. The Sentage Operating Companies’ loan repayment and collection management engagements were fully completed by December 31, 2021. Those customers paid service fees for loan repayment and collection management as part of the Sentage Operating Companies’ service agreements that were entered into at the time of loan facilitation. Such prepayments were recorded as a credit to a liability account for prepayments on the Sentage Operating Companies’ balance sheet. As the Sentage Operating Companies provided loan repayment and collection management services to specific customers clients, loan management and collection management fees received from customers in advance were deferred and recognized as revenue over time when designated services were performed.

All loan repayment and collection management engagements were fully completed by December 31, 2021. The Sentage Operating Companies plan to continue the consumer loan repayment and collection management business with a team of experienced loan management professionals by expanding the client base and collaborating with third-party financial institutions. The Sentage Operating Companies have been actively seeking collaboration with third-party financial institutions to further the consumer loan repayment and collection management services. However, as of the date of this annual report, the Sentage Operating Companies have not been successful in their efforts to continue their consumer loan repayment and collection management business.

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

For fiscal year 2023, and as of the date of this report, due to the ongoing impact of the COVID-19 pandemic, the Sentage Operating Companies did not do any business with the funding partners. The Sentage Operating Companies provide the funding partners access to a high-quality borrower applicants base, as well as enhanced credit assessment and risk management capabilities. Once borrowers are connected to funding partners through services, funding partners will be able to extend more loans and sell other financial products to such borrowers. The Sentage Operating Companies acquire the funding partners through word-of-mouth referrals and referrals made by the shareholders and management team members, many of whom have established extensive connections in the financial industry based on their respective years of professional experience. While remaining subject to regulations on loan recommendation services, the business model does not subject the Sentage Operating Companies to the relevant local regulatory requirements that are applicable to online lending platforms, since the Sentage Operating Companies do not provide online financing intermediary services.

Borrowers may be drawn to the Sentage Operating Companies because of the convenient access to various mortgage products offered by funding partners, a transparent, easily navigable recommendation process, and a client-centric service approach aiming to understand borrowers’ specific financial needs and match them with mortgage products suitable to their current situation.

For fiscal year 2021, the funding partners approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB 256.85million (approximately US$39.82 million) and the Sentage Operating Companies earned $1,177,822 in recommendation service revenue. For fiscal year 2022, the Sentage Operating Companies earned nil recommendation service revenue due to that the Sentage Operating Companies were not able to engage new customers, which process required face-to-face interactions with customers, in the first half of 2022 (the peak season for this type of business). After June 2022, the demand from customers decreased sharply due to the continued uncertainties caused by COVID-19, resulting in nil in revenues for fiscal year 2022. For fiscal year 2023, the Sentage Operating Companies earned nil recommendation service revenue; this was due to recent changes in the market environment following the COVID-19 pandemic, prompting the Company to adjust and improve its products and services, which process requires more time to complete.

Prepaid Payment Network Service

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient, and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from the Sentage Operating Companies, will be able to buy goods and services offered by the Sentage Operating Companies’ merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion Clearing Corporation (“NetsUnion”) (i.e. the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), the Sentage Operating Companies prepaid payment network services enable qualified merchants selected by the Sentage Operating Companies after rigorous internal review to accept prepaid-card payments using traditional payment terminals. During fiscal year 2021, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$928,565. During fiscal year 2022, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$161,372, which decrease was due to decreased demand due to the uncertainties of COVID-19. During fiscal year 2023, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$146,554, and the slight decrease in the revenue from fiscal year 2022 was due to a slightly reduced provision of technical consulting services in fiscal year 2023.

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

Merchant customers choose the Sentage Operating Companies because they are a licensed prepaid card issuer capable of offering multipurpose prepaid cards and a licensed payment service provider. In order to issue multipurpose prepaid cards, which can be used to purchase goods and services from a diverse group of merchants across industries and regions, and provide related payment services, a service provider must obtain a third-party payment license that allows such activities. As a result of the tightened control imposed by the PBOC over payment licenses in recent years, it has become much harder to obtain such licenses from relevant regulatory bodies in China. A license applicant must undergo a time-consuming application process, be able to pay an expensive application fee, and satisfy stringent standards adopted by the regulatory bodies. In light of the strong entry barriers, the Sentage Operating Companies’ payment license is a unique asset. Without such license, a prepaid issuer can issue only single-purpose prepaid cards, which is limited to purchasing goods and services provided by the card issuer or companies related to the card issuer.

The Sentage Operating Companies’ proprietary technology systems are critical to the development of the prepaid payment network business, allowing the Operating Companies to process a large volume of transactions, achieve high level of stability, promote workflow automation, and build an easily scalable business model. Supported by a set of integrated databases, the Sentage Operating Companies’ information system can efficiently process and analyze a high volume of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The Sentage Operating Companies’ account management system allows the Sentage Operating Companies to consolidate and manage all the customers’ account information and track the balances of customer accounts in an efficient manner, promoting more transparent management of fund movements. The Sentage Operating Companies regularly update the systems to improve their reliability, efficiency and compatibility with the services and evolving regulatory requirements. We believe that the proprietary technology systems will enable the Sentage Operating Companies to build a highly automated platform that is compatible with mainstream payment methods and channels across different industries. As of the date of this annual report, the Sentage Operating Companies’ systems have not encountered any major system interruption.

Loan Repayment and Collection Management Service

The Sentage Operating Companies’ Repayment and Collection Management Service

The Sentage Operating Companies provided consumer loan repayment and collection management services to customers by leveraging the in-house team’s years of industry knowledge, strategic partnerships with third parties, standard and streamlined repayment and collection management process, centralized management, and proprietary IT infrastructure. The Sentage Operating Companies’ loan repayment and collection management engagements were completed by the end of 2021. For the fiscal years 2021, 2022, and 2023, revenue generated from the consumer loan repayment and collection management services was US$156,062, nil, and nil, respectively.

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

Loan Recommendation Service

Business Model and Recommendation Process

As part of the strategy to diversify and expand the product and service offerings, the Sentage Operating Companies started the loan recommendation service in June 2019. Leveraging the advanced credit assessment and risk management capabilities, the Sentage Operating Companies carefully evaluate applications and supporting materials submitted by individual borrowers and recommend those borrowers deemed qualified to funding partners, who in return directly provide funds to borrowers recommended by the Sentage Operating Companies. The Sentage Operating Companies endeavor to provide a transparent, seamless, and convenient recommendation process for both borrowers and funding partners, while safeguarding their respective interests. For fiscal year 2021, the Sentage Operating Companies’ funding partners had approved loans to borrowers recommended by the Sentage Operating Companies in the aggregate amount of RMB256.85million (approximately US$39.82million) and the Sentage Operating Companies earned $1,177,822 recommendation service revenue. For the fiscal years 2022 and 2023, the Sentage Operations Companies did not generate any recommendation service revenue, as it did not refer any borrowers during such years.

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

Step 4: Loan Recommendation

The Sentage Operating Companies recommend qualified borrowers directly to funding partners. The funding partners, after completing their internal risk assessment and loan approval procedures, make the final credit decisions and directly fund borrowers with mortgage suitable for borrower’s financial situation. For fiscal years 2021, 2022 and 2023, approximately 100%, nil and nil borrowers we recommended were accepted by the funding partners.

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

The Sentage Operating Companies generally avoid special-purpose properties such as assisted-living facilities. For fiscal years 2021, 2022 and 2023, residential properties constituted the major collateral type, representing approximately 100%, 0%, and 0%, respectively, of all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation.

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

The typical mortgage in the Sentage Operating Companies’ product portfolio provides a fixed-rate, interest-only term. As of the date of this report, all the mortgages borrowers have obtained through the Sentage Operating Companies’ recommendation had an initial loan term of 24 to 36 months with an interest rate of 6% to 8%.

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

The Sentage Operating Companies all the financial institution funding partners are commercial banks, the majority of which are reputable national and regional banks. In the future, the Sentage Operating Companies plan to expand and diversify the funding partner base by seeking opportunities to collaborate with other kinds of institutions and organizations, including pawnshops, micro-lending companies, etc.

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

The payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow them to provide merchants with continuously improving services and technologies. For fiscal years 2021, 2022 and 2023, revenue generated from the prepaid payment network services, consisted of technology consulting and support fees, was US$928,565, US$ 161,372, and US$146,554, respectively.

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

Customers

The Sentage Operating Companies connect the corporate customers with their consumers in various industries. As of the date of this annual report, the Sentage Operating Companies have 3 customers, which are Shandong Ciyun Information Technology Co., Ltd., Qingdao Kece Innovation Consulting Service Co. and Qingdao Nuolizhi Enterprise Management Co., Ltd. The Sentage Operating Companies plan to work with midsized supermarkets, shopping malls, and online platforms. The Sentage Operating Companies believe that by reaching corporate customers of various sizes, the Sentage Operating Companies can build a solid foundation to expand the service base and provide more diversified financial solutions that fit into more payment scenarios.

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

Each customer request, inquiry or complaint is recorded and assigned a specific case reference. Each of the customer service assistant is responsible for the cases assigned to them and will follow up until the case is closed or resolved to the customers’ satisfaction. The Sentage Operating Companies’ policy requires that the customer service personnel must respond to each customer complaint within one business day and address the relevant issues within three to four business days. As of the date of this annual report, the Sentage Operating Companies achieved a zero customer-complaint report rate, which is a measure of the dissatisfaction of the services as reported by customers.

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

Infrastructure and Information Technology

The Sentage Operating Companies are currently applying for copyrights in the PRC for the proprietary technology systems, which include the information system and account management system. The Sentage Operating Companies’ internal management system is copyrighted and its registration was completed on April 26, 2020. As of the date of this report, the Sentage Operating Companies had a team of 3 full-time employees to monitor and maintain the information technology and infrastructure. To promote the long-term business development, the Sentage Operating Companies’ technology team focuses on ensuring that the technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested and continuously strengthened.

●	IT Infrastructure. We believe the Sentage Operating Companies have built a secure, efficient, and cost-effective infrastructure to provide strong computing ability in the system. As of the date of this report, the information technology infrastructure included 15 servers, which form a strong server network with speedy processing capability. The infrastructure has been fully integrated with the computer environments and business requirements to serve as a powerful engine for the products and services.

●	Information System. We believe the ability to access and use data is essential to the operations. The Sentage Operating Companies’ centralized computer-based information system supports the core processing and analytics functions of the business lines under a set of integrated databases. It is designed to be both replicable and scalable to accommodate the internal growth. Supported by the set of databases, the information system can efficiently process and analyze high volumes of data, securely store the data on a cloud server, and provide each of the departments with convenient access to data. The information system empowers us to generate comprehensive reports and achieve data visualization from accessible data to support the management’s instant decision-making to cope with the evolving competitive landscape.

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

As of the date of this annual report, Qingdao Buytop owns the trademark Buytop, effective from February 21, 2014 to February 20, 2034, and the domain name www.buytoppay.com, effective from December 16, 2016 to December 16, 2024. Daxin Zhuohui owns the copyrighted internal management system, which became effective on April 26, 2020.

Properties and Facilities

The corporate headquarters is in Shanghai City, China, where we lease two office spaces with an area of approximately 170.59 square meters (approximately 1,836 square feet) and an area of approximately 132 square meters (approximately 1,550 square feet), as of December 31, 2023. The term of the two leases are from November 1, 2022 to October 31, 2024, and from March 24, 2023 to March 31, 2024, respectively. The monthly rental fee is approximately US$8,185 and US$1,620, correspondingly. The headquarters serve as the center of management, human resources, and administrative activities, as well as the operation center of the loan repayment and collection management and loan recommendation businesses. In addition to the headquarters in Shanghai, the Sentage Operating Companies also lease office space in Qingdao City, Shandong Province, China for the prepaid payment network operations. The office space of the office in Qingdao City has an area of approximately 143 square meters (approximately 1,540 square feet). The term of the lease is from December 1, 2023 to November 30, 2024, and the monthly rental fee is approximately US$1,761.

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

In accordance with the Provisions on the Supreme People’s Court on Application of Laws to the Hearing of Private Lending Cases (《最高人民法院关于审理民间借贷案件适用法律若干问题的规定》) (“the Private Lending Judicial Interpretations 2015”) issued by the Supreme People’s Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. Besides, the Private Lending Judicial Interpretations 2015 provides that agreements between the lender and borrower on loans with annual interest rates below 24% are valid and enforceable; as to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment; if the annual interest rate of a private loan is higher than 36%, the excess will be void. When the borrower requests the lender to return such amount above 36% that has been paid, the People’s Court should support it.

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

Through the VIE entity, Qingdao Buytop, we own the Technical Certification of Payment Service Facilities of Non-banking Payment Institutions (registration number: CFNR201801370551), which was issued by Beijing Zhongjin Guosheng Authentication Co., Ltd., on May 8, 2018 for three years, which was subsequently renewed to be valid until December 4, 2023. The certification is in progress of being renewed, which is expected to be completed by June 2024.

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

Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading

On September 15 2021, the People’s Bank of China, and other relevant PRC governmental authorities jointly promulgated “Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading”, which became effective on the same day. According to the measure, the business activities related to virtual currencies are illegal financial activities. Financial institutions and non-banking payment institutions shall not provide account opening, fund transfer or clearing and settlement services for the business activities related to virtual currencies, or include virtual currencies into the scope of collaterals, nor shall they carry out insurance business related to virtual currencies, or include virtual currencies into the scope of insurance liability. Any violation of laws and regulations detected shall be reported to the relevant authorities in a timely manner. The company should not provide any service in accordance with virtual currency.

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

Later on, December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

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

Regulations relating to Foreign-Owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC (《中华人民共和国公司法》) (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993 and last amended on December 29, 2023, which amendment will come into effect on July 1, 2024. Under the PRC Company Law, companies are generally classified into two categories, i.e., limited liability companies and joint stock limited companies. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are required to comply with the provisions of the PRC Company Law.

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

Furthermore, according to The Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates (《财政部、国家税务总局关于调整增值税税率的通知》) which was released on April 4, 2018 and became effective on May 1, 2018, and the Announcement on Policies for Deepening the VAT Reform(《关于深化增值税改革有关政策的公告》) promulgated by Ministry of Finance,State Administration of Taxation,General Administration of Customs on March 20, 2019, and became effective on April 1, 2019, the VAT rates range from 6% up to 17% prior to May 1, 2018, up to 16% starting in May 2018, and up to 13% starting in April 2019, depending on the type of products sold or services provided.

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

SAFE Circular No. 21

On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was amended on December 30, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

SAFE Circular No. 16

In accordance with the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account (《国家外汇管理局关于改革和规范资本项目结汇管理政策的通知》), which was released by SAFE on June 9, 2016, and amended on December 4, 2023, except financial institutions, domestic enterprises (including Chinese-funded enterprises and foreign-invested enterprises) may complete foreign exchange settlement for their foreign debts at their discretion. Based on business operation conditions and in light of relevant regulations and policies, domestic institutions may settle their foreign exchange receipts with banks under the capital account entitled to discretionary settlement. Domestic institutions may, at their discretion, settle up to 100% of their foreign exchange receipts under the capital account for the time being. SAFE may adjust the aforesaid proportion in due time in light of the balance of payment.

SAFE Circular No. 19

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises(《国家外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》), or the SAFE Circular No.19, which was promulgated by the SAFE on March 30, 2015, and became effective on June 1, 2015, partially repealed on December 30, 2019, and last amended on March 23, 2023, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, FIEs are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

Regulations on Intellectual Property

Regulations on Trademark

The Trademark Law of the People’s Republic of China(《中华人民共和国商标法》) promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and respectively revised on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, and the Regulation on the Implementation of the Trademark Law of the People’s Republic of China (《中华人民共和国商标法实施条例》) promulgated by the State Council on August 3, 2002 and revised on April 29, 2014, stipulate the application, examination and approval, renewal, alteration, transfer, use and invalidation of trademark registration, and protect the trademark rights entitled to trademark registrants.

In accordance with the trademark related regulations, the trademark, Buytop, has been legally registered by Qingdao Buytop in China and Qingdao Buytop has obtained the certificate for this trademark.

Regulations on Domain Names

The Administrative Measures on Internet Domain Names(《互联网域名管理办法》) promulgated by the Ministry of Industry and Information Technology on August 24, 2017, which was implemented on November 1, 2017, stipulate the regulations on Internet domain name services and undertaking related activities such as operation and maintenance.

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

Ms. Qiaoling Lu (the chairperson of the board of directors, the chief executive officer, and a major shareholder of the Company), Yiheng Guo (a director and a shareholder of the Company), Hua Wang (a beneficial shareholder of the Company), and Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), formed in Shanghai City, China on August 13, 2014; (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), formed in Shanghai City, China on January 9, 2015; (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), formed in Qingdao City, Shandong Province, China on August 4, 2009; and (4) Zhenyi Information Technology (Shanghai) Co. Ltd (“Zhengyi”), formed in Shanghai City, China on August 29, 2017. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop, and Zhenyi were all formed as limited companies pursuant to PRC laws.

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

For details of each VIE Agreements, please see “Introduction – The VIE Agreements”.

Corporate Information

Our principal executive offices are located at 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai City, the PRC, and our phone number is +86-21 5386 0209.

Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, and the phone number of our registered office is +1 345 949 9876.

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

Key Components of Results of Operations

Revenues

	2021		2022		2023
	Amount	%	Amount	%	Amount	%
Consumer loan repayment and collection management fees	156,062	6.9	-	-	-	-
Loan recommendation service fees	1,177,822	52.1	-	-	-	-
Prepaid payment network service fees	928,565	41.0	161,372	100.0	146,554	100.0
Total operating revenue	2,262,449	100.0	161,372	100.0	146,554	100.0

(1). Loan Repayment and Collection Management Services

Revenue from consumer loan repayment and collection management business accounted for 0%, 0% and 6.9% of the total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. There was no revenue generated in the loan repayment and collection management services in fiscal year 2023, and the Sentage Operating Companies continue to explore new opportunities to engage new customers in 2024. These loans were consumer loan products ranging from 30,000 RMB (approximately $4,342) to 80,000 RMB (approximately US$11,579), with terms ranging from one year to four years. All the clients are individual customers who entered into service agreements with the Sentage Operating Companies. All these loans were facilitated through the offline loan recommendation services before November 2017. Since November 2017, the Sentage Operating Companies have not provided any intermediary services for any new customers due to changes in related governing regulations in China. Pursuant to the service agreements entered with individual customers, customers authorized the Sentage Operating Companies to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by customers. The Sentage Operating Companies were required to monitor loans within loan term to ensure timely repayment of loans when they become due. Pursuant to the agreements with customers, loan repayment and collection management services were parts of bundled services offered to customers for a fixed fee and were not capable of being distinct because the Sentage Operating Companies were required to concurrently monitor and manage the repayment and collection process of outstanding loans to be entitled to receive a fixed service fee. As a result, loan management services and collection management services were not separately identifiable in the context of the contract and accordingly were treated as a bundled single performance obligation. There was no variable consideration in the contract. Once a specific loan was repaid on time, the service obligation related to such loan was satisfied. When a loan became delinquent, the Sentage Operating Companies were then required to assist in collection efforts for an extended service period of additional 12 months starting with the day when such loan becomes delinquent. No additional fee could be charged for collection management services provided to delinquent loans beyond the initial fixed fee agreed. If all or a part of the loan was still not repaid after all collection management efforts were exhausted within such required service period, our service obligation related to such loan was satisfied and the Sentage Operating Companies were not responsible for any loss from uncollectible loan.

The service agreements were fully completed in the year ended December 31, 2021. During fiscal year 2022, due to the uncertainties caused by the COVID-19, our prospective business partners were not able to start new cooperations with us, resulting in the loss of revenue, which had an adverse impact on our business, results of operation, and financial condition. In fiscal year 2023, the ongoing impact of COVID-19 led to a decrease in market demand, prompting the Company to adjust and improve its Loan Repayment and Collection Management Services to align with market needs. This adjustment may require more time to implement, thus continuing to affect the company’s revenue. It has also had an adverse impact on our business, operational performance, and financial condition in fiscal year 2023.

(2). Loan Recommendation Services

Revenue from the loan recommendation business accounted for 0%, 0% and 52.1% of our total revenue for the fiscal years ended December 31, 2023, 2022 and 2021, respectively. During the fiscal year 2021, the Sentage Operating Companies successfully recommended 23 borrowers to the funding partners. During the year ended December 31, 2022, the Sentage Operating Companies was not able to provide Loan recommendation Services and was not able to generate revenue because the temporary COVID-19 lock down from April 2022 to June 2022 prevented the Sentage Operating Companies from face-to-face interactions with prospective customers during the peak season of this type of business. During the year ended 31 December 2023, due to the diversified needs of the market and customers, the Company is in the process of adapting and improving its products and services to meet the market demand, this adjustment may take more time to implement and has impacted the Company’s financial results for fiscal year 2023.

(3). Prepaid Payment Network Services

Revenue from the prepaid payment network service business accounted for 100%, 100% and 41.0%% of our total revenue for the fiscal years ended December 31, 2023,2022 and 2021, respectively. The Sentage Operating Companies started this service in August 2019. During fiscal year 2021, the Sentage Operating Companies provided prepaid payment network consulting services to seven customers. During the year ended December 31, 2022, the Sentage Operating Companies provided prepaid payment network consulting services to four customers. Due to great changes in market orientation and demand, the Sentage Operating Companies’ business is also undergoing rapid adjustment along with changes in national policies. During the year ended December 31, 2023, the Sentage Operating Companies provided prepaid payment network consulting services to three customers. Revenue generated from services provided decreased by approximately $15,000 compared to fiscal year 2022. As of the date of this annual report, we anticipate that all aspects of the market will gradually stabilize. The Sentage Operating Companies plan to find new business directions by adjusting business plan accordingly.

Operating expenses

Our operating expenses primarily consist of the Sentage Operating Companies’ selling and marketing expenses and general and administrative expenses. Our selling, general and administrative expenses mainly consisted of professional expenses (including audit expense, legal expense, printer expense, Nasdaq annual fees, etc.), employee compensations, rental expenses, and other expenses such as travel expenses, entertainment expenses, etc.

	2023		2022		Fluctuation
	Amount	%	Amount	%	Amount	%
Summary selling, general and administrative expenses:
Professional expenses	893,137	47.1	1,567,007	57.7	(673,870)	(43.0)
Employee compensations	722,938	38.1	920,739	33.9	(197,801)	(21.5)
Rental expenses	156,782	8.3	140,664	5.2	16,118	11.5
Other expenses	124,655	6.5	86,136	3.2	38,519	44.7
Total selling, general and administrative expenses	1,897,512	100	2,714,546	100	(817,034)	(30.1)

For the fiscal years ended December 31, 2023 and 2022, our selling, general and administrative expenses amounted to $1,897,512 and $2,714,546, respectively. For fiscal year 2023, there was a decrease of $817,034, or 30.1%, as compared with fiscal year 2022. The decrease was primarily due to the following (i) professional fees decreased by $673,870 from $1,567,007 in fiscal 2023 to $893,137 in fiscal 2022 due to a decrease in consulting services paid to third-party professionals, as the need for consulting services diminished following the Company’s initial public offering; (ii) employee compensation decreased by $197,801 from $920,739 in fiscal year 2022 to $722,938 in fiscal 2023, primarily due to a reduction in the Company’s headcount, which resulted in a reduction in base salaries and social security; (iii) an increase in rental expenses of $16,118 from $140,664 in fiscal year 2022 to $156,782 in fiscal year 2023, due to the new lease contracts signed in March 2023; and (iv) an increase in other expenses, such as office expenses and travel, from $86,136 in fiscal year 2022 to $124,655 in fiscal year 2023, due to increased business activities as a result of no longer being subject to the impacts of COVID-19 in fiscal year 2023. This represents an increase of $38,519.

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

	2021		2022		2023
	Amount	%	Amount	%	Amount	%
Summary Consolidated Statements of Operations:
Operating revenue
Consumer loan repayment and collection management fees	156,062	6.9	-	-	-	-
Loan recommendation service fees	1,177,822	52.1	-	-	-	-
Prepaid payment network service fees	928,565	41.0	161,372	100.0	146,554	100.0
Total operating revenue	2,262,449	100.0	161,372	100.0	146,554	100.0

Cost of revenue and related tax
Cost of revenue	34,092	1.5	17,833	11.1	12,597	8.6
Business and sales related tax	464	*	-	-	-	-
Total cost of revenue and related tax	34,556	1.5	17,833	11.1	12,597	8.6

GROSS PROFIT	2,227,893	98.5	143,539	88.9	133,957	91.4

Operating expenses:
Selling, general and administrative expenses	3,006,859	132.9	2,714,546	1,682.2	1,897,512	1,294.8
Total operating expenses	3,006,859	132.9	2,714,546	1,682.2	1,897,512	1,294.8

Income from operations	(778,966)	(34.4)	(2,571,007)	(1,593.2)	(1,763,555)	(1,203.3)

Other income (expenses)	(56,931)	(2.5)	9,100	5.6	(139,722)	(95.3)

Loss before income tax provision	(835,897)	(36.9)	(2,561,907)	(1,587.6)	(1,903,277)	(1,298.7)

Income tax expense	257,344	11.4	-	-	-	-

Net loss	(1,093,241)	(48.3)	(2,561,907)	(1,587.6)	(1,903,277)	(1,298.7)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total operating revenue decreased by $14,818, or 9.2%, to $146,554 for the fiscal year ended December 31, 2023, from $161,372 for the fiscal year ended December 31, 2022.The modest change in revenue is due to a slight reduction in the services provided by the Company’s Prepaid payment network service fees in fiscal 2023. There was no revenue generated from Consumer Loan Repayment and Collection Management Fees and Loan Recommendation Service Fees in both the 2023 and 2022 fiscal years. This was due to changes in the market environment following the end of COVID-19, prompting the Company to adjust and improve its products and services. However, these improvements will take time to complete.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, foreign exchange gain or loss, impairment losses on assets, and gains and losses on the disposal of fixed assets. In fiscal year 2023, our net other expense was $(139,722), a increase of $148,822 from net other income of $9,100 in fiscal year 2022. This was due to an asset impairment loss in fiscal 2023.

Net Loss

As a result of the foregoing, we reported a net loss of $1,903,277 for the fiscal year ended December 31, 2023, representing a $658,630 decrease from a net loss of $2,561,907 for the fiscal year ended December 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total operating revenue decreased by $2,101,077, or 92.9%, to $161,372 for the fiscal year ended December 31, 2022, from $2,262,449 for the fiscal year ended December 31, 2021. The decrease in our revenues was primarily due to the following reasons: a) the servicing agreements under the consumer loan repayment and collection management business were fully completed in fiscal 2021 and no related revenue was generated in fiscal year 2022; b) the Company didn’t generate any revenue from the loan recommendation services in fiscal year 2022, because the Company was not able to engage any new customers in the peak season of this type of business during the COVID-19 lock down starting from April to June 2022; and c) the revenue from prepaid payment network services decreased sharply, due to the decreased demand by customers caused by the uncertainties attributed to COVID-19.

Selling, general and administrative expenses

For the fiscal years ended December 31, 2022 and 2021, our selling, general and administrative expenses amounted to $2,714,546 and $3,006,859, respectively. For fiscal year 2022, there was a decrease of $292,313, or 9.7%, as compared with fiscal year 2021. The decrease was primarily attributable to the following: (i) a decrease in the professional fees of $543,894 from $2,110,901 in fiscal year 2021 to $1,567,007 in fiscal year 2022, due to the fact that the Company incurred a one-time professional fees in relation to its initial public offering in fiscal year 2021; (ii) an increase of $161,184 from $759,555 in fiscal year 2021 to $920,739 in fiscal year 2022 in employee compensation, such as basic salaries, social insurance, and remuneration for the Company’s directors, which the Company did not incur prior to its initial public offering in fiscal year 2021; (iii) an increase in rental expenses of $119,269 from $21,395 in fiscal year 2021 to $140,664 in fiscal year 2022, due to the new lease contracts signed in October 2021; (iv) a decrease of $28,872 from $115,008 in fiscal year 2021 to $86,136 in fiscal year 2022 in the other expenses, such as office expense, R&D expenditure, and travel expense, as a result of decreased business activities, due to COVID-19 lock-downs in fiscal year 2022.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, exchange gain or loss, impairment losses on assets, and gains and losses on the disposal of fixed assets. In fiscal year 2022, our net other income (expense) was $9,100, a decrease of $66,031 from net other income (expense) of $(56,931) in fiscal year 2021. This was due to an additional asset impairment loss in fiscal 2021.

Provision for Income Taxes

Our provision for income taxes was nil in fiscal year ended December 31, 2022, a decrease of $257,344, or 100.0%, from $257,344 in fiscal year ended December 31, 2021. This was due to the fact that the company posted a loss and no deferred tax expense or benefit was recognized in fiscal 2022.

Net Loss

As a result of the foregoing, we reported a net loss of $2,561,907 for the fiscal year ended December 31, 2022, representing a $1,468,666 increase from the net income of $1,093,241 for the fiscal year ended December 31, 2021.

Taxation

Cayman Islands

We are incorporated and registered in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dacheng, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dacheng believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating and financing activities. As of December 31, 2021, 2022 and 2023, we had $$10,783,387, $3,828,224 and $2,289,008 for cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents are primarily denominated in Renminbi and US dollars.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2023, we had cash and restricted cash of approximately $2.3 million. Accounts receivable of approximately $0.5 million associated with services rendered for our prepaid payment network business and loan recommendation business has been billed to our customers but has not been collected as of the balance sheet dates. We also borrowed approximately $344,235, which was provided by our controlling shareholder, Ms. Qiaoling Lu, to support our working capital need. Ms. Qiaoling Lu will not seek repayment of her related party balance of $344,235 as of December 31, 2023 until at least 12 months from the issuance of the financial statements.

Currently, we improve our liquidity and capital sources primarily through cash flows from operation and financial support from our principal shareholders. In order to fully implement our business plan, we may also need to raise capital from outside investors.

In light of the effects of the COVID-19 pandemic as discussed above, if we are required to operate in a challenging economic environment in China, if we incur unanticipated capital expenditures, we may need additional financing. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2021	2022	2023
Net cash used in operating activities	$(382,664)	$(6,679,460)	$(1,826,944)
Net cash used in investing activities	(5,519,977)	(34,346)	(23,433)
Net cash provided by (used in) financing activities	16,401,297	(156,311)	339,526
Effect of exchange rate change on cash and restricted cash	144,349	(85,046)	(28,365)
Net increase (decrease) in cash and restricted cash	$10,643,005	$(6,955,163)	$(1,539,216)
Cash and restricted cash, beginning of year	140,382	10,783,387	3,828,224
Cash and restricted cash, end of year	$10,783,387	$3,828,224	$2,289,008

Operating Activities

Net cash used in operating activities was $1,826,944 for the fiscal year ended December 31, 2023, which primarily consisted of the following:

●	Net loss of $1,903,277 for the fiscal year.

●	A decrease in Accrued expenses and other current liabilities of $ 54,868. This is mainly due to the decrease in the number of employees in the company during the 2023 fiscal year, resulting in a decrease in the amount of wages payable.

Net cash used in operating activities was $6,679,460 for the fiscal year ended December 31, 2022, which primarily consisted of the following:

●	Net loss of $2,561,907 for the fiscal year.

●	A decrease in Prepaid expenses and other current assets of $4,064,584. This is primarily due to a deposit of $3,570,000 paid by the Company in fiscal year 2022 for the commissioned acquisition of an e-commerce technology services business.

Net cash used in operating activities was $382,664 for the fiscal year ended December 31, 2021, which primarily consisted of the following:

●	Net loss of $1,093,241 for the fiscal year.

●	A decrease in accounts receivable of $763,240. The decreased was due to our provision of loan recommendation services and prepaid payment network services and, in connection with the two business lines, our performance obligation under our service agreements with clients had been fully satisfied. The majority of the receivables from our customers were collected as of 2021.12.31.

●	A decrease in deferred revenue of $154,106. The decrease was due to the recognition of such amount as revenue when our performance obligation associated with our consumer loan repayment and collection management services had been satisfied during the 2021 fiscal year

Investing Activities

Net cash used in investing activities amounted to $23,433 for the fiscal year ended December 31, 2023, mainly includes to consisting primarily of purchases of software products.

Net cash used in investing activities amounted to $34,346 for the fiscal year ended December 31, 2022, mainly includes to consisting primarily of purchases of software products.

Net cash used in investing activities amounted to $5,519,977 for the fiscal year ended December 31, 2021, mainly includes to purchase a one-year note with principal of $5.5 million.

Financing Activities

Net cash provided by financing activities amounted to $339,526 for the fiscal year ended December 31, 2023, primarily the proceeds from working capital of related parties $ 339,526.

Net cash used in financing activities amounted to $156,311 for the fiscal year ended December 31, 2022, primarily the repayment of working capital of related parties $ 156,311.

Net cash provided by financing activities amounted to $16,401,297 for the fiscal year ended December 31, 2021, primarily consisting of the proceeds from IPO in the amount of $16,912,053 and the repayment of working capital of related parties $ 1,276,641.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The Sentage Operating Companies’ loan repayment and collection management services primarily included reconciling borrower repayment record and sending payment reminder and notice periodically facilitating repayment upon maturity and collaborating with third-party collection agents and law firms in the event of delinquency, etc. Loan repayment and collection management fees received from the customers upfront are deferred first, and then ratably recognized as revenue over the loan terms or an extended service period of additional 12 months starting with the day when such loan becomes delinquent, as the Company performs designated services.

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

Revenue from prepaid payment network services

In 2012, Qingdao Buytop, was granted a third-party payment service license by the relevant authority in China. Qingdao Buytop started to provide prepaid payment network services to merchant customers in August 2019. Qingdao Buytop is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarket and department stores, etc. In connection with repaid payment network services, we expect to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; (2) prepaid card payment services fees related to issuance and use of prepaid cards. Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, Qingdao Buytop charge service fee equal to 0.3% to 0.5% of each transaction amount and recognize revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the fiscal years ended December 31, 2023 and 2022, we earned $146,554 and $161,372 in revenue from providing technology consulting and support service to customers, respectively.

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

In the financial statements, we recognize the impact of a tax position if that position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Interest and penalties recognized related to an unrecognized tax benefit are classified as income tax expense in the consolidated statements of comprehensive income.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Qiaoling Lu	44	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jianhua Chen	48	Chief Financial Officer
Yiheng Guo	40	Director
Michael John Viotto (1)(2)(3)	72	Independent Director
Angel Colon (1)(2)(3)	50	Independent Director
Shengsong Wang (1)(2)(3)	68	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

Mr. Jianhua Chen was appointed as our Chief Financial Officer September 1, 2020. He has served as the finance director of Daxin Wealth since June 2016. Prior to joining Daxin Wealth, he had served as the finance director of Shanghai Chenengdai Finance Technology Co., Ltd. from January 2015 to June 2016. Mr. Chen obtained his master’s degree in Business Administration from Renmin University of China in Beijing, China in 2018. Mr. Chen obtained his bachelor’s degree in Accounting from Shanghai Ocean University in Shanghai City, China in 1998.

Mr. Yiheng Guo has served as a director of Daxin Wealth from March 2015 to present. Mr. Guo obtained his master’s degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007. Mr. Guo obtained his bachelor’s degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we, our subsidiaries and the VIEs, paid in aggregate cash compensation of approximately US$229,939.34 to our directors and executive officers as a group. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Duties of Directors

Subject to the provisions of the Companies Act and the Company’s amended and restated memorandum and articles of association, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company. Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified; however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

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

D. Employees

As of the date of this annual report, we employed 9 employees in Shanghai, China, and 5 employees in Qingdao, China. At December 31, 2021, 2022, and 2023, we had 23, 21, and 14 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023: The following table sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
General Manager’s Office	1	7.1%
Finance Department	3	21.4%
Risk control center	2	14.3%
Business Department	1	7.1%
Operating department	1	7.1%
Marketing department	1	7.1%
Technical department	3	21.4%
Non-performing Assets Department	1	7.1%
Integrated department	1	7.1%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 2,805,325 Class A Ordinary Shares outstanding and 0 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Class A Ordinary Shares	Percentage of outstanding Class A Ordinary Shares
Directors and Executive Officers (1)
Qiaoling Lu	1,650,000	58.93%
Jianhua Chen	-	-
Yiheng Guo	96,000	3.43%
Michael John Viotto	-	-
Angel Colon	-	-
Shengsong Wang	-	-
All directors and executive officers as a group	1,746,000	62.36%
5% or Greater Shareholders(2)
Unit Giant Limited(3)	1,650,000	58.93%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai, PRC.

(2)	Unless otherwise indicated, the business address of the following shareholders is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

(3)	The number of Ordinary Shares beneficially owned represents 1,650,000 Ordinary Shares held by Unit Giant Limited, a British Virgin Islands company, which is 100% owned by Qiaoling Lu.

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Amount due from related parties

As of the date of this annual report and as of December 31, 2023, 2022, and 2021, we had no amounts due from related parties.

Amount due to related parties

As of the date of this annual report, and as of December 31, 2023, 2022, and 2021, the balance due to a related party was in the amount of $344,235; $344,235 $4,709 and $161,020, respectively, as loan advances from the Company’s controlling shareholder, Ms. Qiaoling Lu to be used as working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand. Ms. Qiaoling Lu will not seek repayment of her related party balance until at least 12 months from the issuance of the consolidated financial statements for the year ended December 31, 2023.

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

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SNTG”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SNTG”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Share Consolidation

On August 1, 2022, the “Company” held its 2022 annual general meeting of shareholders, at which the Company’s shareholders adopted the following ordinary resolution (the “Share Consolidation”) to effect a one-for-five reverse share split.

For further information, please refer to our current reports on Form 6-K filed with the SEC on August 1, 2022 and July 7, 2022, which are incorporated herein by reference.

Share Capital Reorganization

On December 7, 2023, the Company held its 2023 annual general meeting of shareholders, at which the Company’s shareholders approved a share capital reorganization to re-designate and re-classify our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares.

Following the share capital reorganization, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Company, and all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

For further information, please refer to our current reports on Form 6-K filed with the SEC on December 8, 2023 and November 7, 2023, which are incorporated herein by reference.

As of the date of this annual report, the Company has not issued any Class B Ordinary Shares.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (the “Memorandum and Articles”), the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our shares are traded. The Memorandum and Articles is filed herein as Exhibit 1.1 to this annual report and is hereby incorporated by reference into this annual report. You may refer to Exhibit 2.3 for a detailed disclosure of description of our securities registered under Section 12 of the Exchange Act of 1934, as amended, of the Memorandum and Articles.

Our authorized share capital is US$1,000,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.005 each and 20,000,000 Class B Ordinary Shares of par value US$0.005 each. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

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

Cayman Islands Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dacheng, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dacheng believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 7, 2023, our shareholders approved the re-designation and re-classification of the Company’s Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-264458) in relation to the initial public offering of 4,000,000 ordinary shares of par value US$0.001 each (or 800,000 ordinary shares of par value US$0.005 each reflecting the share consolidation took effect on August 10, 2022), at an initial public offering price of $5.00 per ordinary share (or $1.00 per ordinary share reflecting the share consolidation took effect on August 10, 2022). Our initial public offering closed on July 13, 2021.

We received net proceeds of approximately $ 16.91 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.09 million, which included approximately $1.45 million in underwriting discounts for the initial public offering and approximately $1.64 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $5.64 million from the proceed of our initial public offering for general operations. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the balance of the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

The material weaknesses identified relate to (i) our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) a lack of formal policies and procedures to establish risk assessment process and internal control framework. We plan to implement a number of measures to remedy these material weaknesses. To remedy the identified material weakness and the other control deficiencies, we have implemented and will continue to implement initiatives to improve our internal control over financial reporting to address the material weaknesses that have been identified, including: (i) obtain additional resources, including experienced staff with U.S. GAAP and SEC reporting knowledge, to strengthen the financial reporting function and to set up financial and system control framework; (ii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP our independent registered public accounting firm for fiscal years 2023 and 2022, respectively.

Enrome LLP

	For the Year Ended December 31,
	2022	2023
Audit fees(1)	220,000	220,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	220,000	220,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like us to follow their home country practice in lieu of the requirements of Listing Rule 5600 Series with the exception of those Listing Rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement. The laws of Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances.

NASDAQ Listing Rule 5640 relates to voting rights of companies listed on NASDAQ, and specifies that a company cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities. The laws of Cayman Islands do not prohibit the creation of a new class of securities that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities.

The Board of Directors of the Company elected to follow the Company’s home country rules in lieu of NASDAQ Listing Rule 5635 and 5640. The Company, therefore, is neither required to obtain shareholder approval prior to entering into a transaction with the potential to issue securities under Listing Rule 5635 nor subject to the voting rights rules under NASDAQ Listing Rule 5640.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the Nasdaq Stock Market Rule.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sentage Holdings are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.3	English Translation of Form of Exclusive Business Cooperation Agreement between WFOE and each of Our VIEs and a Schedule of All Exclusive Business Cooperation Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.4	English Translation of Form of Power English Translation of Form of Power of Attorney Granted by Shareholders of each of our VIEs and a Schedule of All Powers of Attorney Adopting the Same Form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.5	English Translation of Form of Equity Pledge Agreement among WFOE, each of our VIEs, and Shareholders of Each of Our VIEs and a Schedule of All Equity Pledge Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.6	English translation of Form of Exclusive Purchase Option Agreement among WFOE, each of Our VIEs, and Shareholders of each of Our VIEs and a Schedule of All Exclusive Purchase Option Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.7	English Translation of Form of Spousal Consent Granted by the Spouse of each Individual Shareholder of our VIEs and a Schedule of All Spousal Consents Adopting the Same Form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.8	English Translation of Form of Loan Agreement Between WFOE and Shareholders of each of our VIEs and a Schedule of All Loan Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333 254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.9	English Translation of Strategic Cooperation Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Nanchang Jintou Puhui Information Service Co., Ltd., Dated August 28, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.10	English Translation of Cooperation Agreement For Reserve Funds Between Party A: Netsunion Clearing Corporation And Qingdao Buytop Payment Service Co., Ltd., Dated July 15, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.11	English Translation of Framework Consulting Service Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Tianjin Financial Asset Exchange Co., Ltd. Dated June 12, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.12	English Translation of Exclusive Purchase Option Agreement Among WFOE, Daxin Zhuohui, And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.12 to the Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.13	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.14	English Translation of Loan Agreements Between WFOE And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.15	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Qingdao Buytop (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.16	English Translation of Power of Attorneys Granted By Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.17	English Translation of Equity Pledge Agreements Among WFOE, Qingdao Buytop, And Each Shareholder of Qingdao Buytop (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.18	English Translation of Exclusive Purchase Option Agreement Among WFOE, Qingdao Buytop, And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.19	English Translation of Loan Agreements Between WFOE And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.20	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Zhenyi (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.21	English Translation of Power of Attorneys Granted By Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.22	English Translation of Equity Pledge Agreements Among WFOE, Daxin Wealth, And Each Shareholder of Zhenyi (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.23	English Translation of Exclusive Purchase Option Agreement Among WFOE, Zhenyi, And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.24	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.25	English Translation of Loan Agreements Between WFOE And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) consolidated statements of comprehensive operations and other comprehensive income (loss), (iii) Consolidated Statements of Changes in Shareholders’ Equit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director
(Principal Executive Officer)

Date: April 26, 2024

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sentage Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sentage Holdings Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2021.

Singapore

April 26, 2024

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2022	2023
		USD	USD
ASSETS
Current assets
Cash and cash equivalents	3	$3,805,135	$2,262,881
Restricted cash		23,089	26,127
Loan receivable	5	5,500,000	-
Accounts receivable, net	4	433,510	284,628
Prepaid expenses and other current assets	6	4,579,646	9,118,909

Total current assets		14,341,380	11,692,545

Non-current assets
Right-of-use assets, net	10	162,270	72,939
Plant and equipment, net	7	53,023	64,472
Intangible assets, net	8	89,475	66,859
Long-term investments	9	-	1,000,000
Deferred tax assets	11	12,686	12,324

Total non-current assets		317,454	1,216,594

Total assets		$14,658,834	$12,909,139

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2022	2023
		USD	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$8,647	$5,985
Lease liabilities	10	87,129	72,230
Accrued expenses and other current liabilities	12	309,001	256,795

Total current liabilities		404,777	335,010

Non-current liabilities
Lease liabilities	10	74,384	-
Due to a related party, non-current	13	4,709	344,235

Total non-current liabilities		79,093	344,235

Total liabilities		483,870	679,245

Shareholders’ equity
Class A Ordinary shares, $0.005 par value, 180,000,000 shares authorized, 2,805,325 and 2,805,325 shared issued and outstanding as of December 31, 2023 and 2022*	15	14,027	14,027
Class B Ordinary shares, $0.005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and December 31, 2022*	15	-	-
Additional paid in capital		55,327,858	55,327,858
Statutory reserves		166,038	166,038
Accumulated deficit		(41,460,571)	(43,363,848)
Accumulated other comprehensive income		127,612	85,819

Total shareholders’ equity		14,174,964	12,229,894

Total liabilities and shareholders’ equity		$14,658,834	$12,909,139

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
	Note	2021	2022	2023
OPERATING REVENUE
Consumer loan repayment and collection management service fees		$156,062	$-	$-
Loan recommendation service fees		1,177,822	-	-
Prepaid payment network service fee		928,565	161,372	146,554
Total operating revenue		2,262,449	161,372	146,554

COST OF REVENUE AND RELATED TAX
Cost of revenue		$34,092	$17,833	$12,597
Business and sales related tax		464	-	-
Total cost of revenue and related tax		34,556	17,833	12,597

GROSS PROFIT		2,227,893	143,539	133,957

OPERATING EXPENSE
Selling, general and administrative expenses		3,006,859	2,714,546	1,897,512
Total operating expenses		3,006,859	2,714,546	1,897,512

LOSS FROM OPERATIONS		(778,966)	(2,571,007)	(1,763,555)

OTHER INCOME (EXPENSES)		(56,931)	9,100	(139,722)

LOSS BEFORE INCOME TAX PROVISION		(835,897)	(2,561,907)	(1,903,277)

INCOME TAX EXPENSE	11	257,344	-	-

NET LOSS		(1,093,241)	(2,561,907)	(1,903,277)

OTHER COMPREHENSIVE INCOME（LOSS）
Foreign currency translation adjustment		152,700	(86,083)	(41,793)
COMPREHENSIVE LOSS		$(940,541)	$(2,647,990)	$(1,945,070)

Loss per common share- basic and diluted		$(0.46)	$(1.08)	$(0.80)

Weighted average shares- basic and diluted		2,374,795	2,376,764	2,376,764

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Additional paid-in capital	Statutory Reserves	Accumulated deficit	Accumulated other comprehensive income(loss)	Total shareholders’ equity (deficit)
	NOTE	Shares*	USD	USD		USD	USD	USD
Balances as of January 1, 2021		2,000,000	$10,000	$38,419,832	$-	$(37,639,385)	$60,995	$851,442
Net loss for the year		-	-	-	-	(1,093,241)	-	(1,093,241)
Addition of share capital		800,000	4,000	16,908,053	-	-	-	16,912,053
Statutory reserve		-	-	-	166,038	(166,038)	-	-
Foreign currency translation adjustment		-	-	-	-	-	152,700	152,700
Balances as of December 31, 2021		2,800,000	$14,000	$55,327,885	$166,038	$(38,898,664)	$213,695	$16,822,954
Net loss for the year		-	-	-	-	(2,561,907)	-	(2,561,907)
Issuance of common stock for compensation		5,325	27	(27)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(86,083)	(86,083)
Balances as of December 31, 2022		2,805,325	$14,027	$55,327,858	$166,038	$(41,460,571)	$127,612	$14,174,964
Net loss for the year		-	-	-	-	(1,903,277)	-	(1,903,277)
Foreign currency translation adjustment		-	-	-	-	-	(41,793)	(41,793)
Balances as of December 31, 2023		2,805,325	$14,027	$55,327,858	$166,038	$(43,363,848)	$85,819	$12,229,894

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2021	2022	2023

Cash flows from operating activities
Net loss		$(1,093,241)	$(2,561,907)	$(1,903,277)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization		62,971	57,428	105,642
Deferred income tax expense		74,243	-	-
Impairment loss recognised in respect of receivables		54,896	4,548	134,808
Changes in operating assets and liabilities:
Accounts receivable		763,240	(34,350)	14,074
Prepaid expenses and other current assets		(132,021)	(4,064,584)	(39,263)
Interest accrued for lease liabilities		-	1,342	5,508
Contract liabilities		(154,106)	-	-
Payment of lease liabilities		-	(16,851)	(89,568)
Accrued expenses and other current liabilities		41,354	(65,086)	(54,868)
Net cash used in operating activities		(382,664)	(6,679,460)	(1,826,944)

Cash flows from investing activities
Acquisition of plant and equipment		(19,977)	-	(23,433)
Acquisition of Intangible assets		-	(34,346)	-
Investment in loans receivable		(5,500,000)	-	-
Net cash used in investing activities		(5,519,977)	(34,346)	(23,433)

Cash flows from financing activities
Deferred initial public offering costs		765,885	-	-
Proceeds from IPO		16,912,053	-	-
Proceeds from (Repayment to) related party loans		(1,276,641)	(156,311)	339,526
Net cash provided by (used in) financing activities		16,401,297	(156,311)	339,526

Reconciliation of cash and restricted cash, beginning of year
Cash		117,434	10,753,118	3,805,135
Restricted cash		22,948	30,269	23,089
Cash and restricted cash, beginning of year		$140,382	$10,783,387	$3,828,224

Reconciliation of cash and restricted cash, end of year
Cash		10,753,118	3,805,135	2,262,881
Restricted cash		30,269	23,089	26,127
Cash and restricted cash, end of year		$10,783,387	$3,828,224	$2,289,008

Effect of exchange rate changes on cash and restricted cash		144,349	(85,046)	(28,365)
Net increase (decrease) in cash and restricted cash		10,643,005	(6,955,163)	(1,539,216)
Cash and restricted cash, beginning of year		140,382	10,783,387	3,828,224
Cash and restricted cash, end of year		$10,783,387	$3,828,224	$2,289,008

Supplemental disclosures of non-cash activities:
Lease liabilities arising from obtaining right-of-use assets		-	177,022	-

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

(a)	Principal activities

Sentage Holdings Inc. (“Sentage Holdings” or the “Company”) was incorporated on September 16, 2019 under the law of Cayman Islands as an exempted company with limited liability. As of December 31, 2023, the Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) was primarily engaged in providing customers a comprehensive range of financial services including repayment and collection management services, loan recommendation services, and prepaid payment network services. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”).

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

As of December 31, 2023, the consolidated financial statements of the Company include the following entities:

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

The Company, Sentage HK and Sentage WFOE are essentially holding companies and do not have active operations as of December 31, 2023 and 2022. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs. The Company has not provided any financial support to the VIEs for the years ended December 31, 2023 and 2022.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2022	2023
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	20,020	63,002
Restricted cash	23,089	26,127
Accounts receivable, net	433,510	284,628
Prepaid expenses and other current assets	966,260	1,007,922

Total current assets	1,442,879	1,381,679

Non-current assets
Plant and equipment, net	53,023	64,472
Intangible assets, net	89,475	66,859
Deferred tax assets	12,686	12,324

Total non-current assets	155,184	143,655

Total assets	1,598,063	1,525,334

Current liabilities
Accounts payable	8,647	5,985
Accrued expenses and other current liabilities	1,431,818	1,848,687

Total current liabilities	1,440,465	1,854,672

Non-current liability
Due to a related party, non-current	464,709	764,094

Total non-current liability	464,709	764,094
Total liabilities	1,905,174	2,618,766

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2021	2022	2023
	USD	USD	USD
Total revenues	2,262,449	161,372	146,554
Net Income (loss)	692,774	(960,506)	(797,223)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2021	2022	2023
	USD	USD	USD
Net cash (used in) provided by operating activities	1,433,255	(371,005)	(254,262)
Net cash used in investing activities	(19,977)	(34,346)	(23,433)
Net cash provided by (used in) financing activities	(959,420)	(156,311)	299,385

As the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

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

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2023 and 2022 were translated at RMB 7.0999 and RMB 6.8972 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2023 and 2022 were RMB 7.0809 and RMB 6.7290 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(f)	Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(g)	Restricted cash

In connection with the Company’s newly launched prepaid payment network service business, the Company is required to make an initial one-year security deposit with designated PRC banks in order to be eligible to issue prepaid gift and debit cards to customers. Security deposit is based on 1% of the estimated proceeds to be collected from the prepaid card issuance and is subject to adjustment as be determined by the PRC banks based on actual sales volume of the prepaid cards. As of December 31, 2022 and 2023, the Company has not issued any prepaid cards to customers. The Company records such security deposit as restricted cash.

(h)	Accounts receivable net

Accounts receivable net are service fees generated through providing prepaid payment network services to customers.

The Company reduces accounts receivable by recording an allowance for doubtful accounts to account for the estimated impact of collection issues resulting from a client’s inability or unwillingness to pay valid obligations to the Company. The Company determines the adequacy of allowance for doubtful accounts based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. The Company establishes a provision for doubtful receivable when there is objective evidence that the Company may not be able to collect amounts due. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after the management has determined that the likelihood of collection is not probable. As of December 31, 2023 and 2022, Allowance for doubtful debts was US$133,805 and US$59,444 respectively.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the Consolidated Statements of Comprehensive Operations and Other Comprehensive Income (Loss).

(j)	Intangible assets

Purchased intangible assets are initially measured at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

The Company’s intangible assets with definite useful lives primarily are purchased software. The Company typically amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

(k)	Impairment of long-lived assets

Long-lived assets with finite lives, Plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2023 and 2022.

(l)	Fair value of financial instruments

The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, deferred revenue and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities. The balance of due to related parties also approximate the fair value because it was paid by cash from related parties to the Group as working capital.

The functional currency for Sentage and Sentage HK is the United States dollar (“US$”). However, Sentage, and Sentage HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Company operates its business through its VIEs in the PRC as of December 31, 2023. The functional currency of the Company’s VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2022	2023
Year-end spot rate	US$1=RMB 6.8972	US$1=RMB 7.0999
Average rate	US$1=RMB 6.7290	US$1=RMB 7.0809

(m)	Revenue recognition

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

(2)	Revenue from services provided to borrower for loan recommendation

The Company started to provide recommendation services where the Company recommends prospective borrowers to funding partners in June 2019. The Company’s performance obligations include making loan product recommendations to borrower applicants, processing paperwork related to borrowers’ applications based on their specific needs, evaluating credentials of borrower applicants, appraising borrowers’ properties to be collateralized through data analysis and on-site inspection, and recommending qualified borrowers to various funding partners for loan approval. The Company receive a service fee from a borrower if he or she is approved for a loan and such loan is then funded by one of our funding partners. The Company acquires borrowers through cooperating with third-party referral partners as well as through its own borrower development efforts. For borrowers acquired through cooperating with third-party referral partners, pursuant to the service agreement between the Company and the referral partners, referral partners first charge borrowers service fees for their referrals. The Company then charges the referral partners a commission ranging from 1.5% to 2% based on the loan proceeds disbursed to the borrowers. For borrowers developed directly by the Company, the Company charges the borrowers a service fee of 1.75% to 3% of the loan amount received by the borrowers. Such revenue is recognized at the point when the Company’s performance obligations are satisfied and the loan proceeds are disbursed to a specific borrower. For the years ended December 31, 2023, 2022 and 2021, the Company earned nil, nil and $1,177,822 recommendation service revenue, respectively.

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

Technology consulting and support services are short-term in nature, with service period ranging from one to three months, and related service fees are recognized as revenue at point when payment solution, design and management services are rendered, completed and accepted by customers. For merchant customers who need prepaid card payment services such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, the Company charges service fee equal to 0.3% to 0.5% of each transaction amount and recognizes revenue at the point when the prepaid cards issued by merchant customers are used by their end user card holders. For the years ended December 31, 2023, 2022 and 2021, the Company earned $146,554, $161,372 and $928,565 revenue from providing technology consulting and support service revenue to customers, respectively.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2022 and 2021. The Company does not believe that there was any uncertain tax provision on December 31, 2023, 2022 and 2021. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, all of the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

(o)	Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(p)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2023 and 2022, there were no dilutive shares.

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

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the Consolidated Statements of Comprehensive Operations and Other Comprehensive Income (Loss).

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

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2023 and 2022.

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

(w)	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

The investment was accounted for under the cost method as the Group had no significant influence over the investee.

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. As of December 31, 2023, impairment loss of short-term investments was nil.

(x)	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of Advance to suppliers, Other receivable and VAT tax recoverable.

(i)	Advance to suppliers represents balance paid to vendors for certain services that have not been completed. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)	Other receivable primarily includes advances to employees for business development and security deposits paid for third-party payment platforms. This primarily represents a deposit paid by the Company to commission the acquisition of the e-commerce technology services business. As of December 31, 2023 and 2022, there was no allowance recorded as the Company considers all of the other receivable balance fully collectible.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

(V)	Recent accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company adopted this update in the March 1, 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

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

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Cash and cash equivalents

Cash and cash equivalents, consist of the following:

	As of December 31,
	2022	2023
	USD	USD
Cash at bank	$3,805,103	$2,262,851
Cash on hand	32	30
Total	$3,805,135	$2,262,881

The carrying amounts of the Group’s bank and cash balances are denominated in the following currencies:

	As of December 31,
	2022	2023
	USD	USD
RMB	$139,688	$63,241
USD	3,665,447	2,199,640
Total	$3,805,135	$2,262,881

Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.

4.	Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31,
	2022	2023
	USD	USD
Accounts receivable associated with prepaid payment network services	492,954	478,880
Less: Allowance for doubtful debts	(59,444)	(194,252)
Accounts receivable, net	$433,510	$284,628

The Company’s accounts receivable are service fees generated through providing prepaid payment network services to customers. As of December 31, 2023 and 2022, the Company had accounts receivable net of $284,628 and $433,510, respectively. The allowance for doubtful accounts were $194,252 and $59,444 as of December 31, 2023 and 2022.

Allowance for doubtful accounts movement:

	As of December 31,
	2022	2023
Beginning balance	$54,896	$59,444
Additions	4,548	134,808
Ending balance	$59,444	$194,252

5.	Loan receivable

On July 8, 2021, the Company entered into an agreement with Fortune Access Development Corporation, a British Virgin Island corporation, to purchase a one-year note with principal of $5.5 million at 3% per annum. As of December 31, 2022, the outstanding loan receivable was $5,500,000 with unsecured. As of April 16, 2023, the Company collected back all the loan receivable. On April 16, 2023, the Company had received all loans receivable. As of December 31, 2023, the balance of loan receivable is nil.

6.	Prepaid expenses and other current assets

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2022	2023
	USD	USD
Prepaid expenses and other current assets
Advance to suppliers (i)	$48,710	$26,630
Other receivable, net (ii)	4,523,688	9,085,238
Value-added Tax (“VAT”) recoverable (iii)	7,248	7,041
Total	$4,579,646	$9,118,909

(i)	Advance to suppliers represents balance paid to vendors for certain services that have not been completed. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2022, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)	Other receivable primarily includes advances to employees for business development and security deposits paid for third-party payment platforms. This primarily represents a deposit paid by the Company to commission the acquisition of the e-commerce technology services business. As of December 31, 2023 and 2022, there was no allowance recorded as the Company considers all of the other receivable balance fully collectible.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

7.	Plant and equipment, net

Plant and equipment consists of the following:

	As of December 31,
	2022	2023
	USD	USD
Cost:
Office equipment and furniture	$363,991	$377,032
Transportation vehicles	57,373	55,735
Total cost	$421,364	$432,767
Less: Accumulated depreciation	(368,341)	(368,295)
Plant and equipment, net	$53,023	$64,472

Depreciation expense was $11,984, $25,464 and $23,370 for the years ended December 31, 2023, 2022 and 2021, respectively.

8.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2022	2023
	USD	USD
Software	$457,640	$444,574
Total cost	$457,640	$444,574
Less: Accumulated amortization	(368,165)	(377,715)
Intangible assets, net	$89,475	$66,859

Amortization expense was $ 9,550, $17,212 and $39,601 for the years ended December 31, 2023, 2022 and 2021, respectively.

9.	Long-term investments

On December 15, 2023, the Company signed an investment agreement to invest a total of US $10 million in AI technology enterprise Kangguozhen International Holdings Limited (” Kangguozhen “), accounting for 11.11% of Kangguozhen equity. As of December 31, 2023, $1.0 million of investment has been paid. The investment was accounted for under the cost method as the Group had no significant influence over the investee.

As of December 31, 2023, impairment loss of short-term investments was nil.

10.	Operating leases

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

	As of December 31,
	2022	2023
	USD	USD
Right-of-use asset, net	$162,270	$72,939

Lease liabilities, current	87,129	72,230
Lease liabilities, non-current	74,384	-
Total operating lease liabilities	$161,513	$72,230

The components of lease expenses were as follows:

	For the years ended December 31,
	2022	2023
Lease cost
Amortization of right-of-use assets	$14,752	$84,108
Interest of operating lease liabilities	1,342	5,508
Total	$16,094	$89,616

The following table reconciles the undiscounted cash flows of the Group leases as of December 31, 2023 to the present value of its operating lease payments:

For the year ending December 31	USD
2024	73,667
Total undiscounted operating lease payments	73,667
Less: imputed interest	(1,437)
Present value of operating lease liabilities	72,230

11.	Income tax

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

(b)	Hong Kong Profits Tax

Sentage HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Sentage HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC operating entities after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2023, 2022 and 2021, as the Company plans to permanently reinvest the earnings generated before December 31, 2023 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes provision

Income tax expense consists of the following:

	Year ended December 31,
	2021	2022	2023
	USD	USD	USD
Current income tax expense	$257,344	$-	$-
Total	$257,344	$-	$-

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2021	2022	2023
	USD	USD	USD
China Income tax statutory rate	25.0%	(25.0)%	(25.0)%
Nondeductible expenses-permanent difference	0.1%	0.1%	0.1%
Change in valuation allowance	6.5%	24.9%	24.9%
Effective tax rate	31.6%	-%	-

Deferred taxes

The Company’s deferred tax assets are comprised of the following:

	As of December 31,
	2022	2023
	USD	USD
Deferred tax assets
Deferred tax assets derived from net operating loss (“NOL”) carry forwards and deferred revenue	$650,601	$12,324
Total gross deferred tax assets	650,601	12,324
Valuation allowance on deferred tax assets	(637,915)	-
Deferred tax assets, net of valuation allowance	$12,686	$12,324

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

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and deferred revenue that can be carried forward to offset future taxable income. As the Company ended its offline loan recommendation business in the end of 2017, management concluded that the chance for the Company’s VIEs, Daxin Wealth and Daxin Zhuohui, to utilize their net operating loss carry forwards were remote. Accordingly, a valuation allowance of approximately $1.2 million has been provided against part of the deferred tax assets associated with the NOL carryforwards that occurred prior to December 31, 2016 due to expiration of some of loss carryforwards. As of December 31, 2023 and 2022, the Company had deferred tax assets balance of $12,324 and $12,686, respectively. In connection with the newly added prepaid payment network services, management believes that the Company will generate sufficient taxable income in the 2024 fiscal year. Therefore, the Company believes that it can utilize the remaining deferred tax asset to offset future taxable income.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2023, 2022 and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023. As of December 31, 2023, all the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

12.	Accrued expenses and other current liabilities

Accrued expenses and other payables consist of the following:

	As of December 31,
	2022	2023
	USD	USD
Accrued expenses and other current liabilities
Deposits received from customers	$20,592	$23,410
Accrued expenses	36,883	11,227
VAT and other taxes payable	200,342	192,428
Payroll payable	51,184	29,730
Total	$309,001	$256,795

13.	Related party transactions

Due to related party

Due to a related party consists of the following:

		As of December 31,
Name	Related party relationship	2022	2023
		USD	USD
Qiaoling Lu	CEO and controlling shareholder of the Company	$4,709	$344,235
Total due to a related party		$4,709	$344,235

As of December 31, 2023 and 2022, the balance due to a related party in the amount of $ 344,235 and $ 4,709, respectively, was loan advance from the Company’s controlling shareholder and was used as working capital during the Company’s normal course of business.

14.	Concentrations

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

As of December 31, 2023 and 2022, $2,262,851 and $3,805,103 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2023, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the year ended December 31, 2023, one customer accounted for more than 63.6% of the Company’s total revenue.

For the year ended December 31, 2022, one customer accounted for more than 52.2% of the Company’s total revenue.

For the year ended December 31, 2021, no single customer accounted for more than 10% of the Company’s total revenue.

As of December 31, 2023, one customer accounted for 57.4% of the total accounts receivable balance. As of December 31, 2022, one customer accounted for 63.2%of the total accounts receivable balance.

15.	Shareholders’ equity

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

On December 7, 2023, the Company held its 2023 annual general meeting of shareholders, at which the Company’s shareholders adopted the following:

i.	the authorized share capital of the Company be increased from US$50,000 divided into 10,000,000 ordinary shares of par value US$0.005 each to US$1,000,000 divided into 200,000,000 ordinary shares of par value US$0.005 each (the “Share Capital Increase”);

ii.	subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reorganization”)

a. each ordinary share in issue immediately following the Share Capital Increase be re-designated and re-classified into one Class A ordinary share of par value US$0.005 each (“Class A ordinary shares”);

b. 20,000,000 of the remaining authorized but unissued ordinary shares be re-designated and re-classified into one Class B ordinary share of par value US$0.005 each (“Class B ordinary shares”);

c. each of the remaining authorized but unissued ordinary shares be re-designated and re-classified into one Class A ordinary share of par value US$0.005 each;

iii.	subject to and immediately following the Share Capital Increase and/or Share Capital Reorganization being effected, the Company adopt a second amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase and/or the Share Capital Reorganization (if and to the extent each is effected) and, subject to the Share Capital Reorganization being effected, the terms of the Class A ordinary shares and Class B ordinary shares.

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

In light of the foregoing restrictions, Sentage WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Sentage WFOE and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, restricted net assets of Sentage WFOE and VIEs amounted to $409,435 and $846,905, respectively.

16.	Commitment and Contingencies

(a)	Contingencies

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

The following table sets forth our contractual obligations as of December 31, 2023:

	Year ended December 31,
	Total	2024
	USD	USD
Operating lease commitments for Lease expense under lease agreements	$73,667	73,667
Operating lease commitments for property management expenses under lease agreements	9,130	9,130

17.	Segment reporting

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

The following tables present summary information by segment for the years ended December 31, 2023, 2022 and 2021, respectively:

		Year ended December 31, 2021
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	156,062	928,565	1,177,822	-	2,262,449
Cost of revenue and related tax	-	-	34,556	-	34,556
Operating expenses	508,772	20,717	201,483	2,275,887	3,006,859
Income (loss) from operations	(352,710)	907,848	941,783	(2,275,887)	(778,966)
Income tax expense	14,785	109,732	132,827	-	257,344
Net income (loss)	(367,692)	798,054	754,814	(2,278,417)	(1,093,241)
Depreciation and amortization	1,347	9,997	51,627	-	62,971
Capital expenditure	-	-	6,722	-	6,722
Total assets	(3,715,787)	4,011,568	1,629,846	$15,441,081	17,366,708

		Year ended December 31, 2022
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	-	-	161,372	-	161,372
Cost of revenue and related tax	-	-	17,833	-	17,833
Operating expenses	-	244,629	279,717	2,190,200	2,714,546
Loss from operations	-	(244,629)	(136,178)	(2,190,200)	(2,571,007)
Net loss	112	(244,799)	(144,833)	(2,172,387)	(2,561,907)
Depreciation and amortization	-	-	42,676	14,752	57,428
Capital expenditure	-	-	34,346	-	34,346
Total assets	8,328	51,321	1,536,973	13,062,212	14,658,834

		Year ended December 31, 2023
	Consumer loan repayment and collection management services	Loan recommendation services	Prepaid payment network services	Others	Total

Revenue	-	-	146,554	-	146,554
Cost of revenue and related tax	-	-	12,597	-	12,597
Operating expenses	35,950	7,050	263,315	1,591,197	1,897,512
Loss from operations	(35,950)	(7,050)	(129,358)	(1,591,197)	(1,763,555)
Net loss	(36,020)	(7,084)	(265,830)	(1,594,343)	(1,903,277)
Depreciation and amortization	-	-	21,534	84,108	105,642
Capital expenditure	-	-	23,433	-	23,433
Total assets	36,079	1,054	1,483,926	11,388,080	12,909,139

18.	Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.