Form 20-F
period 2024-12-31
Sentage Holdings Inc.
filed 2025-05-14
CIK 1810467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 2,805,325 issued and outstanding Class A Ordinary Shares and 0 issued and outstanding Class B Ordinary Shares, par value US$0.005 per share.

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Class A Ordinary Shares do not own any equity interests in the VIEs (defined below), but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” “Sentage Holdings”, or “our company” refers to Sentage Holdings Inc., a Cayman Islands holding company.

“Sentage Operating Companies” or the “VIEs” refer, collectively, to Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), and their subsidiaries, all of which are limited liability companies organized under the laws of the Peoples Republic of China (the “PRC”). We do not have any equity interests in the Sentage Operating Companies, but consolidate their financial results in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via a series of contractual agreements, or the “VIE Agreements”, among Sentage WFOE (defined below), the Sentage Operating Companies and their respective shareholders. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), the VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in the prepaid payment network services in China. According to “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”) and “Regulations on the Supervision and Administration of Non-Bank Payment Institutions”, those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses. For details of the VIE Agreements, see “The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“Articles” or “articles” are to the Companies’ amended and rested articles of association;

●	“China” or the “PRC” are to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares of the Company, par value $0.005 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares of the Company, par value $0.005 per share;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“PRC Operating Entities” are to Sentage WFOE (defined below) and the Sentage Operating Companies;

●	“Sentage HK” are to Sentage Hong Kong Limited, a Hong Kong corporation, which is a wholly-owned subsidiary of Sentage Holdings (defined below);

●	“Sentage Holdings”, “we,” “us,” the “Company” or “our company” are to Sentage Holdings Inc., an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Sentage Operating Companies Shareholders” or “VIEs Shareholders” are to the shareholders of Sentage Operating Companies, or the VIEs;

●	“Sentage Operating Companies” or the “VIEs”, are to Daxin Wealth Investment Management (Shanghai) Co., Ltd., Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd., Qingdao Buytop Payment Services Co., Ltd.; and Zhenyi Information Technology (Shanghai) Co. Ltd, each a limited liability company organized under the laws of the PRC;

●	“Sentage WFOE” or “WFOE” are to Shanghai Santeng Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Sentage HK;

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“US$,” “U.S. dollars,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity; and

●	“VIE Agreements” are to a series of contractual agreements among Sentage WFOE, Sentage Operating Companies, and Sentage Operating Companies Shareholders.

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

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Class A Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Class A Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

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

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and their subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (“SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and their subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China —Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entities’ business and operations.”

As a holding company, we conduct our operations in China through the VIEs in China. In addition, some of our senior executive officers and directors, namely Ms. Qiaoling Lu, Mr. Jianhua Chen, Mr. Yiheng Guo, Ms. Yingxin Bi, and Mr. Shengsong Wang, reside in the PRC for a significant portion of the time and are PRC nationals. As a result, it may be difficult to effect service of process upon those persons. It may be difficult to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws.”

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

Recent Regulatory Developments on Overseas-listing

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

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

For the fiscal years ended December 31, 2024, 2023, and 2022, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. Cash is transferred among our Company, our subsidiaries, and the VIEs, in the following manner: (i) funds are transferred to WFOE from our Company as needed through Sentage HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by a VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Sentage HK; and (iv) WFOE and the VIEs lend to and borrow from each other from time to time for business operation purposes.  As of the date of this annual report, cash transfers and transfers of other assets among the Company, its subsidiaries, and the VIEs, were as follows:

●	For fiscal year ended December 31, 2022, Sentage HK transferred cash in the amount of $1.4 million to WFOE, and WFOE transferred cash in the amount of $1.1 million to the VIEs.

●	For fiscal year ended December 31, 2023, Sentage HK transferred cash in the amount of $0.5 million to WFOE, and WFOE transferred cash in the amount of $0.5 million to the VIEs.

●	For fiscal year ended December 31, 2024, Sentage HK transferred cash in the amount of $nil million to WFOE, and WFOE transferred cash in the amount of $nil million to the VIEs.

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

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Sentage HK may be considered a non-resident enterprise for tax purposes, so that any dividends Sentage WFOE pays to Sentage HK may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

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

Ms. Qiaoling Lu (the chairperson of the board of directors, the chief executive officer, and a major shareholder of the Company), Mr. Yiheng Guo (a director and a shareholder of the Company), Mr. Hua Wang (a beneficial shareholder of the Company), and Mr. Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”); (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”); and (4) Zhenyi Information Technology (Shanghai) Co. Ltd (“Zhenyi”).

Daxin Wealth and Daxin Zhuohui were primarily engaged in providing consumer loan repayment and collection management services. Daxin Zhuohui also provided loan recommendation services. Qingdao Buytop is primarily engaged in providing customers with prepaid payment network services. As of the date of this annual report, Zhenyi is not engaged in active business operation but is expected to provide us with technical and system development and support in the future.

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

The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses.

Under U.S. GAAP, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, we have consolidated the VIE for accounting purposes. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “ITEM 3.C Risk Factors – Risks Related to Our Corporate Structure.”

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	uncertainty about the further spread of the COVID-19 virus and the impact it may still have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general;

●	trends and competition in the third-party payment services industries;

●	our expectations regarding the demand for, and market acceptance of, our services and our brands;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our corporate structure, business and industry; and

●	the assumptions underlying or related to any of the foregoing.

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

Industry Data and Forecasts

This annual report also contains data related to the third-party payment services industries in China. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The third-party payment services industries may not grow at the rate projected by industry data, or at all. The failure of theindustry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the third-party payment services industries subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares.

We do not have any equity interests in the Sentage Operating Companies, or the VIEs, whose financial results have been consolidated by us in accordance with U.S. GAAP, because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Class A Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own an equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business, are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Class A Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Class A Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “ITEM 3D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of an anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, as well as the risk of delisting if the PCAOB is unable to conduct inspections of our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. Furthermore, rules and regulations in China can change quickly with little advance notice, and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Below please find a summary of the principal risks we face, organized under relevant headings. Each of these risks is discussed more thoroughly in the succeeding section under the same title, starting on page 2 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations (see page 7 of this annual report);

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership (see page 8 of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations (see page 8 of this annual report);

●	The Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition (see page 9 of this annual report);

●	Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure (see page 9 of this annual report);

●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain (see page 9 of this annual report);

●	The VIE Agreements among Sentage WFOE and each of the Sentage Operating Companies may result in adverse tax consequences;

●	We rely on the approvals, certificates and business licenses held by the Sentage Operating Companies and any deterioration of the relationship between Sentage WFOE and any of the Sentage Operating Companies could materially and adversely affect our overall business operations;

●	If any of our operating entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern. (see page 12 of this annual report);

●	We have a limited operating history, which makes it difficult to evaluate our future prospects (see page 12 of this annual report);

●	The industry we are in are still evolving, which makes it difficult to effectively assess our future prospects (see page 13 of this annual report);

●	The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results (see page 13 of this annual report);

●	The discontinuation of our operations in the consumer loan repayment and collection management and loan recommendation business affected our business operation and financial performance. (see page 13 of this annual report);

●	Our success depends on the ability to develop products and services to address the rapidly evolving market for third-party payment services, which include prepaid payment network services (see page 14 of this annual report);

●	Market, economic and other conditions in China may adversely affect the demand for our products and services (see page 14 of this annual report);

●	We are subject to extensive regulations in the third-party payment services industry. Non-compliance with or changes to the regulations or licensing regimes may materially affect our business operations and financial results (see page 14 of this annual report);

●	If we are unable to provide customers with satisfactory experience, or otherwise fail to maintain or enlarge our customer base, the volume of transactions processed via our prepaid payment network services may decline and our results of operations may be adversely affected (see page 15 of this annual report);

●	We are dependent on NetsUnion Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business (see page 15 of this annual report);

●	Our current risk management system and internal control policies and procedures may not be able to exhaustively address or mitigate all risks to which we are exposed through our prepaid payment network business (see page 15 of this annual report);

●	Fraudulent and fictitious transactions, and misconduct committed by our employees, customers, and other third parties may pose challenges to our risk management capabilities, and failure to manage the related risks may adversely affect our business, financial condition, and results of operations (see page 16 of this annual report);

●	We face increasing competition, and if we do not compete effectively, our operating results could be harmed (see page 16 of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations (see page 16 of this annual report);

●	Our ability to protect the confidential information of various parties, including borrowers, funding partners, and merchants, may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions (see page 17 of this annual report);

●	We may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on our business, results of operations, and our continued listing on Nasdaq (see page 17 of this annual report);

●	Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which we do not control (see page 19 of this annual report);

●	We are highly dependent on telecommunications and IT systems, and an interruption or error in those systems could have an adverse effect on our business and results of operations (see page 19 of this annual report);

●	Our internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected (see page 20 of this annual report);

●	If we are not able to respond to technological advances in a timely manner, we may not remain competitive (see page 20 of this annual report);

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see page 20 of this annual report);

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations (see page 21 of this annual report);

●	The operating entities’ business depends on the continued efforts of their management. If one or more of their key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 21 of this annual report);

●	From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results (see page 21 of this annual report);

●	Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business (see page 22 of this annual report);

●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, and results of operations (see page 23 of this annual report);

●	We face risks related to natural disasters, health epidemics, and other circumstances beyond our control, which could significantly disrupt our operations (see page 23 of this annual report);

●	We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation (see page 23 of this annual report);

●	Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance (see page 24 of this annual report);

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected (see page 24 of this annual report); and

●	We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates (see page 25 of this annual report).

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business (see page 25 of this annual report);

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations (see page 26 of this annual report);

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us (see page 26 of this annual report);

●	There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless (see page 27 of this annual report);

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws (see page 28 of this annual report);

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China (see page 28 of this annual report);

●	Increases in labor costs in the PRC may adversely affect our business and our profitability (see page 28 of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC Operating Entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us (see page 29 of this annual report);

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 29 of this annual report);

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see page 30 of this annual report);

●	Our PRC Operating Entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business (see page 31 of this annual report);

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (see page 31 of this annual report);

●	Governmental control of currency conversion may affect the value of your investment and our payment of dividends (see page 32 of this annual report);

●	There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC Operating Entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits (see page 32 of this annual report);

●	The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future (see page 33 of this annual report);

●

Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business (see page 33 of this annual report);

●	The VIE, Qingdao Buytop, may be subject to the Law on Combatting Telecom and Online Fraud;

●	Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business (see page 35 of this annual report);
●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation (see page 35 of this annual report);

●	The disclosures in our reports and other filings with the SEC and our other public pronouncements may be subject to the scrutiny of any regulatory bodies in the PRC (see page 35 of this annual report);

●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S (see page 36 of this annual report);

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations (see page 39 of this annual report);

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless (see page 37 of this annual report);

●	The Trial Measures and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future (see page 38 of this annual report);

●	We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations and certain other PRC regulations (see page 39 of this annual report); and

●	To the extent cash or assets of our business, or of the PRC Operating Entities, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see page 39 of this annual report).

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares include, but are not limited to, the following:

●

We may issue additional Class A Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A Ordinary Shares (see page 40 of this annual report);

●

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial (see page 40 of this annual report);

●	The dual-class structure of our Ordinary Shares may adversely affect the trading market, the value and liquidity of our Class A Ordinary Shares (see page 40 of this annual report);

●	We are not expected to pay dividends on our Class A Ordinary Shares in the foreseeable future (see page 41 of this annual report);

●

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law (see page 42 of this annual report); and

●	Certain judgments obtained against us by our shareholders may not be enforceable.

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

As advised by our PRC counsel, Dacheng , if WFOE, the VIEs, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or if WFOE or the VIEs, fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or the VIEs;

●	discontinuing or restricting the operations of WFOE or the VIEs;

●	imposing conditions or requirements with which we, WFOE, or the VIEs may not be able to comply;

●	requiring us, WFOE, or the VIEs to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to variable interest entities. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to asset our contractual rights over the assets of the VIEs and their subsidiaries, and our Class A Ordinary Shares may decline in value or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

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

We currently conduct our operations in China through contractual arrangements with the Sentage Operating Companies and the Sentage Operating Companies Shareholders. As part of these arrangements, most of our assets that are important to the operation of our business are held by the Sentage Operating Companies. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our operating entities undergoes a voluntary or involuntary liquidation proceeding, its equity owners or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our Class A Ordinary Shares.

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

Risks Related to Our Business and Industries

We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern.

For the fiscal years 2024, 2023 and 2022, we incurred consolidated net losses of $2 million, $1.9 million and $2.56 million, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, we had negative net cash used in operating activities of $1.75 million, $1.83 million and $6.68 million, respectively. In fiscal year 2024, we discontinued two businesses, loan repayment and collection management, as well as loan recommendation.

As such, the auditor’s reports covering our consolidated financial statements as of and for the fiscal years ended December 31, 2024 includes a sub-section entitled “Material Uncertainty Related to Going Concern Assumption,” which indicates that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern includes the following measures:

(i)	Obtaining financial support and credit guarantees from major shareholders;

(ii)	Taking various cost control measures to tighten the costs of operations;

(iii)	Exploring new business opportunities to replace the revenues from discontinued businesses;

(iv)	Implementing various strategies to enhance sales and profitability; and

(v)	Equity financing.

However, there can be no assurance that additional financing, if required, would be available on favorable terms or at all or that the foregoing plans and measures will be successful or sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We have a limited operating history, which makes it difficult to evaluate our future prospects.

Through Sentage Operating Companies, we launched our prepaid payment network business in August 2019. We only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the development period. They may still be in the process of exploring approaches to running our company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

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

The industry we are in are still evolving, which makes it difficult to effectively assess our future prospects.

The industry in which we operate through Sentage Operating Companies, the third-party payment services industry in the PRC, is still in evolving stages. The regulatory framework for these industries remains uncertain for the foreseeable future. Many market players in these industries, including us, are inexperienced in responding to changes of market situations effectively and keeping the growth of business steadily when the industries enter a different stage. We may not be able to sustain our historical growth rate in the future.

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

The discontinuation of our operations in the consumer loan repayment and collection management and loan recommendation business affected our business operation and financial performance.

Due to the continued deterioration of the markets for consumer loan repayment and collection management, and loan recommendation, we made the decision to discontinue our operations in these two businesses in 2024. In order to make up the loss in the revenue streams, the Company has been exploring business opportunities in other markets. As of the date of this annual report, there can be no assurance that we will succeed in our endeavor to expand our business into other new markets.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2024, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list our Class A Class A Ordinary Shares or to other regulatory investigations and civil or criminal sanctions.

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

The Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions (Order of the People’s Bank of China (2010) No. 2, “Order No. 2”) (中国人民银行令[2010]第2号《非金融机构支付服务管理办法》) was promulgated by the PBOC on June 14, 2010. According to Order No. 2, the business scope of a foreign-invested payment institutions, the qualification conditions, and the allowed ratio of contribution of the payment institution’s foreign investors shall be stipulated by the PBOC and submitted to the State Council for approval. According to “Announcement No. 7 of the People’s Bank of China (2018) (《中国人民银行公告（2018）第7号》”) (“No. 7 Announcement”), which was issued by the PBOC and became effective on March 19, 2018, upon approval by the State Council, pursuant to the Law of the People’s Republic of China on the People’s Bank of China and Order No. 2, foreign-invested payment institutions should satisfy regulatory requirements relevant to foreign-invested payment institutions. The Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例》) (the "Regulations"), promulgated on December 9, 2023, and effective as of May 1, 2024, formally defined the term "non-bank payment institutions" and established a comprehensive regulatory framework, including a categorized and tiered supervision system to implement differentiated oversight based on the risk levels of such institutions.

The Implementation Rules for the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例实施细则》) (the "Implementation Rules"), issued on July 9, 2024, and effective on the same date, further clarified and supplemented the Regulations by specifying operational requirements for certain principle-based provisions, such as the establishment criteria and detailed classifications of business scope for payment institutions. Order No. 2 was explicitly repealed under the Implementation Rules.

According to the No. 7 Announcement, the Regulations, and the Implementation Rules, the VIE entity, Qingdao Buytop, is considered a non-bank payment institution, as it provides prepaid payment network services. In anticipation of potential future prohibitions on foreign direct investment in such businesses and to comply with PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we rely on the VIE Agreements with the Qingdao Buytop to operate such business in China and Qingdao Buytop has obtained all requisite licenses.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our Class A Ordinary Shares.

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

Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Since 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Beginning in February 2025, President Trump has announced new tariffs on imports, including 10% tariffs on virtually all imports to the United States, and higher tariffs on imports of certain products or from certain countries (including Canada, Mexico and China). In response, foreign governments, including China, have enacted retaliatory tariffs. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on us, our business partners or our industry.

Trade barriers to protect domestic industries against foreign imports depress trading demand. Protectionist developments, such as the imposition of trade tariffs or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be traded, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on the Chinese economy and our business, operating results and financial condition. Further, protectionist policies in any country could impact global markets, including foreign exchange and securities markets. Any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, results of operations, financial condition and cash flows.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and was not identified in the Determination Report as a firm subject to the PCAOB’s Determination. Enrome LLP is headquartered in Singapore, and subject to inspection by the PCAOB.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Risks Related to Our Class A Ordinary Shares

We may issue additional Class A Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our Class A Ordinary Shares.

We may issue additional Class A Ordinary Shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval.

Our issuance of additional Class A Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding share may be diminished; and

●	the market price of our Class A Ordinary Shares may decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

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

While we have not issued any Class B Ordinary Shares as of the date of this report, we might do so in the future. If we were to issue Class B Ordinary Shares, it would dilute your voting rights, ownership interests and may depress the market price of our Class A Ordinary Shares. Depending on the circumstances in which we issue the Class B Ordinary Shares, such issuance may also concentrate voting control with an individual or group of individuals. Only our Class A Ordinary Shares are tradable on the market. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

The dual-class structure of our Ordinary Shares may adversely affect the trading market, the value and liquidity of our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

We are not expected to pay dividends on our Class A Ordinary Shares in the foreseeable future.

We are not expected to pay dividends on our Class A Ordinary Shares in the foreseeable future. Instead, for the foreseeable future, it is expected that we will continue to retain any earnings to finance the development and expansion of its business, and not to pay any cash dividends on our Class A Ordinary Shares. Consequently, you should not rely on an investment in the Company as a source for any future dividend income.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sentage Holdings Inc. (“Sentage Holdings”) was incorporated on September 16, 2019, as an exempted company with with limited liability under the laws of the Cayman Islands. Sentage Hongkong Limited (“Sentage HK”) was incorporated on September 25, 2019 in Hong Kong as a wholly-owned subsidiary of Sentage Holdings.

On December 17, 2019, Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”) was incorporated pursuant to PRC laws as a wholly foreign-owned enterprise. Sentage HK holds 100% of the equity interests in Sentage WFOE. Due to PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we conduct our businesses in China through a VIE structure.

Prior to 2024, we operated three lines of business in loan repayment and collection management, loan recommendation, and prepaid payment network through three of the Sentage Operating Companies, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop, pursuant to a series of contractual arrangements, also known as VIE Agreements. In 2024, we discontinued the operations of loan repayment and collection management, and loan recommendation. All the Sentage Operating Companies were incorporated as limited companies pursuant to PRC laws.

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

B. Business Overview

Sentage Holdings is not an operating company but a Cayman Islands holding company. The Company’s operations are conducted through Sentage Operating Companies, or the VIEs, based in China, pursuant to the VIE Agreements. The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engages in prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such business.

We do not have any equity interests in the Sentage Operating Companies, whose financial results have been consolidated by us in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Class A Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure”.

Selected Condensed Consolidated Financial Schedule of Sentage Holdings Inc., its subsidiaries, and the VIEs

The following tables present selected condensed consolidated financial data of Sentage Holdings Inc. and its subsidiaries and VIEs for the fiscal years ended December 31, 2024, 2023, and 2022, and balance sheet data as of December 31, 2024, 2023 and 2022, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	161,372	-	161,372
Net loss	(1,470,635)	(130,766)	(960,506)	-	(2,561,907)
Comprehensive loss	(1,470,635)	(183,036)	(994,319)	-	(2,647,990)

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	146,554	-	146,554
Net loss	(959,981)	(146,073)	(797,223)	-	(1,903,277)
Comprehensive loss	(959,981)	(198,768)	(786,321)	-	(1,945,070)

	For the year ended December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	107,507	-	107,507
Net loss	(950,365)	(137,412)	(917,054)	-	(2,004,831)
Comprehensive loss	(950,365)	(137,350)	(915,677)	-	(2,003,392)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	2,199,879	63,002	-	2,262,881
Total current assets	10,274,640	5,250,465	1,381,679	(5,214,239)	11,692,545
Total assets	11,274,640	5,323,404	1,525,334	(5,214,239)	12,909,139
Total liabilities	962,703	2,312,015	2,618,766	(5,214,239)	679,245
Total shareholders’ equity	10,311,937	3,011,389	(1,093,432)	-	12,229,894
Total liabilities and shareholders’ equity	11,274,640	5,323,404	1,525,334	(5,214,239)	12,909,139

	As of December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	1,249,513	8,488	-	1,258,001
Total current assets	1,249,275	4,231,786	1,065,338	(4,204,396)	2,342,003
Total assets	10,324,275	4,380,376	1,180,164	(4,204,396)	11,680,419
Total liabilities	946,712	1,563,836	3,147,765	(4,204,396)	1,453,917
Total shareholders’ equity	9,377,563	2,816,540	(1,967,601)	-	10,226,502
Total liabilities and shareholders’ equity	10,324,275	4,380,376	1,180,164	(4,204,396)	11,680,419

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(6,308,455)	(371,005)	-	(6,679,460)
Net cash used in investing activities	-	-	(34,346)	-	(34,346)
Net cash used in financing activities	-	-	(156,311)	-	(156,311)

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,572,682)	(254,262)	-	(1,826,944)
Net cash used in investing activities	-	-	(23,433)	-	(23,433)
Net cash provided by financing activities	-	40,141	299,385	-	339,526

	For the year ended December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,036,740)	(711,635)	-	(1,748,375)
Net cash provided by financing activities	-	127,820	604,461	-	732,281

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

We currently report our operating revenue from one main revenue stream, namely, prepaid payment network services. In 2024, we discontinued our operations in two legacy lines of businesses, namely, (i) consumer loan repayment and collection management, and (2) loan recommendation, due to continued deteriorating market conditions.

For fiscal years 2024, 2023 and 2022, our revenue was $107,507, $146,554, and $161,372, respectively, and our net loss was $2,004,831, $1,903,277, and $2,561,907, respectively. The reason for the decrease in revenues and the net losses was due to the sharp decline in the demand for our prepaid payment network services, attributable to intense competition from larger and well-known competitors in China, such as Alipay and WeChat Pay dominate the mobile.

Prepaid Payment Network Services

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient, and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from the Sentage Operating Companies, will be able to buy goods and services offered by the Sentage Operating Companies’ merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion Clearing Corporation (“NetsUnion”) (i.e. the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), the Sentage Operating Companies prepaid payment network services enable qualified merchants selected by the Sentage Operating Companies after rigorous internal review to accept prepaid-card payments using traditional payment terminals. During fiscal year 2022, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$161,372, which decrease was due to decreased demand due to the uncertainties of COVID-19. During fiscal year 2023, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$146,554, and the slight decrease in the revenue from fiscal year 2022 was due to a slightly reduced provision of technical consulting services in fiscal year 2023. During fiscal year 2024, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$107,507, and the slight decrease in the revenue from fiscal year 2023 was due to a slightly reduced provision of technical consulting services in fiscal year 2024.

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

Business Model of Prepaid Payment Network Services

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

The payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow them to provide merchants with continuously improving services and technologies. For fiscal years 2024, 2023 and 2022, revenue generated from the prepaid payment network services, consisted of technology consulting and support fees, was $107,507, $146,554, and $161,372, respectively.

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

Customers

The Sentage Operating Companies connect the corporate customers with their consumers in various industries. As of the date of this annual report, the Sentage Operating Companies have one customers, which is Qingdao Jinpeng Yuntian Technology Co., Ltd. The Sentage Operating Companies plan to work with midsized supermarkets, shopping malls, and online platforms. The Sentage Operating Companies believe that by reaching corporate customers of various sizes, the Sentage Operating Companies can build a solid foundation to expand the service base and provide more diversified financial solutions that fit into more payment scenarios.

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

Infrastructure and Information Technology

The Sentage Operating Companies’ internal management system is copyrighted and its registration was completed on April 26, 2020. As of the date of this report, the Sentage Operating Companies had a team of one full-time employees to monitor and maintain the information technology and infrastructure. To promote the long-term business development, the Sentage Operating Companies’ technology team focuses on ensuring that the technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested and continuously strengthened.

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

●	Internal Management System. The Sentage Operating Companies aim to leverage the proprietary internal management system, to optimize the operational efficiency and achieve workflow automation. Under the system, the operating portal digitizes and standardizes the management process by consolidating skip tracing tools and other functions under one platform. The Sentage Operating Companies use the operating portal for, among other things. We believe that the system affords the in-house team sufficient operational support to efficiently perform tasks related to management process.

●	Account Management System. The Sentage Operating Companies have developed a proprietary account management system, which the Sentage Operating Companies currently use to provide the prepaid payment network services, to facilitate centralized management of customers’ accounts and related information. This system consolidates and manages all the customers’ account information, including procedures and standards for customers’ account opening. It tracks the balances of customer accounts, allowing more transparent management of funds movements. The system is built upon the extensive experience of serving a diverse customer base. The Sentage Operating Companies update the system on a regular basis in order to continuously improve its reliability, efficiency and compatibility with the services and evolving regulatory requirements.

●	Backup System. The Sentage Operating Companies maintain two independent full capacity network servers in two separate locations. If one server experiences technical difficulties or outage, network operations immediately switches to the other server to ensure uninterrupted network services to the employees.

●	Security System. To protect the databases from unauthorized access, the Sentage Operating Companies configure the system with multiple layers of security modules. The Sentage Operating Companies’ security system monitors and records the entire process of data access, showing us in real-time the identity of users accessing the system and channels through which the users access the system. Furthermore, through periodically reviewing the operation history, examining USB/external hard drives, and implementing security measures for the internal management system, the Sentage Operating Companies are able to manage and restrict employees’ access to personal and financial information. In addition, the Sentage Operating Companies have installed a firewall which monitors and controls incoming and outgoing traffic and automatically takes reactive measures against any information security threats.

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

As of the date of this annual report, Qingdao Buytop owns the trademark Buytop, effective from February 21, 2014 to February 20, 2034, and the domain name www.buytoppay.com, effective from December 16, 2016 to December 16, 2025. Daxin Zhuohui owns the copyrighted internal management system, which became effective on April 26, 2020.

Properties and Facilities

The corporate headquarter is in Shanghai City, China, where we lease one office spaces with an area of approximately 170.59 square meters (approximately 1,836 square feet) as of December 31, 2024. The term of the lease is from November 1, 2024 to October 31, 2026. The monthly rental fee is approximately US$8,185, correspondingly. The headquarters serve as the center of management, human resources, and administrative activities. In addition to the headquarter in Shanghai, the Sentage Operating Companies also lease office space in Qingdao City, Shandong Province, China for the prepaid payment network operations. The office space of the office in Qingdao City has an area of approximately 143 square meters (approximately 1,540 square feet). The term of the lease is from December 1, 2024 to November 30, 2025, and the monthly rental fee is approximately US$1,761.

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

Payment License

Payment Business License

In accordance with the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (the "Regulations"), promulgated on December 9, 2023, and effective as of May 1, 2024, a non-bank payment institution refers to a limited liability company or a company limited by shares established within the territory of China, other than banking financial institutions, that has obtained a payment business license and engages in payment services such as transferring monetary funds based on electronic payment instructions submitted by payees or payers.

Pursuant to the Regulations, to provide payment services, a non-bank payment shall obtain a “Payment Business License” to qualify as a paying institution. A paying institution shall conduct operation activities within the business scope approved in the “Payment Business License” and may not carry out any business beyond the approved scope nor outsource its payment business to other parties. A paying institution may not assign, lease, or lend the “Payment Business License.”

According to our Payment Business License and the approved business scope of the Payment Business License, we are allowed to provide prepaid cards payment services and related business services. Our Payment Business License was issued by the PBOC on July 20, 2017. The Payment License is valid from July 20, 2017 to July 19, 2022. On June 27, 2022, the PBOC renewed our Payment License, which is valid until July 19, 2027.

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

Regulations on Prepaid Cards Business of Payment Institutions

The Implementation Rules for the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例实施细则》) (the "Implementation Rules"), issued and effective on July 9, 2024, concretely elaborate on and supplement the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (the "Regulations"). The Implementation Rules classify payment transaction processing into Category I Payment Transaction Processing and Category II Payment Transaction Processing, and further categorize prepaid card issuance and acceptance as well as prepaid card acceptance under Category II Stored-Value Account Operations.

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

Through the VIE entity, Qingdao Buytop, we currently own the Technical Certification of Payment Service Facilities of Non-banking Payment Institutions (registration number: NFTC202401370623), issued by Beijing National Fintech Certification Center Co., Ltd. on May 24, 2024, and valid until May 23, 2027.

Regulations on Anti-Money Laundering and Anti-Terrorism Financing

The Anti-Money Laundering Law of the People’s Republic of China (“Anti-Money Laundering Law”)(《中华人民共和国反洗钱法》) was promulgated by the Standing Committee of the National People’s Congress on October 31, 2006 and came into force on January 1, 2007. The Anti-Money Laundering Law stipulates that specific non-financial institutions shall take precautionary and monitoring measures and comply with their anti-money laundering obligations. The Anti-Money Laundering Law includes establishing a sound client identification system, client identification information and transaction record-keeping system, block transaction and suspicious transaction reporting system. According to Regulations on the Supervision and Administration of Non-Bank Payment Institutions, a non-bank payment institution that has obtained the Payment License, such as the VIE entity, Qingdao Buytop, shall comply with applicable regulations in the Anti-Money Laundering Law and fulfill its anti-money laundering obligations. The PBOC and its branches shall conduct on-site and non-site inspections on the payment institution to periodically review and evaluate anti-money laundering measures the payment institution has taken to comply with the Anti-Money Laundering Law.

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

The Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions

On July 20, 2021, the People’s Bank of China Promulgated “the Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions”, which became effective on September, 1 2021. This measure requires that Branch offices of the PBC shall, in concert with the payment institutions (including branch companies) within their respective jurisdictions, establish a reporting mechanism for major events. This measure requires payment institutions to report each major event in a timely, truthful, accurate, and complete manner, and also defines the situation of the scope of major event risk or emergency occurs. When relative major event happens, the company, as a Non-bank Payment Institution, shall submit a written report to the local branch office of The People’s Bank of China within a certain period. If the Non-bank Payment Institution did not report in the manner of this measure, the People’s Bank of China or any of its branch offices shall order it to make rectification within a prescribed time limit and may take regulatory measures, such as regulatory notice, and may impose punishments on it in accordance with the Administrative Measures on Payment Services Provided by Non-Financial Institutions, and a warning or a fine of between 10,000 yuan and 30,000 yuan may be given.

Depository Measures for Clients’ Provisions of Non-bank Payment Institutions

On January 19, 2021, the People’s Bank of China promulgated “Depository Measures for Clients’ Provisions of Non-bank Payment Institutions”, which became effective on March 1, 2021. This measure regulates the centralized depository of customer reserves after the centralized deposit of reserves. The provisions on the storage, use and transfer of reserve funds have been refined by this measure. This measure also clarified the corresponding reserve management responsibilities of the People’s Bank of China and its branches, clearing institutions, and reserve banks, set the penalty standards for customer reserve violations, and strengthened the supervision of customer reserve funds. The clients’ provisions received by non-bank payment institutions shall be directly deposited in full amount to the People’s Bank of China or qualified commercial banks. The clients’ provisions received directly by non-bank payment institutions due to the issuance of prepaid cards or the top up of prepaid cards shall be deposited in a unified manner into the accounts for centralized deposit and management of provisions through the dedicated deposit accounts for prepaid cards. The clients’ provisions can only be used for the payment service entrusted by clients and other circumstances as prescribed by these Measures.

Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading

On September 15, 2021, the People’s Bank of China, and other relevant PRC governmental authorities jointly promulgated “Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading”, which became effective on the same day. According to the measure, the business activities related to virtual currencies are illegal financial activities. Financial institutions and non-banking payment institutions shall not provide account opening, fund transfer or clearing and settlement services for the business activities related to virtual currencies, or include virtual currencies into the scope of collaterals, nor shall they carry out insurance business related to virtual currencies, or include virtual currencies into the scope of insurance liability. Any violation of laws and regulations detected shall be reported to the relevant authorities in a timely manner. The company should not provide any service in accordance with virtual currency.

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

On June 10, 2021, Standing Committee of the National People’s Congress promulgated the “Data Security Law of the People’s Republic of China”, (《中华人民共和国数据安全法》), which became effective on September 1, 2021. The law requires data collection to be carried out in a lawful and proper manner and stipulates that for data protection purposes, data processing activities must be carried out based on a hierarchical protection system of data classification and data security. According to this law, The outbound security management of important data collected and generated by operators of critical information infrastructure during their operations within the territory of the People’s Republic of China shall be governed by the provisions of the Cybersecurity Law of the People’s Republic of China, which is Conduct security assessments in accordance with the measures formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Measures for the security management of the exit of important data collected and generated by other data processors during their operations within the territory of the People’s Republic of China shall be formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Currently, China has not promulgated clear approval rules or assessment requirements for the security management of data export by “other data processors”. Therefore, we currently do not need to conduct security assessments or seek approval from relevant authorities under the Data Security Law.

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

The Network Internet Data Protection Regulations (《网络数据安全管理条例》), promulgated by the State Council on September 24, 2024, and effective as of January 1, 2025, define a "cybersecurity data processor" as any individual or organization that autonomously determines the purposes and methods of data processing, and further stipulate that where a cybersecurity data processor operating within China collects or generates important data during its operations and genuinely needs to provide such data overseas, it shall undergo a data exit security assessment organized by the Cyberspace Administration of China (CAC), provided that a cybersecurity data processor identifying and declaring important data in accordance with relevant national regulations is not required to include such data in a data exit security assessment if it has not been officially designated as important data by relevant regional authorities, departments, or through public announcements.

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

Regulations relating to Foreign Investment

On September 6, 2024, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (外商投资准入特别管理措施(负面清单) (2024年版)) (the “Negative List 2024”), which was promulgated by NDRC and MOFCOM and became effective on November 1, 2024, replaced the Negative List 2020. Industries listed in the Negative List 2024 are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

Our principal businesses are precluded from the Negative List 2024 and is thus within a permitted industry for foreign investment.

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

These aforementioned regulations apply to our direct and indirect shareholders who are PRC residents and apply to any offshore acquisitions and share transfer that we may make in the future if our Class A Ordinary Shares are issued to PRC residents.

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

Ms. Qiaoling Lu (the chairperson of the board of directors, the chief executive officer, and a major shareholder of the Company), Mr. Yiheng Guo (a director and a shareholder of the Company), Hua Wang (a beneficial shareholder of the Company), and Mr. Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), formed in Shanghai City, China on August 13, 2014; (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), formed in Shanghai City, China on January 9, 2015; (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), formed in Qingdao City, Shandong Province, China on August 4, 2009; and (4) Zhenyi Information Technology (Shanghai) Co. Ltd (“Zhengyi”), formed in Shanghai City, China on August 29, 2017. Daxin Wealth, Daxin Zhuohui, Qingdao Buytop, and Zhenyi were all formed as limited companies pursuant to PRC laws.

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

Under U.S. GAAP, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, we have consolidated the VIE for accounting purposes. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “ITEM 3.C Risk Factors – Risks Related to Our Corporate Structure.”

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We, through the Sentage Operating Companies, are a financial service provider that offers prepaid payment network services in the PRC. Leveraging our deep understanding of the client base, strategic partner relationships, and proprietary valuation models and technologies, we are committed to working, through the Sentage Operating Companies, with the clients to understand their financial needs and challenges and offering customized services to help them meet their respective needs. We do not have equity interests in the Sentage Operating Companies, but their financial results have been consolidated by Sentage Holdings for accounting purposes in accordance with U.S. GAAP due to us having effective control over, and being the primary beneficiary of, these companies via the VIE Agreements. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

We currently report our operating revenue, through the Sentage Operating Companies, from one revenue stream, namely, prepaid payment network service.

A. Operating Results

Major Factors Affecting Results of Operations

We believe the following key factors may affect the Sentage Operating Companies’ financial condition and results of operations:

Effectiveness of Risk Management

The success of Sentage Operating Companies’ prepaid payment network service business depends largely on a successful and effective risk management strategy. Subject to various regulations, such as anti-money laundering requirements, the prepaid payment network must properly retain cardholders' transaction records and identity information and report any suspicious activities to the relevant authorities. An effective risk management system within the prepaid payment network will continuously monitor transactions to detect suspicious behaviors. For example, if a prepaid card suddenly conducts a large number of high-value transactions within a short period of time and the transaction locations are far from the cardholder's usual areas, the system can flag these transactions. By using advanced analytical technologies, the prepaid payment network is able to quickly detect and block potential fraudulent transactions, protecting both cardholders and operators from financial losses.

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

Key Components of Results of Operations

Revenues

	2022		2023		2024
	Amount	%	Amount	%	Amount	%
Prepaid payment network service fees	161,372	100.0	146,554	100.0	107,507	100.0
Total operating revenue	161,372	100.0	146,554	100.0	107,507	100.0

 (1). Prepaid Payment Network Services

The Sentage Operating Companies started this service in August 2019. During the year ended December 31, 2022, the Sentage Operating Companies provided prepaid payment network consulting services to four customers. Due to great changes in market orientation and demand, the Sentage Operating Companies’ business is also undergoing rapid adjustment along with changes in national policies. During the year ended December 31, 2023, the Sentage Operating Companies provided prepaid payment network consulting services to three customers. Revenue generated from services provided decreased by approximately $15,000 compared to fiscal year 2022. During the year ended December 31, 2024, the Sentage Operating Companies provided prepaid payment network consulting services to one customer. Revenue generated from services provided decreased by approximately $39,000 compared to fiscal year 2023. As of the date of this annual report, we anticipate that all aspects of the market will gradually stabilize. The Sentage Operating Companies plan to find new business directions by adjusting business plan accordingly.

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

	2024		2023		Fluctuation
	Amount	%	Amount	%	Amount	%
Summary selling, general and administrative expenses:
Professional expenses	963,682	52.5	893,137	47.1	70,545	7.9
Employee compensations	548,694	29.9	722,938	38.1	(174,244)	(24.1)
Rental expenses	121,201	6.6	156,782	8.3	(35,581)	(22.7)
Other expenses	202,359	11.0	124,655	6.5	(77,704)	(62.3)
Total selling, general and administrative expenses	1,835,936	100.0	1,897,512	100.0	(61,576)	(3.2)

For the fiscal years ended December 31, 2023 and 2024, our selling, general and administrative expenses amounted to $1,897,512 and $1,835,936, respectively. For fiscal year 2024, there was a decrease of $61,576, or 3.2%, as compared with fiscal year 2023. The decrease was primarily due to the following (i) professional fees increased by $70,545 from $893,137 in fiscal 2023 to $963,682 in fiscal 2024 due to an increase in consulting services paid to third-party professionals, as the need for financial consulting services; (ii) employee compensation decreased by $174,244 from $722,938 in fiscal year 2023 to $548,694 in fiscal 2024, primarily due to a reduction in the Company’s headcount, which resulted in a reduction in base salaries and social security; (iii) rental expenses decreased by $35,581 from $156,782 in fiscal year 2023 to $121,201 in fiscal 2024, primarily due to the expiration of a lease contract and failure to renew it; and (iv) an increase in other expenses, such as office, travel allowance and bad debt expenses, from $124,655 in fiscal year 2023 to $202,359 in fiscal year 2024, due to the company’s adoption of the Current Expected Credit Losses model to make provisions for allowances and bad debts of accounts receivable and other receivable in fiscal year 2024.

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

	2022		2023		2024
	Amount	%	Amount	%	Amount	%
Summary Consolidated Statements of Operations:
Operating revenue
Prepaid payment network service fees	161,372	100.0	146,554	100.0	107,507	100.0
Total operating revenue	161,372	100.0	146,554	100.0	107,507	100.0

Cost of revenue
Cost of revenue	17,833	11.1	12,597	8.6	8,074	7.5
Total cost of revenue	17,833	11.1	12,597	8.6	8,074	7.5

GROSS PROFIT	143,539	88.9	133,957	91.4	99,433	92.5

Operating expenses:
Selling, general and administrative expenses	2,714,546	1,682.2	1,897,512	1,294.8	1,835,936	1,707.7
Total operating expenses	2,714,546	1,682.2	1,897,512	1,294.8	1,835,936	1,707.7

Income from operations	(2,571,007)	(1,593.2)	(1,763,555)	(1,203.3)	(1,736,503)	(1,615.2)

Other income (expenses)	9,100	5.6	(139,722)	(95.3)	(268,328)	(249.6)

Loss before income tax provision	(2,561,907)	(1,587.6)	(1,903,277)	(1,298.7)	(2,004,831)	(1,864.8)

Income tax expense	-	-	-	-	-	-

Net loss	(2,561,907)	(1,587.6)	(1,903,277)	(1,298.7)	(2,004,831)	(1,864.8)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total operating revenue decreased by $39,047, or 27%, to $107,507 for the fiscal year ended December 31, 2024, from $146,554 for the fiscal year ended December 31, 2023. The prepaid payment network services, have witnessed a decrease in the quantity and scope of the services provided. The reasons for the decrease included a slowdown in the market demand for specific services offered and the intensively competitive business environment within the prepaid payment network. The impact of the revenue decline is reflected in various aspects of the company's financial performance, including but not limited to a decrease in the gross profit margin and potential changes in the cash flow forecast.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, impairment losses on assets and gains and losses on the exchange rate. In fiscal year 2024, our net other expense was $(268,328), an increase of $(128,606) from net other expense of $(139,722) in fiscal year 2023. This was due to the additional asset impairment losses in fiscal 2024.

Net Loss

As a result of the foregoing, we reported a net loss of $2,004,831 for the fiscal year ended December 31, 2024, representing a $101,554 increase from a net loss of $1,903,277 for the fiscal year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total operating revenue decreased by $14,818, or 9.2%, to $146,554 for the fiscal year ended December 31, 2023, from $161,372 for the fiscal year ended December 31, 2022. The modest change in revenue is due to a slight reduction in the services provided by the Company’s Prepaid payment network service fees in fiscal 2023. There was no revenue generated from Consumer Loan Repayment and Collection Management Fees and Loan Recommendation Service Fees in both the 2023 and 2022 fiscal years. This was due to changes in the market environment following the end of COVID-19, prompting the Company to adjust and improve its products and services. However, these improvements will take time to complete.

Other income (expenses)

Our other income (expense) consists primarily of bank fees, foreign exchange gain or loss, impairment losses on assets, and gains and losses on the disposal of fixed assets. In fiscal year 2023, our net other expense was $(139,722), an increase of $(148,822) from net other income of $9,100 in fiscal year 2022. This was due to an asset impairment loss in fiscal 2023.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Currently, as resident enterprises in the PRC, the Sentage Operating Companies are subject to the enterprise income tax at the rate of 25%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Sentage Holdings is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating and financing activities. As of December 31, 2022, 2023 and 2024, we had $3,828,224, $2,289,008 and $1,277,962 for cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents are primarily denominated in Renminbi and US dollars.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2024, we had cash and restricted cash of approximately $1.3 million. Accounts receivable of approximately $0.5 million associated with services rendered for our prepaid payment network business has been billed to our customers but has not been collected as of the balance sheet dates. We also borrowed approximately $732,281, which was provided by our controlling shareholder, Ms. Qiaoling Lu, to support our working capital need. Ms. Qiaoling Lu will not seek repayment of her related party balance of $1,076,516 as of December 31, 2024 until at least 12 months from the issuance of the of her related party balance of $1,076,516 as of December 31, 2024 until at least 12 months from the issuance of the financial statements.

Currently, we improve our liquidity and capital sources primarily through cash flows from operation and financial support from our principal shareholders. In order to fully implement our business plan, we may also need to raise capital from outside investors.

In light of the effects of the environment of competition as discussed above, if we are required to operate in a challenging economic environment in China, if we incur unanticipated capital expenditures, we may need additional financing. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2022	2023	2024
Net cash used in operating activities	$(6,679,460)	$(1,826,944)	$(1,748,375)
Net cash used in investing activities	(34,346)	(23,433)	-
Net cash (used in) provided by financing activities	(156,311)	339,526	732,281
Effect of exchange rate change on cash and restricted cash	(85,046)	(28,365)	5,048
Net decrease in cash and restricted cash	$(6,955,163)	$(1,539,216)	$(1,011,046)
Cash and restricted cash, beginning of year	10,783,387	3,828,224	2,289,008
Cash and restricted cash, end of year	$3,828,224	$2,289,008	$1,277,962

Operating Activities

Net cash used in operating activities was $1,748,375 for the fiscal year ended December 31, 2024, which primarily consisted of the following:

●	Net loss of $2,004,831 for the fiscal year.

●	A decrease in Accrued expenses and other current liabilities of $ 31,978. This is mainly due to the decrease in the number of employees in the company during the 2024 fiscal year, resulting in a decrease in the amount of wages payable.

●	An increase in Allowance for credit losses of $361,771. This is mainly because, in the fiscal year 2024, the company made provisions for Allowances for accounts receivable and other receivables under the CECL model, resulting in an increase in allowances of credit losses.

Net cash used in operating activities was $1,826,944 for the fiscal year ended December 31, 2023, which primarily consisted of the following:

●	Net loss of $1,903,277 for the fiscal year.

●	A decrease in Accrued expenses and other current liabilities of $ 54,868. This is mainly due to the decrease in the number of employees in the company during the 2023 fiscal year, resulting in a decrease in the amount of wages payable

●	An increase in Allowance for credit losses of $361,771. This is mainly because, in the fiscal year 2024, the company made provisions for Allowances for accounts receivable and other receivables under the CECL model, resulting in an increase in allowances of credit losses.

Net cash used in operating activities was $6,679,460 for the fiscal year ended December 31, 2022, which primarily consisted of the following:

●	Net loss of $2,561,907 for the fiscal year.

●	A decrease in Prepaid expenses and other current assets of $4,064,584. This is primarily due to a deposit of $3,570,000 paid by the Company in fiscal year 2022 for the commissioned acquisition of an e-commerce technology services business.

Investing Activities

Net cash used in investing activities amounted to $nil for the fiscal year ended December 31, 2024.

Net cash used in investing activities amounted to $23,433 for the fiscal year ended December 31, 2023, mainly includes to consisting primarily of purchases of software products.

Net cash used in investing activities amounted to $34,346 for the fiscal year ended December 31, 2022, mainly includes to consisting primarily of purchases of software products.

Financing Activities

Net cash provided by financing activities amounted to $732,281 for the fiscal year ended December 31, 2024, primarily the proceeds from working capital of related party $732,281.

Net cash provided by financing activities amounted to $339,526 for the fiscal year ended December 31, 2023, primarily the proceeds from working capital of related party $339,526.

Net cash used in financing activities amounted to $156,311 for the fiscal year ended December 31, 2022, primarily the repayment of working capital of related party $156,311.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Technology consulting and support services are short-term in nature, with a service period ranging from three to eight months. These services are distinct deliverables, as they involve customized advice, problem - solving, and support tailored specifically to the client's needs, rather than being bundled with other services. The Company acts as the principal in providing these services, taking on the primary obligation to deliver the consulting and support and bearing the associated risks and rewards. Related service fees are recognized as revenue over time, based on the progress of service delivery, which aligns with the nature of the services being provided continuously during the service period.

For merchant customers who require prepaid card payment services, which include activities such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, these services are often bundled together as part of a comprehensive prepaid card service offering. The Company is considered the agent in this scenario, as it facilitates the prepaid card transactions on behalf of the merchant customers. The Company charges a service fee equal to 0.3% to 0.5% of each transaction amount. Revenue from these services is recognized at a point in time, specifically when the prepaid cards issued by merchant customers are used by their end - user cardholders. This is because the Company's performance obligation is satisfied when the end - user uses the card, and the amount of revenue can be reliably measured at that specific moment.

For the fiscal years ended December 31, 2023 and 2024, we earned $146,554 and $107,507 in revenue from providing technology consulting and support service to customers, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Ms. Qiaoling Lu	45	Chief Executive Officer, Chairman of the Board of Directors, and Director
Mr. Jianhua Chen	49	Chief Financial Officer
Mr. Yiheng Guo	41	Director
Ms. Yingxin Bi (1)(2)(3)	42	Independent Director
Mr. Angel Colon (1)(2)(3)	51	Independent Director
Mr. Shengsong Wang (1)(2)(3)	69	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

Ms. Qiaoling Lu has been our Chief Executive Officer, chairman of the board of directors, and director since the incorporation of the Company. Ms. Lu has served as the general manager of Daxin Wealth since March 2015. Before joining us, she served as the manager director of Asia Pacific at Interconnect Products Limited UK from September 2010 to January 2015, where she successfully led her team to expand the company’s business in the Asia market. She also served as a finance associate at IQVIA (formerly known as Quintiles European headquarters) from April 2006 to August 2010. Ms. Lu obtained her master’s degree in International Relations from Qingdao University in Qingdao City, Shandong Province, China in 2005. Ms. Lu obtained her master’s degree in International Management from Henley Business School at University of Reading in the United Kingdom in 2004. Ms. Lu obtained her bachelor’s degree in International Economics from Shandong University of Finance and Economics in Jinan City, Shandong Province, China in 2002.

Mr. Jianhua Chen has been our Chief Financial Officer since September 1, 2020. He has served as the finance director of Daxin Wealth since June 2016. Prior to joining Daxin Wealth, he had served as the finance director of Shanghai Chenengdai Finance Technology Co., Ltd. from January 2015 to June 2016. Mr. Chen obtained his master’s degree in Business Administration from Renmin University of China in Beijing, China in 2018. Mr. Chen obtained his bachelor’s degree in Accounting from Shanghai Ocean University in Shanghai City, China in 1998.

Mr. Yiheng Guo has served as our director since the incorporation of the Company and a director of Daxin Wealth since March 2015. Mr. Guo obtained his master’s degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007. Mr. Guo obtained his bachelor’s degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006.

Ms. Yingxin Bi, has been our Independent Director, within the meaning of the Nasdaq Listing Rules, since December 13, 2024. Since January 2021, Ms. Bi has worked as an independent consultant, actively involved in financing projects for prominent companies such as Alibaba Intime, Greenland Group, and Shimao Group, serving institutional investors, corporations, and other clients. From June 2019 to December 2020, she served as the general manager of Lupu Investment Group, where she was responsible for building and enhancing a real estate investment and management platform. From August 2013 to May 2019, Ms. Bi held the position of managing director in the real estate investment department at Ping An Trust. In this role, she initiated and executed a range of key projects, including structured financing, land acquisition funds, and mezzanine funds. From September 2011 to August 2013, she held the position of managing director in the fund department at Fosun Property Holdings. From October 2009 to August 2011, she served as an Investment Manager in the Real Estate Investment Department at Ping An Trust. From July 2007 to May 2009, Ms. Bi served as an analyst at Lehman Brothers, where she developed a strong foundation in financial analysis. She obtained a Bachelor’s degree co-majoring in Commerce and Property from University of Auckland University in New Zealand in 2005, and a Master’s degree in Real Estate Finance and Investment from Reading University in United Kingdom in 2007.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we, our subsidiaries and the VIEs, paid in aggregate cash compensation of approximately US$212,423 to our directors and executive officers as a group. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Audit Committee

Our audit committee consists of Mr. Angel Colon, Mr. Shengsong Wang, and Ms. Yingxin Bi. Mr. Angel Colon is the chairperson of our audit committee. We have determined that Mr. Angel Colon, Mr. Shengsong Wang, and Ms. Yingxin Bi satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Angel Colon qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ms. Yingxin Bi, Mr. Angel Colon, and Mr. Shengsong Wang. Ms. Yingxin Bi is the chairperson of our compensation committee. We have determined that Ms. Yingxin Bi, Mr. Angel Colon, and Mr. Shengsong Wang satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Shengsong Wang, Ms. Yingxin Bi, and Mr. Angel Colon. Mr. Shengsong Wang is the chairperson of our nominating and corporate governance committee. Mr. Shengsong Wang, Ms. Yingxin Bi, and Mr. Angel Colon satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of the date of this annual report, we employed 4 employees in Shanghai, China, and 4 employees in Qingdao Province, China. As of December 31, 2022, 2023, and 2024, we had 21, 14, and 9 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024: The following table sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
General Manager’s Office	1	11.1%
Finance Department	3	33.4%
Risk control center	1	11.1%
Business Department	1	11.1%
Operating department	1	11.1%
Technical department	1	11.1%
Integrated department	1	11.1%
Total	9	100%

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

Name and Address of Beneficial Owner	Class A Ordinary Shares	Percentage of outstanding Class A Ordinary Shares
Directors and Executive Officers (1)
Qiaoling Lu	1,650,000	58.93%
Jianhua Chen	-	-
Yiheng Guo	96,000	3.43%
Yingxin Bi	-	-
Angel Colon	-	-
Shengsong Wang	-	-
All directors and executive officers as a group	1,746,000	62.36%
5% or Greater Shareholders(2)
Unit Giant Limited(3)	1,650,000	58.93%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 501, Platinum Tower, 233 Taicang Rd, HuangPu, Shanghai, PRC.

(2)	Unless otherwise indicated, the business address of the following shareholders is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

(3)	The number of Class A Ordinary Shares beneficially owned represents 1,650,000 Class A Ordinary Shares held by Unit Giant Limited, a British Virgin Islands company, which is 100% owned by Ms. Qiaoling Lu.

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Amount due from related parties

As of the date of this annual report and as of December 31, 2024, 2023, and 2022, we had no amounts due from related parties.

Amount due to related parties

As of the date of this annual report, and as of December 31, 2024, 2023, and 2022, the balance due to a related party was in the amount of $1,076,516, $344,235 and $4,709, respectively, as loan advances from the Company’s controlling shareholder, Ms. Qiaoling Lu, to be used as working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand. Ms. Qiaoling Lu will not seek repayment of her related party balance until at least 12 months from the issuance of the consolidated financial statements for the year ended December 31, 2024.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Except as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We previously did not declare or pay any cash dividends and have no intention to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We received net proceeds of approximately $ 16.91 million, after deducting underwriting discounts and estimated offering expenses payable by us. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $3.09 million, which included approximately $1.45 million in underwriting discounts for the initial public offering and approximately $1.64 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $6.6 million from the proceed of our initial public offering for general operations. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the balance of the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

Our board of directors has determined that Mr. Angel Colon qualify as audit committee financial experts and have the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under Nasdaq Rule 5605(c)(2)(A).

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP our independent registered public accounting firm for fiscal years 2023 and 2024, respectively.

Enrome LLP

	For the Year Ended December 31,
	2023	2024
Audit fees(1)	220,000	220,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	220,000	220,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Enrome LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. Our insider trading policy is included in our CODE OF BUSINESS CONDUCT AND ETHICS, a copy of which is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sentage Holdings are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association(incorporated herein by reference to Exhibit 1.1 from our registration statement on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.3	English Translation of Form of Exclusive Business Cooperation Agreement between WFOE and each of Our VIEs and a Schedule of All Exclusive Business Cooperation Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.4	English Translation of Form of Power English Translation of Form of Power of Attorney Granted by Shareholders of each of our VIEs and a Schedule of All Powers of Attorney Adopting the Same Form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.5	English Translation of Form of Equity Pledge Agreement among WFOE, each of our VIEs, and Shareholders of Each of Our VIEs and a Schedule of All Equity Pledge Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.6	English translation of Form of Exclusive Purchase Option Agreement among WFOE, each of Our VIEs, and Shareholders of each of Our VIEs and a Schedule of All Exclusive Purchase Option Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.7	English Translation of Form of Spousal Consent Granted by the Spouse of each Individual Shareholder of our VIEs and a Schedule of All Spousal Consents Adopting the Same Form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.8	English Translation of Form of Loan Agreement Between WFOE and Shareholders of each of our VIEs and a Schedule of All Loan Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333 254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.9	English Translation of Strategic Cooperation Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Nanchang Jintou Puhui Information Service Co., Ltd., Dated August 28, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.10	English Translation of Cooperation Agreement For Reserve Funds Between Party A: Netsunion Clearing Corporation And Qingdao Buytop Payment Service Co., Ltd., Dated July 15, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.11	English Translation of Framework Consulting Service Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Tianjin Financial Asset Exchange Co., Ltd. Dated June 12, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.12	English Translation of Exclusive Purchase Option Agreement Among WFOE, Daxin Zhuohui, And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.12 to the Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.13	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.14	English Translation of Loan Agreements Between WFOE And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.15	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Qingdao Buytop (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.16	English Translation of Power of Attorneys Granted By Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.17	English Translation of Equity Pledge Agreements Among WFOE, Qingdao Buytop, And Each Shareholder of Qingdao Buytop (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.18	English Translation of Exclusive Purchase Option Agreement Among WFOE, Qingdao Buytop, And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.19	English Translation of Loan Agreements Between WFOE And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.20	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Zhenyi (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.21	English Translation of Power of Attorneys Granted By Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.22	English Translation of Equity Pledge Agreements Among WFOE, Daxin Wealth, And Each Shareholder of Zhenyi (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.23	English Translation of Exclusive Purchase Option Agreement Among WFOE, Zhenyi, And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.24	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.25	English Translation of Loan Agreements Between WFOE And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.26*	English Translation of Equity Investment Agreement, dated December 15, 2023, by and between Sentage Hongkong Limited and Kangguozhen International Holding Limited
8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)
15.2*	Consent Letter of Enrome LLP, Independent Registered Public Accounting Firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(incorporated herein by reference to Exhibit 97.1 from our registration statement on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) consolidated statements of comprehensive operations and other comprehensive income (loss), (iii) Consolidated Statements of Changes in Shareholders’ Equit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director
(Principal Executive Officer)

Date: May 13, 2025

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sentage Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sentage Holdings Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive operations and other comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the financial statements, during the financial year ended December 31, 2024, the Company had a net cash outflow from operating activities amounting to $1,748,375. The Company incurred a net loss of $2,004,831, and as of December 31, 2024, its accumulated shareholders’ deficit was $45,368,679, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

May 13, 2025

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2023	2024
		USD	USD
ASSETS
Current assets
Cash and cash equivalents	3	$2,262,881	$1,258,001
Restricted cash		26,127	19,961
Accounts receivable, net	4	284,628	51,890
Prepaid expenses and other current assets	5	9,118,909	1,012,151

Total current assets		11,692,545	2,342,003

Non-current assets
Right-of-use assets, net	9	72,939	148,589
Property and equipment, net	6	64,472	50,883
Intangible assets, net	7	66,859	51,957
Long-term investment	8	1,000,000	9,075,000
Deferred tax assets	10	12,324	11,987

Total non-current assets		1,216,594	9,338,416

Total assets		$12,909,139	$11,680,419

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2023	2024
		USD	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$5,985	$5,821
Lease liabilities	9	72,230	83,757
Accrued expenses and other current liabilities	11	256,795	224,981

Total current liabilities		335,010	314,559

Non-current liabilities
Lease liabilities	9	-	62,842
Due to a related party	12	344,235	1,076,516

Total non-current liabilities		344,235	1,139,358

Total liabilities		679,245	1,453,917

Shareholders’ equity
Class A Ordinary shares, $0.005 par value, 180,000,000 shares authorized, 2,805,325 and 2,805,325 shared issued and outstanding as of December 31, 2023 and 2024*	14	14,027	14,027
Class B Ordinary shares, $0.005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and December 31, 2024*	14	-	-
Additional paid in capital		55,327,858	55,327,858
Statutory reserves		166,038	166,038
Accumulated deficit		(43,363,848)	(45,368,679)
Accumulated other comprehensive income		85,819	87,258

Total shareholders’ equity		12,229,894	10,226,502

Total liabilities and shareholders’ equity		$12,909,139	$11,680,419

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS AND OTHER COMPREHENSIVE LOSS

		For the years ended December 31,
	Note	2022	2023	2024
OPERATING REVENUE
Prepaid payment network service fee		161,372	146,554	107,507
Total operating revenue		161,372	146,554	107,507

COST OF REVENUE
Cost of revenue		$17,833	$12,597	$8,074
Total cost of revenue		17,833	12,597	8,074

GROSS PROFIT		143,539	133,957	99,433

OPERATING EXPENSE
Selling, general and administrative expenses		2,714,546	1,897,512	1,835,936
Total operating expenses		2,714,546	1,897,512	1,835,936

LOSS FROM OPERATIONS		(2,571,007)	(1,763,555)	(1,736,503)

OTHER INCOME (EXPENSES)		9,100	(139,722)	(268,328)

LOSS BEFORE INCOME TAX PROVISION		(2,561,907)	(1,903,277)	(2,004,831)

INCOME TAX EXPENSE	10	-	-	-

NET LOSS		(2,561,907)	(1,903,277)	(2,004,831)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		(86,083)	(41,793)	1,439
COMPREHENSIVE LOSS		$(2,647,990)	$(1,945,070)	$(2,003,392)

Loss per common share- basic and diluted		$(1.08)	$(0.80)	$(0.84)

Weighted average shares- basic and diluted		2,376,764	2,376,764	2,376,764

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022.

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Additional paid-in capital	Statutory Reserves	Accumulated deficit	Accumulated other comprehensive income(loss)	Total shareholders’ equity (deficit)
	Note	Shares*	USD	USD		USD	USD	USD
Balances as of January 1, 2022		2,800,000	$14,000	$55,327,885	$166,038	$(38,898,664)	$213,695	$16,822,954
Net loss for the year		-	-	-	-	(2,561,907)	-	(2,561,907)
Issuance of common stock for compensation		5,325	27	(27)	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(86,083)	(86,083)
Balances as of December 31, 2022		2,805,325	$14,027	$55,327,858	$166,038	$(41,460,571)	$127,612	$14,174,964
Net loss for the year		-	-	-	-	(1,903,277)	-	(1,903,277)
Foreign currency translation adjustment		-	-	-	-	-	(41,793)	(41,793)
Balances as of December 31, 2023		2,805,325	$14,027	$55,327,858	$166,038	$(43,363,848)	$85,819	$12,229,894
Net loss for the year		-	-	-	-	(2,004,831)	-	(2,004,831)
Foreign currency translation adjustment		-	-	-	-	-	1,439	1,439
Balances as of December 31, 2024		2,805,325	$14,027	$55,327,858	$166,038	$(45,368,679)	$87,258	$10,226,502

*	Retrospectively restated for one-for-five reverse split with effective date of August 10, 2022

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2022	2023	2024

Cash flows from operating activities
Net loss		$(2,561,907)	$(1,903,277)	$(2,004,831)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization		57,428	105,642	111,006
Allowance for credit losses		4,548	134,808	361,771
Changes in operating assets and liabilities:
Accounts receivable		(34,350)	14,074	(3,358)
Prepaid expenses and other current assets		(4,064,584)	(39,263)	(93,917)
Interest accrued for lease liabilities		1,342	5,508	2,379
Payment of lease liabilities		(16,851)	(89,568)	(89,447)
Accrued expenses and other current liabilities		(65,086)	(54,868)	(31,978)
Net cash used in operating activities		(6,679,460)	(1,826,944)	(1,748,375)

Cash flows from investing activities
Acquisition of property and equipment		-	(23,433)	-
Acquisition of Intangible assets		(34,346)	-	-
Net cash used in investing activities		(34,346)	(23,433)	-

Cash flows from financing activity
Proceeds from (Repayment to) related party loans		(156,311)	339,526	732,281
Net cash (used in) provided by financing activity		(156,311)	339,526	732,281

Reconciliation of cash and restricted cash, beginning of year
Cash		10,753,118	3,805,135	2,262,881
Restricted cash		30,269	23,089	26,127
Cash and restricted cash, beginning of year		$10,783,387	$3,828,224	$2,289,008

Reconciliation of cash and restricted cash, end of year
Cash		3,805,135	2,262,881	1,258,001
Restricted cash		23,089	26,127	19,961
Cash and restricted cash, end of year		$3,828,224	$2,289,008	$1,277,962

Effect of exchange rate changes on cash and restricted cash		(85,046)	(28,365)	5,048
Net decrease in cash and restricted cash		(6,955,163)	(1,539,216)	(1,011,046)
Cash and restricted cash, beginning of year		10,783,387	3,828,224	2,289,008
Cash and restricted cash, end of year		$3,828,224	$2,289,008	$1,277,962

Supplemental disclosures of non-cash information:
Right-of-use assets obtained in exchange for lease liabilities		177,022	-	161,575

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

(a)	Principal activities

Sentage Holdings Inc. (“Sentage Holdings” or the “Company”) was incorporated on September 16, 2019 under the law of Cayman Islands as an exempted company with limited liability. As of December 31, 2024, the Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) was primarily engaged in providing customers with comprehensive prepaid payment network services. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”).

Sentage Holdings owns 100% of the equity interests of Sentage Hongkong Limited (“Sentage HK”), a limited liability company formed under the laws of Hong Kong on September 25, 2019.

On December 17, 2019, Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Sentage HK.

Sentage Holdings, Sentage HK, and Sentage WFOE are currently not engaging in any active business operations and merely acting as holding companies.

As of December 31, 2024, the consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Sentage Holdings Inc. (“Sentage Holdings”)	September 16, 2019	Cayman Islands	Parent, 100%	Investment holding
Sentage Hongkong Limited (“Sentage HK”)	September 25, 2019	Hong Kong	100%	Investment holding
Shanghai Santeng Technology Co., Ltd. (“Sentage WFOE”)	December 17, 2019	Shanghai, PRC	100%	WFOE
Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”)	August 13, 2014	Shanghai, PRC	VIE	Investment holding
Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”)	January 9, 2015	Shanghai, PRC	VIE	Investment holding
Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”)	August 4, 2009	Qingdao,Shandong,PRC	VIE	Prepaid payment network services
Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”)	August 29, 2017	Shanghai, PRC	VIE	Investment holding

(b)	History of the Group and reorganization

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

The Company, together with its wholly-owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

Contractual arrangements with VIEs

(a)	Exclusive Business Cooperation Agreement

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

(b)	Equity Pledge Agreement

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

(c)	Exclusive Purchase Option Agreement

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

(d)	Shareholders’ Powers of Attorney

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

(e)	Loan Contracts

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

(f)	Spousal Consents

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

The Company, Sentage HK and Sentage WFOE are essentially holding companies and do not have active operations as of December 31, 2023 and 2024. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs. The Company has not provided any financial support to the VIEs for the years ended December 31, 2023 and 2024.

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2023	2024
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	63,002	8,488
Restricted cash	26,127	19,961
Accounts receivable, net	284,628	51,890
Prepaid expenses and other current assets	1,007,922	984,998

Total current assets	1,381,679	1,065,337

Non-current assets
Property and equipment, net	64,472	50,882
Intangible assets, net	66,859	51,957
Deferred tax assets	12,324	11,987

Total non-current assets	143,655	114,826

Total assets	1,525,334	1,180,163

Current liabilities
Accounts payable	5,985	5,821
Accrued expenses and other current liabilities	1,848,687	1,773,390

Total current liabilities	1,854,672	1,779,211

Non-current liability
Due to a related party	764,094	1,368,555

Total non-current liability	764,094	1,368,555
Total liabilities	2,618,766	3,147,766

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2022	2023	2024
	USD	USD	USD
Total revenues	161,372	146,554	107,507
Net Loss	(960,506)	(797,223)	(917,055)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2022	2023	2024
	USD	USD	USD
Net cash used in operating activities	(371,005)	(254,262)	(711,635)
Net cash used in investing activities	(34,346)	(23,433)	-
Net cash (used in) provided by financing activities	(156,311)	299,385	604,461

For the years ended December 31, 2022, 2023 and 2024, net cash (used in)/ provided by financing activities in the VIEs consist of: i) net repayments to the related party, amounting to $156,311, $nil and $nil, respectively, and ii) net borrowing loan from related party of $nil, $299,385 and $604,461, respectively.

Under the VIE Arrangements, the Company has the power to direct activities of VIE and can have assets transferred out of VIE. Therefore, the Company considers that there is no asset in VIE that can be used only to settle obligations of VIE, except for registered capital and PRC statutory reserves, if any. As VIE is incorporated as limited liability company under the Company Law of the PRC, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of VIE. Accordingly, the accounts of VIE and its subsidiaries are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

(d)	Going concern and management plans

The accompanying Consolidated Financial Statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements.

During the financial year ended December 31, 2024, the Company had a net cash outflow from operating activities amounting to $1,748,375. The Company incurred a net loss of $2,004,831, and as of December 31, 2024, its accumulated shareholders’ deficit was $45,368,679.

The Group’s principal sources of liquidity have been cash generated from its operations. The Group’s ability to continue as a going concern dependents upon.

a)	obtain continued financial support from its related party or its ability to obtain external financing.

b)	further implement management’s business plan to extend its operations and generate sufficient revenue to meet its obligations.

While the Group believes in the viability of its strategy to increase sales volume and in its ability to raise additional funds, there can be neither any assurances to that effect, nor any assurance that the Group will be successful in securing sufficient funds to sustain the operations.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the allowance for expected credit loss of accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liabilities, right-of-use assets and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2023 and 2024 were translated at RMB 7.0999 and RMB 7.2993 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2023 and 2024 were RMB 7.0809 and RMB 7.1957 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(f)	Cash and cash equivalents

Cash and cash equivalents includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(g)	Restricted cash

In connection with the Company’s newly launched prepaid payment network service business, the Company is required to make an initial one-year security deposit with designated PRC banks in order to be eligible to issue prepaid gift and debit cards to customers. Security deposit is based on 1% of the estimated proceeds to be collected from the prepaid card issuance and is subject to adjustment as be determined by the PRC banks based on actual sales volume of the prepaid cards. As of December 31, 2023 and 2024, the Company has not issued any prepaid cards to customers. The Company records such security deposit as restricted cash.

(h)	Accounts receivable, net

Accounts receivable net are service fees generated through providing prepaid payment network services to customers.

The Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit losses resulting from a client’s inability or unwillingness to pay valid obligations to the Company.

The Company adopted FASB ASC Topic 326 — “Financial Instruments — Credit losses” (“ASC Topic 326”) to estimate the allowance for expected credit losses, which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s combined financial statements was immaterial.

The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Office equipment and furniture	3-5 years
Transportation vehicles	3-5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

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

Purchased intangible assets are initially measured at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the period in which the expenditure is incurred.

The Company’s intangible assets with definite useful lives primarily are purchased software. The Company typically amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

(k)	Impairment of long-lived assets

Long-lived assets with finite lives, property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2023 and 2024.

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, deferred revenue and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2024 based upon the short-term nature of the assets and liabilities. The balance of due to related parties also approximate the fair value because it was paid by cash from related parties to the Group as working capital.

The functional currency for Sentage and Sentage HK is the United States dollar (“US$”). However, Sentage, and Sentage HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Company operates its business through its VIEs in the PRC as of December 31, 2024. The functional currency of the Company’s VIEs is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2023	2024
Year-end spot rate	US$1=RMB 7.0999	US$1=RMB 7.2993
Average rate	US$1=RMB 7.0809	US$1=RMB 7.1957

(m)	Revenue recognition

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

(1)	Revenue from prepaid payment network services

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

Technology consulting and support services are short-term in nature, with a service period ranging from three to eight months. These services are distinct deliverables, as they involve customized advice, problem - solving, and support tailored specifically to the client's needs, rather than being bundled with other services. The Company acts as the principal in providing these services, taking on the primary obligation to deliver the consulting and support and bearing the associated risks and rewards. Related service fees are recognized as revenue over time, based on the progress of service delivery, which aligns with the nature of the services being provided continuously during the service period.

For merchant customers who require prepaid card payment services, which include activities such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, these services are often bundled together as part of a comprehensive prepaid card service offering. The Company is considered the agent in this scenario, as it facilitates the prepaid card transactions on behalf of the merchant customers. The Company charges a service fee equal to 0.3% to 0.5% of each transaction amount. Revenue from these services is recognized at a point in time, specifically when the prepaid cards issued by merchant customers are used by their end - user cardholders. This is because the Company's performance obligation is satisfied when the end - user uses the card, and the amount of revenue can be reliably measured at that specific moment.

For the years ended December 31, 2024, 2023 and 2022, the Company earned $107,507, $146,554 and $161,372 revenue from providing technology consulting and support service revenue to customers, respectively.

(n)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has only one reported operating segments as defined by ASC 280.

(o)	Income taxes

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024, 2023 and 2022. The Company does not believe that there was any uncertain tax provision on December 31, 2024, 2023 and 2022. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, all of the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

(p)	Value added tax (“VAT”)

The Company is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(q)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2023, there were no dilutive shares.

(r)	Statutory reserve

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

(s)	Comprehensive loss

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the Consolidated Statements of Comprehensive Operations and Other Comprehensive Income (Loss).

(t)	Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

(u)	Related parties and transactions

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

(v)	Right-of-use assets, net

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

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2024 and 2023.

(w)	Accrued expenses and other current liabilities

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

(x)	Long-term investment

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

An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The impairment losses of long-term investment were $nil as of December 31, 2023 and 2024.

(y)	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of Advance to suppliers, Other receivable, net and VAT tax recoverable.

(i)	Advance to suppliers represents balance paid to suppliers for certain services that have not been completed. These advances are interest-free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)	As of December 31, 2023, other receivables mainly consisted of employee advances for business development, security deposits paid to third - party payment platforms, and a deposit made by the company for the lease of office space. As of December 31, 2024, other receivables primarily included employee advances for business development, loan receivables, and the office space lease deposit. On January 1, 2024, the company entered into a loan contract with Fu'an Information Technology Co., Ltd for the operation. Under the contract, the company agreed to lend a total of $933,706. The loan period is from January 1, 2024, to December 31, 2024. As of December 31, 2023 and 2024, there were allowances for credit losses of $nil and $125,675 respectively.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

(z)	Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal years beginning after December 15, 2024. The Group is in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

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

3.	Cash and cash equivalents

Cash and cash equivalents, consist of the following:

	As of December 31,
	2023	2024
	USD	USD
Cash at bank	$2,262,851	$1,257,976
Cash on hand	30	25
Total	$2,262,881	$1,258,001

The carrying amounts of the Group’s bank and cash balances are denominated in the following currencies:

	As of December 31,
	2023	2024
	USD	USD
RMB	$63,241	$8,726
USD	2,199,640	1,249,275
Total	$2,262,881	$1,258,001

Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.

4.	Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31,
	2023	2024
	USD	USD
Accounts receivable associated with prepaid payment network services	$478,880	$482,238
Less: Allowance for credit losses	(194,252)	(430,348)
Accounts receivable, net	$284,628	$51,890

The Company’s accounts receivable are service fees generated through providing prepaid payment network services to customers. As of December 31, 2023 and 2024, the Company had accounts receivable net of $284,628 and $51,890, respectively. The allowance for credit losses of accounts were $194,252 and $430,348 as of December 31, 2023 and 2024.

Allowance for credit losses of accounts movement:

	As of December 31,
	2023	2024
Beginning balance	$59,444	$194,252
Additions	134,808	236,096
Ending balance	$194,252	$430,348

5.	Prepaid expenses and other current assets

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2023	2024
	USD	USD
Prepaid expenses and other current assets
Advance to suppliers (i)	$26,630	$16,448
Other receivable (ii)	9,085,238	1,114,529
Value-added Tax (“VAT”) recoverable (iii)	7,041	6,849
Less: Allowance for credit losses	-	(125,675)
Total	$9,118,909	$1,012,151

(i)	Advance to suppliers represents balance paid to suppliers for certain services that have not been completed. These advances are interest-free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully realizable.

(ii)	As of December 31, 2023, other receivables mainly consisted of employee advances for business development, security deposits paid to third - party payment platforms, and a deposit made by the company for the lease of office space. As of December 31, 2024, other receivables primarily included employee advances for business development, loan receivables, and the office space lease deposit. On January 1, 2024, the company entered into a loan contract with Fu'an Information Technology Co., Ltd for the operation. Under the contract, the company agreed to lend a total of $933,706. The loan period is from January 1, 2024, to December 31, 2024. As of December 31, 2023 and 2024, there were allowances for credit losses of $nil and $125,675 respectively.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Company before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

6.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2023	2024
	USD	USD
Cost:
Office equipment and furniture	$377,032	$366,733
Transportation vehicles	55,735	54,212
Total cost	$432,767	$420,945
Less: Accumulated depreciation	(368,295)	(370,062)
Property and equipment, net	$64,472	$50,883

Depreciation expense was $11,999 and $11,984 for the years ended December 31, 2024 and December 31, 2023, respectively.

7.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2023	2024
	USD	USD
Software	$444,574	$432,429
Total cost	$444,574	$432,429
Less: Accumulated amortization	(377,715)	(380,472)
Intangible assets, net	$66,859	$51,957

Amortization expense was $ 13,220 and $9,550 for the years ended December 31, 2024 and December 31, 2023, respectively.

8.	Long-term investment

On December 15, 2023, the Company entered into a strategic investment agreement with Kangguozhen International Holdings Limited (”Kangguozhen“). The Company made an equity investment of $10 million in Kangguozhen, acquiring an 11.11% equity stake. As of December 31, 2024, the Company has paid $9,075,000 to Kangguozhen. The investment was accounted for under the cost method as the Group had no significant influence over the investee.

The impairment losses of long-term investment were $nil as of December 31, 2023 and 2024.

9.	Operating leases

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights. The discount rare is 3.60%.

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

	As of December 31,
	2023	2024
	USD	USD
Right-of-use asset, net	$72,939	$148,589

Lease liabilities, current	72,230	83,757
Lease liabilities, non-current	-	62,842
Total operating lease liabilities	$72,230	$146,599

The components of lease expenses were as follows:

	For the years ended December 31,
	2023	2024
Lease cost
Amortization of right-of-use assets	$84,108	$85,787
Interest of operating lease liabilities	5,508	2,379
Total	$89,616	$88,166

For the year ended December 31, 2023 and 2024, the short-term lease cost amounted to $21,127 and $20,550, respectively.

The following table reconciles the undiscounted cash flows of the Group leases as of December 31, 2024 to the present value of its operating lease payments:

For the year ending December 31	USD
2025	87,578
2026	63,693
Total undiscounted operating lease payments	151,271
Less: imputed interest	(4,672)
Present value of operating lease liabilities	146,599

10.	Income tax

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

(b)	Hong Kong Profits Tax

Sentage HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Sentage HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC Operating Entities after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2024, 2023 and 2022, as the Company plans to permanently reinvest the earnings generated before December 31, 2024 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes provision

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2022	2023	2024
	USD	USD	USD
China Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Nondeductible expenses-permanent difference	0.1%	0.1%	0.1%
Change in valuation allowance	24.9%	24.9%	24.9%
Effective tax rate	-%	-%	-

Deferred taxes

The Company’s deferred tax assets are comprised of the following:

	As of December 31,
	2023	2024
	USD	USD
Deferred tax assets
Deferred tax assets derived from net operating loss (“NOL”) carry forwards and deferred revenue	$12,324	$11,987
Total gross deferred tax assets	$12,324	$11,987

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

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and deferred revenue that can be carried forward to offset future taxable income. As the Company ended its offline loan recommendation business in the end of 2017, management concluded that the chance for the Company’s VIEs, Daxin Wealth and Daxin Zhuohui, to utilize their net operating loss carry forwards were remote. Accordingly, a valuation allowance of approximately $1.2 million has been provided against part of the deferred tax assets associated with the NOL carryforwards that occurred prior to December 31, 2016 due to expiration of some of loss carryforwards. As of December 31, 2023 and 2024, the Company had deferred tax assets balance of $12,324 and $11,987, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2024, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024. As of December 31, 2024, all the tax returns of the Company’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

11.	Accrued expenses and other current liabilities

Accrued expenses and other payables consist of the following:

	As of December 31,
	2023	2024
	USD	USD
Accrued expenses and other current liabilities
Deposits received from customers	$23,410	$17,830
Accrued expenses	11,227	5,000
VAT and other taxes payable	192,428	188,570
Payroll payable	29,730	13,581
Total	$256,795	$224,981

12.	Related party transactions

Due to related party

Due to a related party consists of the following:

		As of December 31,
Name	Related party relationship	2023	2024
		USD	USD
Qiaoling Lu	CEO and controlling shareholder of the Company	$344,235	$1,076,516
Total due to a related party		$344,235	$1,076,516

As of December 31, 2023 and 2024, the balance due to a related party in the amount of $ 344,235 and $ 1,076,516, respectively, was loan advance from the Company’s controlling shareholder and was used as working capital during the Company’s normal course of business.

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

As of December 31, 2023 and 2024, $2,262,851 and $1,257,976 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2023 and 2024, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the year ended December 31, 2024, one customer accounted for more than 100.0% of the Company’s total revenue.

For the year ended December 31, 2023, one customer accounted for more than 63.6% of the Company’s total revenue.

As of December 31, 2024, one customer accounted for 61.5% of the total accounts receivable balance. As of December 31, 2023, one customer accounted for 57.4% of the total accounts receivable balance.

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

Restricted net assets and liabilities

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

In addition, relevant PRC laws and regulations restrict the transfer of a portion of the net liabilities of the Company’s PRC subsidiary and VIEs. In the event of operating losses, these entities may generate net liabilities. However, due to legal and regulatory constraints, they are prohibited from shifting these net liabilities. Any attempt to transfer restricted net liabilities by a wholly foreign - owned company out of China is subject to scrutiny by the banks designated by the State Administration of Foreign Exchange.

In light of the foregoing restrictions, Sentage WFOE and the VIEs are restricted in their ability to transfer their net assets and liabilities to the Company. Foreign exchange and other regulations in the PRC may further restrict Sentage WFOE and VIEs from transferring funds to the Company in the form of dividends, loans and advances. At the same time, they may also further restrict the transfer of net liabilities to the company, to avoid harming the interests of creditors in the PRC. As of December 31, 2023, restricted net assets of Sentage WFOE and VIEs amounted to $409,435. And restricted net liabilities of Sentage WFOE and VIEs amounted to $359,744 as of December 31, 2024.

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

(b)	Lease commitments

Sentage WFOE entered into operating lease agreements with landlords to lease office space in Shanghai.

The following table sets forth our contractual obligations as of December 31, 2024:

	Year ended December 31,
	Total	2025	2026
	USD	USD	USD
Operating lease commitments for property management expenses under lease agreements	19,538	10,657	8,881

16.	Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.