Form 20-F
period 2025-12-31
Sentage Holdings Inc.
filed 2026-04-30
CIK 1810467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 2,805,325 issued and outstanding Class A Ordinary Shares and 0 issued and outstanding Class B Ordinary Shares, par value US$0.005 per share.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Investors of our Class A Ordinary Shares do not own any equity interests in the VIEs (defined below), but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” the “Company,” “Sentage Holdings,” or “our company” refers to Sentage Holdings Inc., a Cayman Islands holding company.

“Sentage Operating Companies” or the “VIEs” refer, collectively, to Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”), and their subsidiaries, all of which are limited liability companies organized under the laws of the People’s Republic of China (the “PRC”). We do not have any equity interests in the Sentage Operating Companies, but consolidate their financial results in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via a series of contractual agreements, or the “VIE Agreements,” among Sentage WFOE (defined below), the Sentage Operating Companies, and their respective shareholders. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks. As advised by our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), the VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather, we use the VIE structure because the Chinese laws and regulations affecting the Sentage Operating Companies’ businesses are vague and unclear. The Sentage Operating Companies engage in the prepaid payment network services in China. According to “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”) and the “Regulations on the Supervision and Administration of Non-Bank Payment Institutions,” those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the People’s Bank of China (“PBOC”) has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises from engaging in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment in such businesses. For details of the VIE Agreements, see “The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure.”

In this annual report on Form 20-F, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“Articles” or “articles” are to the Companies’ amended and restated articles of association;

●	“China” or the “PRC” are to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;

●	“Class A Ordinary Shares” or “Class A ordinary shares” are to Class A ordinary shares of the Company, par value $0.005 per share;

●	“Class B Ordinary Shares” or “Class B ordinary shares” are to Class B ordinary shares of the Company, par value $0.005 per share;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“PRC Operating Entities” are to Sentage WFOE (defined below) and the Sentage Operating Companies, collectively;

●	“Sentage HK” are to Sentage Hong Kong Limited, a Hong Kong corporation, which is a wholly-owned subsidiary of Sentage Holdings (defined below);

●	“Sentage Holdings”, “we,” “us,” the “Company” or “our company” are to Sentage Holdings Inc., an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Sentage Operating Companies Shareholders” or “VIEs Shareholders” are to the shareholders of Sentage Operating Companies, or the VIEs, collectively;

●	“Sentage Operating Companies” or the “VIEs”, are to Daxin Wealth Investment Management (Shanghai) Co., Ltd., Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd., Qingdao Buytop Payment Services Co., Ltd., and Zhenyi Information Technology (Shanghai) Co. Ltd, each a limited liability company organized under the laws of the PRC, collectively;

●	“Sentage WFOE” or “WFOE” are to Shanghai Santeng Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Sentage HK;

●	“shares,” “Shares,” or “Ordinary Shares” are, collectively, to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“US$,” “U.S. dollars,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity; and

●	“VIE Agreements” are to a series of contractual agreements among Sentage WFOE, Sentage Operating Companies, and Sentage Operating Companies Shareholders, collectively.

Our business is conducted by the Sentage Operating Companies, or the VIEs, in the PRC, using RMB, the currency of mainland China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars, which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected on August 10, 2022.

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements that establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business, are held by the VIEs and their subsidiaries. Substantially all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our Class A Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the Class A Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having substantially all of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIEs, and their subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIEs, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy, as well as the risk of delisting if the PCAOB is unable to conduct inspection of our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this report, none of the Company, our subsidiaries, nor the VIEs and their subsidiaries have been involved in any investigation or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that a network platform operator that possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Exports (《数据出境安全评估办法》), which took effect on September 1, 2022 (the “Data Exports Measures”). The Data Exports Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data processor. According to the Data Exports Measures, if a data processor transfers data abroad under any of the following circumstances, it shall file with the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data processor that transfers important data abroad; (ii) a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals transfers personal information to abroad; (iii) since January 1 of the previous year, a data processor that has cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for the data exports is required by the State Cyberspace Administration. As of the date of this annual report, according to our PRC counsel, Dacheng, our operations in the PRC and our continued listing are not subject to the review or prior approval of the Cyberspace Administration of China (“CAC”) or the China Securities Regulatory Commission (“CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required, or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer our Class A Ordinary Shares to investors, and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and their subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (“SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and their subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China —Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the operating entities’ business and operations.”

As a holding company, we conduct our operations in China through the VIEs in China. In addition, some of our senior executive officers and directors, namely Ms. Qiaoling Lu, Mr. Jianhua Chen, Mr. Yiheng Guo, Ms. Yingxin Bi, and Mr. Shengsong Wang, reside in the PRC for a significant portion of the time and are PRC nationals. As a result, it may be difficult to effect service of process upon those persons. It may be difficult to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws.”

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

Recent Regulatory Developments on Overseas-listing

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. D. Risk Factors—Risks Related to Doing Business in China—The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.”

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises, and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies.

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

As of the date of this annual report, we and the PRC Operating Entities have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and their implementation, if we are required to submit to the CSRC and complete the filing procedure for our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings, and fines against us, and could materially hinder our ability to offer or continue to offer our securities.

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

On December 28, 2021, thirteen governmental departments of the PRC, including the Cyberspace Administration of China (“CAC”), issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that any network platform operator that possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As advised by our PRC counsel, the operations of the PRC Operating Entities (our PRC subsidiary and the VIEs) and our continued listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC Operating Entities (i) possess personal data of fewer than one million individual clients; (ii) do not collect data that affects or may affect national security in their business operations, as of the date of this annual report; and (iii) do not anticipate that they will be collecting over one million users’ personal information or data that affect or may affect national security in the near future. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions and the costs of compliance with, and other burdens imposed by such laws and regulations may limit the use and adoption of our products, which may have material adverse effects on our business, operations, and financial condition.

In addition, on February 17, 2023, the CSRC promulgated the Trial Measures and released five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall file with the CSRC pursuant to the requirements of the Trial Measures within three working days following submission of relevant application for listing or completion of any subsequent offerings. If a domestic company fails to complete required filing procedures or conceals any material facts or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The CSRC also held a press conference for the release of the Trial Measures and issued the CSRC Notice, which, among other things, clarified that PRC domestic companies that were listed overseas before the effective date of the Trial Measures shall be deemed to be “Existing Issuers”, who shall not be required to complete the filing procedure with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, we are an Existing Issuer, and will be required to file with the CSRC within three working days following the completion of any subsequent overseas offerings.

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

For the fiscal years ended December 31, 2025, 2024, and 2023, and as of the date of this annual report, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIEs or to investors. Cash is transferred among our Company, our subsidiaries, and the VIEs, in the following manner: (i) funds are transferred to WFOE from our Company as needed through Sentage HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by a VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through Sentage HK; and (iv) WFOE and the VIEs lend to and borrow from each other from time to time for business operation purposes. As of the date of this annual report, cash transfers and transfers of other assets among the Company, its subsidiaries, and the VIEs, were as follows:

●	For the fiscal year ended December 31, 2023, Sentage HK transferred cash in the amount of $0.5 million to WFOE, and WFOE transferred cash in the amount of $0.5 million to the VIEs.

●	For the fiscal year ended December 31, 2024, Sentage HK transferred cash in the amount of $nil million to WFOE, and WFOE transferred cash in the amount of $nil million to the VIEs.

●	For the fiscal year ended December 31, 2025, Sentage HK transferred cash in the amount of $nil million to WFOE, and WFOE transferred cash in the amount of $nil million to the VIEs.

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

If we determine to pay dividends in the future, as a holding company, we will rely on payments made from the VIEs to WFOE pursuant to the VIE Agreements, and the distribution of such payments to Sentage HK as dividends from WFOE. Certain payments from the VIEs to WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any VIE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit WFOE to pay dividends to Sentage HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Organizational Structure

Our businesses are conducted by the Sentage Operating Companies, or the VIEs.

The following diagram illustrates our corporate structure, including our subsidiaries and the VIEs, as of the date of this annual report.

Ms. Qiaoling Lu (the chairperson of the board of directors, the chief executive officer, and a major shareholder of the Company), Mr. Yiheng Guo (a director and a shareholder of the Company), Mr. Hua Wang (a beneficial shareholder of the Company), and Mr. Jianxiu Li (a beneficial shareholder of the Company), are the controlling shareholders of the following Sentage Operating Companies: (1) Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), (2) Daxin Zhuohui Financial Information Services (Shanghai) Co., Ltd. (“Daxin Zhuohui”), (3) Qingdao Buytop Payment Services Co., Ltd. (“Qingdao Buytop”), and (4) Zhenyi Information Technology (Shanghai) Co., Ltd. (“Zhenyi”).

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

The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather, we use the VIE structure because the Chinese laws and regulations affecting the Sentage Operating Companies’ businesses are vague and unclear. The Sentage Operating Companies engage in prepaid payment network service. According to the “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the PBOC has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises from engaging in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment in such businesses.

Under U.S. GAAP, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes, because such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of WFOE and, ultimately, the Company. As such, we have consolidated the VIEs for accounting purposes. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIEs, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIEs and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIEs. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. See “ITEM 3.C Risk Factors – Risks Related to Our Corporate Structure.”

Each of the VIE Agreements is described in detail below.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements between the Sentage Operating Companies and Sentage WFOE, Sentage WFOE provides the Sentage Operating Companies with technical support, intellectual services, and other management services relating to their day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to the Sentage Operating Companies by Sentage WFOE under the Exclusive Business Cooperation Agreements, Sentage WFOE is entitled to collect a service fee equal to the remaining amount of the Sentage Operating Companies’ profit before tax after deducting relevant costs and reasonable expenses.

The term of each Exclusive Business Cooperation Agreement remains effective unless the agreement is explicitly terminated by Sentage WFOE through written form or other means specified therein. The Sentage Operating Companies do not have the right to terminate that agreement unilaterally.

Sentage WFOE has absolute authority relating to the management of the Sentage Operating Companies, including, but not limited to, decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions.

Equity Pledge Agreements

Under the Equity Pledge Agreements among Sentage WFOE and all the shareholders of the Sentage Operating Companies (the “Sentage Operating Companies Shareholders”), the Sentage Operating Companies Shareholders pledged all of their respective equity interests in the Sentage Operating Companies to Sentage WFOE to guarantee the performance of the Sentage Operating Companies’ obligations under the Exclusive Business Cooperation Agreement, Exclusive Purchase Option Agreement, and Loan Contracts (collectively, the “Transaction Agreements”). Under the terms of the Equity Pledge Agreements, in the event that the Sentage Operating Companies or the Sentage Operating Companies Shareholders breach their respective contractual obligations under the Transaction Agreements, Sentage WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Sentage Operating Companies Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Equity Pledge Agreement, Sentage WFOE is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The Sentage Operating Companies Shareholders further agreed not to dispose of the pledged equity interests or take any action that would prejudice Sentage WFOE’s interest.

The Equity Pledge Agreements are effective until the latest of the following dates: (1) the secured debt in the scope of pledge is paid in full; (2) Sentage WFOE exercises its pledge rights pursuant to the provisions and conditions of the Equity Pledge Agreements; and (3) the Sentage Operating Companies Shareholders transfer all the pledged equity interests to Sentage WFOE according to the Exclusive Purchase Option Agreements, or to another entity or individual designated by it.

The purpose of the Equity Pledge Agreements is to (1) guarantee the performance of the Sentage Operating Companies’ obligations under the Transaction Agreements, (2) make sure the Sentage Operating Companies Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Sentage WFOE’s interests without Sentage WFOE’s prior written consent, and (3) provide Sentage WFOE control over the Sentage Operating Companies. In the event the Sentage Operating Companies breach their contractual obligations under the Transaction Agreements, Sentage WFOE will be entitled to foreclose on the Sentage Operating Companies Shareholders’ equity interests in the Sentage Operating Companies and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in the Sentage Operating Companies and, under such circumstances, Sentage WFOE may terminate the Equity Pledge Agreement and the other VIE Agreements after acquisition of all equity interests in the Sentage Operating Companies or form a new VIE structure with the third parties designated by Sentage WFOE, or (2) dispose of the pledged equity interests and be paid in priority out of proceeds from the disposal, in which case, the existing VIE structure will be terminated.

Exclusive Purchase Option Agreements

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

The Exclusive Purchase Agreements remain effective until all the equity or assets of the Sentage Operating Companies are legally transferred under the name of Sentage WFOE and/or other entity or individual designated by it.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Sentage Operating Companies Shareholders authorized Sentage WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under the laws of China and the articles of association of the respective Sentage Operating Company, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the Sentage Operating Companies.

The term of each of the Powers of Attorney is the same as the term of the Exclusive Purchase Option Agreement. The Powers of Attorney are each irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Sentage Operating Companies Shareholders are shareholders of the Sentage Operating Companies.

Loan Contracts

Each shareholder of the Sentage Operating Companies has entered into a loan contract with Sentage WFOE, with each contract taking effect from March 9, 2020. Under these loan contracts, Sentage WFOE provided each shareholder of the VIEs with a loan, free of interest, provided that if any of the shareholders of the Sentage Operating Companies fails to pay any sum pursuant to the schedule specified thereunder, default interest shall be calculated at a daily rate of 0.1% until the shareholder fully repays such sum (including the default interest). The proceeds from the loans were used for purposes consented by Sentage WFOE. The loans can be repaid by transferring each shareholder’s respective equity interest in the Sentage Operating Companies pursuant to the Exclusive Purchase Option Agreements. Each of the loan contracts shall remain in effect until the day when Sentage WFOE exercises its exclusive option in accordance with the applicable Exclusive Purchase Option Agreement, unless otherwise terminated by Sentage WFOE when any shareholder of the VIEs materially breaches the terms of such loan contracts.

Spousal Consents

The spouse of each of the Sentage Operating Companies Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents,” including: (a) the Exclusive Purchase Option Agreement entered into with Sentage WFOE and the Sentage Operating Companies; (b) the Equity Pledge Agreement entered into with Sentage WFOE; (c) the Powers of Attorney executed by the Sentage Operating Companies Shareholders; and (d) the Loan Contracts entered into with Sentage WFOE, and the disposal of the equity interests of the Sentage Operating Companies held by the Sentage Operating Companies Shareholder and registered in his or her name.

The spouse of each of the individual Sentage Operating Companies Shareholders has further undertaken not to make any claims in connection with the equity interests of the Sentage Operating Companies, which are held by the Sentage Operating Companies Shareholder. The spouse of the Sentage Operating Companies Shareholder confirms that the Sentage Operating Companies Shareholder can perform, amend, or terminate the Transaction Documents without his or her authorization or consent. He or she undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouse of each of the individual Sentage Operating Companies Shareholders has also agreed that if he or she obtains any equity interest of the Sentage Operating Companies that are held by the Sentage Operating Companies Shareholder for any reason, he or she shall be bound by the Transaction Documents and the Exclusive Business Cooperation Agreement entered into among Sentage WFOE and the Sentage Operating Companies (as amended from time to time) and will comply with the obligations thereunder as a shareholder of the Sentage Operating Companies. For this purpose, upon Sentage WFOE’s request, he or she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Business Cooperation Agreement (as amended from time to time).

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

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

Industry Data and Forecasts

This annual report also contains data related to the third-party payment services industries in China. These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The third-party payment services industries may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the third-party payment services industries subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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

We do not have any equity interests in the Sentage Operating Companies, or the VIEs, whose financial results have been consolidated by us in accordance with U.S. GAAP, because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Class A Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own an equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure.”

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

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations (see page 7 of this annual report);

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership (see page 8 of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how they may impact the viability of our current corporate structure, corporate governance and business operations (see page 8 of this annual report);

●	The Sentage Operating Companies Shareholders have potential conflicts of interest with us, which may adversely affect our business and financial condition (see page 9 of this annual report);

●	Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure (see page 9 of this annual report);

●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain (see page 9 of this annual report);

●	The VIE Agreements among Sentage WFOE and each of the Sentage Operating Companies may result in adverse tax consequences;

●	We rely on the approvals, certificates and business licenses held by the Sentage Operating Companies and any deterioration of the relationship between Sentage WFOE and any of the Sentage Operating Companies could materially and adversely affect our overall business operations;

●	If any of our operating entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Industries

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have incurred substantial losses in the past and may incur losses in the future. There is substantial doubt about our ability to continue as a going concern. (see page 12 of this annual report);

●	We have a limited operating history, which makes it difficult to evaluate our future prospects (see page 12 of this annual report);

●	The third-party payment services industry is still evolving, which makes it difficult to effectively assess our future prospects (see page 13 of this annual report);

●	The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results (see page 13 of this annual report);

●	The discontinuation of our operations in the consumer loan repayment and collection management and loan recommendation business affected our business operation and financial performance. (see page 13 of this annual report);

●	Our success depends on the ability to develop products and services to address the rapidly evolving market for third-party payment services, which include prepaid payment network services (see page 14 of this annual report);

●	Market, economic and other conditions in China may adversely affect the demand for our products and services (see page 14 of this annual report);

●	We are subject to extensive regulations in the third-party payment services industry. Non-compliance with or changes to the regulations or licensing regimes may materially affect our business operations and financial results (see page 14 of this annual report);

●	If we are unable to provide customers with satisfactory experience, or otherwise fail to maintain or enlarge our customer base, the volume of transactions processed via our prepaid payment network services may decline and our results of operations may be adversely affected (see page 15 of this annual report);

●	We are dependent on NetsUnion Clearing Corporation, and any changes to its rules or practices could harm our prepaid payment network business (see page 15 of this annual report);

●	Our current risk management system and internal control policies and procedures may not be able to exhaustively address or mitigate all risks to which we are exposed through our prepaid payment network business (see page 15 of this annual report);

●	Fraudulent and fictitious transactions, and misconduct committed by our employees, customers, and other third parties may pose challenges to our risk management capabilities, and failure to manage the related risks may adversely affect our business, financial condition, and results of operations (see page 16 of this annual report);

●	We face increasing competition, and if we do not compete effectively, our operating results could be harmed (see page 16 of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations (see page 16 of this annual report);

●	Our ability to protect the confidential information of various parties, including borrowers, funding partners, and merchants, may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions (see page 17 of this annual report);

●	We may be liable for improper use or appropriation of personal information provided by customers and any failure to comply with PRC laws and regulations regarding data security could have a materially adverse impact on our business, results of operations, and our continued listing on Nasdaq (see page 17 of this annual report);

●	Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which we do not control (see page 19 of this annual report);

●	We are highly dependent on telecommunications and IT systems, and an interruption or error in those systems could have an adverse effect on our business and results of operations (see page 19 of this annual report);

●	Our internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected (see page 20 of this annual report);

●	If we are not able to respond to technological advances in a timely manner, we may not remain competitive (see page 20 of this annual report);

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position (see page 20 of this annual report);

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations (see page 21 of this annual report);

●	The operating entities’ business depends on the continued efforts of their management. If one or more of their key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted (see page 21 of this annual report);

●	From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results (see page 21 of this annual report);

●	Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business (see page 22 of this annual report);

●	Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition, and results of operations (see page 23 of this annual report);

●	We face risks related to natural disasters, health epidemics, and other circumstances beyond our control, which could significantly disrupt our operations (see page 23 of this annual report);

●	We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation (see page 23 of this annual report);

●	Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance (see page 24 of this annual report);

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected (see page 24 of this annual report); and

●	We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates (see page 25 of this annual report).

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business (see page 25 of this annual report);

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations (see page 26 of this annual report);

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us (see page 26 of this annual report);

●	There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice, and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless (see page 27 of this annual report);

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the reporting based on foreign laws (see page 28 of this annual report);

●	U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China (see page 28 of this annual report);

●	Increases in labor costs in the PRC may adversely affect our business and our profitability (see page 28 of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC Operating Entities to liability or penalties, limit our ability to inject capital into the PRC Operating Entities, limit the PRC Operating Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us (see page 29 of this annual report);

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment (see page 29 of this annual report);

●	Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment (see page 30 of this annual report);

●	Our PRC Operating Entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business (see page 31 of this annual report);

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (see page 31 of this annual report);

●	Governmental control of currency conversion may affect the value of your investment and our payment of dividends (see page 32 of this annual report);

●	There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC Operating Entities, and dividends payable by the PRC Operating Entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits (see page 32 of this annual report);

●	The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future (see page 33 of this annual report);

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

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares include, but not limited to, the following:

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

●

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law (see page 41 of this annual report);

●	Certain judgments obtained against us by our shareholders may not be enforceable (see page 42 of this annual report);
●	If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets(see page 43 of this annual report);
●

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Class A Ordinary Shares without any cure period or opportunity to regain compliance (see page 44 of this annual report); and

●	Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares. (see page 44 of this annual report).

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We operate our business through the VIEs, in which we do not have equity interests but whose financial results have been consolidated by Sentage Holdings in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements, which have not been tested in a court of law in China. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including, but not limited to, the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and the VIEs.

As advised by our PRC counsel, Dacheng, if WFOE, the VIEs, or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules, or regulations, or if WFOE or the VIEs fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to variable interest entities. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs and their subsidiaries, and our Class A Ordinary Shares may decline in value or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

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

Because we rely on the exclusive business cooperation agreement with each of the Sentage Operating Companies for our revenue, the termination of this agreement would severely and detrimentally affect our continuing business viability under our current corporate structure.

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

Because we are a Cayman Islands company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

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

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorities.

Under a tax inspection, as advised by our PRC counsel, Dacheng, if our transfer pricing arrangements among Sentage WFOE and each of the Sentage Operating Companies are judged to be tax avoidance vehicles, or related documentation does not meet the requirements, Sentage WFOE and each of the Sentage Operating Companies may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by Sentage WFOE, which could adversely affect us by (i) increasing the Sentage Operating Companies’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied on us for unpaid taxes; (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives; or (iii) the PRC tax authorities may impose late payment fees and other penalties on a Sentage Operating Company for the adjusted but unpaid taxes according to the applicable regulations.

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

Furthermore, SAFE has promulgated Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account, on June 9, 2016, hereinafter referred to as Circular 16, which emphasizes the unified policies for discretionary settlement of foreign exchange receipts under the capital account by domestic institutions. Circular 16 also reiterated the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond the company’s business scope. Circular 16 requires SAFE’s local counterparts to unify and regulate the control over discretionary settlement and payment of foreign exchange receipts under the capital account, with the purpose of better serving and facilitating domestic enterprises’ needs in business and capital operations. Circular 16 stipulates that a domestic enterprise, when using its capital account foreign exchange income and Renminbi funds obtained from foreign exchange settlements, shall abide by the principle of truthfulness and only apply such funds for use in its own operations, and will comply with the following: (1) such receipts and funds shall not, directly or indirectly, be used for the expenditures beyond the business scope of domestic institutions or the expenditures prohibited by laws and regulations of the State; (2) unless otherwise provided, such receipts and funds shall not, directly or indirectly, be used for investment in securities or other investments than banks’ principal-secured products; (3) such receipts and funds shall not be used for the granting of loans to non-affiliated enterprises, with the exception that such granting is expressly permitted in the business license; and (4) such receipts and funds shall not be used for construction or purchase of real estate for purposes other than self-use (subject to certain exceptions for real estate enterprises).

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

For the fiscal years 2025, 2024 and 2023, we incurred consolidated net losses of $2.3 million, $2 million and $1.9 million, respectively. For the fiscal years ended December 31, 2025, 2024 and 2023, we had negative net cash used in operating activities of $1.31 million, $1.75 million and $1.83 million, respectively. In fiscal year 2024, we discontinued two businesses, loan repayment and collection management, as well as loan recommendation.

As such, the auditor’s reports covering our consolidated financial statements as of and for the fiscal years ended December 31, 2025 include a sub-section entitled “Material Uncertainty Related to Going Concern Assumption,” which indicates that a material uncertainty exists that may cast significant doubt on the group’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern includes the following measures:

(i)	Obtaining financial support from major shareholders;

However, there can be no assurance that additional financing, if required, would be available on favorable terms or at all or that the foregoing plans and measures will be successful or sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We have a limited operating history, which makes it difficult to evaluate our future prospects.

Through the Sentage Operating Companies, we launched our prepaid payment network business in August 2019. We only have a limited operating history. Members of our management team have been working together only for a short period of time and are still in the development period. They may still be in the process of exploring approaches to running our company and reaching consensus among themselves, which may affect the efficiency and results of our operation.

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

The third-party payment services industry is still evolving, which makes it difficult to effectively assess our future prospects.

The industry in which we operate through the Sentage Operating Companies, the third-party payment services industry in the PRC, is still in evolving stages. The regulatory framework for such industry remains uncertain for the foreseeable future. Many market players in the third-party payment services industry, including us, are inexperienced in responding to changes in market situations effectively and keeping the growth of business steadily when the industry enters a different stage. We may not be able to sustain our historical growth rate in the future.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving markets in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	offer competitive product and services;

●	broaden our prospective customer bases across three business lines;

●	increase the utilization of our products and services by existing customers as well as new customers;

●	maintain and enhance our relationship and business collaboration with our partners, including, but not limited to, developing cooperative relationships with new funding partners to provide borrowers with sufficient, diversified, and cost-effective funding options and maintaining strategic partnerships with NetsUnion Clearing Corporation, or NetsUnion;

●	navigate a complex and evolving regulatory environment in China;

●	improve our operational efficiency;

●	attract, retain and motivate talented employees to support our business growth;

●	enhance our technology infrastructure to support the growth of our business, maintain the security of our systems, and safeguard the confidentiality of the information provided and utilized across our systems;

●	navigate economic conditions and fluctuation; and/or

●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

The financial sector in China is subject to changes in regulations. Non-compliance with new financial regulations or new licensing requirements may materially affect our business operations and financial results.

The Company’s operations are subject to evolving regulatory oversight by Chinese governmental and local regulatory authorities. As the Chinese financial sector grows, applicable laws, rules, and regulations are evolving. Any changes in laws and regulations applicable to our operations may increase our cost of compliance or may force us to revise our business plan or cease some aspects of our operations. If we fail to continuously comply with applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension of all or part of our business operations. Furthermore, Chinese governmental and local authorities may institute new licensing requirements applicable to our current or future operations. If such licensing requirements were introduced, we cannot assure you that we would be able to obtain any newly required license promptly, or at all, which could materially and adversely affect our business.

The discontinuation of our operations in the consumer loan repayment and collection management and loan recommendation business affected our business operation and financial performance.

Due to the continued deterioration of the markets for consumer loan repayment and collection management, and loan recommendation, we made the decision to discontinue our operations in these two businesses in 2024. In order to make up for the loss in revenue streams, the Company has been exploring business opportunities in other markets. As of the date of this annual report, there can be no assurance that we will succeed in our endeavor to expand our business into other new markets.

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

As prepaid payment network services is a subcategory of third-party payment services, we are subject to the regulations applicable to the third-party payment services industry, which is implemented and monitored by several regulatory authorities, such as the PBOC, the CSRC, the State Administration of Foreign Exchange (“SAFE”), the National Development and Reform Commission (“NDRC”), and the China Banking and Insurance Regulatory Commission (“CBIRC”). There are laws and regulations that cover different aspects of the industry, including entry into such businesses, scope of permitted activities, licenses and permits for various operations, and pricing. Major laws and regulations that govern our prepaid payment network business include or may in the future include those relating to payment services, such as payment processing and settlement, money transfer, foreign exchange, anti-money laundering, and financial consumer protection, insurance, and financial services. See “Regulations—Regulations on Prepaid Payment Network Services.”

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

According to the PBOC, after June 30, 2018, third-party payment service providers, which include prepaid payment network service providers, are required to channel internet payments via NetsUnion, rather than banks’ payment gateways. As a result, we rely on NetsUnion to process transactions on our behalf. However, NetsUnion may fail or refuse to process transactions adequately, may breach its agreement with us, or may refuse to renew the agreement on commercially reasonable terms. It may also take actions that downgrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to competitive services, including those of its own. If we are unsuccessful in establishing or maintaining mutually beneficial relationship with NetsUnion, our business may be harmed, as there is no alternative to NetsUnion to furnish the same services.

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

As our prepaid payment network business grows and we diversify our service offerings, we may be subject to liability for fraudulent payment transactions by customers, in particular, fraudulent chargeback and use of counterfeit cards. Fraud or other misconduct committed by our employees, customers, or other third parties may be difficult to detect or prevent. Such fraud or misconduct could subject us to financial losses and regulatory sanctions as well as seriously damage our reputation. We cannot assure you that all of our employees and customers and other third parties will fully comply with our risk management policies, measures and procedures for preventing fraud and other misconduct. We cannot assure that we will always be able to identify and prevent all fraud and other misconduct by our employees and customers and other third parties. Future fraud or other misconduct by our employees, customers or other third parties could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. Fraudulent activities have become increasingly sophisticated. Incidents of fraud could increase in the future. Our measures to detect and reduce the risk of fraud need to be continually improved to effectively guard against new and evolving forms of fraud, as well as fraud in connection with our new products and services. Substantial costs may be incurred in improving such security measures. Failure to effectively identify and address these risks could lead to losses, regulatory penalties, or even regulatory restrictions to our business operations, which will adversely affect our business, financial condition, and results of operations. See “Business—Prepaid Payment Network Services—Risk Management and Internal Control—Fraud.”

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

We may be liable for improper use or appropriation of personal information provided by customers and any failure to comply with PRC laws and regulations regarding data security could have a materially adverse impact on our business, results of operations, and our continued listing on Nasdaq.

The Sentage Operating Companies’ business involves collecting and retaining certain internal data and customer information. The integrity and protection of customer information and company data is crucial to the operating entities. The customers expect that we will adequately protect their personal information. The operating entities are required by applicable laws to keep strictly confidential the personal information that they collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended with the latest amendment effective on March 1, 2024, prohibits institutions, companies, and their employees from selling or providing a citizen’s personal information obtained in performing duties or providing services, or obtaining such information through theft or other illegal means.

On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or the Cybersecurity Law, which was amended on October 28, 2025, and became effective on January 1, 2026. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

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

The Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》), (issued by the SCNPC and effective on November 1, 2021) provides that critical information infrastructure operators (“CIIOs”) and personal information processors whose quantity of processing of personal information reaches that as prescribed by the CAC must store personal information collected and generated within the territory of the People’s Republic of China. Where it is necessary to provide such information and data to an overseas party, such provision is required to pass the security evaluation organized by the CAC, unless otherwise waived by laws or administrative regulations.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures (《网络安全审查办法》), which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, network platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Regulations on the Network Data Security Administration (《网络数据安全管理条例》) published by the CAC on September 24, 2024, also provide that network data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. The Cybersecurity Review Measures further require that CIIOs and network platform operators that possess personal information of more than one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Exports (《数据出境安全评估办法》), which took effect on September 1, 2022 (the “Data Exports Measures”). The Data Exports Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data processor. According to the Data Exports Measures, if a data processor transfers data abroad under any of the following circumstances, it shall file with the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data processor that transfers important data abroad; (ii) a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, that transfers personal information to abroad; (iii) since January 1 of the previous year, a data processor that has cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for data exports is required by the State Cyberspace Administration.

As of the date of this annual report, our PRC Operating Entities have not received any notice from any authorities identifying the operating entities as a CIIO or requiring the operating entities to go through cybersecurity review or network data security review by the CAC. Nor have our PRC Operating Entities been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities. Our operating entities have not received any inquiry, notice, warning, or sanction in such respect. We believe that our PRC Operating Entities are in compliance with the aforementioned regulations and policies that have been issued by the CAC. However, as uncertainties remain regarding the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, the operating entities could be subject to cybersecurity review, and if so, the operating entities may not be able to pass such review. In addition, our PRC Operating Entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the operating entities’ app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against the operating entities, which may have a material adverse effect on the operating entities’ business, financial condition, or results of operations.

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

Our success depends in a large part on our technology and IT infrastructure. We use these systems to identify, locate and contact borrowers and record the results of our collection efforts, manage merchant accounts and behavior and transaction data, and store and analyze borrower information to establish a comprehensive borrower profile for prospective borrowers who submitted their loan recommendation applications. If we are not able to respond to advances in telecommunications and computer technologies in a timely manner, we may not be able to remain competitive. We have made significant investments in technology to remain competitive and we anticipate that it will be necessary to continue to do so in the future. Although we will continue to devote significant resources to enhance and develop our technologies, we cannot assure you that we will have the capital resources available to invest in new technologies, and we may not be able to implement technology updates on a timely basis, or at all. In addition, new technologies may not succeed or integrate well with our existing systems and infrastructure, and even if integrated, may not function as expected. As telecommunications and computer technologies are changing rapidly and are characterized by short product life cycles, we may not be successful in anticipating new technology trends or adopting technological changes on a timely basis. If any of the foregoing were to occur in the future, our business and results of operation could be materially adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment, and non-compete agreements with our employees and others to protect our proprietary rights. See “Business— Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient for providing us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages. Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

Our business may be adversely affected by instability, disruption or destruction in a geographic region of China in which it operates, regardless of cause, including war, terrorism, riot, economic boycott, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease, including the continued impact from the coronavirus commonly referred to as “COVID-19” or any of its variants. COVID-19, first found in mainland China, then in Asia, and eventually throughout the world, significantly affected our overall business, results of operation, and financial conditions. Specifically, the COVID-19 pandemic gave rise to economic downturns and other significant changes in regional and global economic conditions. As a result, borrowers’ default and delinquency risks increased as they experienced unemployment or generated less income. Subsequently, higher default and delinquency risks required us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business and posed risk-management challenges for our loan recommendation business, increasing our operating costs. As the majority of our merchant customers are retailers whose businesses were adversely affected by the COVID-19 pandemic, the pandemic caused our merchant customers to stop or delay using our prepaid payment network services, adversely impacting our revenue from the prepaid payment network business.

Any significant disruption to communications and travel, including travel restrictions and other potential protective quarantine measures imposed by governmental agencies, also increase the difficulty and could make it impossible for us to conduct on-site inspection of collateralized properties, which is a necessary step of our credit assessment and risk management process. Accordingly, travel restrictions and protective measures caused the Company to incur additional unexpected labor costs and expenses and restrained our ability to retain the highly skilled personnel we needed for our operations, adversely affecting our business and results of operation. In addition, any health epidemic such as COVID-19 could have an adverse impact on the real estate market in the Shanghai area and other first-tier cities we target, subsequently decreasing the total loan amount borrowers are able to obtain through our services, reducing our service fee, which is based on specific loan amount, and adversely impacting our revenue from the loan recommendation business.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2025, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list our Class A Ordinary Shares, or to other regulatory investigations and civil or criminal sanctions.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Since we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) with less than US$1.235 billion in revenue for our last fiscal year, as an emerging growth company we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

The Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions (Order of the People’s Bank of China (2010) No. 2, “Order No. 2”) (中国人民银行令[2010]第2号《非金融机构支付服务管理办法》) was promulgated by the PBOC on June 14, 2010. According to Order No. 2, the business scope of a foreign-invested payment institutions, the qualification conditions, and the allowed ratio of contribution of the payment institution’s foreign investors shall be stipulated by the PBOC and submitted to the State Council for approval. The Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例》) (the “Regulations”), promulgated on December 9, 2023, and effective as of May 1, 2024, formally defined the term “non-bank payment institutions” and established a comprehensive regulatory framework, including a categorized and tiered supervision system to implement differentiated oversight based on the risk levels of such institutions.

The Implementation Rules for the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例实施细则》) (the “Implementation Rules”), issued on July 9, 2024, and effective on the same date, further clarified and supplemented the Regulations by specifying operational requirements for certain principle-based provisions, such as the establishment criteria and detailed classifications of business scope for payment institutions. Order No. 2 was explicitly repealed under the Implementation Rules.

According to the Regulations and the Implementation Rules, the VIE entity, Qingdao Buytop, is considered a non-bank payment institution, as it provides prepaid payment network services. In anticipation of potential future prohibitions on foreign direct investment in such businesses and to comply with PRC laws and regulations on foreign ownership and investment in companies that engage in certain businesses including third-party payment services, we rely on the VIE Agreements with Qingdao Buytop to operate such business in China, and Qingdao Buytop has obtained all requisite licenses.

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

Economic growth in China has been historically uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Operating Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law, a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our Class A Ordinary Shares.

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

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, almost all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law which was amended on December 28, 2012 and became effective on July 1, 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” which became effective on June 1, 2015 and certain provisions of its implementing guidelines were abolished on December 30, 2019. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

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

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, the Circular of the State Administration of Taxation on the Identification of Foreign-incorporated Enterprises Controlled by PRC Enterprises as PRC Resident Enterprises Based on the Place of Effective Management, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation, known as SAT Bulletin 45, which took effect in September 2011 and has been subsequently amended, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Sentage Holdings is within the territory of China, Sentage Holdings may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. As of the date of this annual report, Sentage Holdings has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law; however, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

Our PRC Operating Entities are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC Operating Entities to satisfy our liquidity requirements. Current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Operating Entities are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund a statutory surplus reserve until the total amount set aside reaches 50% of their respective registered capital. Although the statutory surplus reserve can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. These limitations on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued the Announcement of the State Administration of Taxation on Certain Issues Concerning Enterprise Income Tax on the Indirect Transfer of Property by Non-Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017 and amended in June 2018, which, among other things, amended certain provisions in SAT Circular 7 and further clarified the tax payable declaration obligation by non-resident enterprises. Indirect transfers of equity interests and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as having reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: (i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; (ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; (iii) the percentage in bullet points (i) and (ii) shall be 100% if over 50% of the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority, and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

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

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (specifically, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, the PRC Operating Entities may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Sentage Holdings may rely on dividend payments from our PRC subsidiary, Sentage WFOE, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, Sentage WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

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

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement on Issues Concerning the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Sentage WFOE to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

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

On June 10, 2021, the SCNPC, promulgated the PRC Data Security Law (《中华人民共和国数据安全法》), which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the SCNPC issued the Personal Information Protection Law of the PRC (《中华人民共和国个人信息保护法》), effective on November 1, 2021. It provides that critical information infrastructure operators (“CIIOs”) and personal information processors whose quantity of processing of personal information reaches that as prescribed by the CAC must store personal information collected and generated within the territory of the People’s Republic of China. Where it is necessary to provide such information and data to an overseas party, such provision is required to pass the security evaluation organized by the CAC, unless otherwise waived by laws or administrative regulations.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, network platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that a network platform operator that possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Exports (《数据出境安全评估办法》), which took effect on September 1, 2022. The Data Exports Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data processor. According to the Data Exports Measures for the Security Assessment of Data Exports, if a data processor transfers data abroad under any of the following circumstances, it shall file with the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data processor that transfers important data abroad; (ii) a critical information infrastructure operator, or a data processor processing the personal information of more than one million individuals, that transfers personal information abroad; (iii) since January 1 of the previous year, a data processor that has cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for data exports is required by the State Cyberspace Administration.

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

The VIE, Qingdao Buytop, may be subject to the Law on Combatting Telecom and Online Fraud

On September 2, 2022, the Standing Committee of the China National People’s Congress published the Law on Combatting Telecom and Online Fraud (the “LCTOF”), which came into effect on December 1, 2022. According to the LCTOF, “telecom and online fraud” refers to the act of swindling public or private property by means of telecom networks and Internet technologies in remote or non-contact ways for the purpose of illegal possession. It is directed at online behavior that relies on telecommunications or the internet. To combat this type of online fraud, the LCTOF requires non-bank payment institutions to assume risk prevention and control responsibilities, and establish internal control mechanisms to combat telecom and online fraud. The LCTOF also requires non-bank payment institutions to establish a due diligence system to lawfully identify the beneficial owners of payment accounts, and to take appropriate risk management measures to prevent payment accounts from being used in telecom or online fraud. Non-bank payment institutions shall also establish risk prevention and control mechanisms to monitor account abnormalities and suspicious transactions that meet the characteristics of telecom or online fraud. We operate our payments business through the VIE entity, Qingdao Buytop. The payment business is limited to offline prepaid card issuance and acceptance, but does not involve online payment service, nor does it involve opening payment accounts or providing settlement services for customers. Therefore, we believe that the LCTOF does not apply to Qingdao Buytop’s business operations. As of the date hereof, Qingdao Buytop has not received any inquiry, notice, warning, or sanction from the PBOC, the banking regulatory authority of the State Council, or any other PRC governmental authority requiring or recommending that Qingdao Buytop comply with any specific provisions in the LCTOF. However, if the competent authorities determine to the contrary that Qingdao Buytop’s business operation is subject to the LCTOF, or if Qingdao Buytop develops online payment services in the future, then Qingdao Buytop will be required to establish relevant prevention and control mechanisms according to the LCTOF. Furthermore, if the relevant authorities determine that Qingdao Buytop is in violation of the LCTOF or its operations fall within any of the following circumstances: (i) failure to establish the internal control mechanisms against telecom or online fraud, (ii) failure to perform the obligation of due diligence and relevant risk management measures, (iii) failure to perform the obligation of risk monitoring and management of abnormal accounts and suspicious transactions, or (iv) failure to transmit relevant transaction information in a complete and accurate manner in accordance with the LCTOF provisions, then Qingdao Buytop’s relevant business permit and license may be revoked, and Qingdao Buytop may be fined up to RMB5 million, be ordered to stop any new businesses expansions, reduce its existing business scope, or suspend its relevant business operations for rectification.

Trade disputes or the imposition of tariffs on imports and exports could affect international trade, and therefore could adversely affect our business.

Since 2018, China and the United States each began implementing increasingly protective trade measures, including significant tariff increases, in a trade war between these countries. Beginning in February 2025, President Trump announced new tariffs on imports, including 10% tariffs on virtually all imports from China to the United States, and higher tariffs on imports of certain products or from certain countries (including Canada, Mexico, and China). In response, foreign governments, including China, have enacted retaliatory tariffs. It is unknown whether and to what extent new tariffs will be adopted, or the effect that any such actions would have on us, our business partners, or our industry.

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

Our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosures and public pronouncements are currently not subject to the review or scrutiny of any PRC regulatory authority, except as described hereinbelow. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic PRC companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and submit relevant documents, including the prospectus and other listing documents submitted to overseas regulatory authorities, to the CSRC. PRC domestic companies that were already listed overseas before the effective date of the Trial Measures are deemed to be “Existing Issuers,” who are not required to complete the filing procedures with the CSRC immediately, but shall be required to file with the CSRC for any subsequent offerings within three business days after the completion of such offerings. Based on the foregoing, we are an Existing Issuer, and if we complete any subsequent overseas offerings, then we will be required to file with the CSRC within three working days following the completion of such subsequent offerings. However, because rules and regulations in China can change quickly, and the Chinese government may exert more oversight and control over foreign investment in China-based issuers, our listing or SEC reports may be subject to the scrutiny of regulatory bodies in the PRC with little advance notice.

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

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms that are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

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

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. On February 17, 2023, the CSRC released the Trial Measures (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines, which took effect on March 31, 2023.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent material amendments (such as principal business, control rights, or offering structure). According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed to be “Existing Issuers”. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. If any PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the MOF, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to the PRC law and regulations, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and the Sentage Operating Companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Trial Measures and the revised Provisions issued by the PRC authorities may subject us to additional compliance requirements. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including, but not limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-yearly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

We have incurred and will continue to incur increased costs as a result of being a public company.

We are a public company and we incur significant accounting, legal, and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. These rules and regulations applicable to public companies have increased our accounting, legal, and financial compliance costs and made certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational, and financial resources and systems for the foreseeable future.

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

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our Class A Ordinary Shares are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our Class A Ordinary Shares and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional Class A Ordinary Shares or obtain additional financing. Additionally, the price of our Class A Ordinary Shares on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our Class A Ordinary Shares.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our Ordinary Shares without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum Market Value of Listed Securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our Class A Ordinary Shares from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Hearings Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Given that we are currently subject to a minimum bid price deficiency notice and our Class A Ordinary Shares have experienced price volatility, there is a risk of our market value falling below $5 million. Our market value is calculated as our consolidated closing bid price multiplied by our total Listed Securities. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our Class A Ordinary Shares would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our Class A Ordinary Shares.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Sentage Holdings Inc. (“Sentage Holdings”) was incorporated on September 16, 2019, as an exempted company with limited liability under the laws of the Cayman Islands. Sentage Hongkong Limited (“Sentage HK”) was incorporated on September 25, 2019, in Hong Kong as a wholly-owned subsidiary of Sentage Holdings.

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

Prior to 2024, we operated three lines of business in loan repayment and collection management, loan recommendation, and prepaid payment network services through three of the Sentage Operating Companies, Daxin Wealth, Daxin Zhuohui, and Qingdao Buytop, pursuant to a series of contractual arrangements, also known as VIE Agreements. In 2024, we discontinued the operations of loan repayment and collection management, and loan recommendation. All the Sentage Operating Companies were incorporated as limited companies pursuant to PRC laws.

On July 9, 2021, our Ordinary Shares started trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SNTG.”

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

B. Business Overview

Sentage Holdings is not an operating company but a Cayman Islands holding company. The Company’s operations are conducted through the Sentage Operating Companies, or the VIEs, based in China, pursuant to the VIE Agreements. The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies; rather, we use the VIE structure because the Chinese laws and regulations affecting the Sentage Operating Companies’ businesses are vague and unclear. The Sentage Operating Companies engage in prepaid payment network services. According to the “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the PBOC has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises from engaging in prepaid network services, and there is a risk that Chinese authorities may prohibit direct foreign investment in such business.

We do not have any equity interests in the Sentage Operating Companies, whose financial results have been consolidated by us in accordance with U.S. GAAP because we are deemed to have effective control over and be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Class A Ordinary Shares, thus, do not own any equity interest in the Sentage Operating Companies, or the VIEs, in China, but instead own equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Introduction – The VIE Agreements”; and for the risks associated with the VIE Agreements and the VIE structure, see “ITEM 3D. Risk Factors – Risks Related to Our Corporate Structure.”

Selected Condensed Consolidated Financial Schedule of Sentage Holdings Inc., its subsidiaries, and the VIEs

The following tables present selected condensed consolidated financial data of Sentage Holdings Inc. and its subsidiaries and VIEs for the fiscal years ended December 31, 2025, 2024, and 2023, and balance sheet data as of December 31, 2025, 2024 and 2023, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	146,554	-	146,554
Net loss	(959,981)	(146,073)	(797,223)	-	(1,903,277)
Comprehensive loss	(959,981)	(198,768)	(786,321)	-	(1,945,070)

	For the year ended December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	107,507	-	107,507
Net loss	(950,365)	(137,412)	(917,054)	-	(2,004,831)
Comprehensive loss	(950,365)	(137,350)	(915,677)	-	(2,003,392)

	For the year ended December 31, 2025
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	-	68,909	-	68,909
Net loss	(784,343)	(129,561)	(1,363,702)	-	(2,277,606)
Comprehensive loss	(784,343)	(135,282)	(1,423,918)	-	(2,343,543)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	-	1,249,513	8,488	-	1,258,001
Total current assets	1,249,275	4,231,786	1,065,338	(4,204,396)	2,342,003
Total assets	10,324,275	4,380,376	1,180,164	(4,204,396)	11,680,419
Total liabilities	946,712	1,563,836	3,147,765	(4,204,396)	1,453,917
Total shareholders’ equity	9,377,563	2,816,540	(1,967,601)	-	10,226,502
Total liabilities and shareholders’ equity	10,324,275	4,380,376	1,180,164	(4,204,396)	11,680,419

	As of December 31, 2025
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	250,000	215,205	12,419	-	477,624
Total current assets	464,931	3,109,800	136,964	(3,072,876)	638,819
Total assets	9,289,931	3,431,626	230,624	(3,072,876)	9,879,305
Total liabilities	781,738	601,494	3,685,990	(3,072,876)	1,996,346
Total shareholders’ equity	8,508,193	2,830,132	(3,455,366)	-	7,882,959
Total liabilities and shareholders’ equity	9,289,931	3,431,626	230,624	(3,072,876)	9,879,305

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2023
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,572,682)	(254,262)	-	(1,826,944)
Net cash used in investing activities	-	-	(23,433)	-	(23,433)
Net cash provided by financing activities	-	40,141	299,385	-	339,526

	For the year ended December 31, 2024
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(1,036,740)	(711,635)	-	(1,748,375)
Net cash provided by financing activities	-	127,820	604,461	-	732,281

	For the year ended December 31, 2025
USD	Sentage Holdings Inc.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(995,442)	(310,275)	-	(1,305,717)
Net cash provided by financing activities	-	153,009	468,854	-	(621,863)

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

We currently report our operating revenue from one main revenue stream, namely, prepaid payment network services. In 2024, we discontinued our operations in two legacy lines of businesses, namely, (i) consumer loan repayment and collection management, and (ii) loan recommendation, due to continued deteriorating market conditions.

For fiscal years 2025, 2024 and 2023, our revenue was $68,909, $107,507, and $146,554, respectively, and our net loss was $2,277,606, $2,004,831, and $1,903,277, respectively. The reason for the decrease in revenues and the net losses was due to the sharp decline in the demand for our prepaid payment network services, attributable to intense competition from larger and well-known competitors in China, such as Alipay and WeChat Pay, which dominate the mobile payment market.

Prepaid Payment Network Services

The Sentage Operating Companies started providing prepaid payment network services in August 2019, offering seamless, convenient, and reliable payment services to merchants across different industries. Specifically, the Sentage Operating Companies offer prepaid cards to individual consumers who, after purchasing such prepaid cards from the Sentage Operating Companies, will be able to buy goods and services offered by the Sentage Operating Companies’ merchant customers with their prepaid cards and recharge such cards online. The proceeds generated from the actual sales of the prepaid card are deposited into an escrow account designated and monitored by the PBOC. Leveraging the partnership with NetsUnion Clearing Corporation (“NetsUnion”) (i.e., the only bank card clearing house and the largest card payment organization offering mobile and online payment services in China), the Sentage Operating Companies’ prepaid payment network services enable qualified merchants selected by the Sentage Operating Companies after rigorous internal review to accept prepaid-card payments using traditional payment terminals. During fiscal year 2023, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$146,554, and the slight decrease in the revenue from fiscal year 2022 was due to a slightly reduced provision of technical consulting services in fiscal year 2023. During fiscal year 2024, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$107,507, and the slight decrease in the revenue from fiscal year 2023 was due to a slightly reduced provision of technical consulting services in fiscal year 2024. During fiscal year 2025, the revenue generated from the payment services consisted of technology consulting and support fees and amounted to US$68,909, and the slight decrease in the revenue from fiscal year 2024 was due to a slightly reduced provision of technical consulting services in fiscal year 2025.

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

The payment service business enables the Sentage Operating Companies to develop a deep understanding of customers’ needs and will allow them to provide merchants with continuously improving services and technologies. For fiscal years 2025, 2024 and 2023, revenue generated from the prepaid payment network services, consisted of technology consulting and support fees, was $68,909, $107,507, and $146,554, respectively.

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

Customers

The Sentage Operating Companies connect the corporate customers with their consumers in various industries. As of the date of this annual report, the Sentage Operating Companies have one customer, which is Zhiwei Cultural Development (Shanghai) Co., Ltd. The Sentage Operating Companies plan to work with midsized supermarkets, shopping malls, and online platforms. The Sentage Operating Companies believe that by reaching corporate customers of various sizes, the Sentage Operating Companies can build a solid foundation to expand the service base and provide more diversified financial solutions that fit into more payment scenarios.

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

Contract Terms

The Sentage Operating Companies enter into a standard contract with each merchant customer for the services. Technology consulting and support services are short-term in nature, with a service period ranging from three to eight months. The contract comprises only one performance obligation providing customers with a technical construction solution for the prepaid card service system, which involves design and development of the online platform, activation of membership card functions, development of membership and prepaid card systems, supporting training services as well as follow-up technical support.

Pricing

The Sentage Operating Companies charge merchant customers technology consulting and support fees for designing tailored payment solutions, interfacing their internal systems with the prepaid card payment system, and providing their staff with relevant operation training. Depending on the estimated annual transaction amount agreed by us and the particular merchant customer, the technology consulting and support fee ranges from RMB100,000 (approximately US$14,474) to RMB1,000,000 (approximately US$140,000). The merchant pays us the entire technology consulting and support fee upfront after it enters into the service agreement with us and before the Sentage Operating Companies start providing services.

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

In July 2019, the Sentage Operating Companies became a member of NetsUnion, and entered into a network access agreement with it. Under the agreement, NetsUnion is responsible for channeling payment information from us to merchants and providing clearing services regarding the corresponding payment transactions. NetsUnion does not charge any fees for payments it processes. Under the network access agreement, the Sentage Operating Companies are required to comply with NetsUnion’s membership rules and fulfill the obligations in deterring money laundering and terrorist financing pursuant to the applicable laws and regulations. The Sentage Operating Companies are obligated to indemnify NetsUnion for any losses caused by fictitious, inaccurate, incomplete, illegal, or invalid transactions the Sentage Operating Companies facilitate. NetsUnion is obligated to compensate the direct losses that arise from failures of its system. The Sentage Operating Companies’ agreement with NetsUnion does not have a term; instead, as long as the Sentage Operating Companies’ third-party payment license is valid and the Sentage Operating Companies conduct business activities related to payment services, the agreement with NetsUnion remains in effect.

Risk Management and Internal Control

The Sentage Operating Companies are subject to various risks in their operations. For details on risks the Sentage Operating Companies are subject to, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries.” The Sentage Operating Companies have established a dynamic, technology-driven risk management system and adopted relevant policies and procedures, which we consider suitable for the business operations. The Sentage Operating Companies also continue to monitor and review the risk management and internal control systems in order to quickly adapt to changes in market conditions, product and service offerings, and the regulatory environment.

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

The Sentage Operating Companies make every effort to ensure the accuracy and reliability of the information they collect, as well as safeguard the privacy of such information. For example, the Sentage Operating Companies collaborate with third parties to verify the applicant’s identity by confirming his or her name, ID number, and mobile number. The Sentage Operating Companies also cross-examine data they collect from different outside sources to verify data provided by applicants.

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

Money laundering

The Sentage Operating Companies have established internal control policies and procedures to monitor and report any suspected money laundering activities as part of the due diligence and risk assessment procedures. The Sentage Operating Companies have developed a risk management system that facilitates the customer due diligence procedures and is designed to identify and intercept suspicious transactions. The Sentage Operating Companies continuously analyze suspicious patterns and trends of completed transactions, update the list of suspicious recipients, and refine the algorithm. The Sentage Operating Companies also provide education and training to the staff on anti-money laundering and anti-terrorist financing. In addition, the Sentage Operating Companies have an anti-money laundering and anti-terrorist financing committee to monitor compliance with the relevant laws and regulations. The Sentage Operating Companies submit reports to the PBOC on suspicious transactions they identified and relevant customer identity information in accordance with the relevant regulatory requirements. As of the date of this annual report, the Sentage Operating Companies have not encountered any incident where the Sentage Operating Companies failed to screen and report merchants identified as suspected money launderers to the PBOC.

Infrastructure and Information Technology

The Sentage Operating Companies’ internal management system is copyrighted and its registration was completed on April 26, 2020. As of the date of this report, the Sentage Operating Companies had a team of one full-time employee to monitor and maintain the information technology and infrastructure. To promote the long-term business development, the Sentage Operating Companies’ technology team focuses on ensuring that the technology systems, operating centers, financial systems, and security protocols are well established, reviewed, tested, and continuously strengthened.

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

Through comprehensive merchant profiling, the Sentage Operating Companies are able to quickly and accurately identify risks associated with potential clients, capture fraud signals from a massive amount of data regarding user behaviors, analyze them in real time, and intercept abnormal transactions at an early stage. These abilities are crucial in reducing the transaction loss rate and gaining valuable insights into the clients’ businesses.

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

Intellectual Property

We regard the Sentage Operating Companies’ copyrights, domain names, and trademarks as critical to our success, and the Sentage Operating Companies rely on trade secret law and confidentiality clauses in employment agreements with their employees and others to protect their proprietary rights. The Sentage Operating Companies are currently applying for copyrights for their proprietary technology systems, which include the information system and account management system. To date, the Sentage Operating Companies have not experienced a material misappropriation of the intellectual property. Despite their efforts to protect the property rights, third parties may attempt to use, copy, obtain, or distribute the proprietary technology. The Sentage Operating Companies cannot be certain that the steps they have taken or will take in the future will prevent misappropriation of the technology and intellectual property rights. For a description of the risks related to the intellectual property rights, see “Item 3. D. Risk Factors—Risks Related to Our Business and Industries— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

As of the date of this annual report, Qingdao Buytop owns the trademark Buytop, effective from February 21, 2014 to February 20, 2034, and the domain name www.buytoppay.com, effective from December 16, 2016 to December 16, 2026. Daxin Zhuohui owns the copyrighted internal management system, which became effective on April 26, 2020.

Properties and Facilities

The corporate headquarter is in Shanghai City, China, where we lease one office space with an area of approximately 170.59 square meters (approximately 1,836 square feet) as of December 31, 2024. The term of the lease is from November 1, 2024 to October 31, 2026. The monthly rental fee is approximately US$8,185. The headquarters serve as the center of management, human resources, and administrative activities. In addition to the headquarter in Shanghai, the Sentage Operating Companies also lease office space in Qingdao City, Shandong Province, China, for the prepaid payment network operations. The office space of the office in Qingdao City has an area of approximately 143 square meters (approximately 1,540 square feet). The term of the lease is from December 1, 2025 to November 30, 2026, and the monthly rental fee is approximately US$1,761.

We believe that the Sentage Operating Companies will be able to obtain adequate facilities, principally through leasing, to accommodate the future expansion plans.

Seasonality

The Sentage Operating Companies’ businesses are not affected by seasonality.

Insurance

The Sentage Operating Companies provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, and medical insurance for the employees. The Sentage Operating Companies do not maintain business interruption insurance or general third-party liability insurance, nor do the Sentage Operating Companies maintain product liability insurance or key-man insurance. The Sentage Operating Companies consider the insurance coverage to be sufficient and in line with market practice for the business operations in China.

PRC REGULATIONS

This section sets forth a summary of the principal PRC laws, regulations, and rules relevant to our business and operations in China.

Regulations on Third-Party Payment Services, which Include Prepaid Payment Network Services

Overview

In China, a payment institution shall be subject to the supervision and management by the PBOC in accordance with relevant laws and regulations. Non-financial institutions and individuals shall not engage in any kind of third-party payment business without the approval of the PBOC. The PBOC shall, under the supervision of the State Council, implement monetary policies, perform its functions, take precautions against systematic financial risks, and maintain financial stability of the general economic environment in China.

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

Payment License

Payment Business License

In accordance with the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (the “Regulations”), promulgated on December 9, 2023, and effective as of May 1, 2024, a non-bank payment institution refers to a limited liability company or a company limited by shares established within the territory of China, other than banking financial institutions, that has obtained a payment business license and engages in payment services such as transferring monetary funds based on electronic payment instructions submitted by payees or payers.

Pursuant to the Regulations, to provide payment services, a non-bank payment institution shall obtain a “Payment Business License” to qualify as a paying institution. A paying institution shall conduct operation activities within the business scope approved in the “Payment Business License” and may not carry out any business beyond the approved scope nor outsource its payment business to other parties. A paying institution may not assign, lease, or lend the “Payment Business License.”

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

Regulations on Foreign Investment in the Payment Services

According to the Regulation on the Supervision and Administration of Non-bank Payment Institutions (《非银行支付机构监督管理条例》) (the “Payment Institution Regulation”), a non-bank institution outside the People’s Republic of China (the “PRC”) intending to provide cross-border payment services to domestic users in the PRC shall establish a non-bank payment institution within the PRC and obtain a Payment License in accordance with relevant provisions.

According to the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (《外商投资准入特别管理措施（负面清单）（2024 年版）》) (the “2024 Negative List”), the payment services sector is not listed in the prohibited or restricted categories under the 2024 Negative List.

Accordingly, the current laws and regulations of the PRC do not prohibit foreign investors from establishing non-bank payment institutions within the territory of the PRC or investing in businesses in the payment services sector.

However, we cannot provide any assurance that the application of the aforementioned provisions by the competent regulatory authorities of the PRC will be entirely consistent with our understanding thereof.

Regulations on Prepaid Cards Business of Payment Institutions

The Implementation Rules for the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (《非银行支付机构监督管理条例实施细则》) (the “Implementation Rules”), issued and effective on July 9, 2024, concretely elaborate on and supplement the Regulations on the Supervision and Administration of Non-Bank Payment Institutions (the “Regulations”). The Implementation Rules classify payment transaction processing into Category I Payment Transaction Processing and Category II Payment Transaction Processing, and further categorize prepaid card issuance and acceptance as well as prepaid card acceptance under Category II Stored-Value Account Operations.

Order No. 2 had historically regulated the prepaid cards (issued by magnetic stripe, chip and other technologies in the form of cards, passwords, etc.) issued by non-financial institutions for profit purpose and used by card owners to purchase goods and(or) services provided by parties other than the card issuer into the regulatory scope of the payment system, and now is replaced by the Implementation Rules. Because we issue prepaid cards and provide prepaid card related services, through the VIE entity, Qingdao Buytop, the Implementation Rules applies to us.

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

Regulations on Detection and Authentication Management of Payment Business System

The Provisions on the Administration of Testing and Certification of the Payment Service Business System of Non-financial Institutions (《非金融机构支付服务业务系统检测认证管理规定》) was promulgated by the PBOC on June 16, 2011. The regulations came into effect on the same day. The regulations specified, among other requirements, safety and management requirements for third-party payment institution business system and communication system. Pursuant to the regulations, the PBOCs is responsible for approving and managing regulatory activities related to inspecting and verifying the qualifications of payment institutions. Certification institutions, which are approved by relevant regulatory authorities and certified and authorized by the PBOC, are qualified to inspect the business system of third-party payment institutions and issue certifications for those qualified payment institutions after the inspection.

Through the VIE entity, Qingdao Buytop, we currently own the Technical Certification of Payment Service Facilities of Non-banking Payment Institutions (registration number: NFTC202401370623), issued by Beijing National Fintech Certification Center Co., Ltd. on May 24, 2024, and valid until May 23, 2027.

Regulations on Anti-Money Laundering and Anti-Terrorism Financing

The Anti-Money Laundering Law of the People’s Republic of China (“Anti-Money Laundering Law”)(《中华人民共和国反洗钱法》) was promulgated by the Standing Committee of the National People’s Congress and the lastest amendment came into force on January 1, 2025. The Anti-Money Laundering Law stipulates that specific non-financial institutions shall take precautionary and monitoring measures and comply with their anti-money laundering obligations. The Anti-Money Laundering Law includes establishing a sound client identification system, client identification information and transaction record-keeping system, block transaction and suspicious transaction reporting system. According to Regulations on the Supervision and Administration of Non-Bank Payment Institutions, a non-bank payment institution that has obtained the Payment License, such as the VIE entity, Qingdao Buytop, shall comply with applicable regulations in the Anti-Money Laundering Law and fulfill its anti-money laundering obligations. The PBOC and its branches shall conduct on-site and non-site inspections on the payment institution to periodically review and evaluate anti-money laundering measures the payment institution has taken to comply with the Anti-Money Laundering Law.

Measures for Anti-Money Laundering and Anti-Terrorism Financing of Payment Institutions (“YF Decree No. 54”)( 银发54号令《支付机构反洗钱和反恐怖融资管理办法》), promulgated by the PBOC on March 5, 2012, came into force on the same day. YF Decree No. 54 stipulates that a payment institution which has obtained the Payment License shall carry out the obligations of anti-money laundering and anti-terrorism financing in accordance with the law. The main aspects include client identification, client identification information, transaction record-keeping, suspicious transaction reports, anti-money laundering and anti-terrorism financing surveys, etc. The Measures for the Administration of Financial Institutions’ Reporting of High-Value Transactions and Suspicious Transactions (《金融机构大额交易和可疑交易报告管理办法》) which was promulgated by the PBOC on September 30, 2025 and came into effect on December 1, 2025, stipulates that payment institutions shall fulfill their obligations of reporting large transactions and suspicious transactions and formulate internal management systems and operational regulations and procedures for reporting large transactions and suspicious transactions to establish a sound monitoring system for large transactions and suspicious transactions.

The Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions

On July 20, 2021, the PBOC promulgated “the Administrative Measures for the Reporting of Major Events by Non-bank Payment Institutions”, which became effective on September, 1 2021. This measure requires that Branch offices of the PBC shall, in concert with the payment institutions (including branch companies) within their respective jurisdictions, establish a reporting mechanism for major events. This measure requires payment institutions to report each major event in a timely, truthful, accurate, and complete manner, and also defines the situation of the scope of major event risk or emergency occurs. When relative major event happens, the Company, as a Non-bank Payment Institution, shall submit a written report to the local branch office of the PBOC within a certain period. If the Non-bank Payment Institution did not report in the manner of this measure, the PBOC or any of its branch offices shall order it to make rectification within a prescribed time limit and may take regulatory measures, such as regulatory notice, and may impose punishments on it in accordance with the Administrative Measures on Payment Services Provided by Non-Financial Institutions, and a warning or a fine of between 10,000 yuan and 30,000 yuan may be given.

Depository Measures for Clients’ Provisions of Non-bank Payment Institutions

On January 19, 2021, the PBOC promulgated the Measures for the Custody of Clients’ Reserves of Non-Banking Payment Institutions, which became effective on March 1, 2021. This measure regulates the centralized depository of customer reserves after the centralized deposit of reserves. The provisions on the storage, use and transfer of reserve funds have been refined by this measure. This measure also clarified the corresponding reserve management responsibilities of the PBOC and its branches, clearing institutions, and reserve banks, set the penalty standards for customer reserve violations, and strengthened the supervision of customer reserve funds. The clients’ provisions received by non-bank payment institutions shall be directly deposited in full amount to the PBOC or qualified commercial banks. The clients’ provisions received directly by non-bank payment institutions due to the issuance of prepaid cards or the top up of prepaid cards shall be deposited in a unified manner into the accounts for centralized deposit and management of provisions through the dedicated deposit accounts for prepaid cards. The clients’ provisions can only be used for the payment service entrusted by clients and other circumstances as prescribed by these Measures.

Notice on Further Preventing and Dealing with Speculation Risks in Virtual Currency Trading

On February 6, 2021, the PBOC, and other relevant PRC governmental authorities jointly promulgated Notice on Further Preventing and Disposing of Risks Related to Virtual Currencies and Other Matters, which became effective on the same day. According to the measure, the business activities related to virtual currencies are illegal financial activities. Financial institutions and non-banking payment institutions shall not provide account opening, fund transfer or clearing and settlement services for the business activities related to virtual currencies, or include virtual currencies into the scope of collaterals, nor shall they carry out insurance business related to virtual currencies, or include virtual currencies into the scope of insurance liability. Any violation of laws and regulations detected shall be reported to the relevant authorities in a timely manner. The company should not provide any services related to virtual currencies in any form.

Data Security Law of the People’s Republic of China

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security (《全国人民代表大会常务委员会关于维护互联网安全的决定》), later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet (《计算机信息网络国际联网安全保护管理办法》) which was promulgated by the Ministry of Public Security (“MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet (“Provisons”, 《互联网安全保护技术措施规定》) which came into effect on March 1, 2006. The Provisions requires internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the MPS and the local public security bureaus may impose penalties, including a warning, confiscation of illegal gains, fines (up to RMB15,000 for the entity and RMB5,000 for responsible persons), and in serious cases, a suspension of network connectivity or service suspension for up to six months. Additionally, the public security authorities may recommend that the original certificate-issuing authorities revoke the violator’s operating license (which would effectively require the shutdown of its websites). Pursuant to Printing and Distributing the Administrative Measures for the Graded Protection of Information Security (《关于印发〈信息安全等级保护管理办法〉的通知》) which was promulgated by the MPS, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after it is put into operation, handle the record-filing procedures at the local public security organ at the level of municipality divided into districts or above of its locality.

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

On June 10, 2021, Standing Committee of the National People’s Congress promulgated the Data Security Law of the People’s Republic of China, (《中华人民共和国数据安全法》), which became effective on September 1, 2021. The law requires data collection to be carried out in a lawful and proper manner and stipulates that for data protection purposes, data processing activities must be carried out based on a hierarchical protection system of data classification and data security. According to this law, The outbound security management of important data collected and generated by operators of critical information infrastructure during their operations within the territory of the People’s Republic of China shall be governed by the provisions of the Cybersecurity Law of the People’s Republic of China, which is Conduct security assessments in accordance with the measures formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Measures for the security management of the exit of important data collected and generated by other data processors during their operations within the territory of the People’s Republic of China shall be formulated by the national cybersecurity and informatization department in conjunction with the relevant departments of the State Council. Currently, China has promulgated several clear approval rules or assessment requirements for the security management of data export by “other data processors”. We do not hold any “important data” as defined under applicable laws and regulations. Furthermore, as we have not been notified by relevant authorities nor has any public announcement designated our data as important data, we are not required to conduct security assessments or seek approval from relevant authorities for data export purposes under the Data Security Law.

Cybersecurity Review Measures

On October 28, 2025, the SCNPC published the amended Cybersecurity Law of the PRC (《中华人民共和国网络安全法》), or the Cybersecurity Law, which took effect on January 1, 2026. Pursuant to the Cybersecurity Law, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC.

Later on, December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (《网络安全审查办法》), which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIOs that intend to purchase Internet products and services, network platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that a network platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Data Exports (《数据出境安全评估办法》), which took effect on September 1, 2022. The Data Exports Measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data processor. According to the Data Exports Measures, if a data processor transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the provincial Cyberspace Administration: (i) a data processor who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data processor processing the personal information of more than 1 million individuals transfers personal information to abroad；(iii) since January 1 of the previous year, a data processor cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals, or；(iv) other circumstances where the security assessment for the data exports is required by the State Cyberspace Administration. See “Item 3. Key Information—D. Risk Factor— Risks Related to Doing Business in China—Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.”

The Regulations on the Network Data Security Administration (《网络数据安全管理条例》), promulgated by the State Council on September 24, 2024, and effective as of January 1, 2025, define a “network data processor” as any individual or organization that autonomously determines the purposes and methods of data processing, and further stipulate that where a cybersecurity data processor operating within China collects or generates important data during its operations and genuinely needs to provide such data overseas, it shall undergo a data exit security assessment organized by the Cyberspace Administration of China (CAC), provided that a cybersecurity data processor identifying and declaring important data in accordance with relevant national regulations is not required to include such data in a data exit security assessment if it has not been officially designated as important data by relevant regional authorities, departments, or through public announcements.

Our PRC legal counsel, has advised us that, based on its understanding of the Cybersecurity Law, we are not a network data operator and not subject to the requirements imposed to network operators under the Cybersecurity Law. However, as a non-network operator, like any individual or organization, we have an obligation under the Cybersecurity Law not to acquire personal information by stealing or through other illegal means, or illegally sell or provide personal information to any other person. As of the date of this annual report, we are in material compliance with the Cybersecurity Law, and this law has not had a significant impact on our business operations. However, our PRC legal counsel has further advised us that there are uncertainties as to how the Cybersecurity Law will be interpreted or amended by competent authorities in the future.

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

Regulations relating to Foreign Investment

On September 6, 2024, the Special Administrative Measures for the Access of Foreign Investment (Negative List) (《外商投资准入特别管理措施(负面清单) (2024年版)》) (the “Negative List 2024”), which was promulgated by NDRC and MOFCOM and became effective on November 1, 2024, replaced the Negative List 2020. Industries listed in the Negative List 2024 are divided into two categories with respect to foreign investment: restricted and prohibited. Industries not listed in the Negative List are generally deemed as falling under a third “permitted” category and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations.

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

The Implementing Regulations of the Foreign Investment Law of the People’s Republic of China (《中华人民共和国外商投资法实施条例》) (the “FIL Implementing Regulations”) was promulgated by the State Council on December 26, 2019, and became effective on January 1, 2020. According to the FIL Implementing Regulations, industries in which the establishment of wholly foreign-owned enterprises is prohibited or restricted shall be regulated in accordance with the negative list

The Law on Sino-Foreign Equity Joint Ventures of the PRC (《中华人民共和国中外合资经营企业法》), the Law on Wholly Foreign-owned Enterprises of the PRC (《中华人民共和国外资企业法》) and the Law on Sino-Foreign Cooperative Joint Ventures of the PRC (《中华人民共和国中外合作经营企业法》) were repealed simultaneously when the Foreign Investment Law came into effect on January 1, 2020, and foreign-funded enterprises which were established in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

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

Value-Added Tax (the “VAT”) and Business Tax

Pursuant to the Value-added Tax Law of the PRC(《中华人民共和国增值税法》), which were promulgated by the SCNPC on December 25, 2024, and became effective on January 1, 2026, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax.

In accordance with the Notice of the MOF and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax (《财政部、国家税务总局关于全面推开营业税改征增值税试点的通知》), which was released by MOF and State Administration of Taxation of People’s Republic of China (“SAT”) on March 23, 2016 and became effective on May 1, 2016, the pilot scheme on levying value-added tax in place of business tax shall be launched nation-wide. All business tax taxpayers in the construction industry, real estate industry, financial industry, living service industry, etc., shall be included in the scope of the pilot scheme and subject to value-added tax instead of business tax.

Furthermore, according to The Notice of the MOF and the State Administration of Taxation on the Adjustment to VAT Rates (《财政部、国家税务总局关于调整增值税税率的通知》) which was released on April 4, 2018 and became effective on May 1, 2018, and the Announcement on Policies for Deepening the VAT Reform(《关于深化增值税改革有关政策的公告》) promulgated by MOF,State Administration of Taxation,General Administration of Customs on March 20, 2019, and became effective on April 1, 2019, the VAT rates range from 6% up to 17% prior to May 1, 2018, up to 16% starting in May 2018, and up to 13% starting in April 2019, depending on the type of products sold or services provided.

In accordance with the applicable regulations on VAT, a 6% VAT rate is applicable to the VIEs, Daxin Wealth, Daxin Zhuohui, Zhenyi and Qingdao Buytop.

Stamp Duty

In accordance with the Stamp Duty Law of the People’s Republic of China (《中华人民共和国印花税法》), which was released by Standing Committee of the National People’s Congress on June 10, 2021 and became effective on July 1, 2022, any entities and individuals who make taxable documents and conduct securities transactions within the territory of the People’s Republic of China are taxpayers of stamp duty and shall pay stamp duty in accordance with the provisions of this law. All entities and individuals who make taxable documents outside the territory of the People’s Republic of China to be used within the territory of the People’s Republic of China shall pay stamp duty in accordance with the provisions of this law. The term “taxable documents” refers to the contracts, property transfer documents and business account books listed in the Schedule of Stamp Duty Items and Stamp Duty Law of the People’s Republic of China.

Our PRC subsidiary and VIEs in the PRC have completed tax registration and timely paid taxes in accordance with applicable taxation laws and regulations in the PRC.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Regulations on the Control of Foreign Exchange (《中华人民共和国外汇管理条例》), which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 5, 2008, payments for transactions that take place within the PRC must be made in RMB. Unless otherwise specified by the SAFE, PRC companies may retain foreign currency payments received from abroad overseas or repatriate the same to the PRC in accordance with the nature of the receipts (current account or capital account). RMB is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of RMB into other currencies and remittance of the converted foreign currency outside the PRC for capital account items, such as direct equity investments, loans and repatriation of investment, shall be handled in accordance with SAFE regulations, and prior approval from the SAFE or its local office is required only for items explicitly specified in applicable rules. According to regulations on foreign exchange settlement of FIEs, they may retain foreign exchange in accounts with designated foreign exchange banks under the current account items. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

SAFE Circular No. 21

On May 10, 2013, the SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《外国投资者境内直接投资外汇管理规定》) (“SAFE Circular No. 21”), which was last amended on December 30, 2019. It provided for and simplified the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

SAFE Circular No. 59

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (《国家外汇管理局关于进一步改进和调整直接投资外汇管理政策的通知》), promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and was last amended on December 30, 2019 approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for FIEs.

SAFE Circular No. 13

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》), effective from June 1, 2015, which canceled the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

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

Based on the foregoing, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application. If we intend to provide funding to our WFOE through capital injection at or after its establishment, we shall register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries, or the VIEs to operate in China, with the State Administration for Market Regulation or its local counterparts, file such via the Foreign Investment Comprehensive Management Information System (the “FICMIS”) and register such with the local banks for the foreign exchange related matters.

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

In accordance with the domain names related regulations, the domain name, www.buytoppay.com, has been legally registered by Qingdao Buytop,. Qingdao Buytop has obtained the certificate for its domain name.

Regulations Relating to Overseas Listings and Offerings

On February 17, 2023, the CSRC released the Trial Measures, (《境内企业境外发行证券和上市管理试行办法》), and five supporting guidelines (collectively, the “Overseas Listings Rules”), which has become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing before March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CSRC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

The VIE structure is not used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, rather we use the VIE structure because the Chinese laws and regulations affecting Sentage Operating Companies’ businesses are vague and unclear. Sentage Operating Companies engage in (i) consumer loan repayment and collection management service, (ii) loan recommendation service, and (iii) prepaid payment network service. According to “Administrative Measures of People’s Bank of China on Payment Services Provided by Non-financial Institutions” (“Order 2”) and “People’s Bank of China Announcement [2018] No. 7 — Announcement on Matters Relating to Foreign-funded Payment Organizations” (“Announcement No. 7”), those who engage in prepaid network services business within China need to go through a special legal approval procedure to obtain third-party payment licenses. Although the PBOC has loosened the requirements for foreign-invested enterprises to hold third-party payment licenses, the review procedure is still very strict in practice. At the same time, Chinese authorities have not yet made it clear whether to permit or prohibit foreign-invested enterprises to engage in prepaid network services, loan collection management and loan recommendation services, and there is a risk that Chinese authorities may prohibit direct foreign investment of such businesses.

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

A. Operating Results

Major Factors Affecting Results of Operations

We believe the following key factors may affect the Sentage Operating Companies’ financial condition and results of operations:

Effectiveness of Risk Management

The success of Sentage Operating Companies’ prepaid payment network service business depends largely on a successful and effective risk management strategy. Subject to various regulations, such as anti-money laundering requirements, the prepaid payment network must properly retain cardholders’ transaction records and identity information and report any suspicious activities to the relevant authorities. An effective risk management system within the prepaid payment network will continuously monitor transactions to detect suspicious behaviors. For example, if a prepaid card suddenly conducts a large number of high-value transactions within a short period of time and the transaction locations are far from the cardholder’s usual areas, the system can flag these transactions. By using advanced analytical technologies, the prepaid payment network is able to quickly detect and block potential fraudulent transactions, protecting both cardholders and operators from financial losses.

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

General Condition of the Global or Chinese Economy

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect the Sentage Operating Companies’ business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Key Components of Results of Operations

Revenues

	2023		2024		2025
	Amount	%	Amount	%	Amount	%
Prepaid payment network service fees	146,554	100.0	107,507	100.0	68,909	100.0
Total operating revenue	146,554	100.0	107,507	100.0	68,909	100.0

(1). Prepaid Payment Network Services

The Sentage Operating Companies started this service in August 2019. During the year ended December 31, 2023, the Sentage Operating Companies provided prepaid payment network consulting services to three customers. Due to significant changes in market orientation and demand, the Sentage Operating Companies’ business is also undergoing rapid adjustment in line with changes in national policies. During the year ended December 31, 2024, the Sentage Operating Companies provided prepaid payment network consulting services to one customer. Revenue generated from services provided decreased by approximately $39,000 compared to fiscal year 2023. During the year ended December 31, 2025, the Sentage Operating Companies provided prepaid payment network consulting services to one customer. Revenue generated from services provided decreased by approximately $39,000 compared to fiscal year 2024. As of the date of this annual report, we anticipate that all aspects of the market will gradually stabilize. The Sentage Operating Companies plan to find new business directions by adjusting their business plan accordingly.

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

	2025		2024		Fluctuation
	Amount	%	Amount	%	Amount	%
Summary selling, general and administrative expenses:
Professional expenses	758,855	32.5	963,682	52.5	(204,827)	(21.3)
Employee compensations	315,315	13.5	548,694	29.9	(233,379)	(42.5)
Rental expenses	116,434	5.0	121,201	6.6	(4,767)	(3.9)
Provision for credit losses	1,029,031	44.0	97,880	5.3	931,151	951.3
Other expenses	118,092	5.0	104,479	5.7	13,614	13.0
Total selling, general and administrative expenses	2,337,727	100.0	1,835,936	100.0	501,791	27.3

For the fiscal years ended December 31, 2024 and 2025, our selling, general and administrative expenses amounted to $1,835,936 and $2,337,727, respectively. For fiscal year 2025, there was an increase of $501,791, or 27.3%, as compared with fiscal year 2024. The increase was primarily due to the following:

(i)	Provision for credit losses increased by $931,151 from $97,880 in fiscal year 2024 to $1,029,031 in fiscal year 2025, primarily due to the provision made for uncollectible loans in other receivables under the Current Expected Credit Losses model;

(ii)	Professional fees decreased by $204,827 from $963,682 in fiscal 2024 to $758,855 in fiscal 2025, due to a decrease in consulting services paid to third-party professionals;

(iii)	Employee compensation decreased by $233,379 from $548,694 in fiscal year 2024 to $315,315 in fiscal 2025, primarily due to a reduction in the Company’s headcount, which resulted in a reduction in base salaries and social security;

(iv)	Rental expenses decreased by $4,767 from $121,201 in fiscal year 2024 to $116,434 in fiscal 2025, primarily due to the expiration of a lease contract and failure to renew it; and

(v)	Other expenses increased by $13,614 from $104,479 in fiscal year 2024 to $118,092 in fiscal year 2025, primarily due to an increase of $6,500 in office expenses resulting from the replacement of low-value office supplies in 2025.

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

	2023		2024		2025
	Amount	%	Amount	%	Amount	%
Summary Consolidated Statements of Operations:
Operating revenue
Prepaid payment network service fees	146,554	100.0	107,507	100.0	68,909	100.0
Total operating revenue	146,554	100.0	107,507	100.0	68,909	100.0

Cost of revenue
Cost of revenue	12,597	8.6	8,074	7.5	6,072	8.8
Total cost of revenue	12,597	8.6	8,074	7.5	6,072	8.8

GROSS PROFIT	133,957	91.4	99,433	92.5	62,837	91.2

Operating expenses:
Selling, general and administrative expenses	1,897,512	1,294.8	1,835,936	1,707.7	2,337,727	3,392.5
Total operating expenses	1,897,512	1,294.8	1,835,936	1,707.7	2,337,727	3,392.5

Income from operations	(1,763,555)	(1,203.3)	(1,736,503)	(1,615.2)	(2,274,890)	(3,301.3)

Other expenses	(139,722)	(95.3)	(268,328)	(249.6)	(2,716)	(3.9)

Loss before income tax provision	(1,903,277)	(1,298.7)	(2,004,831)	(1,864.8)	(2,277,606)	(3,305.2)

Income tax expense	-	-	-	-	-	-

Net loss	(1,903,277)	(1,298.7)	(2,004,831)	(1,864.8)	(2,277,606)	(3,305.2)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Total operating revenue decreased by $38,598, or 36%, to $68,909 for the fiscal year ended December 31, 2025, from $107,507 for the fiscal year ended December 31, 2024. The prepaid payment network consulting services have witnessed a further decrease in the quantity and scope of the services provided. The reasons for the decrease included a continued slowdown in market demand for specific services offered and the intensively competitive business environment within the prepaid payment network industry. The impact of the revenue decline is reflected in various aspects of the Company’s financial performance, including, but not limited to, a decrease in the gross profit margin and potential changes in the cash flow forecast. The Sentage Operating Companies plan to find new business directions by adjusting their business plan accordingly.

Other expenses

Our other expense consists primarily of bank fees, impairment losses on assets and gains and losses on the exchange rate. In fiscal year 2025, our net other expense was $2,716, a decrease of $265,612 from net other expense of $268,328 in fiscal year 2024. This decrease was primarily due to an impairment loss recognized on uncollectible accounts receivable in fiscal year 2024, with no similar impairment recognized in fiscal year 2025.

Net Loss

As a result of the foregoing, we reported a net loss of $2,277,606 for the fiscal year ended December 31, 2025, representing an increase of $272,775 from a net loss of $2,004,831 for the fiscal year ended December 31, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total operating revenue decreased by $39,047, or 27%, to $107,507 for the fiscal year ended December 31, 2024, from $146,554 for the fiscal year ended December 31, 2023. The prepaid payment network services, have witnessed a decrease in the quantity and scope of the services provided. The reasons for the decrease included a slowdown in the market demand for specific services offered and the intensively competitive business environment within the prepaid payment network. The impact of the revenue decline is reflected in various aspects of the Company’s financial performance, including, but not limited to, a decrease in the gross profit margin and potential changes in the cash flow forecast.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating and financing activities. As of December 31, 2023, 2024 and 2025, we had $2,289,008, $1,277,962 and $503,374 for cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents are primarily denominated in Renminbi and U.S. dollars.

In assessing our liquidity, our management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2025, we had cash and restricted cash of approximately $0.5 million. Accounts receivable of approximately $0.08 million associated with services rendered for our prepaid payment network business has been billed to our customers but has not been collected as of the balance sheet date. We also borrowed approximately $621,863, which was provided by our controlling shareholder, Ms. Qiaoling Lu, to support our working capital need. Ms. Qiaoling Lu will not seek repayment of her related party balance of $1,698,379 as of December 31, 2025 until at least 12 months from the date of this annual report.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended December 31,
	2023	2024	2025
Net cash used in operating activities	$(1,826,944)	$(1,748,375)	$(1,305,717)
Net cash used in investing activities	(23,433)	-	-
Net cash provided by financing activities	339,526	732,281	621,863
Effect of exchange rate change on cash and restricted cash	(28,365)	5,048	(90,734)
Net decrease in cash and restricted cash	$(1,539,216)	$(1,011,046)	$(774,588)
Cash and restricted cash, beginning of year	3,828,224	2,289,008	1,277,962
Cash and restricted cash, end of year	$2,289,008	$1,277,962	$503,374

Operating Activities

Net cash used in operating activities was $1,305,717 for the fiscal year ended December 31, 2025, which primarily consisted of the following:

●	Net loss of $2,277,606 for the fiscal year.

●	An increase in allowance for credit losses of $1,049,339. This is mainly because in the fiscal year 2025 the Company made provisions for allowances for accounts receivable and other receivables under the CECL model, resulting in an increase in allowances of credit losses.

Net cash used in operating activities was $1,748,375 for the fiscal year ended December 31, 2024, which primarily consisted of the following:

●	Net loss of $2,004,831 for the fiscal year.

●	A decrease in Accrued expenses and other current liabilities of $ 31,978. This is mainly due to the decrease in the number of employees in the Company during the 2024 fiscal year, resulting in a decrease in the amount of wages payable.

●	An increase in allowance for credit losses of $361,771. This is mainly because in the fiscal year 2024 the Company made provisions for allowances for accounts receivable and other receivables under the CECL model, resulting in an increase in allowances of credit losses.

Net cash used in operating activities was $1,826,944 for the fiscal year ended December 31, 2023, which primarily consisted of the following:

●	Net loss of $1,903,277 for the fiscal year.

●	A decrease in Accrued expenses and other current liabilities of $ 54,868. This is mainly due to the decrease in the number of employees in the Company during the 2023 fiscal year, resulting in a decrease in the amount of wages payable

●	An increase in allowance for credit losses of $361,771. This is mainly because, in fiscal year 2023, the Company made provisions for allowances for accounts receivable and other receivables under the CECL model, resulting in an increase in allowances of credit losses.

Investing Activities

 Net cash used in investing activities amounted to $nil for the fiscal year ended December 31, 2025.

Net cash used in investing activities amounted to $nil for the fiscal year ended December 31, 2024.

Net cash used in investing activities amounted to $23,433 for the fiscal year ended December 31, 2023, consisting primarily of purchases of software products.

Financing Activities

Net cash provided by financing activities amounted to $621,863 for the fiscal year ended December 31, 2025, consisting primarily of proceeds from related party working capital advances of $621,863.

Net cash provided by financing activities amounted to $732,281 for the fiscal year ended December 31, 2024, consisting primarily of proceeds from related party working capital advances of $732,281.

Net cash provided by financing activities amounted to $339,526 for the fiscal year ended December 31, 2023, consisting primarily of proceeds from related party working capital advances of $339,526.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue from prepaid payment network services

In 2012, Qingdao Buytop was granted a third-party payment service license by the relevant authority in China. Qingdao Buytop started to provide prepaid payment network services to merchant customers in August 2019. Qingdao Buytop is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarkets and department stores. In connection with prepaid payment network services, we expect to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; and (2) prepaid card payment services fees related to the issuance and use of prepaid cards.

Technology consulting and support services are short-term in nature, with a service period ranging from three to eight months. These services are distinct deliverables, as they involve customized advice, problem - solving, and support tailored specifically to the client’s needs, rather than being bundled with other services. The Company acts as the principal in providing these services, taking on the primary obligation to deliver the consulting and support and bearing the associated risks and rewards. Related service fees are recognized as revenue over time, based on the progress of service delivery, which aligns with the nature of the services being provided continuously during the service period.

For merchant customers who require prepaid card payment services, which include activities such as collecting and processing information necessary for prepaid card issuance and authorizing transaction requests after verifying transaction information, these services are often bundled together as part of a comprehensive prepaid card service offering. The Company is considered the agent in this scenario, as it facilitates the prepaid card transactions on behalf of the merchant customers. The Company charges a service fee equal to 0.3% to 0.5% of each transaction amount. Revenue from these services is recognized at a point in time, specifically when the prepaid cards issued by merchant customers are used by their end - user cardholders. This is because the Company’s performance obligation is satisfied when the end - user uses the card, and the amount of revenue can be reliably measured at that specific moment.

For the fiscal years ended December 31, 2024 and 2025, we earned $107,507 and $68,909 in revenue from providing technology consulting and support service to customers, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Ms. Qiaoling Lu	46	Chief Executive Officer, Chairman of the Board of Directors, and Director
Ms. Chunli Fu	50	Chief Financial Officer
Mr. Yiheng Guo	42	Director
Ms. Yingxin Bi (1)(2)(3)	43	Independent Director
Mr. Angel Colon (1)(2)(3)	52	Independent Director
Mr. Shengsong Wang (1)(2)(3)	70	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

Ms. Chunli Fu has been our Chief Financial Officer since October 1, 2025. Ms. Fu has extensive experience in accounting, investment and financing, and served as the finance director of Qingdao Buytop, where she was responsible for overseeing the company’s daily financial operations, including financial reporting, budgeting, and internal controls. Ms. Fu received her bachelor’s degree in Accounting from Qingdao University of Science and Technology in 2005.

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

Ms. Yingxin Bi has been our Independent Director, within the meaning of the Nasdaq Listing Rules, since December 13, 2024. Since January 2021, Ms. Bi has worked as an independent consultant, actively involved in financing projects for prominent companies such as Alibaba Intime, Greenland Group, and Shimao Group, serving institutional investors, corporations, and other clients. From June 2019 to December 2020, she served as the general manager of Lupu Investment Group, where she was responsible for building and enhancing a real estate investment and management platform. From August 2013 to May 2019, Ms. Bi held the position of managing director in the real estate investment department at Ping An Trust. In this role, she initiated and executed a range of key projects, including structured financing, land acquisition funds, and mezzanine funds. From September 2011 to August 2013, she held the position of managing director in the fund department at Fosun Property Holdings. From October 2009 to August 2011, she served as an Investment Manager in the Real Estate Investment Department at Ping An Trust. From July 2007 to May 2009, Ms. Bi served as an analyst at Lehman Brothers, where she developed a strong foundation in financial analysis. She obtained a bachelor’s degree co-majoring in Commerce and Property from the University of Auckland in New Zealand in 2005, and a master’s degree in Real Estate Finance and Investment from Reading University in the United Kingdom in 2007.

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

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agreed to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including, but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we, our subsidiaries and the VIEs, paid in aggregate cash compensation of approximately US$181,717 to our directors and executive officers as a group. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

D. Employees

As of the date of this annual report, we employed 3 employees in Shanghai, China, and 4 employees in Qingdao Province, China. As of December 31, 2023, 2024, and 2025, we had 14, 9, and 7 employees, respectively. The following table sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
General Manager’s Office	1	14.3%
Finance Department	2	28.6%
Risk control center	1	14.3%
Business Department	1	14.3%
Technical department	1	14.3%
Integrated department	1	14.3%
Total	7	100%

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Amount due from related parties

As of the date of this annual report and as of December 31, 2025, 2024, and 2023, we had no amounts due from related parties.

Amount due to related parties

As of the date of this annual report, and as of December 31, 2025, 2024, and 2023, the balance due to a related party was in the amount of $1,820,337, $1,698,379, $1,076,516 and $344,235, respectively, as loan advances from the Company’s controlling shareholder, Ms. Qiaoling Lu, to be used as working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand. Ms. Qiaoling Lu will not seek repayment of her related party balance until at least 12 months from the date of this annual report.

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

Dividend Policy

We have not declared or paid any cash dividends and have no intention to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

PRC Taxation

According to the EIT Law, which was promulgated by the NPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and were last amended on December 6, 2024, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose income has no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees that we paid and accrued for audit and other services provided by Enrome LLP our independent registered public accounting firm for fiscal years 2024 and 2025, respectively.

Enrome LLP

	For the Years Ended December 31,
	2024	2025
Audit fees(1)	220,000	210,000
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	220,000	210,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Sentage Holdings are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association(incorporated herein by reference to Exhibit 1.1 from our registration statement on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.2	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.3	English Translation of Form of Exclusive Business Cooperation Agreement between WFOE and each of Our VIEs and a Schedule of All Exclusive Business Cooperation Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.4	English Translation of Form of Power English Translation of Form of Power of Attorney Granted by Shareholders of each of our VIEs and a Schedule of All Powers of Attorney Adopting the Same Form (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.5	English Translation of Form of Equity Pledge Agreement among WFOE, each of our VIEs, and Shareholders of Each of Our VIEs and a Schedule of All Equity Pledge Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.6	English translation of Form of Exclusive Purchase Option Agreement among WFOE, each of Our VIEs, and Shareholders of each of Our VIEs and a Schedule of All Exclusive Purchase Option Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F 1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.7	English Translation of Form of Spousal Consent Granted by the Spouse of each Individual Shareholder of our VIEs and a Schedule of All Spousal Consents Adopting the Same Form (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.8	English Translation of Form of Loan Agreement Between WFOE and Shareholders of each of our VIEs and a Schedule of All Loan Agreements Adopting the Same Form (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333 254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.9	English Translation of Strategic Cooperation Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Nanchang Jintou Puhui Information Service Co., Ltd., Dated August 28, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.10	English Translation of Cooperation Agreement For Reserve Funds Between Party A: Netsunion Clearing Corporation And Qingdao Buytop Payment Service Co., Ltd., Dated July 15, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.11	English Translation of Framework Consulting Service Agreement Between Daxin Zhuohui Financial Information Service (Shanghai) Co., Ltd. And Tianjin Financial Asset Exchange Co., Ltd. Dated June 12, 2020 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)

4.12	English Translation of Exclusive Purchase Option Agreement Among WFOE, Daxin Zhuohui, And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.12 to the Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.13	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.14	English Translation of Loan Agreements Between WFOE And Shareholders of Daxin Zhuohui (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.15	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Qingdao Buytop (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.16	English Translation of Power of Attorneys Granted By Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.17	English Translation of Equity Pledge Agreements Among WFOE, Qingdao Buytop, And Each Shareholder of Qingdao Buytop (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.18	English Translation of Exclusive Purchase Option Agreement Among WFOE, Qingdao Buytop, And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.19	English Translation of Loan Agreements Between WFOE And Shareholders of Qingdao Buytop (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.20	English Translation of Exclusive Business Cooperation Agreement Between WFOE And Zhenyi (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2020)
4.21	English Translation of Power of Attorneys Granted By Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.22	English Translation of Equity Pledge Agreements Among WFOE, Daxin Wealth, And Each Shareholder of Zhenyi (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.23	English Translation of Exclusive Purchase Option Agreement Among WFOE, Zhenyi, And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.24	English Translation of Spousal Consents Granted By The Spouses of Certain Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.25	English Translation of Loan Agreements Between WFOE And Shareholders of Zhenyi (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021)
4.26	English Translation of Equity Investment Agreement, dated December 15, 2023, by and between Sentage Hongkong Limited and Kangguozhen International Holding Limited (incorporated herein by reference to Exhibit 4.26 to the registration statement on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2024, filed with the SEC on May 14, 2025)
8.1	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2024, filed with the SEC on May 14, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-254558), as amended, initially filed with the Securities and Exchange Commission on March 22, 2021
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 **	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 **	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent Letter of Beijing Dacheng Law Offices, LLP (Fuzhou)
15.2*	Consent Letter of Enrome LLP, Independent Registered Public Accounting Firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(incorporated herein by reference to Exhibit 97.1 from our registration statement on Form 20-F (File No. 001-40580) for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) consolidated statements of comprehensive operations and other comprehensive income (loss), (iii) Consolidated Statements of Changes in Shareholders’ Equit, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director
(Principal Executive Officer)

Date: April 30, 2026

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sentage Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sentage Holdings Inc. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2024 and 2025, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2025, and the results of its operations and its cash flows for the years ended December 31, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, during the financial year ended December 31, 2025, the Group incurred recurring losses from operations of $2,277,606 and negative cash outflows from operating activities amounting to $1,305,717, and as of December 31, 2025, its accumulated deficit was $47,646,285. The Group's liquidity requirements during the year were primarily funded through debt financing obtained from the related party, resulting an increase in the non-current balance due to the related party by $621,863 to $1,698,379. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Singapore

April 30, 2026

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025
		USD	USD
ASSETS
Current assets
Cash and cash equivalents	3	$1,258,001	$477,624
Restricted cash		19,961	25,750
Accounts receivable, net	4	51,890	75,074
Prepaid expenses and other current assets	5	1,012,151	60,371

Total current assets		2,342,003	638,819

Non-current assets
Right-of-use assets, net	9	148,589	71,826
Property and equipment, net	6	50,883	40,764
Intangible assets, net	7	51,957	40,384
Long-term investment	8	9,075,000	9,075,000
Deferred tax assets	10	11,987	12,512

Total non-current assets		9,338,416	9,240,486

Total assets		$11,680,419	$9,879,305

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

		As of December 31,
	Note	2024	2025
		USD	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$5,821	$6,076
Lease liability	9	83,757	65,593
Accrued expenses and other current liabilities	11	224,981	226,298

Total current liabilities		314,559	297,967

Non-current liabilities
Lease liability	9	62,842	-
Due to a related party	12	1,076,516	1,698,379

Total non-current liabilities		1,139,358	1,698,379

Total liabilities		1,453,917	1,996,346

Shareholders’ equity
Class A Ordinary shares, $0.005 par value, 180,000,000 shares authorized, 2,805,325 and 2,805,325 shared issued and outstanding as of December 31, 2024 and 2025	14	14,027	14,027
Class B Ordinary shares, $0.005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and December 31, 2025	14	-	-
Additional paid in capital		55,327,858	55,327,858
Statutory reserves		166,038	166,038
Accumulated deficit		(45,368,679)	(47,646,285)
Accumulated other comprehensive income		87,258	21,321

Total shareholders’ equity		10,226,502	7,882,959

Total liabilities and shareholders’ equity		$11,680,419	$9,879,305

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended December 31,
	Note	2023	2024	2025
OPERATING REVENUE
Prepaid payment network service fee		146,554	107,507	68,909
Total operating revenue		146,554	107,507	68,909

COST OF REVENUE
Cost of revenue		$12,597	$8,074	$6,072
Total cost of revenue		12,597	8,074	6,072

GROSS PROFIT		133,957	99,433	62,837

OPERATING EXPENSE
Selling, general and administrative expenses		1,897,512	1,835,936	2,337,727
Total operating expenses		1,897,512	1,835,936	2,337,727

LOSS FROM OPERATIONS		(1,763,555)	(1,736,503)	(2,274,890)

OTHER EXPENSES		(139,722)	(268,328)	(2,716)

LOSS BEFORE INCOME TAX PROVISION		(1,903,277)	(2,004,831)	(2,277,606)

INCOME TAX EXPENSE	10	-	-	-

NET LOSS		(1,903,277)	(2,004,831)	(2,277,606)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		(41,793)	1,439	(65,937)
COMPREHENSIVE LOSS		$(1,945,070)	$(2,003,392)	$(2,343,543)

Loss per common share- basic and diluted		$(0.68)	$(0.71)	$(0.81)

Weighted average shares- basic and diluted		2,805,325	2,805,325	2,805,325

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Ordinary shares		Additional paid-in capital	Statutory Reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
	NOTE	Shares*	USD	USD	USD	USD	USD	USD
Balances as of January 1, 2023		2,805,325	$14,027	$55,327,858	$166,038	$(41,460,571)	$127,612	$14,174,964
Net loss for the year		-	-	-	-	(1,903,277)	-	(1,903,277)
Foreign currency translation adjustment		-	-	-	-	-	(41,793)	(41,793)
Balances as of December 31, 2023		2,805,325	$14,027	$55,327,858	$166,038	$(43,363,848)	$85,819	$12,229,894
Net loss for the year		-	-	-	-	(2,004,831)	-	(2,004,831)
Foreign currency translation adjustment		-	-	-	-	-	1,439	1,439
Balances as of December 31, 2024		2,805,325	$14,027	$55,327,858	$166,038	$(45,368,679)	$87,258	$10,226,502
Net loss for the year		-	-	-	-	(2,277,606)	-	(2,277,606)
Foreign currency translation adjustment		-	-	-	-	-	(65,937)	(65,937)
Balances as of December 31, 2025		2,805,325	$14,027	$55,327,858	$166,038	$(47,646,285)	$21,321	$7,882,959

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
	Note	2023	2024	2025

Cash flows from operating activities
Net loss		$(1,903,277)	$(2,004,831)	$(2,277,606)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization		21,534	25,219	25,104
Amortization of right-of-use assets		84,108	85,787	83,838
Allowance for credit losses		134,808	361,771	1,049,339
Changes in operating assets and liabilities:
Accounts receivable		14,074)	(3,358)	(75,074)
Prepaid expenses and other current assets		(39,263)	(93,917)	(24,554)
Interest accrued for lease liability		5,508	2,379	3,881
Payment of lease liability		(89,568)	(89,447)	(91,962)
Accrued expenses and other current liabilities		(54,868)	(31,978)	1,317
Net cash used in operating activities		(1,826,944)	(1,748,375)	(1,305,717)

Cash flows from investing activity
Acquisition of property and equipment		(23,433)	-	-
Net cash used in investing activity		(23,433)	-	-

Cash flows from financing activity
Proceeds from related party loans		339,526	732,281	621,863
Net cash provided by financing activity		339,526	732,281	621,863

Reconciliation of cash and restricted cash, beginning of year
Cash		3,805,135	2,262,881	1,258,001
Restricted cash		23,089	26,127	19,961
Cash and restricted cash, beginning of year		$3,828,224	$2,289,008	$1,277,962

Reconciliation of cash and restricted cash, end of year
Cash		2,262,881	1,258,001	477,624
Restricted cash		26,127	19,961	25,750
Cash and restricted cash, end of year		$2,289,008	$1,277,962	$503,374

Effect of exchange rate changes on cash and restricted cash		(28,365)	5,048	(90,734)
Net decrease in cash and restricted cash		(1,539,216)	(1,011,046)	(774,588)
Cash and restricted cash, beginning of year		3,828,224	2,289,008	1,277,962
Cash and restricted cash, end of year		$2,289,008	$1,277,962	$503,374

Supplemental disclosures of non-cash information:
Right-of-use assets obtained in exchange for lease liability		-	161,575	-

SENTAGE HOLDINGS INC. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

(a)	Principal activities

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

As of December 31, 2025, the consolidated financial statements of the Company include the following entities:

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

The Group, together with its wholly-owned subsidiaries and its VIEs, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Group, its subsidiaries, and its VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

(c)	VIE contractual arrangements

The Group’s main operating entities are Daxin Wealth, Daxin Zhuohui, Qingdao Buytop and Zhenyi (or the “Sentage Operating Companies” as referred above), in which we do not have equity interests but whose financial results have been consolidated by Sentage Holdings for accounting purposes in accordance with U.S. GAAP due to Sentage Holdings having effective control over, and being the primary beneficiary of, these companies via the VIE Agreements, which have not been tested in a court of law in China as of the date of this annual report.

Contractual arrangements with VIEs

(a)	Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements between Sentage Operating Group and Sentage WFOE, Sentage WFOE provides Sentage Operating Companies with technical support, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to Sentage Operating Companies by Sentage WFOE under the Exclusive Business Cooperation Agreements, Sentage WFOE is entitled to collect a service fee equal to the remaining amount of Sentage Operating Companies’ profit before tax after deducting relevant costs and reasonable expenses.

The term of each Exclusive Business Cooperation Agreement remains effective unless the agreement is explicitly terminated by Sentage WFOE through written form or other means specified therein. The Sentage Operating Companies do not have the right to terminate that agreement unilaterally.

Sentage WFOE has absolutely authority relating to the management of the Sentage Operating Companies, including, but not limited to, decisions with regard to expense, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions.

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

Under each of the Powers of Attorney, the Sentage Operating Companies Shareholders authorized Sentage WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under the laws of China and the articles of association of the respective Sentage Operating Group, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of the Sentage Operating Companies.

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

Risks associated with the VIE structure

The Group believes that the contractual arrangements with its VIEs and the shareholders of its VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiary and VIEs;

●	limit the Group’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Group’s PRC subsidiary and VIEs may not be able to comply;

●	require the Group or the Group’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds from public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders and it may lose the ability to receive economic benefits from the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, its PRC subsidiary and its VIEs.

The Group, Sentage HK and Sentage WFOE are essentially holding companies and do not have active operations as of December 31, 2024 and 2025. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Group’s VIEs. The Group has not provided any financial support to the VIEs for the years ended December 31, 2024 and 2025.

The table sets forth the assets and liabilities of the VIEs included in the Group’s consolidated balance sheets:

	As of December 31,
	2024	2025
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	8,488	12,419
Restricted cash	19,961	25,750
Accounts receivable, net	51,890	75,074
Prepaid expenses and other current assets	984,998	23,721

Total current assets	1,065,337	136,964

Non-current assets
Property and equipment, net	50,882	40,764
Intangible assets, net	51,957	40,384
Deferred tax assets	11,987	12,512

Total non-current assets	114,826	93,660

Total assets	1,180,163	230,624

Current liabilities
Accounts payable	5,821	6,076
Accrued expenses and other current liabilities	1,773,390	1,842,505

Total current liabilities	1,779,211	1,848,581

Non-current liability
Due to a related party	1,368,555	1,837,409

Total non-current liability	1,368,555	1,837,409
Total liabilities	3,147,766	3,685,990

The table sets forth the results of operations of the VIE included in the Group’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2023	2024	2025
	USD	USD	USD
Total revenues	146,554	107,507	68,909
Net Loss	(797,223)	(917,055)	(1,363,702)

The table sets forth the cash flows of the VIE included in the Group’s consolidated statements of cash flows:

	Years ended December 31,
	2023	2024	2025
	USD	USD	USD
Net cash used in operating activities	(254,262)	(711,635)	(310,275)
Net cash used in investing activity	(23,433)	-	-
Net cash provided by financing activities	299,385	604,461	468,854

For the years ended December 31, 2023, 2024 and 2025, net cash provided by financing activities of the VIEs consists of borrowings from related parties of $299,385, $604,461 and $468,854, respectively.

Under the VIE Arrangements, the Group has the power to direct activities of VIE and can have assets transferred out of VIE. Therefore, the Group considers that there is no asset in VIE that can be used only to settle obligations of VIE, except for registered capital and PRC statutory reserves, if any. As VIE is incorporated as limited liability Group under the Group Law of the PRC, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of VIE. Accordingly, the accounts of VIE and its subsidiaries are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Group’s consolidated financial statements.

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

During the financial year ended December 31, 2025, the Group incurred recurring losses from operations of $2,277,606 and negative cash outflows from operating activities amounting to $1,305,717, and as of December 31, 2025, its accumulated deficit was $47,646,285. The Group's liquidity requirements during the year were primarily funded through debt financing obtained from the related party, resulting an increase in the non-current balance due to the related party by $621,863 to $1,698,379. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group’s principal sources of liquidity have been financial support from its related parties. The Group’s ability to continue as a going concern dependent upon continued financial support from its related party.

While the Group expects to obtain continued financial support from its related parties to sustain its operations, there can be no assurance that such financial support will be available when needed or in sufficient amounts, nor any assurance that the Group will be able to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The Group’s consolidated financial statements include the financial statements of the Group, its subsidiaries and its VIEs. All transactions and balances among the Group, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Group, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Group or its subsidiaries are the primary beneficiary, the Group considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. As a result of the Group’s direct ownership in Sentage WFOE and the VIE Agreements, the Group is regarded as the primary beneficiary of the VIEs, and we treat the VIEs as the Group’s consolidated entities under U.S. GAAP, for accounting purposes. The Group has consolidated the financial results of the VIEs in its consolidated financial statements in accordance with U.S. GAAP. The VIE agreements have not been tested in a court of law in China as of the date of this annual report.

(c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recognized in the period of change and future periods if applicable, in accordance with ASC 250. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, the useful lives of long-lived assets including intangible assets, the allowance for expected credit loss of accounts receivable and other receivables, the realization of deferred tax assets and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Functional currency

The Group use United States dollar (“US$”) as its reporting currency. The functional currency of the Group and its subsidiaries incorporated outside of the PRC is US$, while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

(e)	Convenience translation

The functional and reporting currency of the Group is the United States Dollar (“US$”). The Group’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of the Group and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss) as other comprehensive income or loss.

For the Group, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2025 were translated at RMB7.2993 and RMB6.9931 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended December 31, 2024 and 2025 were RMB7.1957 and RMB7.1875 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

(f)	Cash and cash equivalents

Cash and cash equivalents includes currency on hand and cash at banks that can be added or withdrawn without limitation. The Group maintains all of its bank accounts in the PRC. The Group’s cash balances in these bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(g)	Restricted cash

In connection with the Group’s newly launched prepaid payment network service business, the Group is required to make an initial one-year security deposit with designated PRC banks in order to be eligible to issue prepaid gift and debit cards to customers. Security deposit is based on 1% of the estimated proceeds to be collected from the prepaid card issuance and is subject to adjustment as be determined by the PRC banks based on actual sales volume of the prepaid cards. As of December 31, 2024 and 2025, the Group has not issued any prepaid cards to customers. The Group records such security deposit as restricted cash.

(h)	Accounts receivable, net

Accounts receivable net are service fees generated through providing prepaid payment network services to customers.

Since January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive operations and comprehensive loss. The Group assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily service fees generated through providing prepaid payment network services to customers. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive operations and comprehensive loss.

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

The Group’s intangible assets with definite useful lives primarily are purchased software. The Group typically amortizes intangible assets with definite useful lives on a straight-line basis over estimated useful lives of ten years.

(k)	Impairment of long-lived assets

Long-lived assets with finite lives, property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2024 and 2025.

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

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 based upon the short-term nature of the assets and liabilities. The balance of due to related parties also approximate the fair value because it was paid by cash from related parties to the Group as working capital.

The functional currency for Sentage and Sentage HK is the United States dollar (“US$”). However, Sentage, and Sentage HK currently only serve as the holding companies and did not have active operations as of the date of this annual report. The Group operates its business through its VIEs in the PRC as of December 31, 2025. The functional currency of the Group’s VIEs is the Chinese Yuan (“RMB”). The Group’s consolidated financial statements have been translated into US$. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2024	2025
Year-end spot rate	US$1=RMB7.2993	US$1=RMB6.9931
Average rate	US$1=RMB7.1957	US$1=RMB7.1875

(m)	Revenue recognition

On January 1, 2018, the Group adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenues are as follows:

(1)	Revenue from prepaid payment network services

In 2012, one of the Group’s VIE subsidiaries, Qingdao Buytop, was granted a third-party payment service license by the relevant authority in China. The Group started to provide prepaid payment network services to merchant customers in August 2019. The Group is licensed to issue generic and branded prepaid gift and debit cards and provide related services to various merchants, such as supermarket and department stores. In connection with the prepaid payment network services, the Group expects to generate revenue from: (1) technology consulting and support services fees related to payment solution planning, design, and management; (2) prepaid card payment services fees related to the issuance and use of prepaid cards.

Technology consulting and support services are short-term in nature, with a service period ranging from three to eight months. The contract comprises only one performance obligation providing customers with a technical construction solution for the prepaid card service system, which involves design and development of the online platform, activation of membership card functions, development of membership and prepaid card systems, supporting training services as well as follow-up technical support. Although these activities involve multiple deliverables, they are highly interrelated and integrated to provide a customized solution tailored to the client's specific needs and therefore do not constitute separate performance obligations. The Group acts as the principal in providing these services, taking on the primary obligation to perform the consulting and support and bearing the associated risks and rewards. Revenue is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs. Revenue is recognized based on the passage of time over the service period, which faithfully depicts the transfer of services to the customer as the services are rendered continuously and uniformly throughout the contract term.

For merchant customers requiring prepaid card payment services, the Group collects and processes information necessary for card issuance and authorizes transaction requests after verification. The Group assessed whether each of these activities represents a distinct good or service under ASC 606-10-25-19 and concluded they are not distinct in the context of the contract, as they are highly interdependent and together represent a single integrated service, with each activity significantly modifying the other. Accordingly, under ASC 606-10-25-14, the Group identified a single performance obligation to provide prepaid card processing services. In assessing whether the Group is the principal or agent under ASC 606-10-55-37A and 55-39, the Group determined it does not control the prepaid cards or underlying payment services before transfer to end-user cardholders; the merchant customers are primarily responsible for fulfilling the service and ensuring card functionality; the Group does not bear inventory risk as services are performed on an as-needed basis; the Group has limited pricing discretion, earning only a fixed service fee of 0.3% to 0.5% of each transaction amount; and the Group does not assume credit risk from merchants or cardholders. Based on these indicators, the Group concluded it acts as an agent and reports revenue on a net basis. Revenue is recognized at a point in time when end-user cardholders use the prepaid cards, as the Group’s performance obligation is satisfied and the fee amount can be reliably measured at that moment.

For the years ended December 31, 2025, 2024 and 2023, the Group earned $68,909, $107,507 and $146,554 revenue from providing technology consulting and support service revenue to customers, respectively.

(n)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The Group’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM, which is comprised of the executive directors of the Group, for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group has determined that there is only one reportable operating segment.

(o)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2025, 2024 and 2023. The Group does not believe that there was any uncertain tax provision on December 31, 2025, 2024 and 2023. The Group’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, all of the tax returns of the Group’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

(p)	Value added tax (“VAT”)

The Group is a general taxpayer and is subject to applicable VAT tax rate of 6%. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities.

(q)	Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2025 and 2024, there were no dilutive shares.

(r)	Statutory reserve

In accordance with the Group Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective Group. Appropriation to the discretionary surplus fund is made at the discretion of the respective Group.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective Group. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(s)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the Consolidated Statements of Comprehensive Operations and Comprehensive loss.

(t)	Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Group’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

(u)	Related parties and transactions

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

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

The Group, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group elected the short-term lease exemption as the lease terms are 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. No impairment for right-of-use lease assets as of December 31, 2025 and 2024.

(w)	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities include employee compensation payable, taxes payable and other payables.

Employee compensation payable refers to the salary, social security, provident fund and bonus payable to the Group’s employees before the end of the current fiscal year. taxes payable refers to the composition of VAT and surtax payable under PRC tax before the end of the fiscal year. Other payables mainly deposit, service fees, etc.

(x)	Long-term investment

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Upward adjustments resulting from observable price changes are limited to the amount of previously recognized impairment losses. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss).

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

The investment was accounted for under the measurement alternative as the Group had no significant influence over the investee.

Impairment losses on long-term investments were $nil for both of the years ended December 31, 2024 and 2025.

(y)	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of Advance to suppliers, Other receivable, net and VAT tax recoverable.

(i)	Advance to suppliers represents balance paid to suppliers for certain services that have not been completed. These advances are interest-free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, there was no allowance recorded as the Group considers all of the advance to suppliers balance fully realizable.

(ii)	As of December 31, 2024 and 2025, other receivables primarily included employee advances for business development, loan receivables, and the office space lease deposit. As of December 31, 2024 and 2025, there were allowances for credit losses of $125,675 and $ 976,334, respectively.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Group before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

(z)	Recent accounting pronouncements

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

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Group is currently evaluating the impact that the adoption of this standard will have on its combined financial statement.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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

3.	Cash and cash equivalents

Cash and cash equivalents, consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Cash at bank	$1,257,976	$477,598
Cash on hand	25	26
Total	$1,258,001	$477,624

The carrying amounts of the Group’s bank and cash balances are denominated in the following currencies:

	As of December 31,
	2024	2025
	USD	USD
RMB	$8,726	$12,693
USD	1,249,275	464,931
Total	$1,258,001	$477,624

Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations.

4.	Accounts receivable, net

Accounts receivable, net, consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Accounts receivable associated with prepaid payment network services	$482,238	$578,427
Less: Allowance for credit losses	(430,348)	(503,353)
Accounts receivable, net	$51,890	$75,074

The Group’s accounts receivable are service fees generated through providing prepaid payment network services to customers. As of December 31, 2024 and 2025, the Group had accounts receivable net of $51,890 and $75,074, respectively. The allowance for credit losses of accounts were $430,348 and $503,353 as of December 31, 2024 and 2025.

Allowance for credit losses of accounts movement:

	For the years ended December 31,
	2024	2025
Beginning balance	$194,252	$430,348
Additions	236,096	73,005
Ending balance	$430,348	$503,353

5.	Prepaid expenses and other current assets

The prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Prepaid expenses and other current assets
Advance to suppliers (i)	$16,448	$24,542
Other receivable (ii)	1,114,529	182,460
Value-added Tax (“VAT”) recoverable (iii)	6,849	7,148
Less: Allowance for credit losses	(125,675)	(153,779)
Total	$1,012,151	$60,371

(i)	Advance to suppliers represents balance paid to suppliers for certain services that have not been completed. These advances are interest-free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, there was no allowance recorded as the Group considers all of the advance to suppliers balance fully realizable.

(ii)

As of December 31, 2024, other receivables primarily included employee advances for business development, loan receivables, and the office space lease deposit. On January 1, 2024, the Group entered into a loan contract with Fu’an Information Technology (Qingdao) Co., Ltd for the operation. Under the contract, the Group agreed to lend a total of $933,706. The loan period is from January 1, 2024, to December 31, 2024. As of December 31, 2025, other receivables primarily consisted of employee advances for business development, loan receivables, and the office space lease deposit. The loan to Fu’an Information Technology (Qingdao) Co., Ltd. remained outstanding upon maturity on December 31, 2024. On August 14, 2025, the borrower completed its business deregistration and liquidation. The Group, as a creditor, did not receive any repayment through the liquidation proceedings. Given that the debtor entity ceased to exist, the Group recognized a provision for expected credit losses of $948,230 and subsequently wrote off the full carrying amount of this loan receivable against the allowance during the year ended December 31, 2025.

For the years ended December 31, 2024 and 2025, the allowances for credit losses were $125,675 and $976,334, respectively.

(iii)	VAT tax recoverable represents the amount that is overpaid by the Group before the VAT tax invoices received. Such amount can be used to offset future VAT tax liability.

Allowance for credit losses of accounts movement:

	For the years ended December 31,
	2024	2025
Beginning balance	$-	$125,675
Additions	125,675	976,334
Write-off	-	(948,230)
Ending balance	$125,675	$153,779

6.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Cost:
Office equipment and furniture	$366,733	$382,790
Transportation vehicles	54,212	56,586
Total cost	$420,945	$439,376
Less: Accumulated depreciation	(370,062)	(398,612)
Property and equipment, net	$50,883	$40,764

Depreciation expense was $12,013 and $11,999 for the years ended December 31, 2025 and December 31, 2024, respectively.

7.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Software	$432,429	$451,364
Total cost	$432,429	$451,364
Less: Accumulated amortization	(380,472)	(410,980)
Intangible assets, net	$51,957	$40,384

Amortization expense was $13,092 and $9,550 for the years ended December 31, 2025 and December 31, 2024, respectively.

8.	Long-term investment

On December 15, 2023, the Group entered into a strategic investment agreement with Kangguozhen International Holdings Limited (“Kangguozhen”). As of December 31, 2024, the Group had paid $9,075,000 to Kangguozhen. The investment was accounted for under the measurement alternative in accordance with ASC 321 as the Group had no significant influence over the investee and the equity securities had no readily determinable fair value. The carrying value of the investment was $9,075,000 as of December 31, 2024, and no impairment was recognized.

At each reporting date, the Group reassesses whether the equity instruments continue to qualify for measurement under this alternative. This reassessment includes evaluating whether any observable transactions for the same or similar equity instruments have occurred, and whether any events or changes in circumstances indicate that the fair value of the investment may be less than its carrying amount.

As of December 31, 2024 and 2025, management performed the following procedures: reviewed publicly available information regarding the investee’s equity structure and recent capital raising activities to identify any observable transactions; reviewed the investee’s audited financial statements to assess its financial condition and operating results; and evaluated the investee’s business prospects and industry developments. Based on these assessments, (i) no observable transactions for the same or similar equity instruments of Kangguozhen were identified during 2024 or 2025, and (ii) no events or changes in circumstances were identified that would indicate the fair value is less than the carrying value. Accordingly, the carrying value of the investment remained at $9,075,000 as of both dates.

The impairment losses of long-term investment were $nil and $nil as of December 31, 2024 and 2025, respectively.

9.	Operating leases

The Group has leased office premise under non-cancellable operating lease agreements. This lease has rental terms and renewal rights. The discount rate is 3.60%.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,
	2024	2025
	USD	USD
Right-of-use asset, net	$148,589	$71,826

Lease liability, current	83,757	65,593
Lease liability, non-current	62,842	-
Total lease liability	$146,599	$65,593

The components of lease expenses were as follows:

	For the years ended December 31,
	2024	2025
Lease cost
Amortization of right-of-use assets	$85,787	$83,838
Interest of operating lease liabilities	2,379	3,881
Total	$88,166	$87,719

For the year ended December 31, 2024 and 2025, the short-term lease cost amounted to $21,370 and $ 18,137, respectively.

The following table reconciles the undiscounted cash flows of the Group leases as of December 31, 2025 to the present value of its operating lease payments:

For the year ending December 31	USD
2026	66,482
Total undiscounted operating lease payments	66,482
Less: imputed interest	(889)
Present value of lease liability	65,593

10.	Income tax

(a)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

(b)	Hong Kong Profits Tax

Sentage HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Sentage HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended December 31, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC Operating Entities after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2025, 2024 and 2023, as the Company plans to permanently reinvest the earnings generated before December 31, 2025 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes provision

The following table reconciles the PRC statutory rates to the Group’s effective tax rate for the years ended December 31, 2023, 2024 and 2025:

	Years ended December 31,
	2023	2024	2025
	USD	USD	USD
China Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Nondeductible expenses-permanent difference	0.1%	0.1%	-
Change in valuation allowance	24.9%	24.9%	25.0%
Effective tax rate	-%	-%	-

Deferred taxes

The Group’s deferred tax assets are comprised of the following:

	As of December 31,
	2024	2025
	USD	USD
Deferred tax assets
Allowance for credit losses	$11,987	$12,512
Total gross deferred tax assets	$11,987	$12,512

The Group follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Group’s deferred tax assets primarily derive from the net operating loss (“NOL”) and deferred revenue that can be carried forward to offset future taxable income. As the Group ended its offline loan recommendation business at the end of 2017, management concluded that the chance for the Group’s VIEs, Daxin Wealth and Daxin Zhuohui, to utilize their net operating loss carry forwards were remote. Accordingly, a valuation allowance of approximately $1.2 million has been provided against part of the deferred tax assets associated with the NOL carryforwards that occurred prior to December 31, 2016 due to expiration of some of loss carryforwards. As of December 31, 2024 and 2025, the Group had deferred tax assets balance of $11,987 and $12,512, respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties tax for the years ended December 31, 2025, 2024 and 2023. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2025. As of December 31, 2025, all the tax returns of the Group’s PRC subsidiary and VIEs remain available for statutory examination by PRC tax authorities.

11.	Accrued expenses and other current liabilities

Accrued expenses and other payables consist of the following:

	As of December 31,
	2024	2025
	USD	USD
Accrued expenses and other current liabilities
Deposits received from customers	$17,830	$20,037
Accrued expenses	5,000	5,208
VAT and other taxes payable	188,570	197,657
Payroll payable	13,581	3,396
Total	$224,981	$226,298

12.	Related party transactions

Due to related party

Due to a related party consists of the following:

		As of December 31,
Name	Related party relationship	2024	2025
		USD	USD
Qiaoling Lu	CEO and controlling shareholder of the Company	$1,076,516	$1,698,379
Total due to a related party		$1,076,516	$1,698,379

As of December 31, 2024 and 2025, the balance due to a related party in the amount of $1,076,516 and $1,698,379, respectively, represented amounts drawn down under a financial support commitment from the Group’s controlling shareholder for working capital purposes. The commitment is uncapped, interest-free, unsecured, and has no fixed repayment term. Amounts drawn under the commitment are repayable in cash.

13.	Concentrations

A majority of the Group’s revenue and expense transactions are denominated in RMB and a significant portion of the Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of December 31, 2024 and 2025, $1,277,962 and $503,374 of the Group’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended December 31, 2024 and 2025, the Group’s substantial assets were located in the PRC and the Group’s substantial revenues were derived from its subsidiaries and VIEs located in the PRC.

For the year ended December 31, 2024, one customer accounted for more than 100.0% of the Group’s total revenue.

For the year ended December 31, 2025, one customer accounted for more than 100.0% of the Group’s total revenue.

As of December 31, 2024, one customer accounted for 61.5% of the total accounts receivable balance. As of December 31, 2025, one customer accounted for 100.0% of the total accounts receivable balance.

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

Restricted net assets and liabilities

Relevant PRC laws and regulations restrict the Group’s PRC subsidiary and VIEs from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Group in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Group without the consent of a third party.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S GAAP differ from those in the statutory financial statements of the WFOE and VIEs. Remittance of dividends by a wholly foreign-owned Group out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In addition, relevant PRC laws and regulations restrict the transfer of a portion of the net liabilities of the Group’s PRC subsidiary and VIEs. In the event of operating losses, these entities may generate net liabilities. However, due to legal and regulatory constraints, they are prohibited from shifting these net liabilities. Any attempt to transfer restricted net liabilities by a wholly foreign - owned Group out of China is subject to scrutiny by the banks designated by the State Administration of Foreign Exchange.

In light of the foregoing restrictions, Sentage WFOE and the VIEs are restricted in their ability to transfer their net assets and liabilities to the Group. Foreign exchange and other regulations in the PRC may further restrict Sentage WFOE and VIEs from transferring funds to the Group in the form of dividends, loans and advances. At the same time, they may also further restrict the transfer of net liabilities to the Group, to avoid harming the interests of creditors in the PRC. As of December 31, 2024, restricted net liabilities of Sentage WFOE and VIEs amounted to $ 645,031. And restricted net liabilities of Sentage WFOE and VIEs amounted to $2,138,294 as of December 31, 2025.

15.	Commitment and Contingencies

(a)	Contingencies

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows.

(b)	Lease commitments

Sentage WFOE entered into operating lease agreements with landlords to lease office space in Shanghai.

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as December 31, 2025 are payable as follows:

Lease Commitment
Within 1 year	9,270
Total	9,270

16.	Subsequent events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the consolidated financial statements.